Exhibit (a)(1)(F)

FLATWORLD ACQUISITION CORP.

Amended and Restated Offer to Purchase for Cash
by

FLATWORLD ACQUISITION CORP.
of
Up to 825,000 of its Ordinary Shares
at a Purchase Price of $10.18 Per Share
In Connection with its Consummation of a Proposed Business Transaction

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON THURSDAY, AUGUST 30, 2012 UNLESS THE OFFER IS EXTENDED.

If you support FlatWorld Acquisition Corp.’s proposed acquisition of Orchid Island Capital, Inc.,

do not tender your Ordinary Shares in the Offer because if more than 825,000 Ordinary Shares are tendered in the Offer, we will not be able to consummate the Merger.

FlatWorld Acquisition Corp., a British Virgin Islands business company with limited liability (“FlatWorld,” the “Company,” “we,” “us” or “our”) hereby offers to purchase up to 825,000 of FlatWorld’s issued and outstanding ordinary shares, no par value (the “Ordinary Shares”), at a purchase price of $10.18 per share, net to the seller in cash, without interest (the “Share Purchase Price” or “Purchase Price”), for a total Purchase Price of up to $8,398,500 upon the terms and subject to certain conditions described in this Amended and Restated Offer to Purchase for Cash (the “Offer to Purchase”) and in the Amended and Restated Letter of Transmittal for the Ordinary Shares (the “Letter of Transmittal”) (which, together with this Offer to Purchase as they may be amended or supplemented from time to time, constitute the “Offer”).  If more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn, we will terminate or extend the Offer. Accordingly, there will be no proration in the event that more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn in the Offer. If we terminate the Offer, we will NOT: (i) purchase any Ordinary Shares pursuant to the Offer or (ii) consummate the Merger (as defined below) in accordance with the terms of the Agreement and Plan of Reorganization described in this Offer to Purchase.

The Share Purchase Price of $10.18 is equal to the per share amount of the Ordinary Shares sold in our initial public offering (“IPO”) on deposit in our Trust Account (as defined herein) as of the commencement of the Offer less taxes and interest earned on the IPO proceeds placed in the Trust Account. See “The Offer — Number of Ordinary Shares; Share Purchase Price; No Proration.”

The Offer is being made pursuant to the terms of an Agreement and Plan of Reorganization dated as of July 26, 2012 (as may be amended from time-to-time, the “Agreement and Plan of Reorganization”), by and among FlatWorld, FTWA Orchid Merger Sub LLC, a Maryland limited liability company wholly-owned by FlatWorld (“Merger Sub”), Orchid Island Capital, Inc., a Maryland corporation (“Orchid Island”), Bimini Capital Management, Inc., a Maryland corporation (“Bimini Capital”), Bimini Advisors, LLC, a Maryland limited liability company (“Bimini Advisors”), and FWAC Holdings Limited, a British Virgin Islands business company limited by shares (“FWAC Holdings” or our “Sponsor”), pursuant to which, subject to the terms and conditions contained therein, Orchid Island will be merged with and into Merger Sub with Merger Sub surviving the merger (sometimes referred to hereinafter as the “Surviving Company”) as a wholly-owned subsidiary of FlatWorld (the “Merger”). Immediately following the consummation of the Merger, FlatWorld will change its name to “Orchid Island Holding, Inc.” and Merger Sub will change its name to “Orchid Island Capital LLC.”  Pursuant to its Seventh Amended and Restated Memorandum and Articles of Association (the “Charter”) and the BVI Business Companies Act of 2004, as amended (the “Act”), FlatWorld may consummate a merger without shareholder approval by providing all holders of its Ordinary Shares with the opportunity to redeem their Ordinary Shares through a tender offer pursuant to the tender offer rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offer is being made in part to provide FlatWorld shareholders with such opportunity to redeem their Ordinary Shares and to allow the Merger to be completed without a shareholder vote. See “The Offer — Purpose of the Offer; Certain Effects of the Offer.”

THE OFFER IS CONDITIONED ON SATISFACTION OF THE MERGER CONDITION (AS FURTHER DESCRIBED IN THIS OFFER TO PURCHASE), AND NO MORE THAN 825,000 ORDINARY SHARES BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN AND CERTAIN OTHER CONDITIONS. SEE “THE OFFER — CONDITIONS OF THE OFFER.”

Only Ordinary Shares validly tendered and not properly withdrawn will be purchased pursuant to the Offer. Ordinary Shares tendered pursuant to the Offer but not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer. See “The Offer — Procedures for Tendering Shares.”

We will fund the purchase of Ordinary Shares in the Offer with cash available to us from the Trust Account upon consummation of the Merger.  Except as otherwise set forth in the Agreement and Plan of Reorganization, all expenses (including, without limitation, each party’s respective legal, accounting and roadshow travel expenses) incurred in connection with the Agreement and Plan of Reorganization and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Merger or any other related transaction is consummated; provided, however, upon the Closing, Bimini Capital will be responsible for any expenses incurred by Orchid Island in connection with the Merger, including, without limitation, any and all legal, accounting, roadshow travel, investment banking, finders or similar fees and expenses.  FWAC Holdings will be responsible for any expenses, costs, fees and obligations to third-parties, not otherwise the responsibility of Bimini Capital in the preceding sentence, incurred by FlatWorld or Merger Sub in connection with the Merger and the transactions contemplated by the Agreement and Plan of Reorganization, the IPO, or the pursuit of any other business transaction prior to consummation of the Merger, payable or outstanding at consummation of the Merger, in excess of $350,000 (excluding indemnification insurance expenses).  As of July 26, 2012, FlatWorld had approximately $7,899 of cash and cash equivalents not held in the Trust Account. See “The Offer — Source and Amount of Funds.” The Offer is not conditioned on any minimum number of Ordinary Shares being tendered. The Offer is, however, subject to certain other conditions, including that no more than 825,000 Ordinary Shares may be validly tendered and not properly withdrawn and the satisfaction of the Merger Condition.   See “The Offer — Purchase of Shares and Payment of Purchase Price” and “— Conditions of the Offer.”

The Ordinary Shares are quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “FWLAF.” As of August 17, 2012, the last reported closing price of the Ordinary Shares was $10.09 per share. Shareholders are urged to obtain current market quotations for the Ordinary Shares before deciding whether to tender their Ordinary Shares pursuant to the Offer. See “Price Range of Securities and Dividends.”

We also have outstanding units comprised of one Ordinary Share and one warrant to acquire one Ordinary Share (a “Warrant” and, together with one Ordinary Share, the “Units”). The Warrants and Units also are quoted on the OTCBB under the symbols “FWLWF” and “FTWAF,” respectively. The Offer is only open for our Ordinary Shares, but not those together as part of our Units. You may tender Ordinary Shares that are included in Units, but to do so you must separate such Ordinary Shares from the Warrants prior to tendering such Ordinary Shares. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. See “The Offer — Procedure for Tendering Ordinary Shares.”

Our intention is to consummate the Merger. Our board of directors has unanimously (i) approved our making the Offer, (ii) declared the advisability of the Merger and approved the Agreement and Plan of Reorganization and the other transactions contemplated by the Agreement and Plan of Reorganization (collectively, the “Transaction”), and (iii) determined that the Merger is in the best interests of the shareholders of FlatWorld and, if consummated, would constitute our initial business transaction pursuant to our Charter. If you tender your Ordinary Shares in the Offer, you will not be participating in the Merger or the planned post-Merger cash and warrant dividend because you will no longer hold such Ordinary Shares in FlatWorld, which will be the public holding company for Orchid Island upon the consummation of the Merger. Further, if more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn, we will not be able to consummate the Merger.  See “Price Range of Securities and Dividends” and “The Offer.”

THEREFORE, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU DO NOT ACCEPT THE OFFER WITH RESPECT TO YOUR ORDINARY SHARES.

The members of our board of directors will directly benefit from the Transaction and have interests in the Transaction that may be different from, or in addition to, the interests of FlatWorld shareholders. See “The Transaction — Certain Benefits of FlatWorld’s Directors and Officers and Others in the Transaction.”   You must make your own decision as to whether to tender your Ordinary Shares and, if so, how many Ordinary Shares to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. See “The Offer — Purpose of the Offer; Certain Effects of the Offer.” You should discuss whether to tender your Ordinary Shares with your broker, if any, or other financial advisor. See “Risk Factors” for a discussion of risks that you should consider before participating in the Offer.

Our Sponsor, which is owned by our officers, directors, advisors, their respective affiliates and other non-affiliates, and each of our officers and directors has agreed not to tender any Ordinary Shares pursuant to the Offer.   See “The Offer — Purpose of the Offer; Certain Effects of the Offer” and “Certain Relationships and Related Transactions — FlatWorld.”

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Ordinary Shares or passed upon the accuracy or adequacy of the Offer. Any representation to the contrary is a criminal offense.

Questions and requests for assistance regarding the Offer may be directed to Morrow & Co., LLC, the information agent for the Offer (the “Information Agent”), at the telephone numbers set forth on the back cover of this Offer to Purchase. You may request additional copies of this Offer to Purchase, the Letter of Transmittal, and the other Offer documents from the Information Agent at the telephone numbers and address on the back cover of this Offer to Purchase. You may also contact your broker, dealer, commercial bank, trust company or nominee for copies of these documents.

August 20, 2012

IMPORTANT

If you desire to tender all or any portion of your Ordinary Shares, you must do one of the following before the Offer expires:

•     if your Ordinary Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and have the nominee tender your Ordinary Shares for you;

•     if you hold certificates for Ordinary Shares registered in your own name, you must complete and sign the accompanying Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your Ordinary Shares and any other documents required by the Letter of Transmittal, to Continental Stock Transfer & Trust Company (the “Depositary”) at the address shown on the back cover of this Offer to Purchase.  Do not send such materials to FlatWorld or the Information Agent;

•     if you are an institution participating in The Depository Trust Company, you must tender your Ordinary Shares according to the procedure for book-entry transfer described in “The Offer — Procedures for Tendering Shares;” or

•     if you are the holder of Units and wish to tender Ordinary Shares included in such Units, you must separate the Ordinary Shares from the Units prior to tendering such Ordinary Shares pursuant to the Offer. You must instruct your broker to do so, or if you hold Units registered in your own name, you must contact the Depositary directly and instruct them to do so. If you fail to cause your Ordinary Shares to be separated in a timely manner before the Offer expires, you will likely not be able to validly tender such Ordinary Shares prior to the expiration of the Offer.

To validly tender Ordinary Shares pursuant to the Offer, other than Ordinary Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must properly complete and duly execute the Letter of Transmittal.

We are not making the Offer to shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to comply with the applicable laws and regulations to make the Offer to shareholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Ordinary Shares pursuant to the Offer. You should rely only on the information contained in this Offer to Purchase and in the Letter of Transmittal or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If anyone makes any recommendation or gives any information or representation regarding the Offer, you must not rely upon that recommendation, information or representation as having been authorized by us, our board of directors, the Depositary or the Information Agent. You should not assume that the information provided in this Offer to Purchase is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this Offer to Purchase.

Questions and requests for assistance should be directed to Morrow & Co., LLC, the Information Agent for the Offer , at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other materials related to the Offer may also be obtained for free from Morrow & Co., LLC. Copies of this Offer to Purchase, the Letter of Transmittal, and any other material related to the Offer may also be obtained at the website maintained by the Securities and Exchange Commission at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.  See “Where You Can Find More Information.”

The Information Agent for the Offer is:

Morrow & Co., LLC
470 West Avenue, 3rd Floor,
Stamford, CT 06902
Telephone: (800) 662-5200
Banks and brokerage firms: (203) 658-9400

Page

Summary Term Sheet And Questions And Answers	1
Forward-Looking Statements	12
Risk Factors	14
Information About the Companies	38
Selected Historical Financial Information	40
Selected Unaudited Condensed Consolidated Pro	42
Comparative Share Information	45
The Transaction	47
Agreement and Plan of Reorganization	56
Related Agreements	64
The Offer	67
Description Of Securities	96
Material Differences in the Rights of FlatWorld Shareholders Following the Transaction	101
Price Range Of Securities And Dividends	102
Business Of FlatWorld	104
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of FlatWorld	107
Management Of FlatWorld	112
Business Of Orchid Island	115
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of Orchid Island	128
Management Of Orchid Island	138
Management Of FlatWorld Following The Transaction	139
Manager and Management Agreement	142
Unaudited Condensed Combines Pro Forma Financial Statements	150
Beneficial Ownership Of FlatWorld Securities	158
Certain Relationships and Related Transactions	161
Appraisal Rights	165
Where You Can Find More Information	165
Index To Financial Statements	F-1

Annex I —  Agreement and Plan of Reorganization, dated as of July 26, 2012 by and among FlatWorld Acquisition Corp., FTWA Orchid Merger Sub LLC, FWAC Holdings Limited, Orchid Island Capital, Inc., Bimini Capital Management, Inc. and Bimini Advisors, LLC.

Certain Definitions

Unless otherwise specified in this Offer to Purchase or the context otherwise requires:

•

references to “FlatWorld” are to FlatWorld Acquisition Corp., which will change its name to Orchid Island Holding, Inc. immediately following the consummation of the Merger;

•

references to “combined company” are to FlatWorld and Orchid Island Capital LLC following the Merger;

•

references to “Merger Sub” are to FTWA Orchid Merger Sub LLC, a wholly-owned subsidiary of FlatWorld;

•

references to “Orchid Island” prior to the consummation of the Merger are to Orchid Island Capital, Inc., a wholly-owned subsidiary of Bimini Capital Management, Inc., and, following the consummation of the Merger, are to Orchid Island Capital LLC, which will be the name of the company that survives the Merger as a wholly-owned subsidiary of FlatWorld;

•

 references to “we,” “our” and “us” prior to consummation of the Merger are to FlatWorld and Orchid Island, as applicable; and

•

References to “we,” “our” and “us” following the consummation of the Merger are to FlatWorld.

i

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS

This summary term sheet highlights important information contained in this Amended and Restated Offer to Purchase for Cash (the “Offer to Purchase”), the Ordinary Shares (as defined below) and the Merger (as defined below). To understand the Offer (as defined below) and the Merger (as defined below) fully and for a more complete description of the terms of the Offer and the Merger, you should carefully read this entire Offer to Purchase, including the Annex thereto, and the Amended and Restated Letter of Transmittal (the “Letter of Transmittal”), which collectively constitute the “Offer.” We have included references to the sections of this Offer to Purchase where you will find a more complete description of the topics addressed in this summary term sheet.

Ordinary Shares Subject of the Offer	Up to 825,000 ordinary shares, no par value, of FlatWorld Acquisition Corp (the “Ordinary Shares”).
Price Offered Per Ordinary Share	$10.18 net to the seller in cash, without interest thereon (the “Share Purchase Price” or “Purchase Price”).
Scheduled Expiration of Offer

5:00 p.m., New York City time, on Thursday, August 30, 2012, unless the Offer is otherwise extended, which may depend on the timing and process of Securities and Exchange Commission (“SEC”) review of this Offer to Purchase, or terminated (the “Expiration Date”).

Party Making the Offer	FlatWorld Acquisition Corp., a British Virgin Islands business company with limited liability.

For further information regarding the Offer, see “The Offer.”

 General

Who is offering to purchase the Ordinary Shares?

FlatWorld Acquisition Corp., a British Virgin Islands business company with limited liability (“FlatWorld,” the “Company,” “we,” “us” or “our”), is offering to purchase the Ordinary Shares.  See “Business of FlatWorld.”

What Ordinary Shares are sought?

We are offering to purchase up to 825,000 outstanding Ordinary Shares validly tendered and not properly withdrawn pursuant to the Offer. If more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn, we will terminate or extend the Offer. Accordingly, there will be no proration in the event that more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn in the Offer. If we terminate the Offer, we will NOT: (i) purchase any Ordinary Shares pursuant to the Offer or (ii) consummate the Merger in accordance with the terms of the Agreement and Plan of Reorganization (as defined below), and we will promptly return all Ordinary Shares delivered pursuant to the Offer at our expense.

What will be the purchase price for the Ordinary Shares and what will be the form of payment?

 The Share Purchase Price for the Offer is $10.18 per share. All Ordinary Shares we purchase pursuant to the Offer will be purchased at the Share Purchase Price. See “The Offer — Number of Ordinary Shares; Share Purchase Price; No Proration.” If your Ordinary Shares are purchased in the Offer, you will be paid the Share Purchase Price, in cash, without interest, promptly after the Expiration Date. Our Seventh Amended and Restated Memorandum and Articles of Association (the “Charter”) requires that we offer a price per Ordinary Share equal to the amount held in the Trust Account as of the commencement of the Offer, less taxes and interest earned on the initial public offering (“IPO”) proceeds placed in the Trust Account, divided by 2,295,500 Ordinary Shares sold as part of the Units in our IPO. Although we do not anticipate any change to the Share Purchase Price, if we need to adjust the Share Purchase Price to comply with our Charter, we will amend the Offer and, if necessary, extend the Expiration Date for at least 10 business days. Under no circumstances will we pay interest on the Share Purchase Price including but not limited to, by reason of any delay in making payment. See “The Offer — Number of Ordinary Shares; Share Purchase Price; No Proration” and “— Purchase of Shares and Payment of Purchase Price.”

Why is FlatWorld tendering for the Ordinary Shares if FlatWorld’s board recommends that I DO NOT tender my shares?

FlatWorld cannot consummate the Merger if more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn in the Offer. Accordingly, FlatWorld’s board recommends that you do not tender your Ordinary Shares so the Merger can be consummated. However, FlatWorld commenced this Offer to Purchase because FlatWorld is required pursuant to its Charter to allow shareholders who do not support the Agreement and Plan of Reorganization, the Merger and the other transactions contemplated by the Agreement and Plan of Reorganization (collectively, the “Transaction”) an opportunity to tender their Ordinary Shares to us for purchase.

How is the Offer different from typical tender offers?

Typically an issuer or a third party commencing a tender offer wants to purchase the entire amount of the securities they are offering to purchase. In this case, FlatWorld does not want its shareholders to tender any Ordinary Shares, and FlatWorld’s board of directors recommends that existing shareholders not tender their Ordinary Shares after they review the Offer. In fact, unlike most tender offers where an offeror’s purchase of securities enables them to consummate a business transaction, here, your decision to tender your Ordinary Shares may make it less likely that we can consummate the Merger with Orchid Island because if more than 825,000 Ordinary Share are validly tendered and not properly withdrawn in the Offer, we will not be able to consummate the Merger. In essence, the Offer functions as a “reverse” tender offer in which a shareholder can exercise their redemption rights for Ordinary Shares and we will only be able to consummate the Merger if no more than 825,000 Ordinary Shares are tendered in the Offer. Accordingly, your decision to tender your Ordinary Shares in the Offer would make it less likely that we will be able to consummate the Merger.

In addition, unlike a typical tender offer, there will be no proration in the event more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn in the Offer. The Offer contains a condition that no more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn prior to the Expiration Date (the “Maximum Tender Condition”). If more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn, we will terminate or extend the Offer. Shareholders have the right, pursuant to our Charter, to a pro rata portion of our Trust Account (as defined below), absent a business transaction, only in the event of our liquidation. Consequently, if we terminate the Offer, we will NOT: (i) purchase any Ordinary Shares pursuant to the Offer or (ii) consummate the Merger in accordance with the terms of the Agreement and Plan of Reorganization, and we will promptly return all Ordinary Shares delivered pursuant to the Offer at our expense. If the Offer and the Merger are not consummated prior to September 9, 2012, we will be required to liquidate and distribute the Trust Account, pro rata, to our public shareholders by way of redemption.  In that event, our warrants will expire worthless.

What is the background of FlatWorld?

FlatWorld is a blank check or special purpose acquisition company formed on June 25, 2010 for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with one or more operating businesses. FlatWorld consummated its IPO of 2, 200,000 units, each unit consisting of one Ordinary Share and one warrant to purchase one Ordinary Share (a “Warrant” and, together with one Ordinary Share, a “Unit”) on December 15, 2010.  On January 25, 2011, FlatWorld consummated the closing on an additional 95,500 Units pursuant to the partial exercise of the underwriters’ over-allotment option.  The net proceeds of the IPO, together with $1,500,000 from FlatWorld’s sale of 2,000,000 warrants (the “Insider Warrants”) to FWAC Holdings Limited, a British Virgin Islands business company with limited liability which is owned by our officers, directors, advisors, their respective affiliates and other non-affiliates (“FWAC Holdings” or our “Sponsor”), plus deferred legal fees in connection with our IPO of $50,000 for an aggregate of $23,374,786, were deposited in a trust account in accordance with the terms of our IPO (the “Trust Account”) pending completion by FlatWorld of an initial business transaction. If FlatWorld does not consummate its initial business transaction by September 9, 2012, it must liquidate the Trust Account to the holders of the Ordinary Shares issued in its IPO and dissolve.

Why must we complete our business transaction by September 9, 2012?

Pursuant to our Charter, we have until September 9, 2012 to complete a business transaction. If we do not consummate a business transaction within such time, we (i) will distribute the Trust Account, pro rata, to our public shareholders by way of redemption and (ii) intend to cease all operations except for the purposes of any winding up of our affairs. Consequently, if we do not consummate the Merger, we will not be able to consummate a different business transaction by September 9, 2012 because we will not have enough time to identify another target, perform due diligence, negotiate a definitive agreement related to the business transaction and complete a new tender offer.

Why is the Offer for 825,000 Ordinary Shares?

Pursuant to our Charter and the BVI Business Companies Act of 2004, as amended (the “Act”), FlatWorld may consummate a business transaction without shareholder approval by providing all holders of its Ordinary Shares with the opportunity to redeem their Ordinary Shares through a tender offer pursuant to the tender offer rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offer is being made in part to provide FlatWorld shareholders with such opportunity to redeem their Ordinary Shares and to allow the Merger to be completed without a shareholder vote. See “The Offer — Purpose of the Offer; Certain Effects of the Offer.” Also, as contemplated in our IPO prospectus, a portion of the $23,374,786 of funds in the Trust Account will be used to pay certain contingency and other expenses related to our IPO. In addition, as of July 26, 2012, FlatWorld had approximately $7,899 of cash and cash equivalents on hand outside of the Trust Account. Accordingly, $8,398,500 will be available to us to purchase 825,000 Ordinary Shares, and consistent with our Charter and the disclosure set forth in our IPO prospectus, and as further required by the terms of the Agreement and Plan of Reorganization, we cannot consummate the Merger if more than 825,000 Ordinary Shares (or approximately 35.9% of our publicly held Ordinary Shares) are validly tendered and not properly withdrawn.

Is there an Agreement and Plan of Reorganization related to the Offer?

Yes. On July 26, 2012, FlatWorld entered into an Agreement and Plan of Reorganization (as it may be amended from time to time, the “Agreement and Plan of Reorganization”) with Merger Sub, Orchid Island, Bimini Capital Management, Inc., a Maryland corporation (“Bimini Capital”), Bimini Advisors, LLC, a Maryland limited liability company (“Bimini Advisors”), and FWAC Holdings pursuant to which, subject to the terms and conditions contained therein, Orchid Island will be merged with and into Merger Sub with Merger Sub surviving the Merger as a wholly-owned subsidiary of FlatWorld (the “Merger”). Immediately following the consummation of the Merger, FlatWorld will change its name to “Orchid Island Holding, Inc.” and Merger Sub will change its name to “Orchid Island Capital LLC.”  Pursuant to its Charter and the Act, FlatWorld is permitted to consummate the Merger without shareholder approval by providing all holders of its Ordinary Shares with the opportunity to redeem their Ordinary Shares through a tender offer pursuant to the tender offer rules promulgated under the Exchange Act. See “The Agreement and Plan of Reorganization.”

Who are Orchid Island, Bimini Capital and Bimini Advisors?

Orchid Island is a specialty finance company that invests primarily in residential mortgage-backed securities (“RMBS”). The principal and interest payments of these RMBS are guaranteed by the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), or the Government National Mortgage Association (“Ginnie Mae”), and are backed by primarily single-family residential mortgage loans (“Agency RMBS”). See “Business of Orchid Island,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Orchid Island,”  “Management of Orchid Island” and “Manager and Management Agreement” for more information about the business of Orchid Island and its management.

Bimini Capital is a mortgage real-estate investment trust (“REIT”) that has operated since 2003 and, as of March 31, 2012, had approximately $121.6 million of Agency RMBS.  Orchid Island is currently managed by Bimini Capital.

Bimini Advisors is a wholly-owned subsidiary of Bimini Capital. Upon consummation of the Merger, Bimini Advisors will be responsible for administering the combined company’s business activities and day-to-day operations, subject to the supervision and oversight of our board of directors. See “Related Agreements—Management Agreement” and “Manager and Management Agreement” for more information about the relationship between Orchid Island, Bimini Capital and Bimini Advisors.

What is the Structure of the Merger and the Merger Consideration?

Upon consummation of the Merger, subject to the terms of the Agreement and Plan of Reorganization, Bimini Capital will receive 141,873 Class A Preferred Shares, no par value (the “Preferred Shares”), of FlatWorld (the “Merger Consideration”), convertible on a 1 for 10 basis into an aggregate of 1,418,730 Ordinary Shares of FlatWorld. See “Description of Securities” for more information about the terms of the Ordinary Shares.

The 1,418,730 Ordinary Shares of FlatWorld into which the Preferred Shares are convertible, on an as-converted basis, will represent approximately 49.1% of the issued and outstanding Ordinary Shares of FlatWorld upon consummation of the Merger, assuming (i) the issuance of 141,873 Preferred Shares as Merger Consideration to Bimini Capital; (ii) the repurchase of 573,875 Ordinary Shares currently held by our Sponsor; (iii) that no Warrants are exercised (including the 2,000,000 Warrants acquired by our Sponsor immediately prior to our IPO (the “Insider Warrants”) and the 2,000,000 newly-issued warrants (the “New Sponsor Warrants”) to our Sponsor, each to purchase one Ordinary Share at an exercise price of $9.25, as contemplated by the FWAC Holdings Share Repurchase Agreement); (iv) that the unit purchase option issued to the underwriters of our IPO entitling such persons to acquire an aggregate of 88,000 Units (the “Unit Purchase Option”) is not exercised; and (v) that 825,000 Ordinary Shares are validly tendered and not properly withdrawn and are accepted for payment pursuant to the Offer.  See “The Agreement and Plan of Reorganization—Structure of the Transaction; Consideration to be Paid” for a further description of the Merger Consideration and “Related Agreements—FWAC Holdings Share Repurchase Agreement” for a description of the repurchase of the 573,875 Ordinary Shares owned by our Sponsor.

The Merger Consideration payable to Bimini Capital is subject to adjustment, including, without limitation, an adjustment based upon the actual shareholders’ equity of Orchid Island immediately prior to the consummation of the Merger.  See “The Agreement and Plan of Reorganization—Structure of the Transaction; Consideration to be Paid.”

Bimini Capital will also contribute to FlatWorld $1,754,281 in cash.  Additionally, FWC Advisors LLC, an affiliate of our Sponsor, will receive, pursuant to the Operating Agreement of Bimini Advisors, LLC, Class B membership interests of Bimini Advisors, such that FWC Advisors LLC will own 10% of the membership interests of Bimini Advisors.

Following the consummation of the Merger, FlatWorld intends to take all necessary action to declare a dividend to all holders of Ordinary Shares (the “Post-Merger Dividend”), consisting of, for each Ordinary Share, (i) cash in an amount equal to the quotient of (x) $1,000,000 divided by (y) the number of Ordinary Shares outstanding immediately following the closing of the transaction contemplated by the FWAC Holdings Share Repurchase Agreement (estimated to be between $0.44 per share and $0.68 per share), and (ii) one newly-issued Warrant to purchase one Ordinary Share at an exercise price of $9.50, with such additional terms and conditions as set forth in the Warrant Agreement to be entered into between FlatWorld and Continental Stock Transfer & Trust Company. The record date to be established by the board of directors of

FlatWorld applicable to the Post-Merger Dividend (the “Record Date”) will be a date no later than 12 business days following the consummation of the Merger and, (i) with respect to the cash portion of the dividend, the payment date shall be the date that is three business days following the Record Date and (ii) with respect to the warrant portion of the dividend, the payment date will be the date that is three business days following the date of the effectiveness of FlatWorld’s registration statement registering the foregoing Warrants and Ordinary Shares issuable upon exercise thereof under the Securities Act of 1933, as amended (the “Securities Act”), provided, however, that FlatWorld shall request acceleration of such effectiveness promptly upon having been advised by the SEC that it has no further comment to such registration statement. We expect that FlatWorld will file the registration statement relating to such securities within 60 days following the consummation of the Merger.

If you validly tender and do not properly withdraw your Ordinary Shares in the Offer and such Ordinary Shares are accepted by FlatWorld for payment, you will not receive the dividend as to such Ordinary Shares. Each of our Sponsor and our officers and directors has agreed not to tender any Ordinary Shares pursuant to the Offer.  As a result, other than our Sponsor, whose Ordinary Shares will be repurchased following the completion of the Offer, our officers and directors will receive dividends to the extent that they hold Ordinary Shares following the consummation of the Merger.  Such dividends will not be payable to Bimini Capital, which will hold 141,873 Preferred Shares.  See “Price Range of Securities and Dividends” for further information regarding the contemplated Post-Merger Dividend.

See “The Transaction,” “The Agreement and Plan of Reorganization,” “Description of Securities” and “Price Range of Securities and Dividends.”

The diagram below depicts our organizational structure immediately following the Offer and the Transaction.  The voting percentages provided below assume the following:  (i) the issuance of 141,873 Preferred Shares to Bimini Capital as part of the Merger Consideration; (ii) the repurchase of the Sponsor’s 573,875 Ordinary Shares; (iii) that no Warrants are exercised (including 2,295,500 public Warrants, 2,000,000 Insider Warrants and 2,000,000 New Sponsor Warrants); (iv) that no securities have been issued pursuant to the Unit Purchase Option; and (v) that no Ordinary Shares are validly tendered in the Offer.  Additionally, the 2,295,500 Ordinary Shares owned by shareholders who purchased their shares in the IPO (sometimes referred to as our “public shareholders”) includes 50,000 Ordinary Shares owned by FlatWorld’s Chairman, Gilbert H. Lamphere.

Bimini Capital Management, Inc.
FlatWorld Public Shareholders
100%
141,873 Class A Preferred Shares (convertible to 1,418,730 Ordinary Shares) – 38.20%
2,295,500 Ordinary Shares – 61.80%
FWC Advisors LLC
Bimini Advisors, Inc.
10%
90%
Management Agreement
Bimini Advisors, LLC
FlatWorld Acquisition Corp. (1)
100%
Orchid Island Capital, LLC
(formerly FTWA Orchid Merger Sub LLC)

________________

(1) FlatWorld will change its name to “Orchid Island Holding, Inc.” upon completion of the Merger.

How does FlatWorld intend to be structured after the Transaction?

We intend to elect for FlatWorld to be taxed as a real estate investment trust for U.S. federal income tax purposes (“REIT”) effective as of January 1, 2013.  To do so, after the Transaction, we will seek shareholder approval to reincorporate FlatWorld from the British Virgin Islands to Maryland prior to January 1, 2013.  Assuming that the shareholders approve such reincorporation and FlatWorld is reincorporated as a Maryland corporation prior to January 1, 2013, we intend to elect to be treated as, and to operate so as to qualify as, a REIT effective as of January 1, 2013.

Are there other agreements that have been entered into in connection with the Merger?

Yes. On July 26, 2012 our Sponsor and FlatWorld entered into the FWAC Holdings Share Repurchase Agreement whereby FlatWorld will repurchase from our Sponsor all 573,875 Ordinary Shares held by our Sponsor for the following consideration: FlatWorld shall (i) pay cash consideration of $1,154,281 and (ii) deliver 2,000,000 New Sponsor Warrants to our Sponsor, each to purchase one Ordinary Share of FlatWorld at an exercise price of $9.25.  In addition, Bimini Advisors and the Sponsor have agreed that our Sponsor will receive membership interests in Bimini Advisors equal to 10% of the outstanding equity interests.  The closing of the repurchase of our Sponsor’s Ordinary Shares is subject to the completion of the Merger and will occur 11 business days following the Expiration Date.  See “Related Agreements” for additional information.

What assumptions have we made when disclosing ownership information?

We have made several assumptions with respect to ownership of our Ordinary Shares following the consummation of the Merger.  These assumptions impact certain calculations of post-transaction ownership and voting rights throughout this Offer to Purchase.  Unless otherwise expressly stated, all such calculations relating to beneficial ownership and voting rights post-transaction assume: (i) the issuance of 141,873 Preferred Shares as Merger Consideration to Bimini Capital and the conversion of the same into 1,418,730 Ordinary Shares; (ii) the repurchase of 573,875 Ordinary Shares currently held by our Sponsor; (iii) that no Warrants are exercised (including the 2,000,000 Insider Warrants and 2,000,000 New Sponsor Warrants); (iv) that no securities are issued pursuant to the Unit Purchase Option; and (v) that no Ordinary Shares are validly tendered pursuant to the Offer.  Unless otherwise explicitly stated in this Offer to Purchase, the information contained herein does not give effect to the Post-Merger Dividend.

Are the Offer and the Merger conditioned on one another?

Yes. Pursuant to the Agreement and Plan of Reorganization, it is a condition to the consummation of the Merger that FlatWorld shall have conducted the Offer and purchased no more than 825,000 Ordinary Shares pursuant to the Offer, and the Offer is subject to the condition that the Merger Condition (as described below) is satisfied. If the Merger Condition is not satisfied upon a then scheduled Expiration Date, we will terminate or extend the Offer. In the event the Offer is terminated, we will promptly return any Ordinary Shares, at our expense, that were delivered pursuant to the Offer and we will not consummate the Merger. See “The Agreement and Plan of Reorganization.”

What are the most significant conditions to the Offer?

Our obligation to purchase Ordinary Shares validly tendered and not properly withdrawn prior to the Expiration Date is conditioned upon, among other things:

•     the Merger, in our reasonable judgment to be determined immediately prior to the Expiration Date, is capable of being consummated contemporaneously with the Offer, but in no event later than three business days after the Expiration Date. We refer to this condition, which is not waivable, as the “Merger Condition,” and

•     no more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn prior to the Expiration Date. We refer to this condition, which is not waivable, as the “Maximum Tender Condition.”

We refer to the conditions to the Offer, including the Merger Condition and Maximum Tender Condition, as the “offer conditions.” See “Agreement and Plan of Reorganization — Conditions to the Closing of the Transaction” and “The Offer — Conditions of the Offer.”

What are the most significant conditions to the Merger?

Pursuant to the Agreement and Plan of Reorganization, the consummation of the Merger is conditioned upon, among other things, (i) FlatWorld shall have conducted the Offer and purchased no more than 825,000 Ordinary Shares; and (ii) typical transaction closing conditions (e.g., representations and warranties are true and correct, covenants and agreements have been performed, the Related Agreements (as defined below) shall have been executed and delivered, certificates and other instruments have been executed and delivered, antitrust and regulatory approvals have been obtained, no material adverse effect has occurred with respect to FlatWorld or Orchid Island, and no law or order is in effect prohibiting the Merger).  If any of the conditions to the Merger are not met, Orchid Island or FlatWorld may choose to exercise any applicable right to terminate the Agreement and Plan of Reorganization.  See “Risk Factors — Risks Related to the Transaction” and “The Agreement and Plan of Reorganization — Conditions to the Closing of the Transaction.”

Will there be a single controlling shareholder of FlatWorld following the completion of the Merger?

 No.  However, immediately following the Merger, Bimini Capital, the existing owner of Orchid Island, will hold voting securities representing between approximately 38.2% of the voting power of FlatWorld, in the event no Ordinary Shares are validly tendered in the Offer, and approximately 49.1% of the voting power of FlatWorld in the event 825,000 Ordinary Shares are accepted for payment in the Offer.

However, Bimini Capital may acquire a controlling ownership interest in FlatWorld if the amount of Merger Consideration issuable to Bimini Capital is increased pursuant to a specified formula if the total stockholders’ equity of Orchid Island immediately prior to the effective time of the Merger (the “Effective Time”) (based on the Final Closing Date Company Stockholder’s Equity Calculation (as defined in the Agreement and Plan of Reorganization) is greater than $14,446,800.  In the event of such an increase, and assuming the Final Closing Date Company Stockholder’s Equity Calculation is $15,000,000, the Merger Consideration would be increased by 5,433 Preferred Shares , and, following the Merger, Bimini Capital would hold voting securities representing between approximately 39.09% of the voting power of FlatWorld, in the event no Ordinary Shares are tendered in the Offer, and approximately 50.04% of the voting power of FlatWorld in the event 825,000 Ordinary Shares are accepted for payment in the Offer.  See “Beneficial Ownership of FlatWorld Securities” for more information regarding the beneficial ownership of FlatWorld following the Merger.

Why are we making the Offer?

Our business objective is to consummate the Merger. If more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn pursuant to the Offer, we will terminate or extend the Offer. If we terminate the Offer, we will NOT: (i) purchase any Ordinary Shares pursuant to the Offer or (ii) consummate the Merger in accordance with the terms of the Agreement and Plan of Reorganization, and we will promptly return all Ordinary Shares delivered pursuant to the Offer at our expense. Accordingly, our board of directors recommends that you NOT tender Ordinary Shares pursuant to the Offer because each Ordinary Share tendered in the Offer reduces the amount of funds available to us to consummate the Merger and provide funds for the investment and working capital purposes of the combined company upon consummation of the Merger. The greater the number of Ordinary Shares tendered pursuant to the Offer, the less likely it will be that we will meet the Maximum Tender Condition and, consequently, the less likely it will be that we can consummate the Merger. We are making the Offer in connection with the Merger because the provisions of our Charter, as disclosed in the prospectus related to our IPO, and the Agreement and Plan of Reorganization require us to conduct the Offer to provide FlatWorld’s shareholders an opportunity to redeem their Ordinary Shares for a pro-rata portion of our Trust Account upon our consummation of a business transaction. We also represented that, in connection with this redemption opportunity, we would provide our shareholders with offering documents that contained substantially the same financial and other information about our proposed business transaction and redemption rights that would otherwise be required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies. Accordingly, FlatWorld is making the Offer so that it may provide its shareholders with appropriate disclosure regarding the business and finances of FlatWorld, Orchid Island and the post-transaction company so that shareholders can decide whether to hold their Ordinary Shares, or ask that they be redeemed by us pursuant to the Offer if the offer conditions are satisfied or waived (to the extent waivable).

Promptly following the scheduled Expiration Date, we will publicly announce whether the Merger Condition, Maximum Tender Condition, and the other conditions to the Offer have been satisfied or waived and whether the Offer has been completed, extended, terminated or delayed. If such conditions are satisfied or waived, promptly after the Expiration Date and contemporaneous with the consummation of the Merger, FlatWorld shall purchase and pay the Purchase Price for each Ordinary Share validly tendered and not properly withdrawn prior to the Expiration Date. Upon consummation of the Merger, Orchid Island shall merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of FlatWorld.  The Merger would be completed without a meeting of FlatWorld’s shareholders pursuant to our Charter and the Act. See “The Transaction.”

How will FlatWorld fund the payment for the Ordinary Shares?

FlatWorld will use funds raised in connection with its IPO, which funds are currently held in the Trust Account for the benefit of our public shareholders and which funds will become available to us upon consummation of the Merger, to purchase the Ordinary Shares tendered in the Offer.  Approximately $8.4 million of cash in our Trust Account will be available for us to purchase your Ordinary Shares.  We also intend to use an aggregate of approximately $375,000 of funds released to us from the Trust Account upon consummation of the Merger for payment of fees and expenses incurred in connection with the Offer and the Merger, including $50,000 in deferred legal fees from the IPO.  Bimini Capital has agreed to contribute to FlatWorld $1,754,281 in cash upon consummation of the Merger.  It is expected that the remaining funds from the Trust Account will be used to invest in pass-through Agency RMBS backed by adjustable rate mortgages (“ARMs”), hybrid ARMs and fixed rate mortgage loans and structured Agency RMBS.  Depending on the results of the Offer, we expect that at least approximately $15.0 million (if 825,000 Ordinary Shares are tendered) to approximately $23.4 million (if no Ordinary Shares are tendered) of cash will be released to us from the Trust Account upon consummation of the Merger. As of July 26, 2012, FlatWorld had approximately $7,899 of cash on hand outside of the Trust Account.  See “The Offer — Source and Amount of Funds” and “The Agreement and Plan of Reorganization.”

How long do I have to tender my Ordinary Shares?

You may tender your Ordinary Shares pursuant to the Offer until the Offer expires on the Expiration Date. Consistent with a condition of the Offer, FlatWorld may need to extend the Offer depending on the timing and process of the SEC’s staff review of this Offer to Purchase and related materials. The Offer will expire on Thursday, August 30, 2012, at 5:00 p.m., New York City time, unless we terminate or extend the Offer. See “The Offer — Number of Ordinary Shares; Share Purchase Price; No Proration” and “— Extension of the Offer; Termination; Amendment.” If a broker, dealer, commercial bank, trust company or other nominee holds your Ordinary Shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline. See “The Offer — Procedures for Tendering Shares.”

Can the Offer be extended, amended or terminated and, if so, under what circumstances?

 We may extend or amend the Offer to the extent we determine such extension or amendment is necessary or is required by applicable law or regulation, subject to certain restrictions in the Agreement and Plan of Reorganization. If we extend the Offer, we will delay the acceptance of any Ordinary Shares that have been validly tendered and not properly withdrawn pursuant to the Offer. We can also terminate the Offer if any of the offer conditions listed in “The Offer — Conditions of the Offer” occur, or the occurrence thereof has not been waived. See “The Offer — Extension of the Offer; Termination; Amendment.”

How will I be notified if the Offer is extended, amended or terminated?

If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We will announce any amendment to or termination of the Offer by promptly making a public announcement of the amendment or termination. See “The Offer — Extension of the Offer; Termination; Amendment.”

How do I tender my Ordinary Shares?

 If you hold your Ordinary Shares in your own name as a holder of record and decide to tender your Ordinary Shares, you must deliver your Ordinary Shares by mail or physical delivery and deliver a completed and signed Letter of Transmittal or an Agent’s Message (as defined in “The Offer — Procedures for Tendering Shares”) to Continental Stock Transfer & Trust Company (the “Depositary”) before 5:00 p.m., New York City time, on Thursday, August 30, 2012 , or such later time and date to which we may extend the Offer.  Shareholders should not deliver any such materials to FlatWorld or the Information Agent.

If you hold your Ordinary Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you must contact your broker or other nominee if you wish to tender your Ordinary Shares. See “The Offer — Procedures for Tendering Shares” and the instructions to the Letter of Transmittal.

If you are an institution participating in The Depository Trust Company, you must tender your Ordinary Shares according to the procedure for book-entry transfer described in “The Offer — Procedures for Tendering Shares.”

You may contact Morrow & Co., LLC, the information agent for the Offer (the “Information Agent”), or your broker for assistance. The telephone numbers for the Information Agent are set forth on the back cover of this Offer to Purchase. See “The Offer — Procedures for Tendering Shares” and the instructions to the Letter of Transmittal.

Can I tender my Units?

 No. If you hold Units, comprised of one Ordinary Share and a Warrant, and desire to tender the Ordinary Shares included in such Units, you must separate the Ordinary Shares from the Warrants that comprise the Units prior to tendering your Ordinary Shares pursuant to the Offer. You may instruct your broker to do so, or if you hold Units registered in your own name, you must contact the Depositary directly and instruct them to do so .. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation.  If you fail to cause your Ordinary Shares to be separated in a timely manner before the Offer expires you will likely not be able to validly tender those Ordinary Shares prior to the expiration of the Offer. See “The Offer — Procedures for Tendering Shares.

Can I tender my Warrants?

No. FlatWorld is not offering to purchase its Warrants in the Offer. Furthermore, our Warrants are not exercisable until 30 days after the consummation of the Merger and therefore a Warrant holder will not be able to exercise his, her or its Warrants to purchase Ordinary Shares and then tender the Ordinary Shares pursuant to the Offer.

Until what time can I withdraw previously tendered Ordinary Shares?

You may withdraw Ordinary Shares that you have previously tendered pursuant to the Offer at any time prior to the Expiration Date, namely 5:00 p.m. on Thursday, August 30, 2012. Although pursuant to Rule 13e-4(f)(2)(ii) promulgated under the Exchange Act, you would also have the right to withdraw your previously tendered Ordinary Shares at any time after 11:59 p.m., New York City time, on Monday, September 24, 2012 if not accepted prior to such time, we will cease operations, distribute the proceeds held in our Trust Account to the holders of our Ordinary Shares purchased in our IPO and begin to liquidate FlatWorld if we do not consummate the Merger by September 9, 2012. Except as otherwise provided in “The Offer — Withdrawal Rights,” tenders of Ordinary Shares are irrevocable.

How do I properly withdraw Ordinary Shares previously tendered?

 You must deliver, on a timely basis, a written notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of Ordinary Shares to be withdrawn and the name of the registered holder of such Ordinary Shares. Certain additional requirements apply if the certificates for Ordinary Shares to be withdrawn have been delivered to the Depositary or if your Ordinary Shares have been tendered under the procedure for book-entry transfer set forth in “The Offer — Procedures for Tendering Shares.” See “The Offer — Withdrawal Rights.”

Has FlatWorld or its board of directors adopted a position on the Offer?

 Our intention is to consummate the Merger.  Our board of directors has unanimously (i) approved our making the Offer, (ii) declared the advisability of the Merger and approved the Transaction, and (iii) determined that the Merger is in the best interests of the shareholders of FlatWorld and, if consummated, would constitute our initial business transaction pursuant to our Charter.  If more than 825,000 Ordinary Shares are tendered pursuant to the Offer, we will be unable to consummate the Merger.  Our board of directors therefore unanimously recommends that you do not tender your Ordinary Shares pursuant to the Offer.  If you tender your Ordinary Shares pursuant to the Offer, you will not be participating in the Merger or the Post-Merger Dividend because you will no longer hold such Ordinary Shares in FlatWorld, which will be the public holding company for Orchid Island upon the consummation of the Merger. FlatWorld intends to declare the Post-Merger Dividend payable to each holder of our Ordinary Shares as of a record date established by the FlatWorld board of directors that is no later than 12 business days following the consummation of the Merger, such dividend consisting of cash (estimated to be between $0.44 per share and $0.68 per share) and one warrant to purchase one Ordinary Share at an exercise price of $9.50 per share.  See “Price Range of Securities and Dividends.”   If you tender Ordinary Shares pursuant to the Offer and such Ordinary Shares are accepted by FlatWorld for payment, you will not receive the Post-Merger Dividend.  See “Price Range of Securities and Dividends.”  Because we can only consummate the Merger if no more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn, each Ordinary Share tendered may make it less likely that we can consummate the Merger. The members of our board of directors will directly benefit from the Transaction and have interests in the Transaction that may be different from, or in addition to, the interests of our public holders. See “Risk Factors — Risks Related to the Transaction” and “The Transaction — Certain Benefits of FlatWorld’s Directors and Officers and Others in the Transaction.” You must make your own decision as to whether to tender your Ordinary Shares and, if so, how many Ordinary Shares to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the Letter of Transmittal.

When and how will FlatWorld pay for the Ordinary Shares I tender that are accepted for payment?

FlatWorld will pay the Share Purchase Price in cash, without interest, for the Ordinary Shares accepted for payment by depositing the aggregate Purchase Price with the Depositary promptly after the expiration of the Offer provided that the offer conditions are satisfied or, if waivable, waived. The Depositary will act as your agent and will transmit to you the payment for all of your Ordinary Shares accepted for payment. See “The Offer — Purchase of Shares and Payment of Purchase Price.”

Will I have to pay brokerage fees and commissions if I tender my Ordinary Shares?

 If you are a holder of record of your Ordinary Shares and you tender your Ordinary Shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold your Ordinary Shares in street name through a broker, bank or other nominee and your broker tenders Ordinary Shares on your behalf, your broker may charge you a fee for doing so. We urge you to consult your broker or nominee to determine whether any charges will apply. See “The Offer — Procedures for Tendering Shares.”

What are the U.S. federal income tax consequences if I tender my Ordinary Shares?

The receipt of cash for your tendered Ordinary Shares will generally be treated for U.S. federal income tax purposes either as (i) a sale of your tendered Ordinary Shares or (ii) a corporate distribution. See “The Offer — Material U.S. Federal Income Tax Considerations.”

Will I have to pay stock transfer tax if I tender my Ordinary Shares?

 We will not pay any stock transfer taxes in connection with this Offer. If you instruct the Depositary in the Letter of Transmittal to make the payment for the Ordinary Shares to the registered holder, you may incur domestic stock transfer tax. See “The Offer — Purchase of Shares and Payment of Purchase Price.”

What are the U.S. federal income tax consequences if I do not tender my Ordinary Shares and FlatWorld subsequently becomes qualified as and elects to be treated as a REIT?

If you do not tender your Ordinary Shares, the U.S. federal income tax consequences of owning your Ordinary Shares will not change solely as a result of the Offer.  However, after the Transaction, FlatWorld intends to seek shareholder approval to reincorporate FlatWorld from the British Virgin Islands to Maryland prior to January 1, 2013.  If FlatWorld successfully reincorporates, you may be required to recognize income or gain under section 367(b) of the Internal Revenue Code of 1986, as amended (the “Code”), in connection with the reincorporation.  If FlatWorld elects to be treated as a REIT, you will be treated as a shareholder of a REIT.  For a further discussion of U.S. federal income tax consequences of the proposed reincorporation of FlatWorld in Maryland and its election to be taxed as a REIT, see “The Offer — Material U.S. Federal Income Tax Considerations — Non-Participation in the Offer and Expected Future Activities.”

Who do I contact if I have questions about the Offer?

For additional information or assistance, you may contact the Information Agent at the telephone numbers set forth on the back cover of this Offer to Purchase. You may request additional copies of the Offer, the Letter of Transmittal and other Offer documents from the Information Agent at Morrow & Co., LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902; telephone (800) 662-5200 (banks and brokerage firms: (203) 658-9400).

How will the Offer and issuance of the Merger Consideration affect the number of Ordinary Shares outstanding and the number of holders of FlatWorld?

 As of July 26, 2012, we had outstanding (i) 2,869,375 Ordinary Shares, including 573,875 Ordinary Shares issued to our Sponsor prior to our IPO and 2,295,500 Ordinary Shares issued in the IPO ; (ii) Warrants to acquire 4,295,500 Ordinary Shares at an exercise price of $11.00 per share that will become exercisable 30 days after the consummation of the Merger; and (iii) the Unit Purchase Option to acquire 88,000 Units at $12.50 per Unit, aggregating 88,000 Ordinary Shares and Warrants to acquire 88,000 Ordinary Shares at an exercise price of $11.00 per share.  Pursuant to the FWAC Holdings Repurchase Agreement, FlatWorld will repurchase all 573,875 Ordinary Shares held by our Sponsor for (i) cash consideration of $1,154,281 and (ii) New Sponsor Warrants to acquire 2,000,000 Ordinary Shares at an exercise price of $9.25 per share.  The completion of the repurchase is conditioned upon the completion of the Merger and is expected to occur 11 business days following the Expiration Date.  Following the consummation of the Merger, FlatWorld intends to declare the Post-Merger Dividend payable to each holder of our Ordinary Shares as of a record date established by the FlatWorld board of directors which is no later than 12 business days following the consummation of the Merger, which dividend will consist of cash and one warrant to purchase one Ordinary Share at an exercise price of $9.50 per share.  See “Price Range of Securities and Dividends.”  Immediately following the Merger, we will have 3,714,230 Ordinary Shares outstanding in the event no Ordinary Shares are tendered in this Offer, and 2,889,230 Ordinary Shares outstanding in the event 825,000 Ordinary Shares are accepted in the Offer.  See “The Offer — Purpose of the Offer; Certain Effects of the Offer” and “Beneficial Ownership of FlatWorld Securities.”

To the extent any of our shareholders validly tender their Ordinary Shares (without subsequently properly withdrawing such tendered Ordinary Shares) and that tender is accepted, the number of our holders would be reduced. See “The Offer — Purpose of the Offer; Certain Effects of the Offer.”

Will the Sponsor tender its Ordinary Shares in the Offer?

No. Our Sponsor currently holds 573,875 Ordinary Shares and Gilbert H. Lamphere, our chairman of the board of directors, holds 50,000 Ordinary Shares purchased in our IPO.  Both parties, Mr. Lamphere and our Sponsor, have agreed not to tender any of their Ordinary Shares pursuant to the Offer.  See “The Offer — Purpose of the Offer; Certain Effects of the Offer.”

What will happen if I do not tender my Ordinary Shares?

 Shareholders who choose not to tender their Ordinary Shares will retain their Ordinary Shares and have a greater percentage of ownership in our outstanding Ordinary Shares following the completion of the Offer to the extent Ordinary Shares are tendered and purchased pursuant to the Offer and the Merger is consummated; however, such Ordinary Shares will be subject to dilution by the Ordinary Shares underlying the Preferred Shares issued to Bimini Capital as Merger Consideration as well as the Ordinary Shares issuable upon exercise of then outstanding Warrants and the Unit Purchase Option. In addition, following the consummation of the Merger, FlatWorld intends to declare the Post-Merger Dividend consisting of cash and newly-issued warrants to purchase Ordinary Shares.  If you validly tender your Ordinary Shares in the Offer and such Ordinary Shares are accepted by FlatWorld for payment, you will not receive the Post-Merger Dividend as to such Ordinary Shares.  See “The Offer — Purpose of the Offer; Certain Effects of the Offer,” “Beneficial Ownership of FlatWorld Securities” and “Price Range of Securities and Dividends.”

If I object to the price being offered for my Ordinary Shares, will I have appraisal rights?

 No.  No appraisal rights will be available to you in connection with the Offer or the Merger.  See “Appraisal Rights.”

What is the recent market price for the Ordinary Shares?

  As of August 17, 2012, the last reported closing price on the OTCBB was $10.09 per Ordinary Share. You are urged to obtain current market quotations for the Ordinary Shares before deciding whether to tender your Ordinary Shares. See “Price Range of Securities and Dividends.”

Will the Ordinary Shares be listed on a Stock Exchange following the Merger?

 No. Our securities are currently quoted on the OTCBB.  Due to recent rule changes by the various stock exchanges, including the Nasdaq Stock Exchange (“Nasdaq”), the New York Stock Exchange (the “NYSE”) and NYSE MKT (“NYSE MKT”) (collectively, the “Exchanges”), following the Merger, subject to certain exceptions, FlatWorld will be unable to list its securities on one of the Exchanges for a period of approximately one year following consummation of the Merger.   We intend to list the ordinary shares, or those of FlatWorld’s successor domesticated entity, on an Exchange as soon as reasonably practicable after we satisfy the listing requirements for an Exchange.  See “Risk Factors — Risks Related to the Offer” and “— Risks Related to FlatWorld.”

What Interests do the directors and executive officers of FlatWorld have in the Transaction?

Directors and executive officers of FlatWorld have interests in the Transaction that may be different from, or in addition to, the interests of FlatWorld shareholders. These interests include:

•      At the Effective Time, FWAC Holdings, our Sponsor, which is an affiliate of the current directors and executive officers of FlatWorld, will sell to FlatWorld the 573,875 Ordinary Shares for consideration of (i) $1,154,281 and (ii) New Sponsor Warrants to purchase 2,000,000 Ordinary Shares at an exercise price of $9.25 per share.

•      FWC Advisors will receive, pursuant to the Operating Agreement of Bimini Advisors, Class B membership interests of Bimini Advisors, such that FWC Advisors will own 10% of the membership interests of Bimini Advisors and, as a result of such ownership, will be entitled to an allocable portion of the management fee and termination fee (if any) payable by FlatWorld to Bimini Advisors under the Management Agreement.

•      The Agreement and Plan of Reorganization provides for the continued indemnification of the current directors and officers of FlatWorld, all of whom will resign immediately prior to the Effective Time and the continuation of directors’ and officers’ liability insurance following the consummation of the Transaction.

•       If FlatWorld liquidates in the event it is unable to consummate the Merger, our Sponsor’s shareholders may be liable to pay debts and obligations to vendors in the event such vendors have not waived claims brought against the Trust Account.

•      Our Sponsor owns 573,875 Ordinary Shares, which it acquired for $25,000 and which have an aggregate value of $5,790,399 based on the closing price of the Ordinary Shares on the OTCBB of $10.09 as of August 17, 2012.  It has waived its right to receive distributions with respect to such shares upon FlatWorld’s liquidation, which will occur if FlatWorld is unable to consummate the Transaction by September 9, 2012. Accordingly, the Sponsor’s Ordinary Shares will be worthless if FlatWorld is forced to liquidate.

•     Our Sponsor owns 2,000,000 Insider Warrants, which it acquired for $1,500,000 and which have an aggregate value of $600,000 based on the closing price of the Warrants on the OTCBB of $0.30 as of August 17, 2012.  In the event of FlatWorld’s liquidation, the Insider Warrants will expire worthless.

•     Each of our current directors and officers will be reimbursed from our funds held outside of the Trust Account for out-of-pocket expenses incurred by him in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business transactions; provided, however, in the event we liquidate and such expenses are in excess of our funds held outside of the Trust Account, such excess expenses will not be paid.  In the event we consummate the Merger, all such expenses will be paid by us in full.

•     If FlatWorld liquidates because it is unable to consummate a business transaction and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, shareholders of our Sponsor have agreed that they will be liable to FlatWorld, pro rata based on their indirect beneficial ownership in FlatWorld prior to our IPO, to advance FlatWorld the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the Trust Account to shareholders of FlatWorld (anticipated to be no more than approximately $20,000) and have agreed not to seek repayment for such expenses.

These interests may influence the FlatWorld directors and executive officers in the negotiation of the Agreement and Plan of Reorganization, the Related Agreements and the approval of the Transactions described in this Offer to Purchase. See “Risk Factors — Risks Related to the Transaction,” “The Transaction — Certain Benefits of FlatWorld’s Directors and Officers and Others in the Transaction.”

Are there any restrictions on the transfer of the Merger Consideration?

Yes.  Bimini Capital has agreed to enter into a Lock-Up Agreement with our Sponsor with respect to the Merger Consideration (and the underlying Ordinary Shares) received by it.  Pursuant to the Lock-Up Agreement, neither Bimini

Capital nor any permitted transferee may (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Merger Consideration, whether any such transaction is to be settled by delivery of Preferred Shares, Ordinary Shares, other securities, cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).  Such restrictions apply until the one-year anniversary of the closing date of the Merger; provided, however, that such restrictions shall not apply at any time on or after January 1, 2013, if (i) the holders of FlatWorld’s Ordinary Shares fail to approve, at a duly convened meeting of FlatWorld shareholders, the reincorporation of FlatWorld as a Maryland corporation and election of REIT status on or prior to January 1, 2013 provided that Bimini Capital or any permitted transferee of Bimini Capital shall have voted the Preferred Shares received as Merger Consideration, on an as-converted basis, in favor of the reincorporation or (ii) FlatWorld engages in a liquidation subsequent to the Merger.  See “Related Agreements — Lock-Up Agreement.”

Are there other agreements that will be entered into in connection with the Merger?

Yes. In addition to the Agreement and Plan of Reorganization and the FWAC Holdings Share Repurchase Agreement, certain parties to the Agreement and Plan of Reorganization will enter into certain other related agreements in connection with the Merger, including the Lock-Up Agreement, the Management Agreement, Bimini Advisors Operating Agreement, the Warrant Agreement, the Investment Allocation Agreement, the Registration Rights Agreement and the Amended and Restated Registration Rights Agreement.  The proposed terms of such agreements are described in greater detail under the heading “Related Agreements.”

FORWARD-LOOKING STATEMENTS

Some of the statements in this Offer to Purchase constitute “forward-looking statements.” When used in this Offer to Purchase, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements.

 Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control), set forth in this section and elsewhere in this Offer to Purchase, that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Our future results may differ materially from those expressed in these forward-looking statements. These risks, uncertainties and other important factors include, but are not limited to, the statements set forth under “Risk Factors” and the following:

•     the risk that more than 825,000 Ordinary Shares will be validly tendered and not properly withdrawn prior to the Expiration Date which would then cause us to (i) be unable to satisfy the Merger Condition, (ii) be unable to consummate the Merger and (iii) withdraw the Offer;

•     the risk that governmental and regulatory review of the tender offer documents may delay the Merger or result in the inability of the Transaction to be consummated by September 9, 2012 and the length of time necessary to consummate the proposed Transaction;

•     the risk that a condition to consummation of the Merger may not be satisfied or waived;

•     the risk that the anticipated benefits of the Transaction may not be fully realized or may take longer to realize than expected;

•     the risk that any projections, including earnings, revenues, expenses, margins or any other financial items are not realized;

•     disruption from the Transaction making it more difficult to maintain relationships with lenders;

•     changing legislation and regulatory environments;

•     Orchid Island’s ability to acquire investments on attractive terms;

•     the effect of actions by the U.S. Federal Reserve and the U.S. Treasury on the liquidity of the capital markets;

•     the federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. Government that may adversely affect Orchid Island’s business, financial condition and results of operations;

•     continued adverse developments in the broader residential mortgage market have adversely affected Bimini Capital and may materially adversely affect Orchid Island’s business, financial condition and results of operations;

•     interest rate mismatches between Orchid Island’s Agency RMBS and its borrowings may reduce its net interest margin during periods of changing interest rates, which could materially adversely affect its business, financial condition and results of operations;

•     mortgage loan modification programs and future legislative action may adversely affect the value of, and the returns on, Orchid Island’s Agency RMBS, which could materially adversely affect its business, financial condition and results of operations;

•     increased levels of prepayments on the mortgages underlying Orchid Island’s Agency RMBS might decrease net interest income or result in a net loss, which could materially adversely affect its business, financial condition and results of operations;

•     Orchid Island’s use of leverage could materially adversely affect its business, financial condition and results of operations;

•     adverse market developments could cause Orchid Island’s lenders to require it to pledge additional assets as collateral.  If its assets were insufficient to meet these collateral requirements, Orchid Island might be compelled to liquidate particular assets at inopportune times and at unfavorable prices, which could materially adversely affect its business, financial condition and results of operations;

•     hedging against interest rate exposure may not completely insulate Orchid Island from interest rate risk;

•     Orchid Island is completely dependent upon Bimini Capital, its external manager, and certain key personnel of Bimini Capital who provide services to Orchid Island through the management agreement, and Orchid Island may not find suitable replacements for its manager and these personnel if the management agreement is terminated or such key personnel are no longer available to it;

•     there are various conflicts of interest in Orchid Island’s relationship with Bimini Capital;

•     loss of FlatWorld’s or Orchid Island’s exemption from regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), would negatively affect the value of FlatWorld’s Ordinary Shares and its ability to pay distributions to shareholders; and

•     if FlatWorld reincorporates in Maryland, FlatWorld’s failure to qualify, or maintain its qualification, as a REIT would subject it to U.S. federal income tax, which could adversely affect the value of its Ordinary Shares and would substantially reduce the cash available for distribution to its shareholders.

You should carefully consider these risks, in addition to the risks factors set forth in the section titled “Risk Factors” and other information in this Offer to Purchase and in our other filings with the SEC, including the final prospectus related to our IPO filed with the SEC on December 10, 2010 (Registration No. 333-169860) and our Annual Report on Form 20-F (File No. 000-54173) for the fiscal year ended December 31, 2011. The documents we file with the SEC, including those referred to above , also discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. See “Where You Can Find More Information.”

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information included in this Offer to Purchase, including matters addressed in the section entitled “Forward-Looking Statements” before you decide whether to tender Ordinary Shares in the Offer. As Orchid Island will be a wholly-owned subsidiary of FlatWorld upon consummation of the Merger and will be FlatWorld’s only operating company, a number of the following risk factors relate to the business and operations of Orchid Island.

We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business.

 The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein, as well as in the final prospectus related to our IPO filed with the SEC on December 10, 2010 (Registration No. 333-169860) and our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 000-54173).

Risks Related to the Offer

Holders of our Ordinary Shares may confuse the Offer with a typical tender offer and fail to understand that they should NOT tender their Ordinary Shares if they support the Merger. To the extent Ordinary Shares in excess of 825,000 Ordinary Shares are validly tendered to us and not properly withdrawn, we will be unable to consummate the Merger.

Because we are a blank check or special purpose acquisition company and the Offer is designed to afford holders of Ordinary Shares sold in our IPO with the opportunity to redeem their shares in accordance with our Charter if they do not approve of our proposed business transaction, there is a risk that holders of Ordinary Shares will tender their Ordinary Shares despite the fact that they support the Merger. Unlike a typical third party or issuer tender offer in which the offeror desires that shareholders tender securities that are the subject of the tender offer, we do not want our shareholders to tender their Ordinary Shares in the Offer and our board of directors recommends that shareholders not tender Ordinary Shares pursuant to the Offer. Holders of FlatWorld Ordinary Shares should initially review and understand the terms of the proposed Merger with Orchid Island. If shareholders approve of the proposed Merger and desire to retain their Ordinary Shares, the shareholders should not tender any of their Ordinary Shares. Only if shareholders disapprove of our proposed Merger should they tender their Ordinary Shares for redemption for a portion of the funds held in the Trust Account. It is a condition of the Offer that no more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn. To the extent that the number of Ordinary Shares validly tendered and not properly withdrawn exceeds this amount, we will terminate or extend the Offer. If we terminate the Offer, we will be unable to consummate the Merger and be required to liquidate if we cannot consummate a business transaction by September 9, 2012.

 There is no guarantee that your decision whether or not to tender your Ordinary Shares will put you in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its Ordinary Shares in the future following the completion of the Offer. If you choose to tender your Ordinary Shares in the Offer, you will not be eligible to receive the Post-Merger Dividend consisting of cash and one warrant that we intend to declare following the consummation of the Merger.  In addition, certain future events may cause an increase in our share price, and may result in a lower value realized now than you might realize in the future had you not agreed to tender your Ordinary Shares. Similarly, if you do not tender your Ordinary Shares, you will continue to bear the risk of ownership of your Ordinary Shares after the consummation of the Merger, and there can be no assurance that you can sell your Ordinary Shares in the future at a higher price than the Share Purchase Price. The payment of the Post-Merger Dividend to shareholders who do not tender may subject such holders to adverse tax consequences.  You should consult your own individual tax and/or financial advisor for assistance on how this may affect your individual situation.

  If certain conditions to the Offer are not met, FlatWorld will not have access to the funds in the Trust Account to purchase any shares which are validly tendered and not properly withdrawn and will terminate the Offer.

Upon the consummation of the Merger, we plan to use the cash available from the funds held in the Trust Account to purchase the Ordinary Shares validly tendered and not properly withdrawn pursuant to the Offer. Accordingly, if the conditions to the Offer are not satisfied, including the Maximum Tender Condition and the Merger Condition, we will not be able to access the funds held in the Trust Account and thus will terminate or extend the Offer. See “The Tender Offer — Conditions of the Offer.”

Following the Offer, the amount of cash available to us for working capital purposes may be reduced, additional sources of financing may not be available and our purchase of shares in the Offer will cause our public float to be reduced.   As a result, our stock price could decline and our continuing shareholders may be disadvantaged by reduced liquidity in our securities.

Although our board of directors has unanimously determined that the Merger and making the Offer are in the best interests of our shareholders, the Offer exposes us to a number of risks including:

• use of funds to purchase Ordinary Shares in the Offer and to pay expenses of the IPO, Offer and Merger will reduce the funds available as working capital for Orchid Island’s business;

• we may not be able to replenish our cash reserves by raising debt or equity financing in the future on terms acceptable to us, or at all; and

• our “public float,” which is the number of Ordinary Shares owned by non-affiliate shareholders and available for trading in the securities markets, may be reduced, which may reduce the volume of trading in our Ordinary Shares and may result in lower stock prices and reduced liquidity in the trading of our Ordinary Shares following completion of the Offer.

Public shareholders at the time of the Merger who purchased their Ordinary Shares in the IPO and do not tender their Ordinary Shares in the Offer may have rescission rights and related claims. If we are required to pay damages resulting from such claims, our results of operation could be adversely affected.

Our IPO prospectus provided that all of the Ordinary Shares held by our Sponsor were subject to lock-up provisions and could not be sold, transferred or assigned until one year after the completion of our business transaction, subject to earlier release upon the occurrence of certain conditions.  In accordance with the underwriting agreement between FlatWorld and Rodman & Renshaw, LLC, the representative of the underwriters in connection with FlatWorld’s IPO, such Sponsor’s lock-up agreement may not be amended, modified or otherwise changed without the prior written consent of the representative. As permitted by the terms of the underwriting agreement for our IPO, on July 24, 2012, we entered into an amendment to the underwriting agreement with the representative of the underwriters to, among other things, terminate the lockup provisions to enable us to purchase our Sponsor’s 573,875 Ordinary Shares. In connection with the Merger, our Sponsor and FlatWorld have agreed that, pursuant to the FWAC Holdings Share Repurchase Agreement dated July 26, 2012, FlatWorld shall effect a redemption through its repurchase of the 573,875 Ordinary Shares held by our Sponsor, free and clear of any liens or encumbrances.   In consideration for the sale of such Ordinary Shares, FlatWorld shall (a) pay to Sponsor (i) an aggregate cash consideration of $1,154,281 in immediately available funds and (ii) issue and deliver to Sponsor the New Sponsor Warrants to purchase 2,000,000 Ordinary Shares of FlatWorld at an exercise price of $9.25 per share.  The closing of the transaction contemplated by the FWAC Holdings Share Repurchase Agreement is expected to occur 11 business days following the Expiration Date.

Notwithstanding that the representative of the underwriters has agreed that the lock-up provision in the underwriting agreement shall be deleted in its entirety, a shareholder who purchased Ordinary Shares in the IPO and still held them at the time of the Merger without tendering such Ordinary Shares in the Offer may argue that, notwithstanding the elimination of such requirement by the representative of the underwriters, FlatWorld’s consummation of a business transaction with Orchid Island, including the transaction contemplated by the FWAC Holdings Share Repurchase Agreement, is contrary to the lock-up agreement entered into by the Sponsor and therefore may be grounds to seek rescission of the purchase of Ordinary Shares acquired as part of our Units in the IPO under federal or state securities laws.  A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the Ordinary Shares. Any rescission and damages claims would not be extinguished by consummation of the Merger.  If we are required to pay damages, our results of operations could be adversely affected ..  See “Certain Relationships and Related Transactions — FlatWorld — Insider Lockup.”

Risks Related to FlatWorld

If the Merger is not consummated, we will not have sufficient time to consummate a different business transaction and will be required to liquidate.

Pursuant to our Charter, we have until September 9, 2012 to complete a business transaction. If we are unable to consummate the Merger, we will not have the ability to identify another target, perform due diligence, negotiate a definitive agreement related to the business transaction and complete a tender offer by September 9, 2012. Additionally, we would have fewer funds at our disposal to pay for the costs associated with consummating a different business transaction. Consequently, if we do not consummate the Merger, we will not be able to consummate a different business transaction by September 9, 2012 and will be required to liquidate.

The requirement that we complete a business transaction by September 9, 2012, and our inexperience in evaluating or managing companies that invest primarily in Agency RMBS, may have decreased our ability to conduct due diligence on Orchid Island, which could undermine our ability to consummate a business transaction on terms that would produce value for our shareholders.

The requirement that we must complete our business transaction with Orchid Island by September 9, 2012, and the fact that we have no experience investing in or managing specialty finance companies that invest primarily in Agency RMBS limited our ability and available time to conduct due diligence, and the resulting Merger may be consummated pursuant to terms that we would have rejected upon a more comprehensive investigation.  As a result, our ability to consummate a business transaction on terms that would produce value for our shareholders may have been reduced.

Your only opportunity to affect the investment decision regarding a potential business transaction will be limited to the exercise of your right to redeem your Ordinary Shares from us for cash.

Since our board of directors may consummate a business transaction without seeking shareholder approval in accordance with our Charter and the Act, our public shareholders will not have the right or opportunity to vote on the business transaction, unless we seek such shareholder vote. The board of directors does not currently intend to seek a shareholder vote. Accordingly, your only opportunity to affect the investment decision regarding a potential business transaction is limited to deciding whether to support the Merger (and not tender any Ordinary Shares) or tender all or a portion of your Ordinary Shares prior to the Expiration Date. In addition, your election to exercise your redemption rights could still be rejected if the conditions to the Offer are not satisfied or waived. See “The Offer.”

   If we are unable to consummate a business transaction, our public shareholders may be forced to wait until after September 9, 2012 before redemption from our Trust Account.

We have until September 9, 2012 to complete a business transaction. If we do not consummate a business transaction within such time, we (i) will distribute the Trust Account, pro rata, to our public shareholders by way of redemption and (ii) intend to cease all operations except for the purposes of any winding up of our affairs.  Any redemption of Ordinary Shares held by public shareholders from the Trust Account shall be effected automatically by function of our Charter prior to any voluntary winding up.  If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Act.  In that case, our public shareholders may be forced to wait beyond September 9, 2012 before the redemption proceeds of our Trust Account become available to them, and they receive their pro rata portion of the proceeds from our Trust Account.  We have no obligation to return funds to our public shareholders prior to the date of our redemption or liquidation unless we consummate a business transaction prior thereto and only then in cases where investors have sought to redeem their Ordinary Shares through the Offer. Only upon our redemption or any liquidation will our public shareholders be entitled to distributions if we are unable to complete a business transaction.   We currently anticipate that any such redemption or distribution would occur within a period of two to three business days following September 9, 2012.

If we are forced to redeem or liquidate before the completion of a business transaction and distribute the Trust Account, distribution to our public shareholders may be delayed while the liquidator determines the extent of potential creditor claims and may receive less than $10.18 per share.  Upon our liquidation our Warrants will expire worthless.

Pursuant to, among other documents, our Charter, if we do not complete a business transaction by September 9, 2012, this will trigger an automatic redemption of the Trust Account, resulting in our redemption of the Trust Account and may result in our subsequent voluntary liquidation as may be directed by our directors.  Our liquidator, if applicable, would give notice to our creditors inviting them to submit their claims for payment, by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the British Virgin Islands Official Gazette and a British Virgin Islands newspaper, and taking any other steps he considers appropriate, after which our assets would be distributed.

As soon as our affairs are fully wound-up, if we were to liquidate, the liquidator must complete his final report and accounts and will then notify the Registrar of Corporate Affairs in the British Virgin Islands (the “Registrar”).  However, we cannot assure you that the liquidator will not determine that he or she requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). We also cannot assure you that a creditor or shareholder will not file a petition with the British Virgin Islands court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of our assets to our public shareholders.

We will pay the costs of our liquidation and distribution of the Trust Account from our remaining assets outside of the Trust Account.  In addition, the shareholders of our Sponsor have agreed to indemnify us pro rata based on their indirect beneficial ownership in us prior to our IPO for all claims of creditors to the extent that we fail to obtain executed waivers from vendors in order to protect the amounts held in the Trust Account.

In any liquidation proceedings of FlatWorld under British Virgin Islands law, the funds held in our Trust Account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the Trust Account we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them.

If we are unable to consummate the Merger within the required time frame, pursuant to our Charter our purpose and powers will be limited to distributing the funds held in the Trust Account to our public shareholders and, if applicable, winding up our affairs with respect to a liquidation. Upon notice from the liquidator, the trustee of the Trust Account will liquidate the investments constituting the Trust Account and will turn over the proceeds to our transfer agent for distribution to our public shareholders as part of our automatic redemption of the Trust Account and thereafter the directors may take such necessary steps as they deem appropriate and applicable to place us into voluntary liquidation, although we cannot assure you that there will be sufficient funds for such purpose.  Concurrently, we intend to pay, or reserve for payment, from funds not held in the Trust Account, our liabilities and obligations, although we cannot assure you that there will be sufficient funds for such purpose. Therefore, the amount of either of the (i) per share redemption or (ii) per share distribution upon our liquidation of the Trust Account may be less than $10.18. If we do not consummate an initial business transaction, there will be no distribution upon our liquidation of the Trust Account with respect to our outstanding Warrants, which will expire worthless.

If we are forced into insolvency or dissolution proceedings are commenced against us, a British Virgin Islands court could order that amounts received by our shareholders, including pursuant to this Offer, are to be repaid to us. In such case, we could become subject to claims and you may lose your investment in us.

If we are forced to enter insolvent liquidation or a petition to wind up the company is filed against us which is not dismissed, any distributions received by shareholders could in certain circumstances be viewed by applicable laws (including insolvency laws and certain equitable and/or restitution principles) as either fraudulent transfers or mistaken or otherwise wrongful payments.  In those circumstances, a British Virgin Islands court could order that amounts received by our shareholders be repaid to us and you may lose your investment in us.  Claims may be brought against us for these reasons.  Since the Trust Account is maintained outside of the United States in order to preserve our status as a foreign private issuer, it will be unlikely that involuntary insolvency proceedings can be filed in the United States since the Trust Account is not maintained within the United States.  Since we expect to have no assets in the United States prior to the consummation of the Merger and since we were formed offshore, any insolvency claim would likely have to be initiated elsewhere.

In certain circumstances, our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing itself and our company to claims of punitive damages.

If we are forced to enter into insolvent liquidation or a petition for winding up is filed against us which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.”  As a result, a court could seek to recover all such amounts received by our shareholders.  Furthermore, because we intend to distribute the proceeds held in the Trust Account to our public shareholders promptly after the termination of our existence by operation of law, this may be viewed or interpreted as giving preference to our public shareholders over any potential creditors with respect to access to or distributions from our assets.  Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or as having acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors.  We cannot assure you that claims will not be brought against us for these reasons.

Our directors may decide not to enforce the pro rata indemnification obligations of our officers, directors, advisors and their respective affiliates, all of whom are shareholders of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public shareholders.

In the event that the proceeds in the Trust Account are reduced below $10.18 per share and the shareholders of our Sponsor assert that they are unable to satisfy their pro rata indemnification obligations (based on their beneficial ownership in us prior to our IPO) or that they have no indemnification obligations related to a particular claim, our directors would determine whether to take legal action against such persons to enforce their indemnification obligations. While we currently expect that our directors would take legal action on our behalf against such persons to enforce their indemnification obligations to us, it is possible that our directors in exercising their business judgment may choose not to do so in any particular instance. If our directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public shareholders may be reduced below $10.18 per share.

Although we are required to use our best efforts to have an effective registration statement covering the issuance of the Ordinary Shares underlying the Warrants at the time that our warrantholders exercise their Warrants, a registration statement may not be effective, in which case our warrantholders may not be able to exercise their Warrants and therefore the Warrants could expire worthless.

Holders of our Warrants will be able to exercise the Warrants only if we have an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to such Ordinary Shares and, even in the case of a cashless exercise which is permitted in certain circumstances, such Ordinary Shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Warrants reside. Although we have undertaken in the warrant agreement, and therefore have a contractual obligation, to use our best efforts to maintain an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants, and we intend to comply with our undertaking, we may not be able to do so. Factors such as an unexpected inability to remain current in our SEC reporting obligations or other material developments concerning our business could present difficulties in maintaining an effective registration statement and a current prospectus. Holders of Warrants will not be entitled to a cash settlement for their Warrants if we fail to have an effective registration statement or a current prospectus available relating to the Ordinary Shares issuable upon exercise of the Warrants. The expiration of Warrants prior to exercise would result in each Unit holder paying the full Unit purchase price solely for the Ordinary Shares included in the Unit.

Our securities are quoted on the OTCBB, which limits the liquidity and price of our securities more than if our securities were quoted or listed on Nasdaq or another national exchange.

Our Units, Ordinary Shares and Warrants are traded in the over-the-counter market and quoted on the OTCBB, a FINRA-sponsored and operated inter-dealer automated quotation system for equity securities not listed on Nasdaq.  Quotation of our securities on the OTCBB limits the liquidity and price of our securities more than if our securities were quoted or listed on one of the Exchanges. Lack of liquidity limits the price at which you may be able to sell our securities or your ability to sell our securities at all.

We do not currently intend to hold an annual meeting of shareholders until after our consummation of a business transaction. If our shareholders want us to hold such a meeting prior to consummation, they may requisition our directors to hold such a meeting under certain circumstances.

We do not currently intend to hold an annual meeting of shareholders until after we consummate our initial business transaction. Therefore, if our shareholders want us to hold a meeting prior to such consummation, they may requisition the directors to hold one upon the written request of members entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%.

You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under British Virgin Islands law.

We are a company incorporated under the laws of the British Virgin Islands, and substantially all of our assets are currently located outside the United States.  In addition, certain of our current directors and executive officers are nationals or residents of jurisdictions other than the United States, such as Canada and India, and all or a substantial portion of their assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon our current directors or executive officers, or enforce judgments obtained in the United States courts against our current directors or officers.

Our corporate affairs are governed by our Charter, the Act and the common law of the British Virgin Islands.  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are, to a large extent, governed by the Act and the common law of the British Virgin Islands.  The common law of the British Virgin Islands is derived from English common law, and the decisions of the English courts are of persuasive authority, but are not binding on a court in the British Virgin Islands.  The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States.  In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.  In addition, while statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.  The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States.  Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

The British Virgin Islands courts are also unlikely:

•      to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•      to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits provided that in respect of the U.S. judgment:

•      the United States court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•      the judgment given by the United States court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

•      in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•       recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

•       the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

Risks Related to the Transaction

FlatWorld’s working capital will be reduced to the extent Ordinary Shares are tendered in connection with the Offer or to the extent our cash and cash equivalents are lower than expected.

The approximately $23.4 million in funds to be released from the Trust Account to FlatWorld upon consummation of the Merger and FlatWorld’s cash and cash equivalents on hand immediately prior to the consummation of the Merger will be used to pay (i) the Share Purchase Price to shareholders of FlatWorld who shall have validly tendered and not properly withdrawn their Ordinary Shares pursuant to the Offer, (ii) with respect to filings, applications and/or other actions taken pursuant to the Agreement and Plan of Reorganization required under any antitrust laws, and (iii) to third parties (e.g., professionals, advisors, printers, etc.) who have rendered services to FlatWorld in connection with the IPO, the Merger and the Offer. As of July 26, 2012, we had approximately $7,899 of cash and cash equivalents on hand outside of the Trust Account. Depending on the results of the Offer, we expect that at least approximately $15.0 million (if 825,000 Ordinary Shares are tendered) to approximately $23.4 million (if no Ordinary Shares are tendered) of cash will be released to us from the Trust Account upon consummation of the Merger. If the Transaction is consummated and such amount is insufficient to fund our post-Merger working capital requirements, we would need to sell debt or equity securities or borrow the funds necessary to satisfy such requirements following the consummation of the Transaction. There is no assurance that such funds would be available to us on terms favorable to us or at all.

 Following the consummation of the Merger, FlatWorld will be a holding company and rely on distributions, loans and other payments, advances and transfers of funds from Orchid Island to pay dividends, pay expenses and meet our other obligations.

Following the consummation of the Merger, FlatWorld will have no direct operations and no significant assets other than its ownership interests in Orchid Island and the funds contributed by Bimini Capital as part of the Transaction.  Because we will conduct our operations through Orchid Island following the consummation of the Merger, we will depend on Orchid Island for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to our Ordinary Shares. Legal and contractual restrictions in agreements governing future indebtedness of Orchid Island, as well as the financial condition and operating requirements of Orchid Island, may limit our ability to obtain cash from Orchid Island. The earnings from, or other available assets of, Orchid Island may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our Ordinary Shares or satisfy our other financial obligations.

After the Merger, Bimini Capital will have the ability to influence or dictate the outcome of actions requiring shareholder approval, and it could act in a manner detrimental to you.

If the Transaction is consummated, Bimini Capital will hold voting securities representing between approximately 38.2% of the voting power of FlatWorld, in the event no Ordinary Shares are validly tendered in the Offer, and approximately 49.1% of the voting power of FlatWorld, in the event 825,000 Ordinary Shares are validly tendered and accepted in the Offer.

However, Bimini Capital may acquire a controlling ownership interest in FlatWorld if the amount of Merger Consideration issuable to Bimini Capital is increased pursuant to a specified formula if the total stockholders’ equity of Orchid Island immediately prior to the Effective Time (based on the Final Closing Date Company Stockholder’s Equity Calculation as defined in the Agreement and Plan of Reorganization) is greater than $14,446,800.  In the event of such an increase, and assuming the Final Closing Date Company Stockholder’s Equity Calculation is $15,000,000, the Merger Consideration would be increased by 5,433 Preferred Shares, and then following the Merger, Bimini Capital would hold voting securities representing between approximately 39.09% of the voting power of FlatWorld, in the event no Ordinary Shares are validly tendered and accepted in the Offer, and approximately 50.04% of the voting power of FlatWorld in the event 825,000 Ordinary Shares are validly tendered and accepted in the Offer.

As a result, Bimini Capital will have the ability to influence or dictate the outcome of corporate actions of FlatWorld requiring shareholder approval. In addition, Bimini Capital, if it were the holder of a majority of the issued and outstanding Ordinary Shares of FlatWorld, would be entitled to elect our board of directors. The interests of Bimini Capital may not coincide with the interests of our other shareholders, and Bimini Capital could take actions that advance its own interests to the detriment of our other shareholders.  This concentration of ownership may also have the effect of delaying or preventing a change in control and might adversely affect the market price of FlatWorld’s Units, Ordinary Shares and Warrants.

In addition, pursuant to the terms of the Amended and Restated Registration Rights Agreement, upon the consummation of the Merger, FWAC Holdings has agreed, for three years after the consummation of the Merger, to vote any and all of the outstanding Ordinary Shares owned by FWAC Holdings in favor of any and all nominees to FlatWorld’s board of directors that are nominated by the then-existing board of directors of FlatWorld and/or by Bimini Capital.

Directors and executive officers of FlatWorld have potential conflicts of interest in structuring, negotiating and the approval of the Transaction.

When considering whether to tender your Ordinary Shares pursuant to the Offer, FlatWorld shareholders should be aware that directors and executive officers of FlatWorld have interests in the Transaction that may be different from, or in addition to, the interests of FlatWorld shareholders. These interests include:

•     At the Effective Time of the Merger, FWAC Holdings, an affiliate of the current directors and executive officers of FlatWorld, will sell to FlatWorld its 573,875 Ordinary Shares for consideration of (i) $1,154,281 and (ii) New Sponsor Warrants to purchase 2,000,000 Ordinary Shares at an exercise price of $9.25 per share.

•     FWC Advisors, will receive, pursuant to the Operating Agreement of Bimini Advisor, Class B membership interests of Bimini Advisors, such that FWC Advisors will own 10% of the membership interests of Bimini Advisors and, as a result of such ownership, will be entitled to an allocable portion of the management fee and termination fee (if any) payable by FlatWorld to Bimini Advisors pursuant to the Management Agreement.

•     The Agreement and Plan of Reorganization provides for the continued indemnification of the current directors and officers of FlatWorld, all of whom will resign immediately prior to the Effective Time and the continuation of directors’ and officers’ liability insurance following the consummation of the Transaction.

•     If FlatWorld liquidates in the event it is unable to consummate the Merger, our Sponsor’s shareholders may be liable to pay debts and obligations to vendors in the event such vendors have not waived claims brought against the Trust Account.

•     Our Sponsor owns 573,875 Ordinary Shares, which it acquired for $25,000 and which have an aggregate value of $5,790,399 based on the closing price of the Ordinary Shares on the OTCBB of $10.09 as of August 17, 2012.  It has waived its right to receive distributions with respect to such shares upon FlatWorld’s liquidation, which will occur if FlatWorld is unable to consummate the Merger by September 9, 2012. Accordingly, the Sponsor’s Ordinary Shares will be worthless if FlatWorld is forced to liquidate.

•     Our Sponsor owns 2,000,000 Insider Warrants, which it acquired for $1,500,000 and which have an aggregate value of $600,000 based the closing price of the Warrants on the OTCBB of $0.30 as of August 17, 2012.  In the event of FlatWorld’s liquidation, the Insider Warrants will expire worthless.

•     Each of our current directors and officers will be reimbursed from our funds held outside of the Trust Account for out-of-pocket expenses incurred by him in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business transactions; provided, however, in the event we liquidate and such expenses are in excess of our funds held outside of the Trust Account, such excess expenses will not be paid.  In the event we consummate the Merger, all such expenses will be paid by us in full.

•     If FlatWorld liquidates because it is unable to consummate a business transaction and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, shareholders of our Sponsor have agreed that they will be liable to FlatWorld, pro rata based on their indirect beneficial ownership in FlatWorld prior to our IPO, to advance FlatWorld the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the Trust Account to shareholders of FlatWorld (anticipated to be no more than approximately $20,000) and have agreed not to seek repayment for such expenses.

These interests may influence the FlatWorld directors and executive officers in the structuring, negotiation and approval of the Transaction.

FlatWorld’s ability to request indemnification from Bimini Capital for damages arising out of claims for indemnification pursuant to the Agreement and Plan of Reorganization is limited to approximately 10% of the Merger Consideration issued in the Merger which will be held in escrow. Consequently, FlatWorld may not be able to be entirely compensated for indemnifiable damages that it may sustain.

The indemnification obligations of Bimini Capital to FlatWorld against losses that FlatWorld may sustain and that result from, arise out of or relate to any breach by Bimini Capital or Orchid Island of any of their representations, warranties, or the covenants or agreements contained in the Agreement and Plan of Reorganization is limited to an aggregate of 14,187 of the Preferred Shares, placed in escrow, or at Bimini Capital’s option, cash. Claims for indemnification may be asserted against the escrowed Preferred Shares by FlatWorld once its damages exceed a $200,000 deductible and will be reimbursable to the full extent of the damages in excess of such amount up to a maximum of the escrowed Preferred Shares. The escrowed Preferred Shares will no longer be subject to claims for indemnification after one month after FlatWorld’s audited financial statements for the year ending December 31, 2012 have been completed. As a consequence of these limitations, FlatWorld may not be able to be entirely compensated for indemnifiable damages that it may sustain.

 The exercise of discretion by FlatWorld’s directors and executive officers in agreeing to changes to the terms of or waivers of closing conditions in the Agreement and Plan of Reorganization or the Offer may result in a conflict of interest when determining whether such changes or waivers are appropriate and in the FlatWorld shareholders’ best interest.

In the period leading up to the consummation of the Merger, events may occur that, pursuant to the Agreement and Plan of Reorganization, would require FlatWorld to agree to amend the Agreement and Plan of Reorganization, to consent to certain actions taken by Orchid Island or Bimini Capital or to waive rights that FlatWorld is entitled to under the Agreement and Plan of Reorganization. Such events could arise because of changes in the course of Orchid Island’s business, a request by Orchid Island to undertake actions that would otherwise be prohibited by the terms of the Agreement and Plan of Reorganization or the occurrence of other events that would have a material adverse effect on Orchid Island’s business and would entitle FlatWorld to terminate the Agreement and Plan of Reorganization. In any of such circumstances, it would be in the discretion of FlatWorld, acting through its board of directors, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors and executive officers described elsewhere in this Offer to Purchase may result in a conflict of interest on the part of one or more of the directors or executive officers between what he may believe is best for FlatWorld and its shareholders and what he may believe is best for himself in determining whether or not to take the requested action. As of the date of this Offer to Purchase, FlatWorld does not believe there will be any changes or waivers that its directors and executive officers would be likely to make prior to consummation of the Merger. While certain changes could be made without notification to shareholders, if there is a change to the terms of the Transaction that would have a material impact on the shareholders, FlatWorld may be required to circulate a new or amended Offer to Purchase or supplement thereto prior to the Expiration Date of the Offer.

If the Merger’s benefits do not meet the expectations of investors and/or shareholders, the market price of FlatWorld’s securities may decline.

The market price of FlatWorld’s securities, including its Ordinary Shares, prior to the consummation of the Merger or the market price of its securities following the consummation of the Merger may decline as a result of the Merger if FlatWorld does not achieve the perceived benefits of the Merger as rapidly, or to the extent anticipated by investors and/or shareholders.  Accordingly, shareholders may experience a loss as a result of a decline in the market price of FlatWorld’s securities prior to or following the consummation of the Merger. A decline in the market price of FlatWorld’s securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

The conversion or exercise of our outstanding convertible securities after the Merger will result in substantial dilution and could have an adverse effect on the market prices of our securities.

Upon the consummation of the Merger and issuance of the 141,873 Preferred Shares, FlatWorld’s existing shareholders will own:

•     approximately 61.8% of FlatWorld’s Ordinary Shares assuming no tender of Ordinary Shares in connection with the Offer; or

•     approximately 50.9% of FlatWorld’s Ordinary Shares assuming 825,000 Ordinary Shares are validly tendered and not properly withdrawn, and are purchased, in the Offer.

See “Beneficial Ownership of Securities — Voting Interests of Existing FlatWorld Shareholders Following the Transaction.”

We have not obtained an opinion from an independent investment banking firm as to whether the acquisition of Orchid Island represents fair value to our shareholders.

We are not required to obtain an opinion from an independent investment banking firm  as to whether the price we are paying in connection with our initial business transaction represents fair value to our shareholders. Pursuant to our Charter, our board of directors determined that the acquisition of Orchid Island represented fair value based upon standards generally accepted by the financial community to value comparable businesses, such as actual and potential net portfolio income, earnings, and book value, and the price for which comparable businesses are currently valued by the public equity markets. Our shareholders therefore will be relying on the judgment of our board of directors with respect to such matters.

Risks Related to the Business of Orchid Island

Continued adverse developments in the broader residential mortgage market have adversely affected Bimini and may materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

The residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions, including defaults, credit losses and liquidity concerns. In addition, certain commercial banks, investment banks and insurance companies have announced extensive losses from exposure to the residential mortgage market. These losses have reduced financial industry capital, leading to reduced liquidity for some institutions. These factors have impacted investor perception of the risk associated with real estate-related assets, including Agency RMBS. As a result, values for MBS, including some Agency RMBS and other AAA-rated MBS assets, have been negatively impacted. Further increased volatility and deterioration in the broader residential mortgage and MBS markets may adversely affect the performance and market value of the Agency RMBS in which Orchid Island invests.

Orchid Island relies on its Agency RMBS as collateral for its financings. Any decline in their value, or perceived market uncertainty about their value, would likely make it difficult for Orchid Island to obtain financing on favorable terms or at all or maintain its compliance with terms of any financing arrangements already in place. Additionally, Orchid Island has elected to account for its investment in Agency RMBS under the fair value option and, therefore, will be reported on its financial statements at fair value with unrealized gains and losses included in earnings. If market conditions result in a decline in the value of Orchid Island’s Agency RMBS, its business, financial position and results of operations and its ability to pay distributions to FlatWorld could be materially adversely affected.

In 2005, Bimini Capital acquired Opteum Financial Services, LLC (“OFS”), an originator of residential mortgage loans. At the time OFS was acquired, Bimini managed an Agency RMBS portfolio with a fair value of approximately $3.5 billion. OFS operated in 46 states and originated residential mortgages through three production channels. OFS did not have the capacity to retain the mortgages it originated, and relied on the ability to sell loans as they were originated as either whole loans or through off-balance sheet securitizations. When the residential housing market in the United States started to collapse in late 2006 and early 2007, the ability to execute this strategy was quickly impaired as whole loan prices plummeted and the securitization markets closed. Bimini Capital’s management closed a majority of the mortgage origination operations in early 2007, with the balance sold by June 30, 2007. Additional losses were incurred after June 30, 2007 as the remaining assets were sold or became impaired, and by December 31, 2009, OFS had an accumulated deficit of approximately $278 million. The losses generated by OFS required Bimini Capital to slowly liquidate its Agency RMBS portfolio as capital was reduced and the operations of OFS drained cash resources. On November 5, 2007, Bimini Capital was delisted by the NYSE. By December 31, 2008, Bimini Capital’s Agency RMBS portfolio was reduced to approximately $172 million and, as a result of the reduced capital remaining and the financial crisis, Bimini Capital had limited access to repurchase agreement funding.

Interest rate mismatches between Orchid Island’s Agency RMBS and its borrowings may reduce Orchid Island’s net interest margin during periods of changing interest rates, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Orchid Island’s portfolio includes Agency RMBS backed by ARMs, hybrid ARMs and fixed-rate mortgages, and the mix of these securities in the portfolio may be increased or decreased over time. Additionally, the interest rates on ARMs and hybrid ARMs may vary over time based on changes in a short-term interest rate index, of which there are many.

Orchid Island finances its acquisitions of pass-through Agency RMBS with short-term financing. During periods of rising short-term interest rates, the income it earns on these securities will not change (with respect to Agency RMBS backed by fixed-rate mortgage loans) or will not increase at the same rate (with respect to Agency RMBS backed by ARMs and hybrid ARMs) as Orchid Island’s related financing costs, which may reduce Orchid Island’s net interest margin or result in losses.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. Government, may materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

The payments Orchid Island receives on the Agency RMBS in which it invests depend upon a steady stream of payments on the mortgages underlying the securities and are guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac.  Ginnie Mae is part of a U.S. Government agency and its guarantees are backed by the full faith and credit of the United States. Fannie Mae and Freddie Mac are U.S. Government sponsored entities (“GSEs”) but their guarantees are not backed by the full faith and credit of the United States.

Since 2007, Fannie Mae and Freddie Mac have reported substantial losses and a need for substantial amounts of additional capital.  In response to the deteriorating financial condition of Fannie Mae and Freddie Mac and the recent credit market disruption, Congress and the U.S. Treasury have undertaken a series of actions to stabilize these GSEs and the financial markets generally.  The Housing and Economic Recovery Act was signed into law on July 30, 2008, and it established the Federal Housing Finance Authority (the “FHFA”).  On September 7, 2008, the FHFA placed Fannie Mae and Freddie Mac into conservatorship, which is a statutory process pursuant to which the FHFA operates Fannie Mae and Freddie Mac in an effort to stabilize the entities. The FHFA, together with the U.S. Treasury and the U.S. Federal Reserve, has also undertaken actions designed to boost investor confidence in Fannie Mae and Freddie Mac, support the availability of mortgage financing and protect taxpayers. In addition, the U.S. Treasury has taken steps to capitalize and provide financing to Fannie Mae and Freddie Mac and agreed to purchase direct obligations and Agency RMBS issued or guaranteed by Fannie Mae or Freddie Mac.

Shortly after Fannie Mae and Freddie Mac were placed in federal conservatorship, the Secretary of the U.S. Treasury, in announcing the actions, noted that the guarantee structure of Fannie Mae and Freddie Mac required examination and that changes in the structures of the entities were necessary to reduce risk to the financial system. In February 2011, the U.S. Treasury and the Department of Housing and Urban Development released a White Paper titled “Reforming America’s Housing Finance Market,” or the Housing Report, in which they propose reducing or eliminating the role of GSEs in mortgage financing. The Housing Report calls for phasing in increased pricing of Fannie Mae and Freddie Mac guarantees to help level the playing field for the private sector to take back market share, reducing conforming loan limits by allowing the temporary increase in Fannie Mae’s and Freddie Mac’s conforming loan limits to reset as scheduled on October 1, 2011 to the lower levels set in the Housing and Economic Recovery Act of 2008 and continuing to wind down Fannie Mae’s and Freddie Mac’s investment portfolio at an annual rate of no less than 10% per year. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantees could be eliminated or considerably limited relative to historical measurements.  Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitutes Agency RMBS , have broad adverse market implications and negatively impact Orchid Island.

The problems faced by Fannie Mae and Freddie Mac resulting in their being placed into Federal conservatorship have stirred debate among some federal policy makers regarding the continued role of the U.S. Government in providing liquidity for the residential mortgage market.  If federal policy makers decide that the U.S. Government’s role in providing liquidity for the residential mortgage market should be reduced or eliminated, each of Fannie Mae and Freddie Mac could be dissolved and the U.S. Government could decide to stop providing liquidity support of any kind to the mortgage market.  If Fannie Mae or Freddie Mac were eliminated, or their structures were to change radically, Orchid Island may not be able to acquire Agency RMBS from these companies, which could drastically reduce the amount and type of Agency RMBS available for investment, thereby increasing the price of these assets.  Additionally, the current credit support provided by the U.S. Treasury to Fannie Mae and Freddie Mac, and any additional credit support it may provide in the future, could have the effect of lowering the interest rate Orchid Island receives from Agency RMBS, thereby tightening the spread between the interest Orchid Island earns on its portfolio and its financing costs. Additionally, the U.S. Government could elect to stop providing credit support of any kind to the mortgage market. If any of these events were to occur, Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld could be materially adversely affected.

As indicated above, recent legislation has changed the relationship between Fannie Mae and Freddie Mac and the U.S. Government and requires Fannie Mae and Freddie Mac to reduce the amount of mortgage loans they own or the amount of Agency RMBS for which they provide guarantees.  The effect of the actions taken by the U.S. Government remains uncertain.  Furthermore, the scope and nature of the actions that the U.S. Government will ultimately undertake are unknown and will continue to evolve.  Future legislation could further change the relationship between Fannie Mae and Freddie Mac and the U.S. Government and could also nationalize or eliminate these GSEs entirely.  Any law affecting these GSEs may create market uncertainty and have the effect of reducing the actual or perceived credit quality of securities issued or guaranteed by Fannie Mae or Freddie Mac.  As a result, such laws could adversely impact the market for such securities and the spreads at which they trade.  All of the foregoing could materially adversely affect the pricing, supply, liquidity and value of Orchid Island’s target assets and otherwise materially adversely affect Orchid Island’s business, financial condition, and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Certain actions by the U.S. Federal Reserve could cause a flattening of the yield curve, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

On September 21, 2011, the U.S. Federal Reserve announced “Operation Twist,” a program pursuant to which it intends to purchase $400 billion of U.S. Treasury securities with remaining maturities between six and 30 years and sell an equal amount of such securities with remaining maturities of three years or less ..  The U.S. Federal Reserve initially intended to complete Operation Twist by the end of June 2012, however, it has since been extended until December 31, 2012.  The effect of Operation Twist could be a flattening of the yield curve, which could result in increased prepayment rates due to lower long-term interest rates and a narrowing of Orchid Island’s net interest margin.  Overall inflation and wage pressures have remained relatively muted in recent months despite prices of crude oil and gasoline increasing in the first quarter of 2012 and fluctuating more in the second quarter of 2012. This environment and Operation Twist, which was increased in size in June 2012 by $267 billion and extended through the end of 2012, have created strong demand for U.S. government guaranteed assets, and valuations of Agency RMBS have increased due to such demand.  Consequently, Operation Twist and any other future securities purchase programs of the U.S. Federal Reserve could materially adversely affect Orchid Island’s business, financial condition, and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Mortgage loan modification programs and future legislative action may adversely affect the value of, and the returns on, Orchid Island’s Agency RMBS, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

During the second half of 2008, the U.S. Government commenced programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures. The programs involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans.

In addition, in February 2008, the U.S. Treasury announced the Homeowner Affordability and Stability Plan, or HASP, which is a multi-faceted plan intended to prevent residential mortgage foreclosures by, among other things:

• allowing certain homeowners whose homes are encumbered by Fannie Mae or Freddie Mac conforming mortgages to refinance those mortgages into lower interest rate mortgages with either Fannie Mae or Freddie Mac;

• creating the Homeowner Stability Initiative, which is intended to utilize various incentives for banks and mortgage servicers to modify residential mortgage loans with the goal of reducing monthly mortgage principal and interest payments for certain qualified homeowners; and

• allowing judicial modifications of Fannie Mae and Freddie Mac conforming residential mortgage loans during bankruptcy proceedings.

In September 2011, the White House announced that they were developing a major plan to allow some of the 11 million homeowners who owe more on their mortgages than their homes are worth to refinance.  In October 2011, the FHFA announced proposed changes to the Home Affordable Refinance Program (the “HARP”) that would expand access to refinancing for qualified individuals and families whose homes have lost value by, among other things, increasing the HARP loan-to-value ratio above 125%.  However, this would only apply to mortgages guaranteed by the GSEs.  There are many challenging issues to this proposal, notably the question as to whether a loan with a loan-to-value ratio of 125% qualifies as a mortgage or an unsecured consumer loan.  The chances of this initiative’s success have created additional uncertainty in the MBS market, particularly with respect to possible increases in prepayment rates.

On January 4, 2012, the U.S. Federal Reserve issued a white paper outlining additional ideas with regard to refinancings and loan modifications.  It is likely that loan modifications would result in increased prepayments on some Agency RMBS.  See “— Prepayment rates could negatively affect the value of Orchid Island’s Agency RMBS, which could result in reduced earnings or losses and negatively affect the cash available for distribution to FlatWorld,” for more information relating to the impact of prepayment on Orchid Island’s business.  These initiatives, any future loan modification programs and future legislative or regulatory actions, including amendments to the bankruptcy laws, that result in the modification of outstanding mortgage loans may adversely affect the value of, and the returns on, the Agency RMBS in which Orchid Island invests.

Legal proceedings involving Bimini Capital and certain of its subsidiaries have adversely affected Bimini Capital, may materially adversely affect Bimini Capital’s ability to effectively manage Orchid Island’s business and could materially adversely affect its reputation, business operations, financial condition and results of operations and FlatWorld’s ability to pay distributions to its shareholders.

Bimini Capital and certain of its subsidiaries are currently subject to a number of ongoing legal proceedings and could be subject to further legal proceedings in the future. Bimini Capital is vigorously defending itself in these proceedings. Most of these legal proceedings arise out of the mortgage-related operations of Bimini Capital’s mortgage origination subsidiary , OFS, that discontinued operations in 2007. In the past, Bimini Capital and certain of its subsidiaries have been subject to similar actions, including proceedings alleging violations of the federal securities laws and for breach of duty arising from the sale of certain mortgage-related securities, which have now been satisfactorily resolved.  Bimini Capital and certain of its subsidiaries could be subject to similar actions in the future.

Orchid Island is currently managed by Bimini Capital. Upon completion of the Merger, FlatWorld and Orchid Island will be externally managed and advised by Bimini Advisors (“Manager”) pursuant to the terms of a Management Agreement.  Because all of Orchid Island’s officers are also officers of Bimini Capital and the Manager, any legal proceedings or regulatory inquiries involving Bimini Capital and the Manager, whether meritorious or not, may divert the time and attention of the Manager and certain of its key personnel from Orchid Island and its investment strategy and may negatively affect Bimini Capital’s business operations and financial condition.  In addition, due to Orchid Island’s relationship with Bimini Capital and the Manager, such events could result in a material adverse effect on Orchid Island’s reputation, business, financial condition and results of operations and its ability to pay distributions to FlatWorld.  Furthermore, if these legal proceedings were to result in a bankruptcy of the Manager, FlatWorld would not be able to terminate the Management

Agreement until 30 days after it provides written notice of termination to the Manager and could experience difficulty in finding another manager or hiring personnel to conduct our business.  Alternatively, a bankruptcy court could prevent Orchid Island from exercising such termination right, regardless of the provisions of the Management Agreement.

The downgrade of the U.S.’s and certain European countries’ credit ratings and any future downgrades of the U.S.’s and certain European countries’ credit ratings may materially adversely affect Orchid Island’s business, financial condition and results of operations.

On August 5, 2011, Standard & Poor’s downgraded the U.S.’s credit rating for the first time in history.  Because Fannie Mae and Freddie Mac are in conservatorship of the U.S. Government, downgrades to the U.S.’s credit rating could impact the credit risk associated with Agency RMBS and, therefore, decrease the value of the Agency RMBS in Orchid Island’s portfolio.  In addition, the downgrade of the U.S. Government’s credit rating and the credit ratings of certain European countries has created broader financial turmoil and uncertainty, which has weighed heavily on the global banking system.  Therefore, the recent downgrade of the U.S.’s credit rating and the credit ratings of certain European countries and any future downgrades of the U.S.’s credit rating and the credit ratings of certain European countries may materially adversely affect Orchid Island’s business, financial condition and results of operations.

The downgrade of numerous European banks and continued deterioration of economic conditions in the European Union generally may materially adversely affect Orchid Island’s business, financial condition and results of operations.

Over the past several years, economic conditions across the European Union have continued to deteriorate as the effects of financial crisis linger.  Domestic banks in many countries including Spain and Italy face constrained access to capital and have, or will, seek bail-outs from either their respective governments or other pan-European agencies.  Exacerbating the problem is the fact many of the sovereign’s themselves are in similar conditions with excessive fiscal deficits, high borrowing costs and facing external pressure to constrain their external debt and fiscal deficits. The perceived inability of the various sovereign governments, the European Central Bank, International Monetary Fund or other agencies to adequately address these issues has negatively impacted markets across Europe and the globe.  To the extent these conditions continue or worsen, Orchid Island could be impacted to the extent borrowing costs increase due to rising LIBOR levels or security market liquidity deteriorates, constraining Orchid Island’s ability to acquire and finance its portfolio.

Prepayment rates could negatively affect the value of Orchid Island’s Agency RMBS, which could result in reduced earnings or losses and negatively affect the cash available for distribution to FlatWorld.

In the case of residential mortgage loans, there are seldom any restrictions on borrowers’ abilities to prepay their loans.  Homeowners tend to prepay mortgage loans faster when applicable mortgage interest rates decline.  Furthermore, both HARP and Operation Twist could cause an increase in prepayment rates.  Consequently, owners of the loans have to reinvest the money received from the prepayments at the lower prevailing interest rates.  Conversely, homeowners tend not to prepay mortgage loans when mortgage interest rates remain steady or increase.  Consequently, owners of the loans are unable to reinvest money that would have otherwise been received from prepayments at the higher prevailing interest rates.  This volatility in prepayment rates may affect Orchid Island’s ability to maintain targeted amounts of leverage on Orchid Island’s Agency RMBS portfolio, result in reduced earnings or losses for Orchid Island and negatively affect the cash available for distribution to FlatWorld.

Fannie Mae, Freddie Mac or Ginnie Mae guarantees of principal and interest related to the Agency RMBS Orchid Island owns does not protect Orchid Island against prepayment risks.

Orchid Island invests in structured Agency RMBS, including collateralized mortgage obligations (“CMOs”), interest only securities (“IOs”), inverse interest only securities (“IIOs”) and principal only securities (“POs”). Although structured Agency RMBS are generally subject to the same risks as Orchid Island’s pass-through (“PT”) MBS, certain types of risks may be enhanced depending on the type of structured Agency RMBS in which Orchid Island invests.

The structured Agency RMBS in which Orchid Island invests are securitizations (i) issued by Fannie Mae, Freddie Mac or Ginnie Mae, (ii) collateralized by Agency RMBS and (iii) divided into various tranches that have different characteristics (such as different maturities or different coupon payments). These securities may carry greater risk than an investment in PT MBS. For example, certain types of structured Agency RMBS, such as IOs, IIOs and POs, are more sensitive to prepayment risks than PT MBS. If Orchid Island were to invest in structured Agency RMBS that were more sensitive to prepayment risks relative to other types of structured Agency RMBS or pass-through Agency RMBS, Orchid Island may increase its portfolio-wide prepayment risk.

Increased levels of prepayments on the mortgages underlying Orchid Island’s Agency RMBS might decrease net interest income or result in a net loss, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

In the case of residential mortgages, there are seldom any restrictions on borrowers’ ability to prepay their loans.  Prepayment rates generally increase when interest rates fall and decrease when interest rates rise. Prepayment rates also may be affected by other factors, including, without limitation, conditions in the housing and financial markets, governmental action (such as HARP and Operation Twist), general economic conditions and the relative interest rates on ARMs, hybrid ARMs and fixed-rate mortgage loans. With respect to pass-through Agency RMBS, faster-than-expected prepayments could also materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld in various ways, including the following:

•     A portion of Orchid Island’s pass-through Agency RMBS backed by ARMs and hybrid ARMs may initially bear interest at rates that are lower than their fully indexed rates, which are equivalent to the applicable index rate plus a margin. If a PT MBS backed by ARMs or hybrid ARMs is prepaid prior to or soon after the time of adjustment to a fully-indexed rate, Orchid Island will have held that Agency RMBS while it was less profitable and lost the opportunity to receive interest at the fully-indexed rate over the remainder of its expected life.

•     If Orchid Island is unable to acquire new Agency RMBS to replace the prepaid Agency RMBS, Orchid Island’s returns on capital may be lower than if it were able to quickly acquire new Agency RMBS.

When Orchid Island acquires structured Agency RMBS, it anticipates that the underlying mortgages will prepay at a projected rate, generating an expected yield. When the prepayment rates on the mortgages underlying Orchid Island’s structured Agency RMBS are higher than expected, Orchid Island’s returns on those securities may be materially adversely affected. For example, the value of Orchid Island’s IOs and IIOs are extremely sensitive to prepayments because holders of these securities do not have the right to receive any principal payments on the underlying mortgages. Therefore, if the mortgage loans underlying Orchid Island’s IOs and IIOs are prepaid, such securities would cease to have any value, which, in turn, could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

While Orchid Island seeks to minimize prepayment risk, it must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate Orchid Island from prepayment or other such risks.

A decrease in prepayment rates on the mortgages underlying Orchid Island’s Agency RMBS might decrease net interest income or result in a net loss, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Certain of Orchid Island’s structured Agency RMBS may be adversely affected by a decrease in prepayment rates. For example, because POs are similar to zero-coupon bonds, Orchid Island’s expected returns on such securities will be contingent on Orchid Island’s receiving the principal payments of the underlying mortgage loans at expected intervals that assume a certain prepayment rate. If prepayment rates are lower than expected, Orchid Island will not receive principal payments as quickly as it anticipated and, therefore, Orchid Island’s expected returns on these securities will be adversely affected, which, in turn, could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

The U.S. Government’s pressing for refinancing of certain loans may affect prepayment rates for mortgage loans underlying Orchid Island’s Agency RMBS, which could materially adversely affect its business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

In addition to the increased pressure upon residential mortgage loan investors and servicers to engage in loss mitigation activities, the U.S. Government is pressing for refinancing of certain loans, and this encouragement may affect prepayment rates for mortgage loans underlying Orchid Island’s Agency RMBS. To the extent these and other economic stabilization or stimulus efforts are successful in increasing prepayment speeds for residential mortgage loans, such as those in Agency RMBS, Orchid Island’s income and operating results could be harmed, particularly in connection with Orchid Island’s IOs and IIOs, which, in turn, could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Interest rate caps on the ARMs and hybrid ARMs backing Orchid Island’s Agency RMBS may reduce Orchid Island’s net interest margin during periods of rising interest rates, which could materially adversely affect its business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

ARMs and hybrid ARMs are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through the maturity of the loan. Orchid Island’s borrowings typically are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, Orchid Island’s financing costs could increase without limitation while caps could limit the interest it earns on the ARMs and hybrid ARMs backing Orchid Island’s Agency RMBS. This problem is magnified for ARMs and hybrid ARMs that are not fully indexed because such periodic interest rate caps prevent the coupon on the security from fully reaching the specified rate in one reset. Further, some ARMs and hybrid ARMs may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, Orchid Island may receive less cash income on Agency RMBS backed by ARMs and hybrid ARMs than necessary to pay interest on Orchid Island’s related borrowings. Interest rate caps on Agency RMBS backed by ARMs and hybrid ARMs could reduce Orchid Island’s net interest margin if interest rates were to increase beyond the level of the caps, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Orchid Island relies on analytical models and other data to analyze potential asset acquisition and disposition opportunities and to manage its portfolio. Such models and other data may be incorrect, misleading or incomplete, which could cause Orchid Island to purchase assets that do not meet its expectations or to make asset management decisions that are not in line with its strategy.

Orchid Island relies on analytical models and other data supplied by third parties. These models and data may be used to value assets or potential asset acquisitions and dispositions and also in connection with Orchid Island’s asset management activities. If Orchid Island’s models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon could expose it to potential risks.

Orchid Island’s reliance on models and data may induce it to purchase certain assets at prices that are too high, to sell certain other assets at prices that are too low or to miss favorable opportunities altogether. Similarly, any hedging activities that are based on faulty models and data may prove to be unsuccessful.

Some models, such as prepayment models, may be predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to potential losses. In addition, the predictive models used by Orchid Island may differ substantially from those models used by other market participants, resulting in valuations based on these predictive models that may be substantially higher or lower for certain assets than actual market prices. Furthermore, because predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data, and, in the case of predicting performance in scenarios with little or no historical precedent (such as extreme broad-based declines in home prices, or deep economic recessions or depressions), such models must employ greater degrees of extrapolation and are therefore more speculative and less reliable.

All valuation models rely on correct market data input. If incorrect market data is entered into even a well-founded valuation model, the resulting valuations will be incorrect. However, even if market data is inputted correctly, “model prices” will often differ substantially from market prices, especially for securities with complex characteristics or whose values are particularly sensitive to various factors. If Orchid Island’s market data inputs are incorrect or Orchid Island’s model prices differ substantially from market prices, Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to make distributions to FlatWorld could be materially adversely affected.

Valuations of some of Orchid Island’s assets are inherently uncertain, may be based on estimates, may fluctuate over short periods of time and may differ from the values that would have been used if a ready market for these assets existed. As a result, the values of some of Orchid Island’s assets are uncertain.

While in many cases Orchid Island’s determination of the fair value of its assets is based on valuations provided by third-party dealers and pricing services, it can and does value assets based upon its judgment, and such valuations may differ from those provided by third-party dealers and pricing services. Valuations of certain assets are often difficult to obtain or are unreliable. In general, dealers and pricing services heavily disclaim their valuations. Additionally, dealers may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability for any direct, incidental or consequential damages arising out of any inaccuracy or incompleteness in valuations, including any act of negligence or breach of any warranty. Depending on the complexity and illiquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another. The valuation process has been particularly difficult recently because market events have made valuations of certain assets more difficult and unpredictable and the disparity of valuations provided by third-party dealers has widened.

Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to make distributions to FlatWorld could be materially adversely affected if Orchid Island’s fair value determinations of these assets were materially higher than the values that would exist if a ready market existed for these assets.

An increase in interest rates may cause a decrease in the volume of newly-issued, or investor demand for, Agency RMBS, which could materially adversely affect Orchid Island’s ability to acquire assets that satisfy Orchid Island’s investment objectives and Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Rising interest rates generally reduce the demand for consumer credit, including mortgage loans, due to the higher cost of borrowing. A reduction in the volume of mortgage loans may affect the volume of Agency RMBS available to Orchid Island, which could affect Orchid Island’s ability to acquire assets that satisfy Orchid Island’s investment objectives. Rising interest rates may also result in Agency RMBS that were issued prior to an interest rate increase having yields that do not exceed prevailing market interest rates. If rising interest rates cause Orchid Island to be unable to acquire a sufficient volume of Agency RMBS or Agency RMBS with a yield that exceeds Orchid Island’s borrowing costs, Orchid Island’s ability to satisfy Orchid Island’s investment objectives and to generate income and pay dividends, Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld may be materially adversely affected.

Because the assets that Orchid Island acquires might experience periods of illiquidity, it might be prevented from selling its Agency RMBS at favorable times and prices, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Agency RMBS generally experience periods of illiquidity. Such conditions are more likely to occur for structured Agency RMBS because such securities are generally traded in markets much less liquid than the pass-through Agency RMBS market. As a result, Orchid Island may be unable to dispose of its Agency RMBS at advantageous times and prices or in a timely manner. The lack of liquidity might result from the absence of a willing buyer or an established market for these assets as well as legal or contractual restrictions on resale. The illiquidity of Agency RMBS could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Orchid Island’s use of leverage could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Under normal market conditions, Orchid Island generally expects its leverage ratio to be less than 12 to 1, although at times Orchid Island’s borrowings may be above or below this level. Orchid Island incurs this indebtedness by borrowing against a substantial portion of the market value of its pass-through Agency RMBS and a portion of its structured Agency RMBS. Orchid Island’s total indebtedness, however, is not expressly limited by Orchid Island’s policies and will depend on Orchid Island’s and Orchid Island’s prospective lenders’ estimates of the stability of Orchid Island’s portfolio’s cash flow. As a result, there is no limit on the amount of leverage that Orchid Island may incur. Orchid Island faces the risk that it might not be able to meet its debt service obligations or a lender’s margin requirements from its income and, to the extent it cannot, it might be forced to liquidate some of its Agency RMBS at unfavorable prices. Orchid Island’s use of leverage could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld. For example:

        Orchid Island’s repurchase agreement borrowings are secured by Orchid Island’s pass-through Agency RMBS and may be secured by a portion of Orchid Island’s structured Agency RMBS under repurchase agreements. A decline in the market value of the pass-through Agency RMBS or structured Agency RMBS used to secure these debt obligations could limit Orchid Island’s ability to borrow or result in lenders requiring Orchid Island to pledge additional collateral to secure Orchid Island’s borrowings. In that situation, Orchid Island could be required to sell Agency RMBS under adverse market conditions in order to obtain the additional collateral required by the lender. If these sales are made at prices lower than the carrying value of the Agency RMBS, Orchid Island would experience losses.

         To the extent Orchid Island is compelled to liquidate qualifying real estate assets to repay debts and FlatWorld has elected to be treated as a REIT, FlatWorld’s compliance with the REIT rules regarding assets and sources of gross income could be negatively affected, which could jeopardize FlatWorld’s qualification as a REIT.  If FlatWorld reincorporates in Maryland, losing FlatWorld’s REIT qualification would cause it to be subject to U.S. federal income tax (and any applicable state and local taxes) on all of its income and would decrease profitability and cash available for distributions to shareholders.

If Orchid Island experiences losses as a result of its use of leverage, such losses could materially adversely affect Orchid Island’s business, results of operations and financial condition and Orchid Island’s ability to make distributions to FlatWorld.

Orchid Island may incur increased borrowing costs, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Orchid Island’s borrowing costs under repurchase agreements are generally adjustable and correspond to short-term interest rates, such as LIBOR or a short-term U.S. Treasury index, plus or minus a margin. The margins on these borrowings over or under short-term interest rates may vary depending upon a number of factors, including, without limitation:

          the movement of interest rates;

          the availability of financing in the market; and

          the value and liquidity of Orchid Island’s Agency RMBS.

All of Orchid Island’s short-term borrowings are collateralized borrowings in the form of repurchase agreements. If the interest rates on these repurchase agreements increase, Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld could be materially adversely affected.

Orchid Island may incur increased borrowing costs or declining coupons on its inverse interest only securities as a result of increased levels of LIBOR resulting from manipulation of the index by member banks responsible for fixing the index on a daily basis.  Both conditions would decrease Orchid Island’s profitability and reduce its capacity to make distributions.

Most of Orchid Island’s borrowing costs under repurchase agreements are adjustable and correspond to short-term interest rates, such as LIBOR, plus or minus a margin. Additionally, many of Orchid Island’s structured securities are inverse interest only securities (or “IIOs”).  IIOs typically have a coupon that varies as the level of LIBOR varies.  The coupon is usually the difference between the weighted average net coupon on the underlying mortgage loans and LIBOR, and sometimes a multiple of LIBOR. Over the past several years there have been episodes where members of the British Bankers Association, the entity whose members are responsible for setting the value of the various LIBOR indices, including one-month LIBOR, the relevant index for many of Orchid Island’s repurchase agreement borrowings and all of the coupons on its IIOs, have manipulated the level of the indices. To the extent this practice occurs again it could impact Orchid Island’s borrowing costs or reduce its income derived from its IIO securities. Both conditions would decrease Orchid Island’s profitability and reduce its capacity to make distributions.

Failure to procure adequate repurchase agreement financing, or to renew or replace existing repurchase agreement financing as it matures, could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to make distributions to FlatWorld.

Orchid Island currently has master repurchase agreements with six counterparties. Orchid Island cannot provide assurance that any, or sufficient, repurchase agreement financing will be available to Orchid Island in the future on terms that are acceptable to Orchid Island. Any decline in the value of Agency RMBS, or perceived market uncertainty about their value, would make it more difficult for Orchid Island to obtain financing on favorable terms or at all, or maintain Orchid Island’s compliance with the terms of any financing arrangements already in place. Additionally, Orchid Island’s lenders may have owned or financed MBS that have declined in value and caused the lender to suffer losses as a result of the recent downturn in the residential mortgage market. If these conditions persist, these institutions may be forced to exit the repurchase market, become insolvent or further tighten lending standards or increase the amount of equity capital, or haircuts, required to obtain financing, and in such event, could make it more difficult for Orchid Island to obtain financing on favorable terms or at all. Additionally, Orchid Island may be unable to diversify the credit risk associated with its lenders. In the event that it cannot obtain sufficient funding on acceptable terms, Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld may be materially adversely affected.

Furthermore, because Orchid Island intends to rely primarily on short-term borrowings to fund its MBS, Orchid Island’s ability to achieve its investment objective will depend not only on its ability to borrow money in sufficient amounts and on favorable terms, but also on Orchid Island’s ability to renew or replace on a continuous basis its maturing short-term borrowings. If Orchid Island is not able to renew or replace maturing borrowings, it will have to sell some or all of its assets, possibly under adverse market conditions. In addition, if the regulatory capital requirements imposed on Orchid Island’s lenders change, they may be required to significantly increase the cost of the financing that they provide to Orchid Island. Orchid Island’s lenders also may revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, based on, among other factors, the regulatory environment and their management of perceived risk.

Adverse market developments could cause Orchid Island’s lenders to require Orchid Island to pledge additional assets as collateral. If Orchid Island’s assets were insufficient to meet these collateral requirements, it might be compelled to liquidate particular assets at inopportune times and at unfavorable prices, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Adverse market developments, including a sharp or prolonged rise in interest rates, a change in prepayment rates or increasing market concern about the value or liquidity of one or more types of Agency RMBS, might reduce the market value of Orchid Island’s portfolio, which might cause Orchid Island’s lenders to initiate margin calls. A margin call means that the lender requires Orchid Island to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. The specific collateral value to borrowing ratio that would trigger a margin call is not set in the master repurchase agreements and not determined until Orchid Island engages in a repurchase transaction under these agreements. Orchid Island’s fixed-rate Agency RMBS generally are more susceptible to margin calls as increases in interest rates tend to more negatively affect the market value of fixed-rate securities. If Orchid Island is unable to satisfy margin calls, its lenders may foreclose on its collateral. The threat or occurrence of a margin call could force Orchid Island to sell either directly or through a foreclosure Orchid Island’s Agency RMBS under adverse market conditions. Because of the significant leverage Orchid Island expects to have, it may incur substantial losses upon the threat or occurrence of a margin call, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld. Additionally, the liquidation of collateral may jeopardize FlatWorld’s ability to qualify or maintain its qualification as a REIT, as REITs must comply with requirements regarding assets and sources of gross income.  If FlatWorld is compelled to liquidate Orchid Island’s Agency RMBS, FlatWorld may be unable to comply with these requirements, ultimately jeopardizing its ability to qualify or maintain its qualification as a REIT. If FlatWorld reincorporates in Maryland, failing to qualify as a REIT or maintain its qualification would cause FlatWorld to be subject to U.S. federal income tax (and any applicable state and local taxes) on all of its income.

Orchid Island’s use of repurchase agreements may give Orchid Island’s lenders greater rights in the event that either Orchid Island or any of Orchid Island’s lenders file for bankruptcy, which may make it difficult for Orchid Island to recover Orchid Island’s collateral in the event of a bankruptcy filing.

Orchid Island’s borrowings under repurchase agreements may qualify for special treatment under the bankruptcy code, giving Orchid Island’s lenders the ability to avoid the automatic stay provisions of the bankruptcy code and to take possession of and liquidate Orchid Island’s collateral under the repurchase agreements without delay if Orchid Island files for bankruptcy. Furthermore, the special treatment of repurchase agreements under the bankruptcy code may make it difficult for Orchid Island to recover Orchid Island’s pledged assets in the event that any of Orchid Island’s lenders files for bankruptcy. Thus, the use of repurchase agreements exposes Orchid Island’s pledged assets to risk in the event of a bankruptcy filing by either Orchid Island’s lenders or Orchid Island. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, Orchid Island’s ability to exercise its rights to recover its investment under a repurchase agreement or to be compensated for any damages resulting from the lender’s insolvency may be further limited by those statutes.

If Orchid Island fails to maintain its relationship with AVM, L.P. or if it does not establish relationships with other repurchase agreement trading, clearing and administrative service providers, Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld could be materially adversely affected.

Orchid Island has engaged AVM, L.P. to provide it with certain repurchase agreement trading, clearing and administrative services. If Orchid Island is unable to maintain its relationship with AVM, L.P. or it is unable to establish successful relationships with other repurchase agreement trading, clearing and administrative service providers, Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld could be materially adversely affected.

If Orchid Island’s lenders default on their obligations to resell the Agency RMBS back to Orchid Island at the end of the repurchase transaction term, or if the value of the Agency RMBS has declined by the end of the repurchase transaction term or if Orchid island defaults on its obligations under the repurchase transaction, Orchid Island will lose money on these transactions, which, in turn, may materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

When Orchid Island engages in a repurchase transaction, it initially sells securities to the financial institution under one of its master repurchase agreements in exchange for cash, and Orchid Island’s counterparty is obligated to resell the securities to Orchid Island at the end of the term of the transaction, which is typically from 24 to 90 days but may be up to 364 days or more. The cash Orchid Island receives when it initially sells the securities is less than the value of those securities, which is referred to as the haircut. Many financial institutions from which Orchid Island may obtain repurchase agreement financing have increased their haircuts in the past and may do so again in the future. As of December 31, 2011, Orchid Island’s haircuts were approximately 5% on average, which means that it will be required to pledge Agency RMBS the value of which equals approximately 105% of the principal amount of the borrowings. If these haircuts are increased, Orchid Island will be required to post additional cash or securities as collateral for its Agency RMBS. If Orchid Island’s counterparty defaults on its obligation to resell the securities to Orchid Island, Orchid Island would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). Orchid Island would also lose money on a repurchase transaction if the value of the underlying securities had declined as of the end of the transaction term, as it would have to repurchase the securities for their initial value but would receive securities worth less than that amount. Any losses Orchid Island incurs on its repurchase transactions could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

If Orchid Island defaults on one of its obligations under a repurchase transaction, the counterparty can terminate the transaction and cease entering into any other repurchase transactions with Orchid Island. In that case, Orchid Island would likely need to establish a replacement repurchase facility with another financial institution in order to continue to leverage its portfolio and carry out its investment strategy. There is no assurance Orchid Island would be able to establish a suitable replacement facility on acceptable terms or at all.

Hedging against interest rate exposure may not completely insulate Orchid Island from interest rate risk and could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

To the extent consistent with qualifying and maintaining FlatWorld’s qualification as a REIT, it may enter into interest rate cap or swap agreements or pursue other hedging strategies, including the purchase of puts, calls or other options and futures contracts in order to hedge the interest rate risk of Orchid Island’s portfolio. In general, Orchid Island’s hedging strategy depends on Orchid Island’s view of Orchid Island’s entire portfolio consisting of assets, liabilities and derivative instruments, in light of prevailing market conditions. Orchid Island could misjudge the condition of its investment portfolio or the market. Orchid Island’s hedging activity will vary in scope based on the level and volatility of interest rates and principal prepayments, the type of Agency RMBS it holds and other changing market conditions. Hedging may fail to protect or could adversely affect Orchid Island because, among other things:

      hedging can be expensive, particularly during periods of rising and volatile interest rates;

      available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

      the duration of the hedge may not match the duration of the related liability;

      certain types of hedges may expose Orchid Island to risk of loss beyond the fee paid to initiate the hedge;

      if FlatWorld successfully reincorporates in Maryland prior to January 1, 2013 and elects to taxed as a REIT, the amount of gross income that it may earn from certain hedging transactions will be limited by federal income tax provisions governing REITs;

      the credit quality of the counterparty on the hedge may be downgraded to such an extent that it impairs Orchid Island’s ability to sell or assign Orchid Island’s side of the hedging transaction; and

      the counterparty in the hedging transaction may default on its obligation to pay.

There are no perfect hedging strategies, and interest rate hedging may fail to protect Orchid Island from loss. Alternatively, Orchid Island may fail to properly assess a risk to its investment portfolio or may fail to recognize a risk entirely, leaving Orchid Island exposed to losses without the benefit of any offsetting hedging activities. The derivative financial instruments Orchid Island selects may not have the effect of reducing Orchid Island’s interest rate risk. The nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies or improperly executed transactions could actually increase Orchid Island’s risk and losses. In addition, hedging activities could result in losses if the event against which Orchid Island hedges does not occur.

Because of the foregoing risks, Orchid Island’s hedging activity could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Orchid Island’s use of certain hedging techniques may expose Orchid Island to counterparty risks.

If an interest rate swap counterparty cannot perform under the terms of the interest rate swap, Orchid Island may not receive payments due under that swap, and thus, it may lose any unrealized gain associated with the interest rate swap. The hedged liability could cease to be hedged by the interest rate swap. Additionally, Orchid Island may also risk the loss of any collateral it has pledged to secure its obligations under the interest rate swap if the counterparty becomes insolvent or files for bankruptcy. Similarly, if an interest rate cap counterparty fails to perform under the terms of the interest rate cap agreement, Orchid Island may not receive payments due under that agreement that would off-set Orchid Island’s interest expense and then could incur a loss for the then remaining fair market value of the interest rate cap.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or a clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. Orchid Island may increase its hedging activity and thus increase its hedging costs during periods when interest rates are volatile or rising and hedging costs have increased.

In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. While the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), among other current or proposed pieces of legislation, may add regulatory oversight or reduce counterparty risk among market participants, little of such oversight currently exists. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom Orchid Island enters into a hedging transaction most likely will result in a default. Default by a hedging counterparty may result in the loss of unrealized profits and force Orchid Island to cover its resale commitments, if any, at the then current market price. In addition, Orchid Island may not always be able to dispose of or close out a hedging position without the consent of the hedging counterparty, and Orchid Island may not be able to enter into an offsetting contract to cover Orchid Island’s risk. Orchid Island cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and Orchid Island may be required to maintain a position until exercise or expiration, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Orchid Island’s investment strategy, investment guidelines and asset allocation may be changed without notice or shareholder consent, which may result in riskier investments. In addition, even if FlatWorld elects to be treated as a REIT, its charter will provide that its board of directors may revoke or otherwise terminate its REIT election, without the approval of FlatWorld’s shareholders.

FlatWorld’s board of directors will have the authority to change Orchid Island’s investment strategy or asset allocation at any time without notice to or consent from FlatWorld’s shareholders. To the extent that Orchid Island’s investment strategy changes in the future, it may make investments that are different from, and possibly riskier than, the investments described in this Offer to Purchase. A change in Orchid Island’s investment strategy may increase its exposure to interest rate and real estate market fluctuations. Furthermore, a change in its asset allocation could result in Orchid Island’s allocating assets in a different manner than as described in this Offer to Purchase.

In addition, if FlatWorld reincorporates in Maryland, its charter will provide that its board of directors may revoke or otherwise terminate its REIT election, without the approval of its shareholders, if it determines that it is no longer in its best interests to qualify as a REIT. These changes could materially adversely affect FlatWorld’s business, financial condition, results of operations, the market value of its Ordinary Shares and its ability to make distributions to its shareholders.

Competition might prevent Orchid Island from acquiring Agency RMBS at favorable yields, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Orchid Island operates in a highly competitive market for investment opportunities. Orchid Island’s net income largely depends on Orchid Island’s ability to acquire Agency RMBS at favorable spreads over Orchid Island’s borrowing costs. In acquiring Agency RMBS, it competes with a variety of institutional investors, including REITs, investment banking firms, savings and loan associations, banks, insurance companies, mutual funds, other lenders and other entities that purchase Agency RMBS, many of which have greater financial, technical, marketing and other resources than Orchid Island does. Several other REITs have recently raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to Orchid Island, such as funding from the U.S. Government. Additionally, many of Orchid Island’s competitors are not subject to REIT tax compliance or required to maintain an exemption from the Investment Company Act. In addition, some of Orchid Island’s competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments. Furthermore, competition for investments in Agency RMBS may lead the price of such investments to increase, which may further limit Orchid Island’s ability to generate desired returns. As a result, Orchid Island may not be able to acquire sufficient Agency RMBS at favorable spreads over its borrowing costs, which would materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

The recent actions of the U.S. Government for the purpose of stabilizing the financial markets may adversely affect Orchid Island’s business, financial condition and results of operations and its ability to pay distributions to FlatWorld.

The U.S. Government, through the Federal Reserve, the U.S. Treasury, the SEC, the Federal Housing Administration (“FHA”), the Federal Deposit Insurance Corporation (the “FDIC”) and other governmental and regulatory bodies have taken or are considering taking various actions to address the financial crisis. For example, on July 21, 2010, President Obama signed into law the Dodd-Frank Act. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on Orchid Island and, more generally, the financial services and mortgage industries. Additionally, Orchid Island cannot predict whether there will be additional proposed laws or reforms that would affect it, whether or when such changes may be adopted, how such changes may be interpreted and enforced or how such changes may affect Orchid Island. However, the costs of complying with any additional laws or regulations could have a material adverse effect on Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

In addition to the foregoing, the U.S. Congress and/or various state and local legislatures may enact additional legislation or regulatory action designed to address the current economic crisis or for other purposes that could have a material adverse effect on Orchid Island’s ability to execute Orchid Island’s business strategies. To the extent the market does not respond favorably to these initiatives or they do not function as intended, Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld could be materially adversely affected.

Terrorist attacks and other acts of violence or war may materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Orchid Island cannot assure you that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly impact the property underlying Orchid Island’s Agency RMBS or the securities markets in general. Losses resulting from these types of events are uninsurable. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economies. They also could result in economic uncertainty in the United States or abroad. Adverse economic conditions could harm the value of the property underlying Orchid Island’s Agency RMBS or the securities markets in general, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Orchid Island is highly dependent on communications and information systems operated by third parties, and systems failures could significantly disrupt Orchid Island’s business, which may, in turn, adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Orchid Island’s business is highly dependent on communications and information systems that allow Orchid Island to monitor, value, buy, sell, finance and hedge Orchid Island’s investments. These systems are operated by third parties and, as a result, Orchid Island has limited ability to ensure their continued operation. In the event of a systems failure or interruption, Orchid Island will have limited ability to affect the timing and success of systems restoration. Any failure or interruption of Orchid Island’s systems could cause delays or other problems in Orchid Island’s securities trading activities, including Agency RMBS trading activities, which could have a material adverse effect on Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

If Orchid Island issues debt securities, Orchid Island’s operations may be restricted, which could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

If Orchid Island decides to issue debt securities in the future, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting Orchid Island’s operating flexibility. Additionally, any convertible or exchangeable securities that Orchid Island issues in the future may have rights, preferences and privileges more favorable than those of its membership interests. Orchid Island, and indirectly FlatWorld’s shareholders, will bear the cost of issuing and servicing such securities. Holders of debt securities may be granted specific rights, including but not limited to, the right to hold a perfected security interest in certain of Orchid Island’s assets, the right to accelerate payments due under the indenture, rights to restrict dividend payments, and rights to approve the sale of assets. Such additional restrictive covenants and operating restrictions could have a material adverse effect on Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Orchid Island depends primarily on two individuals to operate its business, and the loss of one or both of such persons could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Orchid Island depends substantially on two individuals, Robert E. Cauley, Orchid Island’s Chairman and Chief Executive Officer, and G. Hunter Haas, Orchid Island’s President, Chief Investment Officer and Chief Financial Officer, to manage Orchid Island’s business.  Orchid Island depends on the diligence, experience and skill of Mr. Cauley and Mr. Haas in managing all aspects of Orchid Island’s business, including the selection, acquisition, structuring and monitoring of securities portfolios and associated borrowings. Although Bimini Capital has entered into contracts and compensation arrangements with Mr. Cauley and Mr. Haas that encourage their continued employment, those contracts may not prevent either Mr. Cauley or Mr. Haas from leaving Bimini Capital. The loss of either of them could materially adversely affect Orchid Island’s business, financial condition and results of operations and Orchid Island’s ability to pay distributions to FlatWorld.

Tax Risks Related to Expected Future Activities

Although the following risks are not risks that result from tendering or not tendering your shares in the Offer, we anticipate that following the Merger, we will seek shareholder approval to reincorporate in Maryland prior to January 1, 2013 and will elect to be treated as a REIT effective as of January 1, 2013.  The following risk factors assume that you do not tender in the Offer, the Merger occurs, we successfully reincorporate in Maryland prior to January 1, 2013 and we elect to be treated as a REIT effective as of January 1, 2013.  If we do not successfully reincorporate in Maryland and elect to be treated as a REIT, we will continue to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

If we reincorporate in Maryland and then fail to qualify as a REIT, we will be subject to federal income tax as a regular corporation and may face a substantial tax liability.

We intend to operate in a manner that allows us to qualify as a REIT for federal income tax purposes. However, REIT qualification involves the satisfaction of numerous requirements (some on an annual or quarterly basis) established under technical and complex provisions of the Code or regulations under the Code, for which only a limited number of judicial or administrative interpretations exist. The determination that we qualify as a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For instance, a lack of access to adequate financing may prevent us from maintaining a portfolio of sufficient size to satisfy the REIT qualification requirements.  Such could be the case when market conditions become severely distressed and/or FlatWorld’s financial condition deteriorates materially. Accordingly, it is not certain we will be able to qualify and remain qualified as a REIT for federal income tax purposes. Even a technical or inadvertent violation of the REIT requirements could jeopardize our REIT qualification. Furthermore, Congress or the Internal Revenue Service (“IRS”) might change the tax laws or regulations and the courts might issue new rulings, in each case potentially having a retroactive effect that could make it more difficult or impossible for us to qualify as a REIT. If we reincorporate in Maryland and then fail to qualify as a REIT in any tax year, then:

•      we would be taxed as a regular domestic corporation, which, among other things, means that we would be unable to deduct distributions to holders in computing taxable income and would be subject to federal income tax on our taxable income at regular corporate rates;

•      any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to holders, and could force us to liquidate assets at inopportune times, causing lower income or higher losses than would result if these assets were not liquidated; and

•      unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification, and our cash available for distribution to our holders therefore would be reduced for each of the years in which we do not qualify as a REIT.

Even if we qualify and remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow. We may also be subject to certain federal, state and local taxes on our income and property. Any of these taxes would decrease cash available for distribution to our holders.

Complying with REIT requirements will require us to meet ongoing asset, income and distribution tests, which may limit our ability to invest in otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, our sources of income, the nature and diversification of our assets, the amounts we distribute to our holders and the ownership of our stock. We may also be required to make distributions to our holders at unfavorable times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may hinder our ability to operate solely with the goal of maximizing profits.

In addition, the REIT provisions of the Code impose a 100% tax on income from "prohibited transactions." Prohibited transactions generally include sales of assets that constitute inventory or other property held for sale to customers in the ordinary course of business, other than foreclosure property. This 100% tax could impact our ability to sell mortgage-related securities at otherwise opportune times if we believe such sales could result in our being treated as engaging in prohibited transactions. However, we would not be subject to this tax if we were to sell assets through a taxable REIT subsidiary. We will also be subject to a 100% tax on certain amounts if the economic arrangements between us and our taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

Complying with REIT requirements may limit our ability to hedge effectively, which could in turn leave us more exposed to the effects of adverse changes in interest rates.

The REIT provisions of the Code may substantially limit our ability to hedge mortgage-related securities and related borrowings by generally requiring us to limit our income in each year from qualified hedges, together with any other income not generated from qualified REIT real estate assets, to less than 25% of our gross income. In addition, we must limit our aggregate gross income from non-qualified hedges, fees, and certain other non-qualifying sources, to less than 5% of our annual gross income. As a result, we may in the future have to limit the use of hedges or implement hedges through a taxable REIT subsidiary. This could result in greater risks associated with changes in interest rates than we would otherwise want to incur. If we fail to satisfy the 25% or 5% limitations, unless our failure was due to reasonable cause and not due to willful neglect and we meet certain other technical requirements, we could lose our REIT qualification. Even if our failure was due to reasonable cause, we may have to pay a penalty tax equal to the amount of income in excess of certain thresholds, multiplied by a fraction intended to reflect our profitability.

To maintain our REIT qualification, we may be forced to borrow funds on unfavorable terms or sell Orchid Island’s MBS portfolio securities at unfavorable prices to make distributions to our holders.

As a REIT, we will be required to distribute at least 90% of our annual net taxable income (excluding net capital gains) to our holders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our net taxable income, we will be subject to federal corporate income tax. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay to our holders in a calendar year is less than a minimum amount specified under the Code. From time to time, we may generate taxable income greater than our income for financial reporting purposes from, among other things, amortization of capitalized purchase premiums, or our net taxable income may be greater than our cash flow available for distribution to our holders. If we do not have other funds available in these situations, we could be required to borrow funds, sell a portion of Orchid Island’s mortgage-related securities at unfavorable prices or find other sources of funds in order to meet the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax. These other sources could increase our costs or reduce equity and reduce amounts available to invest in mortgage-related securities.

Reliance on legal opinions or statements by issuers of MBS that such MBS constitute real estate assets for purposes of the REIT requirements could result in a failure to comply with REIT gross income or asset tests if, in fact, such MBS do not constitute real estate assets.

When purchasing MBS, we may rely on opinions of counsel for the issuer or sponsor of such securities, or statements made in related offering documents, for purposes of determining whether and to what extent those securities constitute REIT real estate assets for purposes of the REIT asset tests and produce income which qualifies under the REIT gross income tests. The inaccuracy of any such opinions or statements may adversely affect our REIT qualification and could result in significant corporate-level tax.

Possible legislative or other actions affecting REITs could impose additional asset, income or distribution tests that may limit our ability to make otherwise attractive investments or may otherwise adversely affect us and our holders.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Our business may be harmed by changes to the laws and regulations affecting us, including changes to securities laws and changes to the Code provisions applicable to the taxation of REITs. New legislation may be enacted into law, or new interpretations, rulings or regulations could be adopted, any of which could adversely affect us and our holders, potentially with retroactive effect.

We may recognize excess inclusion income if we hold a residual interest in a real estate mortgage investment conduit or taxable mortgage pool, which could be subject to corporate level tax, cannot be offset by the net operating losses of our holders and may negatively affect tax-exempt holders and foreign holders.

If we recognize excess inclusion income and that is allocated to our holders, this income cannot be offset by net operating losses of our holders. If the holder is a tax-exempt entity, then this income would be fully taxable as unrelated business taxable income under Section 512 of the Code. If the holder is a foreign person, such income would be subject to federal income tax withholding without reduction or exemption pursuant to any otherwise applicable income tax treaty. In addition, to the extent our stock is owned by tax-exempt “disqualified organizations,” such as government-related entities that are not subject to tax on unrelated business taxable income, although Treasury regulations have not yet been drafted to clarify the law, we may incur a corporate level tax at the highest applicable corporate tax rate on the portion of our excess inclusion income that is allocable to such disqualified organizations.

Excess inclusion income could result if we hold a residual interest in a real estate mortgage investment conduit, or REMIC. Excess inclusion income also could be generated if we were to issue debt obligations with two or more maturities and the terms of the payments on these obligations bore a relationship to the payments received on our mortgage-related securities securing those debt obligations (i.e., if we were to own an interest in a taxable mortgage pool). However, Treasury regulations have not been issued regarding the allocation of excess inclusion income to holders of a REIT that owns an interest in a taxable mortgage pool. We do not expect to acquire significant amounts of residual interests in REMICs. We intend to structure borrowing arrangements in a manner designed to avoid generating significant amounts of excess inclusion income. We do, however, expect to be a party to various repurchase agreements that have differing maturity dates and afford the lender the right to sell any pledged mortgaged securities if we should default on our obligations.

Our distributions in excess of our REIT taxable income may be deemed a return of capital for U.S. federal income tax purposes that will reduce a holder’s basis in our shares.

The amount of our distributions to our shareholders in a given year may not correspond to REIT taxable income for that year. To the extent our distributions exceed our REIT taxable income, the distribution will be treated as a return of capital for federal income tax purposes. A return of capital distribution will not be taxable to the extent of a holder's tax basis in our shares but will reduce a holder's basis in our shares.

Legal Risks

FlatWorld’s reported GAAP financial results differ from the taxable income results that drive its dividend distributions.

If FlatWorld elects to be treated as a REIT, its dividend distributions will be driven by the dividend distribution requirements under the REIT tax laws and its profits as calculated for tax purposes pursuant to the Code. FlatWorld’s reported results for GAAP purposes may differ materially from both its cash flows and its REIT taxable income. As a result of the significant differences between GAAP and REIT taxable income accounting, shareholders and analysts must undertake a complex analysis to understand FlatWorld’s tax results and dividend distribution requirements. This complexity may hinder the trading of FlatWorld’s stock or may lead observers to misinterpret its results.

As a result of recently adopted rules affecting reverse mergers, such as the Merger, FlatWorld will not be able to list its securities on a national securities exchange immediately following the completion of the Merger, which may affect the liquidity of its securities.

Following the consummation of the Merger, in order for FlatWorld to list its securities on a national securities exchange, it will be required to meet the strengthened listing criteria of securities exchanges, including but not limited to (i) having completed a one-year “seasoning period” by trading on the OTCBB following the Merger, (ii) having filed an annual report on Form 20-F covering a full fiscal year commencing after the filing with the SEC and (iii) having maintained a requisite minimum bid price for a sustained period of time.  These requirements will not be applicable if, in connection with its listing, FlatWorld completes a firm commitment underwritten public offering where the gross proceeds will be at least $40 million.  FlatWorld has no current plans to conduct such an offering.  As a result, the liquidity and price of its securities following a business transaction may be more limited than if its securities were listed on a national securities exchange.

Being a foreign private issuer exempts FlatWorld from certain SEC requirements that provide shareholders the protection of information that must be made available to shareholders of United States public companies.

FlatWorld is currently a “foreign private issuer” within the meaning of the rules promulgated under the Exchange Act.  As such, it is exempt from certain provisions applicable to United States public companies including:

•      the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or Current Reports on
Form 8-K;

•      provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•      the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, FlatWorld’s shareholders are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Legislation related to corporate governance has increased costs of compliance and liability and may increase the time and costs of completing an acquisition.

Enacted and proposed laws, regulations and standards relating to corporate governance and disclosure requirements applicable to public companies have increased the costs of corporate governance, reporting and disclosure practices. These costs may increase in the future due to FlatWorld’s continuing implementation of compliance programs mandated by these requirements. In addition, these new laws, rules and regulations create new legal bases for administrative enforcement, civil and criminal proceedings against us in case of non-compliance, thereby increasing our risks of liability and potential sanctions.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that FlatWorld evaluate and report on its system of internal controls. If FlatWorld fails to maintain the adequacy of its internal controls, it could be subject to regulatory scrutiny, civil or criminal penalties and/or shareholder litigation. Any inability to provide reliable financial reports could harm FlatWorld’s business. Orchid Island may not be in compliance with all such applicable provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of Orchid Island to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to achieve compliance. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over FlatWorld’s financial processes and reporting in the future, could harm its operating results or cause it to fail to meet its reporting obligations. Inferior internal controls could also cause investors to lose confidence in FlatWorld’s reported financial information, which could have a negative effect on the trading prices of its securities.

Failure to maintain an exemption from the Investment Company Act would harm FlatWorld’s and Orchid Island’s results of operations.

Each of FlatWorld and Orchid Island intends to conduct its business so as not to become regulated as an investment company under the Investment Company Act. If Orchid Island fails to qualify for exemption, Orchid Island’s ability to use leverage would be substantially reduced and it would be unable to conduct its business. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate. Under the current interpretation of the SEC staff, in order to qualify for this exemption, Orchid Island must maintain at least 55% of its assets directly in these qualifying real estate assets, with at least 25% of remaining assets invested in real estate-related assets. Agency RMBS that does not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, Orchid Island’s ownership of these mortgage-related securities is limited by the provisions of the Investment Company Act.

In satisfying the 55% requirement under the Investment Company Act, Orchid Island treats as qualifying interests whole-pool pass-through Agency RMBS. If the SEC or its staff adopts a contrary interpretation of such treatment, Orchid Island could be required to sell a substantial amount of its mortgage-related securities under potentially adverse market conditions. Further, in order to ensure that Orchid Island at all times qualifies for the exemption under the Investment Company Act, it may be precluded from acquiring mortgage-related securities whose yield is higher than the yield on mortgage-related securities that could be purchased in a manner consistent with the exemption. These factors may increase Orchid Island’s net loss.

If Orchid Island fails to maintain its exemption, FlatWorld may be required to register as an investment company, which would materially and adversely affect FlatWorld’s business.  Although FlatWorld will monitor Orchid Island’s portfolio, there can be no assurance that FlatWorld will be able to maintain the exemptions from registration for itself and Orchid Island.

No assurance can be given that the SEC will not alter or eliminate the exemption available to Orchid Island under Section 3(c)(5)(C) of the Investment Company Act.  Should the exemption be eliminated, Orchid Island’s use of leverage would be limited to 50% of net assets.  Orchid Island currently generates a material portion of its net interest income from the application of leverage through repurchase agreement funding to its pass-through sub-portfolio.  Should the exemption be withdrawn, Orchid Island’s ability to generate sufficient net interest income to cover its expenses would be impaired.

On August 31, 2011, the SEC issued a Concept Release (File No. S7-34-11) regarding “Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments.”  The SEC has requested public comment on the exemption from the definition of “investment company” contained in Section 3(c)(5)(C) of the Investment Company Act.  Orchid Island relies on this exemption in order to apply leverage via repurchase agreement funding to its sub-portfolio of pass-through securities.  The net interest income generated by the leveraged pass-through sub-portfolio is a material component of Orchid Island’s strategy of generating net interest income to cover its expenses and generate distributions to FlatWorld.  The SEC release was published in early September 2011, and provided for a public comment period that ended on November 7, 2011.  The SEC is currently considering what changes or clarifications, if any, should be made to the exemption under the Investment Company Act ..   At this time Orchid Island is unable to determine what changes to the exemption, if any, will be made, and if changes to the exemption do occur, what impact it will have on Orchid Island’s results of operations.

INFORMATION ABOUT THE COMPANIES

FlatWorld

We are a blank check or special purpose acquisition company formed as a British Virgin Islands business company with limited liability on June 25, 2010 specifically for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with one or more operating businesses or assets.

A registration statement for our IPO was declared effective on December 9, 2010. On December 15, 2010, we consummated the sale of 2,200,000 Units consisting of one Ordinary Share and one Warrant and, on January 25, 2011, consummated the sale of an additional 95,500 Units pursuant to the exercise of the underwriters’ over-allotment option.  Each Warrant entitles the holder to purchase from us one Ordinary Share at an exercise price of $11.00 per share.

Gross proceeds from the sale of Units in our IPO and the private placement of the Insider Warrants to our Sponsor were approximately $24.5 million. Of this amount, approximately $23.4 million was deposited in the Trust Account and approximately $350,000 was held outside of the Trust Account. The proceeds held outside the Trust Account have been used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The remaining portion of the gross proceeds not deposited in the Trust Account was used to pay for expenses incurred in connection with the IPO. We evaluated a number of candidates before entering into the Agreement and Plan of Reorganization with Orchid Island. If we are unable to consummate a business transaction by September 9, 2012, we (i) will, as promptly as possible, distribute the Trust Account (net of taxes and any interest earned on the proceeds placed in the Trust Account actually withdrawn for working capital purposes) to our public shareholders by way of a pro rata redemption of the Trust Account; and (ii) intend to cease all operations except for the purposes of any winding up. In the event of our liquidation, the Warrants will expire worthless.

FlatWorld’s Ordinary Shares, Warrants and Units are currently traded on the OTCBB under the symbols “FWLAF,” “FWLWF” and “FTWAF,” respectively. See “Price Range of Securities and Dividends.”

Our executive offices are located at Palm Grove House, Road Town, Tortola, VG1110, British Virgin Islands and our telephone number is (284) 545-6127.

Orchid Island

Orchid Island is a specialty finance company that invests primarily in residential mortgage-backed securities, the principal and interest of which are guaranteed by the Fannie Mae, Freddie Mac, or Ginnie Mae, which are generally referred to as Agency RMBS. Orchid Island’s investment strategy focuses on, and its portfolio consists of, two categories of Agency RMBS: (i) traditional pass-through Agency RMBS and (ii) structured Agency RMBS, such as collateralized mortgage obligations (“CMOs”), interest only securities (“IOs”), inverse interest only securities (“IIOs”) and principal only securities (“POs”), among other types of structured Agency RMBS.

Orchid Island’s business objective is to provide attractive risk-adjusted total returns to its investors over the long term through a combination of capital appreciation and the payment of regular quarterly distributions. Orchid Island intends to achieve this objective by investing in and strategically allocating capital between the two categories of Agency RMBS described above. Orchid Island seeks to generate income from (i) the net interest margin, which is the spread or difference between the interest income Orchid Island earns on its assets and the interest cost of its related borrowing and hedging activities, on leveraged pass-through Agency RMBS portfolio and the leveraged portion of structured Agency RMBS portfolio, and (ii) the interest income Orchid Island generates from the unleveraged portion of its structured Agency RMBS portfolio. Orchid Island intends to fund its pass-through Agency RMBS and certain of its structured Agency RMBS, such as fixed and floating rate tranches of CMOs and POs, through short-term borrowings structured as repurchase agreements. However, Orchid Island does not intend to employ leverage on the securities in its structured Agency RMBS portfolio that have no principal balance, such as IOs and IIOs. Orchid Island does not intend to use leverage in these instances because the securities contain structural leverage. The structural leverage is derived as follows:

•      A structured security is defined as a security whose cash flows are derived from the cash flows of one or more underlying securities.

•      The structured security will only receive a portion of the cash flows from the underlying security.  It will either receive a fractional portion of the cash flows from the underlying securities over the life of the underlying security, or it will receive all of the cash flows from the underlying securities, but only for a fraction of the time such securities are producing cash flow.

•      In the case of Orchid Island’s portfolio, the underlying securities in question are Agency RMBS.  There are two primary factors that affect the timing and amount of cash flows of Agency RMBS:

•     movements of interest rates, and

•     actual or expected prepayments of the underlying loans.

•      Since a structured security only receives a portion of the cash flows of the underlying security, changes in the cash flows of the underlying security may have a far greater impact on the total cash flows to the structured security.  For instance, if Orchid Island owns a security that is only entitled to the interest portion of the cash flows from an underlying pool of amortizing loans, Orchid Island will only receive such cash flows as long as the underlying loans remain outstanding.  If the underlying loans are paid off at a faster rate than was anticipated, the total interest cash flows received will be lower than anticipated. In this instance the total principal cash flows will be unaffected, but if the loans are paid off sooner than anticipated, the total interest cash flows will be reduced.  Therefore, while the total principal and interest cash flows of the underlying loans may not be materially reduced, the cash flows to the security only entitled to receive the interest portion of such cash flows will be reduced by a far greater amount.

•      Since the price of a security is a function of the expected cash flows over the life of such security, the structural leverage is the result of the fact the structured security is likely to experience price movements larger than those experienced by the securities underlying the structured security.

Pass-through Agency RMBS and structured Agency RMBS typically exhibit materially different sensitivities to movements in interest rates. Declines in the value of one portfolio may be offset by appreciation in the other. The percentage of capital that Orchid Island allocates to its two Agency RMBS asset categories will vary and will be actively managed in an effort to maintain the level of income generated by the combined portfolios, the stability of that income stream and the stability of the value of the combined portfolios. Orchid Island believes that this strategy will enhance its liquidity, earnings, book value stability and asset selection opportunities in various interest rate environments.

Orchid Island was formed by Bimini Capital in August 2010. In May 2011 Orchid Island filed a registration statement with the SEC in contemplation of an initial public offering of its common stock.  The offering was withdrawn in August 2011 due to market conditions.

Orchid Island commenced operations on November 24, 2010, and through March 31, 2012, Bimini Capital had contributed approximately $15 million in cash to Orchid Island.  Bimini Capital is currently Orchid Island’s sole stockholder and has managed Orchid Island’s portfolio since Orchid Island’s inception by using the same investment strategy that Orchid Island and its experienced RMBS investment team will continue to employ after the completion of the Transaction.   Going forward, Bimini Capital will continue to be the external manager of Orchid Island and Bimini Capital will also continue to manage its own portfolio of Agency RMBS.  Both portfolios have been and will continue to be managed in a similar manner.  Orchid Island and Bimini Capital have executed agreements that govern the manner in which Bimini Capital manages the portfolio of Orchid Island, how potential investments are to be allocated among the two portfolios and how the management of Orchid Island’s portfolio will be overseen by Orchid Island’s investment committee and Board of Directors.

To date Bimini Capital has not been able to attract additional capital primarily because of outstanding litigation and other matters that remain from the time period when Bimini Capital owned the mortgage origination business, OFS.  For this reason Bimini Capital has attempted to increase assets under management by attracting capital for Orchid Island, which does not have any of the litigation and legacy issues that Bimini Capital has as a result of its mortgage origination business. However, to the extent such matters are resolved in the future, Bimini Capital would be in a position to attract additional capital, and may in fact do so.  Bimini Capital may employ such additional capital in its existing Agency RMBS portfolio or deploy the capital into another business venture that would not compete with the operations of Orchid Island.

Orchid Island’s corporate office is located at 3305 Flamingo Drive, Vero Beach, Florida 32963, and its telephone number is (772) 231-1400.

SELECTED HISTORICAL FINANCIAL INFORMATION

FlatWorld Acquisition Corp.

FlatWorld is providing the following selected financial information to assist you in your analysis of the financial aspects of the Transaction.  The statement of operations data for the period from June 25, 2010 (date of inception) through December 31, 2010 and for the year ended December 31, 2011 and the balance sheet data as of December 31, 2010 and 2011 have been derived from FlatWorld’s audited financial statements included elsewhere in this Offer to Purchase. The statement of operations data for the three months ended March 31, 2011 and 2012 and the balance sheet data as of March 31, 2012 have been derived from FlatWorld’s unaudited financial statements included elsewhere in this Offer to Purchase.  The selected financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FlatWorld” and FlatWorld’s financial statements and related notes to those financial statements included elsewhere in this Offer to Purchase.

	For the Period June 25, 2010 (date of inception) to December 31, 2010	Year Ended December 31, 2011	Three Months Ended March 31, 2011	Three Months Ended March 31, 2012

Statement of Operations Data:			(unaudited)	(unaudited)
Revenues	$—	$—	$—	$—
General and administrative expenses	(15,762)	(245,766)	(57,440)	(63,305)
Loss from operations	(15,762)	(245,766)	(57,440)	(63,305)
Interest income	1,006	37,623	9,306	11,419
Net loss	$(14,756)	$(208,143)	$(48,134)	$(51,886)
Net loss per ordinary share attributable to ordinary shareholders, basic and diluted	$(0.02)	$(0.07)	$(0.02)	$(0.02)

Balance Sheet Data:
Cash (including investments held in trust)	$22,785,518	$23,540,656	$23,696,182	$23,539,295
Total assets (including investments held in the Trust Account)	$22,859,573	$23,553,258	$23,705,649	$23,548,937
Total shareholders’ equity	$5,392,762	$5,195,974	$5,354,032	$5,144,088

Orchid Island Capital, Inc.

The following selected historical financial information of Orchid Island is presented to assist you in your analysis of the financial aspects of the Transaction. The statement of operations data for the period from November 24, 2010 (date operations commenced) to December 31, 2010, and for the year ended December 31, 2011 and the balance sheet data as of December 31, 2010 and 2011 have been derived from Orchid Island’s audited financial statements included elsewhere in this Offer to Purchase. The statement of operations data for the three months ended March 31, 2012 and 2011 and the balance sheet data as of March 31, 2012 have been derived from Orchid Island’s unaudited financial statements included elsewhere in this Offer to Purchase. The selected financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Orchid Island” and Orchid Island’s financial statements and the related notes to those financial statements included elsewhere in this Offer to Purchase.

	Period from November 24, 2010 (date operations commenced) to December 31, 2010	Year Ended December 31, 2011	Three Months Ended March 31, 2011	Three Months Ended March 31, 2012

Statement of Operations Data:			(unaudited)	(unaudited)
Revenues:
Interest income	$69,340	$1,770,957	$307,764	$758,757
Interest expense	(5,186)	(96,223)	18,942	(50,667)
Net interest income	64,154	1,674,734	288,822	708,090
Gains (losses) on mortgage-backed securities (1)	$(55,307)	$(1,134,343)	$(168,532)	$99,326
Gains (losses) on futures contracts	—	(138,525)	10,875	(24,000)
Net portfolio income	$8,847	$401,866	$131,165	$783,416
Total expenses	39,001	1,592,080	115,093	166,172
Net income (loss)	$(30,154)	$(1,190,214)	$16,072	$617,244
Basic and diluted income (loss) per share of common stock (2)	$(0.20)	$(7.93)	$0.11	$4.11

Balance Sheet Data:
Total mortgage-backed securities	$25,842,664	$56,001,584	$28,903,656	$85,169,177
Total assets	$27,132,025	$58,368,772	$30,101,395	$88,752,819
Repurchase agreements	$22,732,684	$44,325,000	$22,530,842	$73,988,456
Total liabilities	$22,757,179	$44,589,140	$22,615,477	$74,355,943
Total stockholder’s equity	$4,374,846	$13,779,632	$7,485,918	$14,396,876

________________

(1)   Because all of Orchid Island’s MBS are accounted for under the fair value option, all changes in the fair values of Orchid’s MBS are reflected in Orchid Island’s statement of operations, as opposed to a component of other comprehensive income in stockholder’s equity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Orchid Island — Critical Accounting Policies — Mortgage-Backed Securities.”

(2)    In accordance with current accounting guidance, because Bimini Capital is and has been the sole stockholder of Orchid Island since its inception, earnings per share is calculated using the outstanding shares at March 31, 2012 (150,000) as the denominator for all periods presented.

SELECTED UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL INFORMATION

The following unaudited condensed combined pro forma balance sheet data as of March 31, 2012 and the unaudited condensed combined pro forma statements of operations data for the three months ended March 31, 2012 and the year ended December 31, 2011 are based on the separate historical financial statements of FlatWorld and Orchid Island, included elsewhere in this Offer to Purchase, after giving effect to the Merger.

 The unaudited condensed combined pro forma statements of operations for the three months ended March 31, 2012 and the year ended December 31, 2011, give pro forma effect to the Merger as if it had occurred on January 1, 2011. The unaudited condensed combined pro forma balance sheet as of March 31, 2012 gives pro forma effect to the Merger as if it had occurred on such date.

The Merger will be accounted for as a recapitalization by Orchid Island of FlatWorld as Orchid Island was determined to be the accounting acquirer.  FlatWorld’s management has concluded that Orchid Island is the accounting acquirer based on its evaluation of the facts and circumstances of the Merger.  In summary, Orchid Island is the larger of the two entities and will be the operating company within the combining companies. Directors designated by Orchid Island will hold all of the seats on FlatWorld’s board of directors. Officers designated by Orchid Island will serve as the senior management of FlatWorld and Orchid Island. Although a larger portion of the voting rights in the combined entity is likely to be held by the pre-Merger FlatWorld shareholders, this was not considered determinative, as all other important elements considered in determining which party has control, including board of directors representation and management continuity, were not aligned with this voting interest. Additionally, the FlatWorld shareholders are expected to represent a diverse group of shareholders at completion of the Merger and we are not aware of any voting or other agreements that suggest that they can act as one party.  See the section entitled “The Transaction — Accounting Treatment” for more information.

 The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the Merger, are factually supportable and, in the case of the unaudited condensed combined pro forma statement of operations data, are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited condensed combined pro forma financial information have been identified and presented in “Unaudited Condensed Combined Pro Forma Financial Data” to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Merger.

 This information should be read together with the financial statements of FlatWorld and Orchid Island and the respective notes thereto, “Unaudited Condensed Combined Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FlatWorld,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Orchid Island” included elsewhere in this Offer to Purchase.

The unaudited condensed combined pro forma financial statements have been prepared assuming (a) the issuance, but not the conversion, of 141,873 Preferred Shares as Merger Consideration, (b) the issuance, but not the exercise, of New Sponsor Warrants, (c) the payment of $1,000,000 of cash dividends as part of the Post-Merger Dividend to shareholders of FlatWorld, (d) the issuance, but not the exercise, of 2,295,500 newly-issued warrants as part of the Post-Merger Dividend if no Ordinary Shares are validly tendered in the Offer or 1,470,500 newly-issued warrants if 825,000 Ordinary Shares are validly tendered and not properly withdrawn, and are purchased by FlatWorld, and (e) that Bimini Capital contributes to FlatWorld $1,754,281 in cash upon consummation of the Merger, and, with respect to the number of outstanding Ordinary Shares, the following:

•      Assuming No Tender of Ordinary Shares:  This presentation assumes that no FlatWorld shareholders validly tender their Ordinary Shares pursuant to the Offer and that FlatWorld repurchases 573,875 Ordinary Shares owned by the Sponsor for $1,154,281.

•      Assuming Maximum Allowable Tender of Ordinary Shares:  This presentation assumes that 825,000 FlatWorld shareholders validly tender and do not properly withdraw, and that FlatWorld purchases, 825,000 Ordinary Shares at a price of $10.18 per Ordinary Share pursuant to the Offer, and that FlatWorld repurchases 573,875 Ordinary Shares owned by the Sponsor for $1,154,281.

The unaudited condensed combined pro forma financial information is presented for informational purposes only and is subject to a number of uncertainties and assumptions and do not purport to represent what the combined companies’ actual performance or financial position would have been had the Merger occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period.

FlatWorld Acquisition Corp. and Orchid Island Capital, Inc.

Unaudited Condensed Combined Pro Forma Balance Sheet Data

As of March 31, 2012

	Combined Pro Forma (Assuming No Tender of Ordinary Shares)	Combined Pro Forma (Assuming Maximum Allowable Tender of Ordinary Shares)

Cash and cash equivalents	$24,880,740	$16,482,240
Total assets	$111,526,756	$103,128,256
Total liabilities	$74,443,508	$74,443,508
Total shareholders’ equity	$37,083,248	$28,684,748
Total liabilities and shareholders’ equity	$111,526,756	$103,128,256

FlatWorld Acquisition Corp. and Orchid Island Capital, Inc.

 Unaudited Condensed Combined Pro Forma Statements of Operations Data

For the Three Months Ended March 31, 2012

	Combined Pro Forma (Assuming No Tender of Ordinary Shares)	Combined Pro Forma (Assuming Maximum Allowable Tender of Ordinary Shares)

Interest income	$758,757	$758,757
Interest expense	(50,667)	(50,667)
Net interest income	$708,090	$708,090
Gains on mortgage-backed securities (1)	99,326	99,326
Losses on futures contracts	(24,000)	(24,000)
Net portfolio income	$783,416	$783,416
Total expenses	(206,977)	(206,977)
Net income	$576,439	$576,439
Weighted average shares outstanding – basic	2,295,500	1,470,500
Weighted average shares outstanding – diluted	3,837,137	2,998,472
Earnings per share attributable to shareholders – basic	$0.25	$0.39
Earnings per share attributable to shareholders – diluted	$0.15	$0.19

________________

 (1)  Because all of Orchid Island’s MBS are accounted for under the fair value option, all changes in the fair value of Orchid MBS are reflected in the statement of operations, as opposed to a component of other comprehensive income in shareholders’ equity.

FlatWorld Acquisition Corp. and Orchid Island Capital, Inc.

 Unaudited Condensed Combined Pro Forma Statements of Operations Data

For the Year Ended December 31, 2011

	Combined Pro Forma (Assuming No Tender of Ordinary Shares)	Combined Pro Forma (Assuming Maximum Allowable Tender of Ordinary Shares)

Interest income	$1,770,957	$1,770,957
Interest expense	(96,223)	(96,223)
Net interest income	$1,674,734	$1,674,734
Losses on mortgage-backed securities (1)	(1,134,343)	(1,134,343)
Losses on futures contracts	(138,525)	(138,525)
Net portfolio income	$401,866	$401,866
Total expenses	(1,747,846)	(1,747,846)
Net loss	$(1,345,980)	$(1,345,980)
Weighted average shares outstanding – basic	2,295,500	1,470,500
Weighted average shares outstanding – diluted	2,295,500	1,470,500
Earnings per share attributable to shareholders – basic	$(0.59)	$(0.92)
Earnings per share attributable to shareholders – diluted	$(0.59)	$(0.92)

________________

 (1)  Because all of Orchid Island’s MBS are accounted for under the fair value option, all changes in the fair value of Orchid MBS are reflected in the statement of operations, as opposed to a component of other comprehensive income in shareholders’ equity.

COMPARATIVE SHARE INFORMATION

The following table sets forth selected historical equity ownership information for FlatWorld and Orchid Island and unaudited condensed combined pro forma per share ownership information after giving effect to the Merger, assuming (a) the issuance of 141,873 Preferred Shares as Merger Consideration and conversion into 1,418,730 Ordinary Shares, (b) the issuance, but not the exercise, of New Sponsor Warrants, (c) the payment of $1,000,000 of cash dividends as part of the Post-Merger Dividend to shareholders of FlatWorld, (d) the issuance, but not the exercise, of 2,295,500 newly-issued warrants as part of the Post-Merger Dividend if no Ordinary Shares are validly tendered in the Offer or 1,470,500 newly-issued warrants if 825,000 Ordinary Shares are validly tendered and not properly withdrawn, and are purchased by FlatWorld, and (e) that Bimini Capital contributes to FlatWorld $1,754,281 in cash upon consummation of the Merger, and, with respect to the number of outstanding Ordinary Shares, the following:

•      Assuming No Tender of Ordinary Shares:  This presentation assumes that no FlatWorld shareholders validly tender their Ordinary Shares pursuant to the Offer and that FlatWorld repurchases 573,875 Ordinary Shares owned by the Sponsor for $1,154,281.

•      Assuming Maximum Allowable Tender of Ordinary Shares:  This presentation assumes that 825,000 FlatWorld shareholders validly tender and do not properly withdraw, and that FlatWorld purchases, 825,000 Ordinary Shares at a price of $10.18 per Ordinary Share pursuant to the Offer, and that FlatWorld repurchases 573,875 Ordinary Shares owned by the Sponsor for $1,154,281.

FlatWorld is providing this information to aid you in your analysis of the financial aspects of the Merger. The historical information should be read in conjunction with “Selected Historical Financial Information” included elsewhere in this Offer to Purchase, the historical financial statements of FlatWorld and the related notes thereto and the historical financial statements of Orchid Island and the related notes thereto each included elsewhere in this Offer to Purchase. The unaudited pro forma per share information is derived from, and should be read in conjunction with, the unaudited condensed combined pro forma financial data and related notes included elsewhere in this Offer to Purchase.

The unaudited condensed combined pro forma per share information reflects the Merger being accounted for as a recapitalization by Orchid Island of FlatWorld as FlatWorld’s management has concluded that Orchid Island is the accounting acquirer based on its evaluation of the facts and circumstances of the Merger.  Orchid Island is the larger of the two entities and is the operating company within the combining companies. Directors designated by Orchid Island will hold all of the seats of the FlatWorld’s board of directors. Officers appointed by Orchid Island will serve as the senior management of FlatWorld and Orchid Island.  Although a larger portion of the voting rights in the combined entity is likely to be held by pre-Merger FlatWorld shareholders, this was not considered determinative, as all other important elements considered in determining which party has control, including board of directors representation and management continuity, were not aligned with this voting interest. Additionally, the FlatWorld shareholders are expected to represent a diverse group of shareholders at completion of the Merger and we are not aware of any voting or other agreements that suggest that they can act as one party.  See “The Transaction — Accounting Treatment” for more information.

Unaudited Condensed Combined Pro Forma Per Share Information

	Orchid Island Capital, Inc. (1) (Historical)	FlatWorld Acquisition Corp. (Historical) (2)	Combined Pro Forma (Assuming No Tender of Ordinary Shares)	Combined Pro Forma (Assuming Maximum Allowable Tender of Ordinary Shares)

Book value per share at March 31, 2012 (3)	$95.98	$8.10	$9.98	$9.93
Basic earnings (loss) per share (4)	$4.11	$(0.02)	$0.25	$0.39
Diluted earnings (loss) per share (5)	$4.11	$(0.02)	$0.15	$0.19

 ______________

(1) As of March 31, 2012, Orchid Island had 150,000 outstanding shares of common stock that were used to calculate both the book value per share and the basic and diluted earnings per share.

(2) Book value per share of FlatWorld is computed by dividing the sum of total shareholders’ equity plus Ordinary Shares subject to possible redemption by the 2,869,375 Ordinary Shares (which includes 1,775,987 Ordinary Shares subject to possible redemption and 573,875 Ordinary Shares currently held by our Sponsor) outstanding at the balance sheet date.

(3)    Book value per share for the pro forma columns is computed by dividing the sum of total shareholders’ equity by the Ordinary Shares assumed to be outstanding after the Merger. Combined Pro Forma (assuming no tender of Ordinary Shares) assumes 3,714,230 Ordinary Shares are outstanding and is (i) the sum of 2,869,375 Ordinary Shares currently outstanding and 1,418,730 Ordinary Shares into which the 141,873 Preferred Shares to-be issued to Bimini Capital are convertible and (ii) less the repurchase of 573,875 Ordinary Shares currently held by our Sponsor. Combined Pro Forma (assuming maximum allowable tender of Ordinary Shares) assumes 2,889,230 Ordinary Shares are outstanding and is (i) the sum of 2,869,375 Ordinary Shares currently outstanding and 1,418,730 Ordinary Shares into which the 141,873 Preferred Shares to-be issued to Bimini Capital are convertible and (ii) less each of (a) the maximum allowable tender of 825,000 Ordinary Shares and (b) the repurchase of 573,875 Ordinary Shares currently held by our Sponsor.

(4)  Basic earnings (loss) per share in the pro forma columns is computed using the following weighted average shares: 2,295,500 Ordinary Shares (assuming no tender of Ordinary Shares), and 1,470,500 Ordinary Shares (assuming maximum allowable tender of Ordinary Shares), as presented in the Unaudited Condensed Combined Pro Forma Statements of Operations for the three months ended March 31, 2012 included elsewhere in this Offer to Purchase.

(5)  Diluted earnings (loss) per share in the pro forma columns is computed using the following weighted average shares: 3,837,137 Ordinary Shares (assuming no tender of Ordinary Shares), and 2,998,472 Ordinary Shares (assuming maximum allowable tender of Ordinary Shares), as presented in the Unaudited Condensed Combined Pro Forma Statements of Operations for the three months ended March 31, 2012 included elsewhere in this Offer to Purchase.

THE TRANSACTION

General Description of the Transaction

On July 26, 2012, FlatWorld, Merger Sub, FWAC Holdings, Orchid Island, Bimini Capital and Bimini Advisors entered into the Agreement and Plan of Reorganization, pursuant to which FlatWorld will acquire Orchid Island. The Agreement and Plan of Reorganization is described below in greater detail under “The Agreement and Plan of Reorganization.”

Pursuant to the terms of the Agreement and Plan of Reorganization, among other things, Orchid Island will merge with and into Merger Sub with Merger Sub surviving the Merger as a wholly-owned subsidiary of FlatWorld in exchange for consideration in the form of newly-issued Preferred Shares of FlatWorld.  FlatWorld will change its name to “Orchid Island Holding, Inc.” and Merger Sub will change its name to “Orchid Island Capital LLC.”

Merger Consideration

Upon consummation of the Merger, Bimini Capital, as the sole owner of the outstanding common stock of Orchid Island, will receive, as consideration for its shares of common stock of Orchid Island, 141,873 Preferred Shares of FlatWorld. Such Merger Consideration will represent between approximately 38.2% of the voting power of FlatWorld, in the event no Ordinary Shares are validly tendered in the Offer, and approximately 49.1% of the voting power of FlatWorld in the event 825,000 Ordinary Shares are validly tendered and not properly withdrawn and are accepted in the Offer.   See “The Agreement and Plan of Reorganization — Structure of the Transaction; Consideration to be Paid” for a further description of the Merger Consideration.

The Merger Consideration shall be subject to adjustments set forth in the Agreement and Plan of Reorganization, including, without limitation, an adjustment based upon the actual stockholder’s equity of Orchid Island immediately prior to the Effective Time of the Merger.  See “The Agreement and Plan of Reorganization —Structure of the Transaction; Consideration to be Paid.”

Upon consummation of the Merger, FlatWorld will own all of the equity interests of Orchid Island, which will become a wholly-owned subsidiary of FlatWorld.  Please see the diagram in “Summary Term Sheet and Questions and Answers” that depicts our organizational structure immediately following this Offer and the Merger.

The Offer

Under the terms of the Agreement and Plan of Reorganization and its Charter, FlatWorld will conduct, prior to the consummation of the Merger, a tender offer to provide its shareholders with the opportunity to redeem their Ordinary Shares for cash equal to $10.18 per Ordinary Share, upon and subject to the consummation of the Merger. See “The Offer.”

Related Agreements

In addition to the Agreement and Plan of Reorganization and the FWAC Holdings Share Repurchase Agreement, certain parties to the Agreement and Plan of Reorganization will enter into certain other related agreements at the closing of the Merger, including the Lock-Up Agreement, the Management Agreement, the Bimini Advisors Operating Agreement, the Warrant Agreement, the Investment Allocation Agreement, the Registration Rights Agreement and the Amended and Restated Registration Rights Agreement (collectively, the “Related Agreements”). The proposed terms of such agreements are described in greater detail below under the heading “Related Agreements.”

Background of the Transaction

The terms of the Agreement and Plan of Reorganization are the result of negotiations between the representatives of FlatWorld and Orchid Island. The following is a brief description of the background of these negotiations and the related transactions.

FlatWorld is a blank check or special purpose acquisition company formed as a British Virgin Islands business company with limited liability on June 25, 2010 specifically for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with one or more operating businesses or assets.

A registration statement for FlatWorld’s IPO was declared effective on December 9, 2010. On December 15, 2010, FlatWorld consummated its IPO of 2,200,000 Units. On January 25, 2011, FlatWorld consummated the closing of an additional 95,500 Units pursuant to the partial exercise of the underwriters’ over-allotment option. Each Unit consists of one Ordinary Share of FlatWorld and one Warrant. Each Warrant entitles its holder to purchase from FlatWorld one Ordinary Share at an exercise price of $11.00 commencing 30 days following the completion of a business transaction, and will expire five years from the date of the consummation of the business transaction. The Warrants may be redeemed by FlatWorld at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable if, and only if, the volume weighted average price of Ordinary Shares equals or exceeds $16.50 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) for any 20 trading days within a 30 trading day period ending three business days before FlatWorld sends the notice of redemption. The Ordinary Shares and Warrants started trading separately on February 4, 2011.

The Units were sold at an offering price of $10.00 per Unit, bringing total gross proceeds to FlatWorld from the 2,295,500 Units sold in its IPO to $22,955,000. Net proceeds of $23,374,786 (including the proceeds of a private placement of 2,000,000 Insider Warrants for $1,500,000 to FlatWorld’s Sponsor) have been placed in the Trust Account.

Prior to the consummation of its IPO, neither FlatWorld, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with FlatWorld.

Subsequent to the consummation of the IPO on December 15, 2010, FlatWorld commenced consideration of potential target companies with the objective of consummating a business transaction. FlatWorld compiled a list of over 500 potential targets from internal research and intermediary relationships and updated and supplemented such list from time to time as new potential targets were considered.

FlatWorld reviewed the potential acquisition targets based on the same criteria discussed below and used in evaluating the Transaction, which include management experience, growth opportunities, financial results, competitive position and industry dynamics, and narrowed its focus based on the interest expressed by the potential targets and the suitability of each potential target as a potential acquisition. Discussions between FlatWorld and targets that expressed interest progressed to a point of sufficient mutual interest that FlatWorld entered into non-disclosure agreements with 48 of such targets.  Based on the criteria described herein, FlatWorld’s analysis of the potential targets progressed to the due diligence phase with respect to six companies, including Orchid Island. The first of these six companies was eliminated in August 2011 as the company accepted an acquisition proposal from a private investment firm.  The second company was eliminated in October 2011 as a result of a valuation gap between FlatWorld and the owners of the company.  The third company was eliminated in April 2012 as the company accepted debt financing from an unrelated party in lieu of an equity investment from FlatWorld.  The fourth was eliminated in June 2012 as the company accepted an offer from a strategic investor .. On July 9, 2012, FlatWorld elected to pursue a transaction with Orchid Island over the fifth potential acquisition target because of its potential for future growth in assets, potential to protect shareholder value and potential to achieve risk-adjusted returns. None of the other potential acquisition targets considered by FlatWorld were comparable to Orchid Island because they did not operate in the same industry as Orchid Island ..  In its IPO prospectus, FlatWorld indicated that while it would focus its search on identifying a prospective target business in either (i) the global business services sector or (ii) emerging Asian markets, India or China, its prospective target businesses for its initial business transaction would not be limited to a particular industry or geographic region.  While none of FlatWorld’s officers or directors have previously managed or invested in a specialty finance company that invests primarily in Agency RMBS, FlatWorld’s officers, directors and advisors have over nine decades of combined  private equity investing, mergers and acquisitions, acquisition finance and corporate finance advisory experience with over $25 billion of  completed acquisition investments and financings.  FlatWorld believes that this investment and advisory experience across diverse industry sectors, coupled with its management’s and board’s relationships with industry-specific experts, provide FlatWorld with the ability to evaluate and perform due diligence on target businesses across various industries, including a specialty finance company that invests primarily in Agency RMBS.

On June 21, 2012, Jeffrey A. Valenty, FlatWorld’s President and member of FlatWorld’s board of directors, was introduced to Orchid Island via a mutual acquaintance of Mr. Valenty and Robert E. Cauley, Chief Executive Officer of Orchid Island and Bimini Capital. During the conversation, Mr. Valenty was provided with an initial description of the business of Orchid Island on a no-names basis.

On June 22, 2012, Mr. Valenty was introduced to Mr. Cauley via a telephone call. Mr. Cauley provided an overview of the Orchid Island business and Mr. Valenty discussed FlatWorld, its investment structure and its targeted investment approach. Following the telephone meeting, Mr. Valenty forwarded materials describing FlatWorld and a non-disclosure agreement to Mr. Cauley.

On June 24, 2012, Orchid Island and FlatWorld executed the non-disclosure agreement. On the same day, following execution of the non-disclosure agreement, FlatWorld also received from Mr. Cauley an information package of confidential information regarding Orchid Island, including a management presentation with information on Orchid Island’s investment strategy, portfolio characteristics, asset allocation, and historical and projected illustrative returns based on raising additional equity capital.

On June 25, 2012, Mr. Valenty and Juan V. Ruiz, an investor in, and financial industry advisor to, FlatWorld, had a detailed telephone conversation with Mr. Cauley, G. Hunter Haas, IV, the Chief Financial Officer of Orchid Island and W. Coleman Bitting, a prospective board member of FlatWorld following the completion of the Merger. During the call, the parties reviewed Orchid Island’s management presentation and discussed Orchid Island’s strategic goals, investment strategy, portfolio of Agency RMBS and historical and projected pro forma returns.

On June 26, 2012, Mr. Valenty continued the discussions with Mr. Cauley. Between June 26, 2012 and June 28, 2012, Mr. Valenty also discussed the opportunity with a number of investment banks and research analysts active in the REIT industry. FlatWorld management also continued its analysis of Orchid Island and its operations, including reviewing and analyzing comparable publicly-traded REITs, the confidential information received from Orchid Island, and the public filings of Orchid Island and its parent, Bimini Capital.

On June 28, 2012, Mr. Valenty discussed with Mr. Cauley the initial terms of a potential transaction between FlatWorld and Orchid Island. Between June 29, 2012 and July 2, 2012, Mr. Valenty and Mr. Cauley exchanged several emails and held several telephone calls to negotiate the terms of a merger between FlatWorld and Orchid Island. During this period, FlatWorld’s management continued its due diligence review of Orchid Island and the REIT industry.

On July 6, 2012 and July 7, 2012, Mr. Valenty and Mr. Cauley held several telephone calls to finalize the terms of a merger. On July 8, 2012, Vivek Selot, FlatWorld’s Director of Business Development, sent a detailed follow up due diligence request list to Mr. Haas that Mr. Haas and Orchid Island’s management used to guide the compilation of documents for a comprehensive data room for FlatWorld’s confirmatory legal, accounting and operational due diligence process. On the same day, Mr. Valenty discussed the transaction with Mr. Cauley and representatives of Hunton & Williams LLP (“H&W”), Orchid Island’s legal counsel.

On July 9, 2012, Mr. Valenty agreed to the preliminary terms of a merger with Mr. Cauley following a telephone discussion amongst all four members of FlatWorld’s board of directors to preliminarily review the potential transaction with Orchid Island. The discussion included an analysis of Orchid Island’s investment strategy, the past performance of its mortgage portfolio and its potential to generate attractive risk-adjusted returns in the future based on the preliminary information and initial projections provided by Orchid Island management. Based on this discussion, the consensus of the FlatWorld board members was that Orchid Island would have the potential to leverage additional equity capital to increase its asset base and provide attractive risk-adjusted returns, including capital appreciation and regular dividends and that Orchid Island would be a favorable target acquisition for FlatWorld, and the Transaction should be pursued.

Thereafter, also on July 9, 2012, a draft Agreement and Plan of Reorganization was prepared and circulated for comments between FlatWorld and its counsel, Ellenoff Grossman & Schole LLP (“EGS”).

On July 10, 2012, Mr. Valenty emailed a draft Agreement and Plan of Reorganization to Mr. Cauley.  During the period from July 10, 2012 to July 26, 2012, FlatWorld’s management, Orchid Island’s management, EGS and H&W held numerous conference calls and exchanged numerous emails to finalize the terms of the Agreement and Plan of Reorganization and ancillary agreements.  Also during that period, FlatWorld continued its confirmatory due diligence review of Orchid Island.

On July 11, 2012, Gilbert H. Lamphere, Chairman of FlatWorld’s board of directors, met with Mr. Haas at Orchid Island’s offices in Vero Beach, Florida to discuss Orchid Island’s business and operations. Mr. Lamphere also conducted an onsite review of Orchid Island’s operations and its back office procedures.

Between July 12 and July 26, 2012, FlatWorld’s management, counsel and advisors continued to negotiate the Agreement and Plan of Reorganization and ancillary agreements.  During this period, the board of directors of FlatWorld received periodic updates on the status of due diligence and documentation regarding negotiations of the Agreement and Plan of Reorganization.

On July 20, 2012, on a conference call, the four members of FlatWorld’s board of directors discussed the progress made to date in completing due diligence and negotiating definitive terms of a Merger and reaffirmed their support to proceed with a transaction with Orchid Island.  Subsequently, on July 21, 2012, Mr. Valenty met with Mr. Cauley and Mr. Haas at Orchid Island’s offices to discuss the process of completing the Merger.

On July 26, 2012, the board of directors of FlatWorld held a special meeting to discuss final approval of the Merger with Orchid Island. At this meeting, Mr. Valenty presented an update of the proposed transaction to the board of directors. Following these discussions, FlatWorld’s board of directors unanimously approved the proposed Transaction and authorized the officers of FlatWorld to execute the Transaction documents and, subsequent to the meeting, the Agreement and Plan of Reorganization was executed by the parties.

During the July 26, 2012 meeting of FlatWorld’s board of directors, the board carefully considered industry and financial data in determining whether the transaction terms were reasonable and whether the Merger was in the best interests of FlatWorld and its shareholders.  As part of its analysis, FlatWorld’s board of directors reviewed the Bimini Capital investment strategy since the third quarter of 2008 as Orchid Island has employed the same investment strategy since its commencement of operations in November 2010.  This investment strategy has resulted in Bimini Capital generating a 26.8% annualized return on invested capital (assuming reinvestment of all prior period returns) and a cumulative return on invested capital of 143.3% since the inception of the strategy in the third quarter of 2008 through the first quarter of 2012.  FlatWorld’s board of directors also reviewed recent industry and financial data for a selection of other public companies that invest primarily in Agency MBS to evaluate the Orchid Island investment strategy.  In 2011, Orchid Island generated returns on equity of 14.9%, a similar return on equity to the average of 15.4% for the public companies reviewed, with return on equity calculated as the ratio of adjusted net income (excluding unrealized gains or losses or changes in fair market value of securities and the cost of the 2011 attempted IPO) and average shareholder’s equity (not excluding unrealized gains or losses on securities and the cost of the 2011 attempted IPO).  For the first quarter of 2012, Orchid Island generated a return on equity of 3.6% versus an average of 4.3% for the public companies reviewed.  Orchid Island generated these returns on equity with a lower leverage ratio (total debt divided by total stockholder’s equity) of 3.2x during 2011 and 5.1x for the first quarter of 2012 versus an average leverage ratio of 7.5x during 2011 and 7.5x for the first quarter of 2012 for the public companies reviewed.  The public companies reviewed by FlatWorld’s board of directors were selected by management in good faith to represent a group of companies comparable to Orchid Island, that invest primarily in Agency RMBS.  The information regarding these public companies was based on available public information and the internal analysis of FlatWorld’s management and are inherently subject to change in the future and interpretation.  For the foregoing reasons, investors are therefore cautioned that they should not rely on the public company information summarized above (notwithstanding that they were prepared in good faith).

In addition, FlatWorld’s board of directors reviewed projected pro forma financial information prepared by Orchid Island. The projected pro forma financial analysis included pro forma statements of operations that assumed that net proceeds of $22.6 million from the Merger, and $40.3 million cash proceeds from the exercise of 2,000,000 New Sponsor Warrants and 2,295,500 warrants issued to public shareholders as part of the Post-Merger Dividend were invested in Orchid Island’s investment strategy for a full year. The analysis did not include the proceeds from the exercise of the 2,000,000 Insider Warrants and the 2,295,500 public Warrants because neither were anticipated to be in-the-money following the consummation of the Merger.  This projected pro forma financial information represented the type of investment and financing strategies that Orchid Island would have employed had the Merger closed on July 22, 2012, the date the information was prepared by Orchid Island’s management .. Based upon the projected pro forma financial information prepared by Orchid Island, the implied share value to holders of FlatWorld Ordinary Shares would be $10.88 per share, assuming the value of the Ordinary Shares pro forma for the Transaction is equal to (A) the pro forma book value per share of $9.97 assuming (i) no Ordinary Shares of FlatWorld are validly tendered in the Offer, (ii) the Preferred Shares are converted into Ordinary Shares, (iii) no Warrants, including Insider Warrants, are exercised and (iv) approximately $22.6 million of proceeds from the Merger is available to Orchid Island for a full year, plus (B) (i) the value of the cash portion of the Post-Merger Dividend of $0.44 per share (assuming no Ordinary Shares validly tendered in the Offer) and (ii) a value of $0.47 per warrant issued as a portion of the Post-Merger Dividend (assuming only the intrinsic value of the newly-issued warrant calculated by subtracting its exercise price of $9.50 per share from the $9.97 pro forma book value per share).  Alternatively, in addition to the above, if the 2,000,000 New Sponsor Warrants and 2,295,500 warrants issued to public shareholders as a portion of the Post-Merger Dividend are exercised for cash proceeds of approximately $40.3 million, the implied share value to holders of FlatWorld Ordinary Shares would be $10.26 per share.  In each case, FlatWorld’s board of directors believes the implied share values represent fair value as such share values are in excess of the Share Purchase Price of $10.18.

The board of directors recognized that projections by their very nature may change in material elements and that they are merely a good faith estimate of how the business may perform in the future based upon a series of assumptions. In reviewing these materials, FlatWorld’s board of directors took into account that (i) the information did not represent any actual assets held or borrowings made by Orchid Island beyond Orchid Island’s existing portfolio, (ii) the risk that the assumed portfolio used in preparing the projected pro forma financials will not be available for purchase upon consummation of the Merger at the assumed prices, (iii) borrowings may not be available on the assumed terms, (iv) the returns from the portfolio are based on a number of assumptions such as yields and conditional prepayment rates and (v) actual results will be impacted by the risks inherent in any mortgage-backed securities portfolio. For the foregoing reasons, investors are therefore cautioned that they should not rely on the projected pro forma financial information provided below since such information may not accurately reflect Orchid Island’s business (notwithstanding that they were prepared in good faith).

The following table summarizes the substance of the projected financial information and pro forma allocation of capital by asset categories provided by Orchid Island and considered by the FlatWorld board of directors, as supplemented for presentation by Orchid Island on July 28, 2012.

	Year Ended December 31, 2011 (Adjusted)	Three Months Ended March 31, 2012 (Adjusted)	Pro Forma (Full Year) $22.6 million Proceeds (1)	Pro Forma (Full Year) $62.9 million Proceeds (2)

Interest income, pass-through sub-portfolio	$1,064,882	$530,379	$4,244,390	$9,407,279
Interest income, structured sub-portfolio	706,075	228,378	3,208,575	5,777,843
Interest expense	(96,223)	(50,667)	(986,671)	(2,314,419)
Net Interest Income	$1,674,734	$708,090	$6,466,294	$12,870,704
Gains/(losses) on mortgage-backed securities	(1,134,343)	99,326	—	—
Gains/(losses) on interest-rate hedges	(138,525)	(24,000)	—	—
Net portfolio income	$401,866	$783,416	$6,466,294	$12,870,704
Fair value adjustments for mortgage-backed securities (3)	1,544,171	(114,335)	—	—
Adjusted Net Portfolio Income	$1,946,037	$669,081	$6,466,294	$12,870,704
Total expense (4)	592,080	166,172	1,613,385	2,361,326
Adjusted Net Income Available for Distribution	$1,353,957	$502,909	$4,852,909	$10,509,378

Total Stockholder’s Equity	$13,779,632	$14,396,876	$37,046,586	$77,353,836
Average Stockholder’s Equity during the period	9,077,239	14,088,254	37,046,586	77,353,836
Return on Equity (Annualized) (5)	14.9%	14.3%	13.1%	13.6%

Ordinary Shares issued to Bimini Capital (upon conversion of Merger Consideration)			1,418,730	1,418,730
FlatWorld public Ordinary Shares outstanding			2,295,500	2,295,500
Ordinary Shares issued upon exercise of New Sponsor Warrants (6)			—	2,000,000
Ordinary Shares issued upon exercise of Warrant portion of Post-Merger Dividend (6)			—	2,295,500
Total Number of Ordinary Shares Outstanding			3,714,230	8,009,730

Dividend per Ordinary Share			$1.31	$1.31

Dividend Yield (7)			13.1%	13.6%

Implied Share Value:
Pro Forma Book Value per Ordinary Share (8)			$9.97	$9.66
Cash Portion of Post-Merger Dividend per Ordinary Share (9)			0.44	0.44
Warrant Portion of Post-Merger Dividend per Ordinary Share (9)			0.47	0.16
Implied Share Value to FlatWorld Ordinary Shareholders			$10.88	$10.26

Mortgage Pass-through Securities	$46,640,037	$77,231,534	$166,783,638	$365,474,887
Structured Mortgage-backed Securities	9,361,547	7,937,643	19,292,010	38,134,895
Total MBS Assets	$56,001,584	$85,169,177	$186,075,648	$403,609,782

Repurchase Agreements	$44,325,000	$73,988,456	$158,369,951	$347,118,051
Leverage Ratio (10)	3.22x	5.14x	4.27x	4.49x

________________

(1) This case assumes that (i) no Ordinary Shares of FlatWorld are tendered, (ii) approximately $22.6 million of proceeds from the Merger is available to Orchid Island for a full year; and (iii) at the closing of the Merger, Orchid Island has Total Stockholder’s Equity of $14,446,800.

(2) This case assumes that (i) no Ordinary Shares of FlatWorld are tendered, (ii) approximately $22.6 million of proceeds from the Merger is available to Orchid Island for a full year, (iii) 2,000,000 New Sponsor Warrants and 2,295,500 Warrants issued to public shareholders as a portion of the Post-Merger Dividend are exercised for cash proceeds of approximately $40.3 million, with such proceeds available to Orchid Island for a full year, (iv) the 2,000,000 Insider Warrants and the 2,295,500 public Warrants are not exercised; and (v) at the closing of the Merger, Orchid Island has Total Stockholder’s Equity of $14,446,800.

(3) Represents adjustments to net portfolio income in the Year Ended December 31, 2011 (adjusted) and Three Months Ended March 31, 2012 (adjusted) columns to exclude the gains  (losses) from fair value adjustments on Orchid Island’s MBS portfolio  of $(1,544,171) for the year ended December 31, 2011and $114,335 for the three months ended March 31, 2012, which are included, along with realized gains of $409,828 for the year ended December 31, 2011 and realized losses of $15,009 for the three months ended March 31, 2012, in the caption gains (losses) on mortgaged-backed securities of $(1,134,343) and $99,326 for these periods. The fair value adjustments to the MBS portfolio is a non-cash item calculated by comparing the estimated fair values of the individual securities at the beginning and end of the period.  Net portfolio income is adjusted for this non-cash item to arrive at Adjusted Net Portfolio Income.  Gains and losses for fair value adjustments to Orchid Island’s MBS portfolio were not included in the projected columns as no assumption has been made about the changing values of the securities in this projected financial information.

(4) General and administrative expense for the Year Ended December 31, 2011 is adjusted for approximately $1 million of non-recurring expense incurred during Orchid Island’s pursuit of a public offering in 2011. Further, general and administrative expense in the pro forma periods include incremental public company costs such as independent board of directors’ compensation , directors & officers liability insurance and additional accounting and legal expenses.

(5) Return on Equity (Annualized) is the ratio of Adjusted Net Income Available for Distribution (annualized for the three months ended March 31, 2012) and the Average Stockholder’s Equity during the period. Pro Forma presentations assume that the proceeds from the Merger of approximately $22.6 million, and from the exercise of Warrants of approximately $40.3 million, are available for the full year.

(6) Although 2,000,000 New Sponsor Warrants and up to 2,295,500 Warrants to be issued as a portion of the Post-Merger Dividend are in-the-money, they are included in the share count only in the pro forma presentation where such Warrants are exercised for cash proceeds of approximately $40.3 million.

(7) Dividend Yield is calculated by dividing Dividend per Ordinary Share by Pro Forma Book Value per Ordinary Share.

(8) Pro Forma Book Value per Ordinary Share is the ratio of the Total Stockholder’s Equity and the Total Number of Ordinary Shares Outstanding.

(9) FlatWorld intends to declare the Post-Merger Dividend to all holders of Ordinary Shares following the consummation of the Merger, consisting of, for each Ordinary Share, (i) cash in an amount equal to the quotient of (x) $1,000,000, divided by (y) the number of Ordinary Shares outstanding immediately following the closing of the transaction contemplated by the FWAC Holdings Share Repurchase Agreement, and (ii) one newly-issued Warrant to purchase one Ordinary Share at an exercise price of $9.50. If no Ordinary Shares are tendered, the cash portion of the Post-Merger Dividend would be equal to $0.44 per share. The value of the Warrant issued as a portion of the Post-Merger Dividend assumes only the intrinsic value of the Warrant (and includes no option value), and is calculated by subtracting its exercise price of $9.50 per share from the Pro Forma Book Value per Ordinary Share.

(10) Leverage Ratio is the ratio of the Repurchase Agreements and the Total Stockholder’s Equity.

FlatWorld’s Board of Directors’ Reasons for the Approval of the Transaction

FlatWorld’s board of directors has unanimously (i) approved our making the Offer, (ii) declared the advisability of the Merger and approved the Agreement and Plan of Reorganization and the transactions contemplated by the Agreement and Plan of Reorganization, and (iii) determined that the Merger is in the best interests of the shareholders of FlatWorld and if consummated would constitute our initial business transaction pursuant to our Charter.

FlatWorld’s board of directors considered a wide variety of factors in connection with its evaluation of the Transaction. In light of the complexity of those factors, its board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. Individual members of FlatWorld’s board of directors may have given different weight to different factors.

FlatWorld’s board of directors considered the Orchid Island Agency-guaranteed mortgage portfolio, past performance of its mortgage portfolio, its applied leverage, counter-party risks associated with repurchase agreements, potential for risk-adjusted total returns to investors, including capital appreciation and the payment of regular quarterly dividends, its investment strategy of allocating capital between traditional pass-through Agency RMBS and structured Agency RMBS, experienced management team and the various risks discussed in the section entitled “Risk Factors,” in reaching its determination that the Transaction is in the best interests of FlatWorld’s shareholders and to approve the Transaction.

In considering the Transaction, FlatWorld’s board of directors gave consideration to the following positive factors (although not weighted or in any order of significance):

•     Risk Management Capabilities. Owing to its ability to allocate capital between pass-through and structured Agency RMBS, Orchid Island seeks to maximize its risk-adjusted returns by investing exclusively in Agency RMBS, which have limited credit risk due to the guarantee of principal and interest payments on such securities by Fannie Mae, Freddie Mac or Ginnie Mae. Orchid Island’s manager following the consummation of the Merger, Bimini Advisors, will allocate capital between pass-through Agency RMBS and structured Agency RMBS. Orchid Island’s investment strategy allows it to seek to maintain stability of the value of the combined portfolios owing to the fact that pass-through RMBS and certain structured Agency RMBS, particularly interest-only securities, typically, but not always, exhibit different sensitivities to movements in interest rates. The strategy is intended to reduce book value volatility over the traditional hedged pass-through only strategy.  FlatWorld’s board of directors believes this strategy will enhance Orchid Island’s book value stability in the future and provide Orchid Island with a competitive advantage over other REITs that invest in only pass-through Agency RMBS. Orchid Island’s investment and capital allocation strategies provides the opportunity, by moving capital between the pass-through Agency RMBS sub-portfolio and the structured Agency RMBS sub-portfolio, to reduce its exposure to excess margin calls on its pass-through Agency RMBS portfolio during high prepayment periods, or to attempt to capture relative value opportunities as the respective assets increase or decrease in value relative to one another as interest rates move up or down.

•      Ability to Allocate Capital between Pass-Through and Structured Agency RMBS.  Orchid Island’s manager will allocate capital between pass-through Agency RMBS and structured Agency RMBS. Orchid Island’s investment strategy allows it to seek to maintain the level of income generated by the combined portfolios, the stability of that income stream and the stability of the value of the combined portfolios. FlatWorld’s board of directors believes this strategy will enhance Orchid Island’s earnings, liquidity and asset selection opportunities in various interest rate environments and provide Orchid Island with a competitive advantage over other REITs that invest in only pass-through Agency RMBS. This is because, among other reasons, Orchid Island’s investment and capital allocation strategies will allow it to move capital out of pass-through Agency RMBS and into structured Agency RMBS, or vice versa, to capture relative value opportunities as certain securities richen or cheapen owing to movements in interest rates.  Since pass-through RMBS and interest only RMBS securities typically, but not always, exhibit different sensitivity to movements in interest rates, such securities will exhibit different price movements as rates move, and Orchid’s strategy provides the opportunity to take advantage of such relative price movements.

•      Experienced RMBS Investment Team.  Mr. Cauley, Orchid Island’s Chief Executive Officer and co-founder of Bimini Capital, and Mr. Haas, its Chief Investment Officer, have 18 and 10 years of experience, respectively, in analyzing, trading and investing in Agency RMBS. Additionally, Messrs. Cauley and Haas each have over seven years of experience managing Bimini Capital, which is a publicly-traded REIT that has invested in Agency RMBS since its inception in 2003. Messrs. Cauley and Haas managed Bimini Capital through the recent housing market collapse and the related adverse effects on the banking and financial system, repositioning Bimini Capital’s portfolio in response to adverse market conditions. FlatWorld’s board of directors believes this experience will enhance their ability to recognize portfolio risk in advance, hedge such risk appropriately and manage liquidity and borrowing risks during adverse market conditions. FlatWorld’s board of directors also believes that Messrs. Cauley’s and Haas’s experience will provide Orchid Island with a competitive advantage over other management teams that may not have experience managing a publicly-traded mortgage REIT or managing a business similar to Orchid Island during various interest rate and credit cycles, including the recent housing market collapse.

•      Clean Balance Sheet with an Implemented Investment Strategy.  Orchid Island intends to build on its existing investment portfolio. As of March 31, 2012, its Agency RMBS portfolio had a fair value of approximately $85.2 million and was comprised of approximately 90.7% pass-through Agency RMBS and 9.3% structured Agency RMBS. Orchid Island’s net asset value as of March 31, 2012 was approximately $14.4 million. Messrs. Cauley and Haas have managed Orchid Island’s portfolio since inception by utilizing the same investment strategy that we expect its manager and its experienced RMBS investment team to continue to employ after the consummation of the Merger.

•      Alignment of Interests.   Bimini Capital will own 141,873 Preferred Shares, convertible on a 1 for 10 basis into an aggregate of 1,418,730 of Ordinary Shares, representing between approximately 38.2% of the voting power of FlatWorld, in the event no Ordinary Shares are validly tendered in the Offer, and approximately 49.1% of the voting power of FlatWorld, in the event 825,000 Ordinary Shares are validly tendered and not properly withdrawn, and are accepted in the Offer.  We believe that Bimini Capital’s ownership of FlatWorld’s Ordinary Shares will align Bimini Capital’s interests with our interests as Bimini Capital will directly benefit from equity returns generated by the success of Bimini Advisors, a 90%-owned subsidiary of Bimini Capital, in managing our investment portfolio post-merger.

In addition, FlatWorld’s board of directors also gave consideration to the following negative factors (although not weighted or in any order of significance):

•     Potential for Adverse Developments in the Broader Residential Mortgage Market.  The residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions, including defaults, credit losses and liquidity concerns. In addition, certain commercial banks, investment banks and insurance companies have announced extensive losses from exposure to the residential mortgage market. These factors have impacted investor perception of the risk associated with some real estate-related assets, including Agency RMBS.As a result, values for various RMBS, including some Agency RMBS and other AAA-rated RMBS assets, have been negatively impacted at various times in recent years. Future volatility and deterioration in the broader residential mortgage and RMBS markets may adversely affect the performance and market value of the Agency RMBS in which Orchid Island invests.

•     Changes and Uncertainty in Regulatory Environment.   The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. Government, may adversely affect Orchid Island’s mortgage portfolio. Any law affecting these GSEs may create market uncertainty and have the effect of reducing the actual or perceived credit quality of securities issued or guaranteed by Fannie Mae or Freddie Mac.  As a result, such laws could adversely impact the market for such securities and the spreads at which they trade.

•     Conflict of Interest with Bimini Advisors.  The management agreement between Orchid Island and Bimini Advisors was not negotiated on an arm’s-length basis and the terms, including fees payable and Orchid Island’s inability to terminate, or its election not to renew, the management agreement based on Bimini Advisor’s poor performance without paying Bimini Advisors a significant termination fee, may not be as favorable to Orchid Island as if it were negotiated with an unaffiliated third party.

•     Legal Proceedings Involving Bimini Capital.  Bimini Capital and its subsidiaries are currently defending themselves in a number of ongoing legal proceedings and could be subject to further legal proceedings in the future. Most of these legal proceedings arose out of the mortgage-related operations of Bimini Capital’s mortgage origination subsidiary that discontinued operations in 2007. Because all of the officers of Orchid Island’s manager following the consummation of the Merger are also officers of Bimini Capital, any legal proceedings or regulatory inquiries involving Bimini Capital and its subsidiaries, whether meritorious or not, may divert the time and attention of Orchid Island’s manager from Orchid Island and its investment strategy and may negatively affect

Orchid Island’s reputation, business operations, financial condition and ability to pay distributions to its stockholders.

Interest of FlatWorld Shareholders in the Transaction

Upon consummation of the Merger and issuance and conversion of the Merger Consideration to 1,418,730 Ordinary Shares, holders of FlatWorld’s Ordinary Shares prior to the Merger will own approximately between 61.8% of the Ordinary Shares outstanding following consummation of the Merger in the event no Ordinary Shares are tendered in the Offer, and approximately 50.9% of the Ordinary Shares outstanding following consummation of the Merger  in the event 825,000 Ordinary Shares are accepted in the Offer.   See “Beneficial Ownership of FlatWorld Securities.”

Certain Benefits of FlatWorld’s Directors and Officers and Others in the Transaction

FlatWorld’s directors and officers have interests in the Transaction that are different from, or in addition to, your interests as a shareholder. These interests include, among other things:

•      At the Effective Time of the Merger, FWAC Holdings, an affiliate of the current directors and executive officers of FlatWorld, will sell to FlatWorld its 573,875 Ordinary Shares for consideration of (i) $1,154,281 and (ii) New Sponsor Warrants to purchase 2,000,000 Ordinary Shares at an exercise price of $9.25 per share.

•      FWC Advisors will receive, pursuant to the Operating Agreement of Bimini Advisors, Class B membership interests of Bimini Advisors, such that FWC Advisors will own 10% of the membership interests of Bimini Advisors and, as a result of such ownership, will be entitled to an allocable portion of the management fee and termination fee (if any) payable by FlatWorld to Bimini Advisors pursuant to the Management Agreement.

•      The Agreement and Plan of Reorganization provides for the continued indemnification of the current directors and officers of FlatWorld, all of whom will resign immediately prior to the Effective Time and the continuation of directors’ and officers’ liability insurance following the consummation of the Transaction.

•      If FlatWorld liquidates in the event it is unable to consummate a business transaction, our Sponsor’s shareholders may be liable to pay debts and obligations to vendors in the event such vendors have not waived claims brought against the Trust Account.

•      Our Sponsor owns 573,875 Ordinary Shares, which it acquired for $25,000 and which have an aggregate value of $5,790,399 based on the closing price of the Ordinary Shares on the OTCBB of $10.09 as of August 17, 2012.  It has waived its right to receive distributions with respect to such shares upon FlatWorld’s liquidation, which will occur if FlatWorld is unable to consummate the Merger by September 9, 2012. Accordingly, the Sponsor’s Ordinary Shares will be worthless if FlatWorld is forced to liquidate.

•      Our Sponsor owns 2,000,000 Insider Warrants, which it acquired for $1,500,000 and which have an aggregate value of $600,000 based the closing price of the Warrants on the OTCBB of $0.30 as of August 17, 2012.  In the event of FlatWorld’s liquidation, the Insider Warrants will expire worthless.

•      Each of our directors and officers will be reimbursed from our funds held outside of the Trust Account for out-of-pocket expenses incurred by him in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business transactions; provided, however, in the event we liquidate and such expenses are in excess of our funds held outside of the Trust Account, such excess expenses will not be paid.  In the event we consummate the Merger, all such expenses will be paid by us in full.

•      If FlatWorld liquidates because it is unable to consummate a business transaction and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, shareholders of our Sponsor have agreed that they will be liable to FlatWorld, pro rata based on their indirect beneficial ownership in FlatWorld prior to our IPO, to advance FlatWorld the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the Trust Account to shareholders of FlatWorld (anticipated to be no more than approximately $20,000) and have agreed not to seek repayment for such expenses.

Accounting Treatment

The Merger will be accounted for as a recapitalization by Orchid Island of FlatWorld as Orchid Island was determined to be the accounting acquirer.  FlatWorld’s Management has concluded that Orchid Island is the accounting acquirer based on its evaluation of the facts and circumstances of the Merger.  In summary, Orchid Island is the larger of the two entities and will be the operating company within the combining companies. Directors designated by Orchid Island will hold all of the seats on FlatWorld’s board of directors. Officers designated by Orchid Island will serve as the senior management of FlatWorld and Orchid Island. Although a larger portion of the voting rights in the combined entity is likely to be held by the pre-Merger FlatWorld shareholders, this was not considered determinative, as all other important elements considered in determining which party has control, including board of directors representation and management continuity, were not aligned with this voting interest. Additionally, the FlatWorld shareholders are expected to represent a diverse group of shareholders at completion of the Merger and we are not aware of any voting or other agreements that suggest that they can act as one party.

On a going forward basis, the presence of Warrants held by both the Sponsor and the existing shareholders of FlatWorld are potentially dilutive of ownership by Bimini Capital, the parent of the manager of Orchid Island.  The fact that many of such Warrants will be “in the money” at consummation of the Merger may lead to a concentration of ownership in the hands of an entity other than Bimini Capital, and such ownership concentration could be in excess of Bimini Capital’s initial ownership percentage, which will also be diluted by the exercise of the Warrants.  However, there are several structural features of the transaction specifically designed to prevent such concentrations of ownership from arising should the Warrants be exercised.  First, each of the 2,000,000 New Sponsor Warrants being issued to the Sponsor as partial consideration for the repurchase of the Sponsor’s Ordinary Shares, as well as the up to 2,295,500 Warrants to be issued to the existing public shareholders of FlatWorld in the Post-Merger Dividend, contain exercise provisions whereby FlatWorld has the right, but not the obligation, to cause the exercising party to receive cash equal to the difference between the then fair market value of the stock and the exercise price.  This will allow FlatWorld to prevent ownership concentrations from developing.  In addition, none of those Warrants will be exercisable to the extent that as a result of exercise, any person or entity would own, beneficially or constructively, more than 9.8% of any class or series of FlatWorld’s shares.  Second, under the terms of the Amended and Restated Registration Rights Agreement between FlatWorld and the Sponsor, the Sponsor is required to vote any shares acquired through exercise of its Warrants in favor of FlatWorld’s reincorporation in Maryland and election of REIT status in a duly convened meeting of FlatWorld’s shareholders scheduled for a time and date between the Effective Date and December 31, 2012, assuming the Sponsor exercises any Warrants prior to such shareholder vote.  The Sponsor is also required, in accordance with the terms of the Amended and Restated Registration Rights Agreement, to vote in favor of FlatWorld’s or Bimini Capital’s (if any) board of director nominees at the first three annual meetings if such directors are nominated for re-election.  With respect to the Warrants held by the public shareholders acquired prior to the Effective Date, such potential shareholders are expected to represent a diverse group of shareholders at completion of the Merger and FlatWorld is not aware of any voting or other agreements that suggest that they can act as one party.  In addition, effective as of the date FlatWorld is treated as a REIT (anticipated to be January 1, 2013), no person or entity will be able to acquire shares (including as a result of the exercise of a option, such as the Warrants) if the acquisition would result in the person or entity beneficially or constructively owning more than a specified percentage (which will not exceed 9.8%) of any class or series of FlatWorld’s shares.

THE AGREEMENT AND PLAN OF REORGANIZATION

This section of this Offer to Purchase describes the material provisions of the Agreement and Plan of Reorganization but does not purport to describe all of the terms of the Agreement and Plan of Reorganization. The following summary is qualified in its entirety by reference to the complete text of the Agreement and Plan of Reorganization, a copy of which is annexed hereto as Annex I, which is incorporated herein by reference. Shareholders and other interested parties are urged to read the Agreement and Plan of Reorganization, a copy of which is attached as Annex I hereto, in its entirety because it is the primary legal document that governs the Merger. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Agreement and Plan of Reorganization.

The Agreement and Plan of Reorganization has been included to provide information regarding the terms of the Merger. Except for its status as the contractual document that establishes and governs the legal relations among FlatWorld, FWAC Holdings, Merger Sub, Orchid Island, Bimini Capital and Bimini Advisors with respect to the Merger, the Agreement and Plan of Reorganization is not intended to be a source of factual, business or operational information about the parties.

 The Agreement and Plan of Reorganization contains representations, warranties and covenants that the respective parties made to each other as of the date of the Agreement and Plan of Reorganization or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Agreement and Plan of Reorganization. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Agreement and Plan of Reorganization and subsequent developments or new information qualifying a representation or warranty to the extent material to an investment decision have been included in this Offer to Purchase. The representations, warranties and covenants in the Agreement and Plan of Reorganization are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. FlatWorld and Orchid Island do not believe that these schedules contain information that is material to an investment decision.

Structure of the Transaction; Consideration to be Paid

As part of the Transaction and pursuant to the Agreement and Plan of Reorganization, FlatWorld, Merger Sub, Orchid Island, Bimini Advisors, Bimini Capital and FWAC Holdings intend to effect the merger of Orchid Island with and into Merger Sub, with Merger Sub continuing as the surviving entity and as a wholly-owned subsidiary of FlatWorld. Immediately following the consummation of the Merger, FlatWorld will change its name to “Orchid Island Holding, Inc.” and Merger Sub will change its name to “Orchid Island Capital LLC.”   As a result, the entire issued and outstanding equity interests of Orchid Island will be converted into the right to receive the Merger Consideration, subject to certain terms and conditions set forth in the Agreement and Plan of Reorganization.  The material aspects of the structure of the Transaction and the Merger Consideration are as follows:

•      Bimini Capital, the sole stockholder and owner of all of the ownership interests of Orchid Island, in accordance with the terms and conditions of the Agreement and Plan of Reorganization, will receive, at the Effective Time, the Merger Consideration as more fully described below.

•      Bimini Capital will contribute to FlatWorld $1,754,281 in cash.

•      A portion of the Merger Consideration, 14,187 Preferred Shares (to be used as recourse for indemnity obligations and any adjustment to the Merger Consideration) (the “Claim Shares”), will be deposited in escrow and subject to an escrow agreement to be entered into at the closing of the Merger.

•      Pursuant to the FWAC Holdings Share Repurchase Agreement, FlatWorld will repurchase from FWAC Holdings all 573,875 Ordinary Shares held by FWAC Holdings for the following consideration: (i) aggregate cash consideration of $1,154,281and (ii) New Sponsor Warrants to purchase 2,000,000 Ordinary Share at an exercise price of $9.25 per share.

•      FWC Advisors will receive, pursuant to the Operating Agreement of Bimini Advisors, Class B membership interests of Bimini Advisors, such that FWC Advisors will own 10% of the membership interests of Bimini Advisors and as a result of such ownership, will be entitled to an allocable portion of the management fee and termination fee (if any) payable by FlatWorld to Bimini Advisors under the Management Agreement.

•      The Merger is conditioned upon FlatWorld having completed the Offer pursuant to the terms of the Agreement and Plan of Reorganization. Through the Offer, shareholders of FlatWorld will be provided with the opportunity to redeem their Ordinary Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and interest earned on funds held in the Trust Account. The obligation of FlatWorld to purchase Ordinary Shares validly tendered and not properly withdrawn pursuant to the Offer will be subject to, among others, the condition that no more than 825,000 Ordinary Shares have been validly tendered and not properly withdrawn pursuant to and prior to the expiration of the Offer.

•      At the Effective Time, Orchid Island will be merged with and into Merger Sub by the filing of articles of merger with the State of Maryland State Department of Assessments and Taxation. Upon the consummation of the Merger, the separate existence of Orchid Island shall cease and Merger Sub, as the surviving company in the Merger, shall continue its corporate existence under the laws of the State of Maryland as a wholly-owned subsidiary of FlatWorld.  Immediately following the consummation of the Merger, FlatWorld will change its name to “Orchid Island Holding, Inc.” and Merger Sub will change its name to “Orchid Island Capital LLC.”

At the closing of the Merger, and subject to certain adjustments set forth in the Agreement and Plan of Reorganization including, without limitation, the adjustment described below, in exchange for all of the issued and outstanding common stock of Orchid Island, Bimini Capital will receive 141,873 Preferred Shares, convertible on a 1 for 10 basis into an aggregate of 1,418,730 Ordinary Shares.  If the total stockholders’ equity of Orchid Island immediately prior to the Effective Time (based on the Final Closing Date Company Stockholder’s Equity Calculation as defined in the Agreement and Plan of Reorganization) is less than $14,446,800, then the Merger Consideration shall be reduced following the Closing Date by a number of Preferred Shares equal to the quotient of: (i) the difference of  (x) $14,446,800, less (y) the total stockholders’ equity of Orchid Island immediately prior to the Effective Time, divided by (ii) $101.829.  Alternatively, if the total stockholders’ equity of Orchid Island immediately prior to the Effective Time (based on the Final Closing Date Company Stockholder’s Equity Calculation as defined in the Agreement and Plan of Reorganization) is greater than $14,446,800, then the Merger Consideration shall be increased following the Closing Date by a number of Preferred Shares equal to the quotient of: (i) the difference of (x) the total stockholders’ equity of Orchid Island immediately prior to the Effective Time, less (y) $14,446,800, divided by (ii) $101.829.  The total stockholders’ equity of Orchid Island immediately prior to the Effective Time shall be the total stockholders’ equity reflected in the Closing Date Balance Sheet prepared by FlatWorld using the valuation methodology set forth in Appendix 1 of the Agreement and Plan of Reorganization (with respect to the Orchid Island’s securities portfolio), in accordance with GAAP.

In accordance with the terms of our Charter, FlatWorld may proceed with the Transaction without a shareholder vote if its shareholders are provided the opportunity to exercise their redemption rights as provided in our Charter.  In accordance with the terms of the Offer, FlatWorld may proceed with the Merger provided no more than 825,000 Ordinary Shares shall have been validly tendered and not properly withdrawn pursuant to and prior to the expiration of the Offer.

As the Claim Shares will be deposited in escrow (to be used as recourse for indemnity obligations and any adjustment to the Merger Consideration), at the closing of the Merger, FlatWorld, the Sponsor, Bimini Capital, Orchid Island and Continental Stock Transfer & Trust Company (the “Escrow Agent”) will enter into an Escrow Agreement, in the form and substance reasonably satisfactory to the parties (the “Escrow Agreement”) and the certificates for the Claim Shares will be deposited with the Escrow Agent and, subject to any adjustment to the Merger Consideration or any indemnification claims, will be released one month after the audited financial statements of FlatWorld for fiscal year 2012 have been completed.

FWAC Holdings Share Repurchase Agreement

Pursuant to the FWAC Holdings Share Repurchase Agreement, in the event of the consummation of the Merger, FlatWorld will repurchase from FWAC Holdings all 573,875 Ordinary Shares held by FWAC Holdings for the following consideration: (i) an aggregate cash consideration of $1,154,281 and (ii) 2,000,000 New Sponsor Warrants to purchase Ordinary Shares at an exercise price of $9.25 per share. The closing of the transaction contemplated by the FWAC Holdings Share Repurchase Agreement is expected to occur 11 business days following the Expiration Date.  See “Related Agreements – FWAC Holdings Share Repurchase Agreement,” “— Amended and Restated Registration Rights Agreement” and “Description of Securities – Warrants – Sponsor Warrants.”

Bimini Advisors Operating Agreement

Additionally, FWC Advisors will receive, pursuant to the Operating Agreement of Bimini Advisors, Class B membership interests of Bimini Advisors, such that FWC Advisors will own 10% of the membership interests of Bimini Advisors and, as a result of such ownership, will be entitled to an allocable portion of the management fee and termination fee (if any) payable by FlatWorld to Bimini Advisors under the Management Agreement.

Post-Merger Dividend

FlatWorld intends to take all necessary action to (a) declare the Post-Merger Dividend to all holders of Ordinary Shares, consisting of, for each Ordinary Share, (i) cash in an amount equal to the quotient of (x) $1,000,000 divided by (y) the number of Ordinary Shares outstanding immediately following the closing of the transactions contemplated by the FWAC Holdings Share Repurchase Agreement (estimated to be between $0.44 per share and $0.68 per share), and (ii) one newly-issued Warrant to purchase one Ordinary Share at an exercise price of $9.50, with such additional terms and conditions as set forth in the Warrant Agreement to be entered into between FlatWorld and Continental Stock Transfer & Trust Company, and (b) ensure the registration or exemption from registration under the Securities Act of the foregoing Warrants and the

Ordinary Shares issuable upon exercise thereof.  The record date to be established by the board of directors of FlatWorld applicable to such Post-Merger Dividend (the “Record Date”) shall be a date no later than 12 business days following the Closing Date and, (i) with respect to the cash portion of the dividend, the payment date shall be the date that is three business days following the Record Date and (ii) with respect to the warrant portion of the dividend, the payment date shall be the date that is three business days following the date of the effectiveness of FlatWorld’s registration statement registering the foregoing Warrants and Ordinary Shares issuable upon exercise thereof under the Securities Act; provided, however, that FlatWorld shall request acceleration of such effectiveness promptly upon having been advised by the SEC that it has no further comment to such registration statement.

Closing of the Transaction

The Transaction is expected to be consummated promptly following the satisfaction or waiver of the conditions described below under the subsection entitled “Conditions to the Closing of the Transaction,” unless FlatWorld and Orchid Island agree in writing to hold the closing at another time but in no event will such time be later than three days following satisfaction of all conditions to the Merger.

Conditions to the Closing of the Transaction

The obligations of the parties to the Agreement and Plan of Reorganization to consummate the Merger are subject to the satisfaction (or waiver by each other party) of the following specified conditions set forth in the Agreement and Plan of Reorganization before consummation of the Transaction. Unless otherwise defined herein, the capitalized terms used below are defined in the Agreement and Plan of Reorganization, which is attached to this Offer to Purchase as Annex I.

FlatWorld’s, Merger Sub’s, and Orchid Island’s obligations to consummate the Merger are contingent on the following:

•      The Offer shall have been conducted and no more than 825,000 of the Ordinary Shares issued in our IPO shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer.

•      The applicable waiting period (and any extension thereof) under any antitrust laws, if any, shall have expired or been terminated.

•      All authorizations, approvals and permits required to be obtained from, or made with, any governmental authority or other regulatory agency in order to consummate, and all material consents from third parties required in connection with, the transactions contemplated by the Agreement and Plan of Reorganization, shall have been obtained or made.

•      No governmental authority or regulatory agency shall have enacted, issued, promulgated, enforced (or threatened to enforce) or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and has the effect of making the Transaction illegal or otherwise preventing or prohibiting consummation of the Transaction.

•      The requisite consents or regulatory approvals shall not have included or contained, or resulted in the imposition of, any burdensome condition on FlatWorld or Orchid Island.

•      There shall be no pending action against any party or any affiliate, or any of their respective properties or assets, or any officer, director, partner, general partner, member or manager, in his or her capacity as such, of any party or any of their affiliates, with respect to the consummation of the Transaction or the transactions contemplated thereby which could reasonably be expected to have a material adverse effect.

•      The board of directors, the board of managers and the officers of FlatWorld and Orchid Island upon the consummation of the Merger shall be constituted as set forth in the Agreement and Plan of Reorganization.

•      The Ordinary Shares, the Units and the Warrants shall be quoted on the OTC Bulletin Board.

•      FlatWorld shall have amended its Charter pursuant to the Act to reflect a new corporate name not using the term “FlatWorld.”

FlatWorld’s and Merger Sub’s obligations to consummate the Merger is contingent on the following:

•      Each of the representations and warranties of Orchid Island and Bimini Capital that are qualified by materiality or material adverse effect shall be true and correct as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date).

•      Orchid Island and Bimini Capital shall have performed, in all material respects, all of its obligations and complied with, in all material respects, all of its agreements and covenants to be performed or complied with by it under the Agreement and Plan of Reorganization at or prior to the Effective Time.

•      Orchid Island shall have delivered to FlatWorld the officer’s and secretary’s certificates required under the Agreement and Plan of Reorganization.

•      No Material Adverse Effect (as defined under “— Materiality and Material Adverse Effect” below) shall have occurred with respect to Orchid Island’s business since the date of the Agreement and Plan of Reorganization.

•      Our Sponsor shall have received the Lock-Up Agreement called for in the Agreement and Plan of Reorganization duly executed by Bimini Capital.

•      FlatWorld shall have received from Orchid Island the Closing Company Financials.

•      FlatWorld shall have received the Bimini Advisors Operating Agreement, duly executed by Bimini Advisors.

•      FlatWorld shall have received the Management Agreement by and between FlatWorld and Bimini Advisors, duly executed by Bimini Advisors.

•      FlatWorld shall have received the Investment Allocation Agreement by and among FlatWorld, Bimini Capital and Bimini Advisors, duly executed by Bimini Capital and Bimini Advisors.

•      The director and officer tail insurance coverage set forth in the Agreement and Plan of Reorganization shall have been obtained with a reputable insurance company and such policy shall be in full force and effect.

•      FlatWorld shall have received the termination agreement, duly executed by Orchid Island and Bimini Advisors , Inc., terminating the Existing Bimini Management Agreement and the Existing Bimini Management Agreement shall no longer be in full force and effect.

•      FlatWorld shall have received $1,754,281 by wire transfer.

Orchid Island’s obligation to consummate the Merger is contingent on the following:

•      Each of the representations and warranties of FlatWorld and Merger Sub that are qualified by materiality or material adverse effect shall be true and correct as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date).

•     Each of FlatWorld and Merger Sub shall have performed, in all material respects, its obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by it under the Agreement and Plan of Reorganization at or prior to the Effective Time of the Transaction, including, without limitation, the resignation from the board of directors of FlatWorld of those persons currently on the board of directors who are not named as directors following the Effective Time.

•      FlatWorld shall have delivered to Orchid Island the officer’s and secretary’s certificates required under the Agreement and Plan of Reorganization.

•      No Material Adverse Effect (as defined under “— Materiality and Material Adverse Effect” below) shall have occurred with respect to FlatWorld’s business since the date of the Agreement and Plan of Reorganization.

•      FlatWorld shall have executed the Registration Rights Agreement granting demand and “piggy-back” registration rights to Bimini Capital for the Preferred Shares (and the Ordinary Shares into which they are convertible) received as the Merger Consideration.

•      Bimini Capital shall have received a properly completed IRS Form 8875 signed by FlatWorld electing to treat FlatWorld as a “taxable REIT subsidiary” of Bimini Capital within the meaning of Section 856(l) of the Code.

•      Bimini Capital shall have received the Bimini Advisors Operating Agreement, duly executed by FWC Advisors LLC.

•      Bimini Capital shall have received the Management Agreement by and between FlatWorld and Bimini Advisors, duly executed by FlatWorld.

•      Bimini Capital shall have received the Investment Allocation Agreement by and among FlatWorld, Bimini Capital and Bimini Advisors, duly executed by FlatWorld.

Termination

The Agreement and Plan of Reorganization may be terminated and the Transaction and the other transactions contemplated by the Agreement and Plan of Reorganization may be abandoned at any time, but not later than the Effective Time, as follows:

•      by mutual written consent of each of Orchid Island and FlatWorld, as duly authorized by their respective board of directors;

•      by written notice by either FlatWorld or Orchid Island if certain mutual closing conditions set forth in the Agreement and Plan of Reorganization have not been satisfied by Orchid Island or FlatWorld, as the case may be (or waived by FlatWorld or Orchid Island as the case may be) by September 9, 2012; provided, however, such date shall be extended through December 9, 2012 in the event FlatWorld is able to obtain shareholder approval to extend the corporate existence of FlatWorld.  Notwithstanding the foregoing, the right to terminate shall not be available to FlatWorld or Orchid Island if the failure by FlatWorld or Merger Sub, on one hand, or Orchid Island, Bimini Capital or Bimini Advisors, on the other hand, to fulfill any obligation under the Agreement and Plan of Reorganization has been the cause of, or resulted in, the failure of the Closing to occur on or before September 9, 2012 or December 9, 2012, as applicable;

•      by written notice by either FlatWorld or Orchid Island, if any governmental authority shall have enacted, issued, promulgated, enforced or entered any order or law that is, in each case, then in effect and is final and nonappealable and has the effect of permanently restraining, enjoining or otherwise preventing or prohibiting the transactions contemplated by the Agreement and Plan of Reorganization (including the Merger); provided, however, the right to terminate shall not be available to FlatWorld or Orchid Island if the failure by FlatWorld or Merger Sub, on one hand, or Orchid Island, Bimini Capital or Bimini Advisors, on the other hand, to fulfill any obligation under the Agreement and Plan of Reorganization has been the primary cause of, or resulted in, any such order or law to have been enacted, issued, promulgated, enforced or entered;

•      by written notice by FlatWorld, if (1) there has been a breach by Orchid Island, Bimini Advisors or Bimini Capital of any of their respective material representations, warranties, covenants or agreements contained in the Agreement and Plan of Reorganization, or if any material representation or warranty of Orchid Island or Bimini Capital shall have become untrue or inaccurate, and (2) the breach or inaccuracy is incapable of being cured prior to closing or is not cured within 20 days of notice of such breach or inaccuracy;

•      by written notice by Orchid Island, if (1) there has been a breach by FlatWorld or Merger Sub of any of their respective material representations, warranties, covenants or agreements contained in the Agreement and Plan of Reorganization, or if any material representation or warranty of FlatWorld or Merger Sub shall have become untrue or inaccurate and (2) the breach or inaccuracy is incapable of being cured prior to closing or is not cured within 20 days of notice of such breach or inaccuracy;

•      by written notice by FlatWorld if certain conditions to the obligations of FlatWorld and Merger Sub to close have not been satisfied by Orchid Island, Bimini Advisors or Bimini Capital (or waived by FlatWorld) by September 9, 2012; provided, however, such date shall be extended through December 9, 2012 in the event FlatWorld is able to obtain shareholder approval to extend its corporate existence; provided, further, that the right to terminate the Agreement and Plan of Reorganization shall not be available to FlatWorld if FlatWorld is in material breach of any representation, warranty or covenant contained in the Agreement and Plan of Reorganization and such breach has primarily caused such closing conditions not to be satisfied;

•      by written notice by Orchid Island if certain conditions to the obligations of Orchid Island to close have not been satisfied by FlatWorld (or waived by Orchid Island) by September 9, 2012; provided, however, such date shall be extended through December 9, 2012 in the event FlatWorld is able to obtain shareholder approval to extend its corporate existence; provided, further, the right to terminate the Agreement and Plan of Reorganization shall not be available to Orchid Island if Orchid Island, Bimini Capital and/or Bimini Advisors is in material breach of any representation, warranty or covenant contained in the Agreement and Plan of Reorganization and such breach has primarily caused such closing conditions not to be satisfied;

•      by FlatWorld upon written notice to Orchid Island with respect to a Superior Proposal, provided that FlatWorld shall have complied with the provisions of the Agreement and Plan of Reorganization setting forth the procedures for handling alternative acquisition proposals and paid to Bimini Capital by wire transfer (to such account(s) designated by Bimini Capital) an amount equal to Bimini Capital’s aggregate costs and expenses (including reasonable attorneys’ fees) accrued in preparing for, conducting and implementing the transactions contemplated by the Agreement and Plan of Reorganization; or

•      by Orchid Island upon written notice to FlatWorld with respect to a Superior Proposal provided that Orchid Island shall have complied with the provisions of the Agreement and Plan of Reorganization  setting forth the procedures for handling alternative acquisition proposals and paid to FlatWorld by wire transfer (to such account(s) designated by FlatWorld) an amount equal to FlatWorld’s aggregate costs and expenses (including reasonable attorneys’ fees) accrued in preparing for, conducting and implementing the transactions contemplated by the Agreement and Plan of Reorganization.

•      For purposes of the Agreement and Plan of Reorganization, a “Superior Proposal” means any bona fide written acquisition proposal (on its most recently amended or modified terms, if amended or modified) on terms which the board of directors of the recipient of the superior proposal has determined in its good faith judgment are more favorable to the stockholders or shareholders of such party if consummated in accordance with its terms from a financial point of view than the transactions contemplated by the Agreement and Plan of Reorganization, after consultation with its respective legal counsel and financial advisor and after taking into account all legal, financial (including the financing terms of such proposal), regulatory, conditions to consummation, timing and other aspects of such proposal and the Agreement and Plan of Reorganization (taking into account any modifications to the Agreement and Plan of Reorganization that the other party proposes to make), and taking into account the identity of the person making such acquisition proposal and the likelihood of consummation of such acquisition proposal.

Effect of Termination

In the event of proper termination by either FlatWorld or Orchid Island, the Agreement and Plan of Reorganization will become void and have no effect, without any liability or obligation on the part of FlatWorld or Orchid Island or their affiliates, officers, directors, partners, members, managers, employees or agents, except: (i) each party shall be responsible for its own fees and expenses incurred in connection with the Transaction (except as further described in the section “Fees and Expenses” below) and (ii) the confidentiality obligations of FlatWorld and Orchid Island under that certain Mutual Non-Disclosure Agreement, dated as of June 24, 2012 shall survive. No termination of the Agreement and Plan of Reorganization shall relieve any party from liability for any fraud or willful breach of the Agreement and Plan of Reorganization prior to termination.

Fees and Expenses

Except as otherwise set forth in the Agreement and Plan of Reorganization, all expenses (including, without limitation, each party’s respective legal, accounting and roadshow travel expenses) incurred in connection with the Agreement and Plan of Reorganization and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Merger or any other related transaction is consummated; provided, however, upon the consummation of the Merger, Bimini Capital will be responsible for any expenses incurred by Orchid Island in connection with the Merger, including, without limitation, any and all legal, accounting, roadshow travel, investment banking, finders or similar fees and expenses.  FWAC Holdings will be responsible for any expenses, costs, fees and obligations to third-parties, not otherwise the responsibility of Bimini Capital in the preceding sentence, incurred by FlatWorld or Merger Sub in connection with the Merger and the transactions contemplated by the Agreement and Plan of Reorganization, the IPO, or the pursuit of any other business transaction prior to the consummation of the Merger , payable or outstanding upon either the Closing or the termination of the Trust Account and at all times hereafter, in excess of $350,000; provided, however that the costs of the director and officer tail insurance coverage obtained prior to the Effective Time in accordance with the Agreement and Plan of Reorganization shall not be included in such $ 350,000 limitation amount.

Management of FlatWorld Following the Transaction

Pursuant to the Agreement and Plan of Reorganization, as designated by Bimini Capital, the board of directors of FlatWorld following the consummation of the Merger is expected to consist of Robert E. Cauley, G. Hunter Haas, IV, W. Coleman Bitting, John B. Van Heuvelen, Frank P. Filipps, and Ava L. Parker.  Robert E. Cauley is expected to initially serve as the chairman of the board of FlatWorld and the Manager of Orchid Island, until his resignation or removal.   In addition, following the completion of the Merger, the board of directors of FlatWorld shall establish such committees as the then board of directors of FlatWorld shall determine.

Immediately following the consummation of the Merger, the then board of directors of FlatWorld shall appoint and designate as officers of FlatWorld:  (i) Robert E. Cauley, as President and Chief Executive Officer, (ii) G. Hunter Haas, IV, as Secretary, Chief Financial Officer and Chief Investment Officer, and (iii) Jerry Sintes, as Vice President and Treasurer, all of whom are currently officers of Orchid Island and Bimini Capital.

Tender Offer

The Agreement and Plan of Reorganization obligates FlatWorld, unless otherwise agreed to by the parties, to use its best efforts (subject to market conditions) to conduct a tender offer without shareholder vote pursuant to Rule 13e-4 and Regulation 14E (each, as modified, waived or otherwise agreed to with the SEC) of the Exchange Act.  Through the tender offer, shareholders of FlatWorld will be provided the opportunity to have their Ordinary Shares redeemed by FlatWorld for consideration consisting of cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and interest, upon the consummation of the Merger.  The obligation of FlatWorld to purchase Ordinary Shares validly tendered and not properly withdrawn pursuant to the Offer will be subject to, among others, the condition that no more than 825,000 Ordinary Shares may be validly tendered and not properly withdrawn pursuant to and prior to the Expiration Date.  See “The Offer — Conditions to the Offer.”

Representations and Warranties of FlatWorld, Merger Sub, Orchid Island and Bimini in the Agreement and Plan of Reorganization

The Agreement and Plan of Reorganization contains a number of representations that each of FlatWorld, Merger Sub, Orchid Island and Bimini Capital have made to each other, including due organization and good standing, capitalization, authorization, binding agreement and government approvals, among others. The representations and warranties contained in the Agreement and Plan of Reorganization were made for purposes of the Agreement and Plan of Reorganization and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Agreement and Plan of Reorganization. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts.

Further, the representation and warranties are qualified by information in confidential disclosure schedules delivered by the respective parties together with the Agreement and Plan of Reorganization. While FlatWorld and Orchid Island do not believe these schedules contain information for which the securities laws require public disclosure, other than information that has already been so disclosed, the disclosure schedules do contain information that modify, qualify and create exceptions to the representations, warranties and covenants set forth in the Agreement and Plan of Reorganization.

This description of the representations and warranties, and their reproduction in the copy of the Agreement and Plan of Reorganization attached to this Offer to Purchase as Annex I, are included solely to provide investors with information regarding the terms of the Agreement and Plan of Reorganization. Accordingly, the representations and warranties and other provisions of the Agreement and Plan of Reorganization should not be read alone and should not be relied on as statements of true fact, but instead should only be read together with the information provided elsewhere in this Offer to Purchase and in FlatWorld’s filings with the SEC. See “Where You Can Find More Information.”

Materiality and Material Adverse Effect

Certain of the representations and warranties are qualified by materiality or Material Adverse Effect. For the purposes of the Agreement and Plan of Reorganization, Material Adverse Effect means any occurrence, state of facts, change, event, effect or circumstance that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, business, results of operations or financial condition of a party and its subsidiaries, taken as a whole, other than any occurrence, state of facts, change, event, effect or circumstance to the extent resulting from certain limited circumstances, including: (i) political instability, acts of terrorism or war, changes in national, international or world affairs, or other calamity or crisis, including without limitation as a result of changes in the international or domestic markets, so long as such party is not disproportionately affected thereby, (ii) any change affecting the United States economy generally or the economy of any region in which such party conducts business that is material to the business of such party, so long as such party is not disproportionately affected thereby, (iii) the announcement of the execution of the Agreement and Plan of Reorganization, or the pendency of the consummation of the Merger or the other transactions contemplated thereby, (iv) any change in United States generally accepted accounting principles (“GAAP”) or interpretation thereof after the date of  the Agreement and Plan of Reorganization or (v) the execution and performance of or compliance with the Agreement and Plan of Reorganization.

Covenants of the Parties

Each of FlatWorld and Orchid Island have agreed to use their commercially reasonable best efforts to promptly take all necessary actions to effect the Transaction. Each of Orchid Island and FlatWorld also covenanted to conduct its business in a manner consistent with past practice, to consult with the other party and obtain the permission of the other party before, among other things, amending any of its organizational documents (or with respect to FlatWorld, those of Merger Sub), modifying its outstanding equity interests (only with respect to Orchid Island), terminating or waiving any material right under any material contract, closing or materially reducing any of its activities (only with respect to Orchid Island), assuming additional obligations or liabilities other than in the ordinary course of business consistent with past practice. The Agreement and Plan of Reorganization also contains covenants related to notifications, taxes, access to information, confidentiality, and public announcements.  Furthermore, the Agreement and Plan of Reorganization also contains covenants which restrict and govern the activities of each of FlatWorld, Orchid Island and Bimini with respect to the solicitation or receipt of Acquisition Proposals.

Indemnification

From and after the closing of the Transaction, each of FlatWorld, Bimini and Orchid Island shall indemnify and hold the other party, their affiliates and each of their respective successors and permitted assigns, and their respective officers, directors, employees and agents harmless from and against any liabilities, claims (including claims by third parties), demands, judgments, losses, costs, damages or expenses whatsoever such party may sustain, suffer or incur and that result from, arise out of or relate to any breach by FlatWorld, Merger Sub, Orchid Island or Bimini Capital of any of their respective representations, warranties, or the covenants or agreements contained in the Agreement and Plan of Reorganization.

No indemnification amounts will be payable unless and until the aggregate amount of all indemnifiable damages otherwise payable exceeds $200,000 and, thereafter, only with respect to amounts in excess of such amount. Except as it relates to the payment of the Merger Consideration, the maximum amount of indemnifiable damages which may be recovered from FlatWorld shall not exceed an amount equal to (x) $2,300,000 less (y) 10% of any amounts paid by Parent to redeem Ordinary Shares in the Tender Offer.  Notwithstanding anything to the contrary contained in the Agreement and Plan of Reorganization, the maximum amount of indemnifiable damages which may be recovered from Bimini Capital shall not exceed the value of the Claim Shares.

Lock-Up Agreement

Bimini Capital shall enter into a “lock-up” agreement with our Sponsor pursuant to which Bimini Capital shall agree, for a period of one year from the Effective Time, that Bimini Capital shall neither, on its own behalf or on behalf of entities affiliated with or controlled by it, offer, issue, grant any option on, sell or otherwise dispose of any portion of the Merger Consideration (or underlying Ordinary Shares) issued to Bimini Capital, subject to certain exceptions and limitations.  See “Related Agreements — Lock-Up Agreement.”

Trust Account Waiver

FlatWorld may disburse monies from the Trust Account: (a) to its holders of Ordinary Shares purchased in the IPO or in the after market in the event of a redemption of such holders’ shares or dissolution and liquidation of FlatWorld, (b) to FlatWorld and the underwriters listed in the prospectus for FlatWorld’s IPO after FlatWorld consummates a business transaction or (c) as consideration to the sellers of a target business with which FlatWorld completes a business transaction. Orchid Island, Bimini Capital and Bimini Advisors have acknowledged and agreed they do not have at any time any claim against the funds held in the Trust Account and waived any claims they may have against the Trust Account at any time prior to the consummation of the Transaction. Further, Orchid Island, Bimini Capital and Bimini Advisors have agreed that they will not seek recourse against the Trust Account for any reason whatsoever. To the extent Orchid Island, Bimini Capital or Bimini Advisors commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to FlatWorld or Merger Sub, which proceeding seeks, in whole or in part, monetary relief against FlatWorld or Merger Sub, each of Orchid Island, Bimini Capital and Bimini Advisors has acknowledged that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Orchid Island, Bimini Capital or Bimini Advisors to have any claim against the Trust Account or any amount therein. In the event that Orchid Island, Bimini Capital or Bimini Advisors commence any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to FlatWorld, which proceeding seeks, in whole or in part, relief against the Trust Account or the FlatWorld public shareholders, whether in the form of money damages or injunctive relief, FlatWorld shall be entitled to recover from Orchid Island, Bimini Capital and Bimini Advisors, as the case may be, the associated legal fees and costs in connection with any such action, in the event FlatWorld prevails in such action or proceeding.

Access to Information

Each of Orchid Island, Bimini Capital, and FlatWorld and Merger Sub have agreed to give the other, its counsel, accountants and other representatives, reasonable access during normal business hours during the period prior to the Closing, to the properties, books, records and personnel of the other to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of the other, as such party may reasonably request.

Public Announcements

Orchid Island, Bimini Capital, Bimini Advisors, FlatWorld and Merger Sub agreed that no public release or announcement concerning the Agreement and Plan of Reorganization or the Transaction shall be issued by either party or any of their affiliates without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except such release or announcement as may be required by applicable law or the rules or regulations of any securities exchange, in which case the applicable party shall use commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Headquarters; REIT Qualification

After completion of the Transaction, we anticipate that:

• the corporate headquarters and principal executive offices of FlatWorld will be located at 3305 Flamingo Drive, Vero Beach, Florida 32963; and

• we will seek shareholder approval for the reincorporation of FlatWorld from the British Virgin Islands to a U.S. jurisdiction to be determined by our board of directors and that we will elect to treat FlatWorld as a REIT commencing as of January 1, 2013.

RELATED AGREEMENTS

This section of the Offer to Purchase describes the material provisions of the Related Agreements but does not purport to describe all of the terms thereof.  The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. The Related Agreements were filed as exhibits to FlatWorld’s Form 6-K, dated July 30, 2012.  Shareholders and other interested parties are urged to read such agreements in their entirety.  See “Where You Can Find More Information.”

Lock-Up Agreement

Bimini Capital has agreed to enter into a Lock-Up Agreement with our Sponsor with respect to the Merger Consideration (and the underlying Ordinary Shares) received by it.  Pursuant to the Lock-Up Agreement, neither Bimini Capital nor any permitted transferee may (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Merger Consideration, whether any such transaction is to be settled by delivery of Preferred Shares, Ordinary Shares, other securities, cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).  Such restrictions apply until the one-year anniversary of the closing date of the Merger; provided, however, that such restrictions shall not apply at any time on or after January 1, 2013, if (i) the holders of FlatWorld’s Ordinary Shares fail to approve, at a duly convened meeting of FlatWorld shareholders, the reincorporation of FlatWorld as a Maryland corporation on or prior to January 1, 2013 provided that Bimini Capital or any permitted transferee of Bimini Capital shall have voted the Preferred Shares received as Merger Consideration, on an as-converted basis, in favor of the reincorporation or (ii) FlatWorld engages in a liquidation subsequent to the Merger.

Notwithstanding the foregoing, Bimini Capital may sell, contract to sell, dispose of, or otherwise transfer for value or otherwise, the Preferred Shares (or the Ordinary Shares into which they are convertible) (i) by gift, will or intestacy, (ii) by distribution to partners, members, shareholders , or beneficiaries of the undersigned , or (iii) to any wholly-owned direct or indirect subsidiary or subsidiaries of Bimini Capital ; provided, however, that in the case of a transfer pursuant to (i) , (ii) or iii ) above, it shall be a condition to such transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Preferred Shares (or the Ordinary Shares into which they are convertible) subject to the provisions of the Lock-Up Agreement.  Moreover, Bimini Capital shall not be restricted or prohibited by the Lock-Up Agreement from converting any or all of its Preferred Shares into Ordinary Shares in accordance with the terms thereof.

FWAC Holdings Share Repurchase Agreement

Sponsor and FlatWorld have agreed that, pursuant to the FWAC Holdings Share Repurchase Agreement dated July 26, 2012, FlatWorld shall purchase from Sponsor, and Sponsor shall sell to FlatWorld, the 573,875 Ordinary Shares held by Sponsor, free and clear of any liens or encumbrances.  In consideration for the sale of such Ordinary Shares, (a) FlatWorld shall pay to Sponsor (i) an aggregate cash consideration of $1,154,281 in immediately available funds and (ii) shall issue and deliver to Sponsor New Sponsor Warrants to purchase 2,000,000 Ordinary Shares of FlatWorld at an exercise price of $9.25 per share.  The closing of the repurchase shall take place 11 business days following the Expiration Date of the Offer, subject to the conditions set forth therein (including that (i) the representations and warranties therein shall be true and correct in all material respects, (ii) that the Merger shall have been consummated, and (iii) the Amended and Restated FWAC Holdings Registration Rights Agreement shall have been duly executed and delivered by both Sponsor and FlatWorld).

In addition, in the event FlatWorld commences an exchange offer after the consummation of the Merger whereby all of the then current holders of Warrants to purchase Ordinary Shares of FlatWorld (other than holders of Warrants issued pursuant to the Post-Merger Dividend) shall be granted the opportunity to exchange their existing Warrants for new warrants that have identical terms and rights as the existing Warrants except for the addition of certain provisions (such provisions include (i) an option for FlatWorld to provide either an Ordinary Share or cash equal to the fair market value of an Ordinary Share upon exercise of the Warrant and (ii) a restriction on the ability to exercise the Warrant if, as a result, any person or entity would own, beneficially or constructively, more than 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of shares of FlatWorld), Sponsor agrees to tender for exchange any and all of its then outstanding Warrants (excluding any New Sponsor Warrants) to FlatWorld in exchange for the new warrants (with the additional provisions).  Sponsor also agrees that it (i) shall not take any affirmative action after the consummation of the Merger that would jeopardize the ability of FlatWorld to satisfy the “closely-held test” for qualification as a REIT, and (ii) shall, upon the reasonable request of FlatWorld, provide FlatWorld with such information as is reasonably necessary for FlatWorld to determine whether it has or will be able to comply with the “closely held test.”

Warrant Agreement

FlatWorld will enter into a Warrant Agreement (the “Warrant Agreement”) with Continental Stock Transfer & Trust Company that will provide for the form and terms of the Warrants to be issued to the holders of Ordinary Shares who do not tender their Ordinary Shares in the Offer as a part of the Post-Merger Dividend (the “New Public Warrants”) and the New Sponsor Warrants issued to our Sponsor under the FWAC Holdings Share Repurchase Agreement.

The Warrant Agreement entitles each holder of a warrant to purchase one Ordinary Share, at a price per share of $9.25 (for each New Sponsor Warrant) or $9.50 (for each New Public Warrant), subject to adjustment as set forth in the Warrant Agreement. Each warrant is exercisable upon issuance and will expire on the date that is three years after the issuance of the warrants, or earlier upon redemption.

FlatWorld may redeem the warrants at any time after they become exercisable if (i) the volume weighted average price of the Ordinary Shares as reported on Bloomberg has been at least $10.50 per share on each of 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given and (ii) there is an effective registration statement covering the Ordinary Shares underlying the warrants for the continuous period beginning on the date on which notice is given and ending on the date of redemption.  Notice of redemption must be provided at least 30 days prior to the date of redemption.  The redemption price for the warrants is to be $0.01 per warrant. Any warrant either not exercised or tendered back to the Company by the end of the date specified in the notice of redemption shall be canceled on the books of the Company and have no further value except for the $0.01 redemption price.

Each warrant issued under the Warrant Agreement shall contain two new provisions to protect FlatWorld’s REIT status, including (i) an option for FlatWorld to provide either an Ordinary Share or cash equal to the fair market value of an Ordinary Share upon exercise of the warrant and (ii) a restriction on the ability to exercise the warrant if, as a result, any person or entity would own, beneficially or constructively, more than 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of shares of FlatWorld.

Management Agreement

FlatWorld and Bimini Advisors have agreed to enter into a Management Agreement pursuant to which Bimini Advisors will be responsible for Orchid Island’s investment strategy and its day to day operation.  See “Manager and Management Agreement” for more information.

Bimini Advisors Operating Agreement

FWC Advisors LLC, an affiliate of our Sponsor, will receive, pursuant to the Operating Agreement of Bimini Advisors, LLC (the “Operating Agreement”), Class B membership interests of Bimini Advisors, such that FWC Advisors will own 10% of the membership interests of Bimini Advisors.  Such Class B membership interest entitles FWC Advisors to (i) a periodic distribution equal to 10% of each management fee payment received by Bimini Advisors pursuant to the terms of the Management Agreement minus certain management costs reasonably incurred by the Company in the period encompassing the management fee (such costs cannot exceed $75,000 per year) and (ii) 10% of the amount of any termination fee that Bimini Advisors would receive upon the termination of the Management Agreement (payable only during FWC Advisor’s membership in Bimini Advisors and for a maximum of three months thereafter).  In the event FWC Advisors is no longer a member at the time any termination fee is paid, FWC Advisors is entitled to receive its portion of the foregoing termination fee if such termination fee is paid or payable to Bimini Advisors within three months after FWC Advisors ceases to be a member.  In addition, FWC Advisors shall have the right to vote its 10% membership interest on decisions that come before the members.  Except for votes on certain amendments to the Operating Agreement, votes before the members are decided by the holders with the majority of the outstanding membership interest.

Beginning on the third anniversary of the date of the Operating Agreement and ending on the fifth anniversary, Bimini Advisors, Inc., the Class A Member, shall have the right to repurchase the membership interest of FWC Advisors for a price equal to (i) 10%  multiplied by (ii) the product of (a) the management fees received or receivable by Bimini Advisors pursuant to the Management Agreement during the calendar month immediately preceding the date that Bimini Advisors, Inc. provides notice of exercise of the call right, multiplied by (b) 12.

Bimini Advisors, Inc., the Class A Member, shall be entitled to any remaining distributable cash not distributed to FWC Advisors.

Investment Allocation Agreement

FlatWorld, Bimini Advisors and Bimini Capital have agreed to enter into the Investment Allocation Agreement pursuant to which Bimini Advisors and Bimini Capital will agree that, subject to certain conditions and exceptions, they will make available to FlatWorld all investment opportunities in residential mortgage-backed securities the principal and interest payments of which are guaranteed by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association made available to Bimini Advisors or Bimini Capital, as the case may be, and setting forth the allocation procedures to be used.  The Investment Allocation Agreement shall terminate on the earlier of the date (i) on which the Management Agreement terminates or expires in accordance with its terms, and (ii) Bimini Advisors is no longer a subsidiary or an affiliate of Bimini Capital.

Registration Rights Agreement

FlatWorld and Bimini Capital have agreed to enter into a Registration Rights Agreement providing demand and piggy-back registration rights with respect to the Preferred Shares and the underlying Ordinary Shares (the “Registrable Securities”).   Pursuant to the Registration Rights Agreement, the holders of a majority-in-interest of the Preferred Shares (or Ordinary Shares into which they are convertible) may, commencing on the date on which the Preferred Shares are released from the lock-up restrictions pursuant to the Lock-Up agreement, make a written request that FlatWorld register under the Securities Act all or any portion of the Registrable Securities.  Pursuant to the demand right, FlatWorld shall not be obligated to effect more than three demand registrations with respect to the Registrable Securities.  In addition, in accordance with the piggy-back registration rights in the Registration Rights Agreement, if after the lock-up restrictions are released, FlatWorld proposes to file a registration statement with respect to an offering of equity securities (other than certain employee benefit plans or a business combination transaction), it must provide not less than 20 days’ notice thereof to Bimini Capital and permit Bimini Capital the opportunity to have its Registrable Securities registered in such registration statement.  The holders of a majority-in-interest of the Registrable Securities will have the right to request registration of the Registrable Securities on Form S-3/F-3 (provided it is available for such offering) provided that the securities proposed to be sold therein have an aggregate price to the public of at least $500,000. FlatWorld will bear the expenses incurred in connection with the filing of any such registration statements, other than underwriting discounts and commissions attributable to the Registrable Securities being sold by the holders.

Amended and Restated Registration Rights Agreement

FlatWorld and the Sponsor have agreed to enter into an Amended and Restated Registration Rights Agreement to amend and restate in its entirety the registration rights agreement between FlatWorld and the Sponsor dated December 9, 2010.  Pursuant to the Amended and Restated Registration Rights Agreement, the New Sponsor Warrants, together with the Ordinary Shares issuable upon exercise of the New Sponsor Warrants, shall be included in the definition of “Registrable Securities.”  In addition, the number of demand registrations afforded with respect to the Registrable Securities will be increased from one to three.  Other than the limitation of and security for indemnification obligations pursuant to the Registration Rights Agreement, the material provisions of the Registration Rights Agreement remain unchanged; provided, however, that under the Amended and Restated Registration Rights Agreement the Sponsor shall agree to two new covenants obligating it to vote its Ordinary Shares in a certain manner.  The new covenants require the Sponsor to vote (i) at a duly convened meeting of FlatWorld’s shareholders, any Ordinary Shares owned by Sponsor (including those acquired pursuant to the exercise prior to the vote of any New Sponsor Warrant or Insider Warrants) in favor of FlatWorld’s reincorporation as a corporation incorporated under the laws of Maryland and (ii) for three years after the consummation of the Merger any and all of its Ordinary Shares in favor of any and all nominees to FlatWorld’s board of directors that are nominated by the then existing board of directors of FlatWorld and/or by Bimini Capital.

THE OFFER

Number of Ordinary Shares; Share Purchase Price; No Proration

Number of Ordinary Shares

Upon the terms and subject to certain conditions of the Offer, we will purchase up to 825,000 Ordinary Shares validly tendered and not properly withdrawn, prior to 5:00 p.m., New York City Time, on Thursday, August 30 , 2012 (such date and time as it may be extended, the “Expiration Date”), at a Share Purchase Price of $10.18 per share, net to the seller in cash, without interest, for an aggregate Purchase Price of up to $8,398,500, as further described below under the heading “Share Purchase Price.”

The Offer is not conditioned on any minimum number of Ordinary Shares being tendered. The Offer is, however, subject to certain other conditions, including a Maximum Tender Condition and the Merger Condition. See “The Offer — Conditions of the Offer.”

Only Ordinary Shares validly tendered and not properly withdrawn will be purchased pursuant to the Offer. All Ordinary Shares tendered and not purchased pursuant to the Offer will be returned to the tendering shareholders at our expense promptly following the Expiration Date.

Share Purchase Price

The Share Purchase Price is $10.18 per share. The Share Purchase Price has been calculated based on the amount held in the Trust Account as of the commencement of the Offer, less taxes and interest, divided by the total number of Ordinary Shares sold as part of the Units in our IPO. We expressly reserve the right, in our sole discretion, to increase the Share Purchase Price, subject to applicable law, our Charter and the terms of the Agreement and Plan of Reorganization. We are required to conduct the Offer in accordance with the terms of our Charter. See “The Offer  — Extension of the Offer; Termination; Amendment.”

If we modify the price that may be paid for Ordinary Shares from $10.18, then the Offer must remain open for at least 10 business days following the date that notice of the modification is first published, sent or given. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. See “The Offer — Extensions of the Offer; Termination; Amendment.”

No Proration

There will be no proration in the event of over-subscription of the Offer.

The Offer is subject to certain conditions, including the Maximum Tender Condition that no more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn prior to the Expiration Date and the Merger Condition. Accordingly, if either the Merger Condition or the Maximum Tender Condition has not been satisfied, we will terminate or extend the Offer. See “The Agreement and Plan of Reorganization — Conditions to the Closing of the Transaction” for a description of conditions to consummation of the Merger.

In order for the Merger to be consummated, no more than 825,000 Ordinary Shares can be validly tendered and not properly withdrawn pursuant to the Offer. If more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn, we will terminate or extend the Offer. Accordingly, we will not offer proration in the Offer. If we terminate the Offer, we will NOT: (i) purchase any Ordinary Shares pursuant to the Offer or (ii) consummate the Merger in accordance with the terms of the Agreement and Plan of Reorganization, and we will promptly return all Ordinary Shares delivered pursuant to the Offer at our expense.

Under the terms of the Agreement and Plan of Reorganization, we have agreed that we may not waive the Maximum Tender Condition or the other conditions to the Offer (except for conditions to be satisfied by Orchid Island) without the consent of Orchid Island and, unless agreed to by us and the other parties to the Agreement and Plan of Reorganization,  no material change may be made to the Offer which imposes conditions to the Offer in addition to those contemplated pursuant to the Agreement and Plan of Reorganization.  Such parties have agreed to negotiate in good faith to amend the conditions provided for in the Agreement and Plan of Reorganization to reflect any changes that may be reasonably required as a result of discussions with the SEC or its staff.

This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Ordinary Shares and will be furnished to brokers, dealers and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on FlatWorld’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Ordinary Shares.

Purpose of the Offer; Certain Effects of the Offer

FlatWorld, Orchid Island and the other parties thereto executed the Agreement and Plan of Reorganization on July 26, 2012. In connection with the announcement of the Transaction on July 30, 2012, FlatWorld announced that it would offer to purchase up to 825,000 of its outstanding Ordinary Shares as contemplated by the Offer. The Offer provides our shareholders an opportunity to have FlatWorld redeem their Ordinary Shares for a pro-rata portion of our Trust Account as required by our Charter, and as disclosed in the prospectus for our IPO.

Each of our Sponsor, officers and directors has agreed not to tender, and FlatWorld will not purchase, any of their Ordinary Shares pursuant to the Offer.

Our intention is to consummate the Merger. Our board of directors has unanimously (i) approved our making the Offer, (ii) declared the advisability of the Merger and approved the Agreement and Plan of Reorganization and the other transactions contemplated by the Agreement and Plan of Reorganization (collectively, the “Transaction”) and (iii) determined that the Merger is in the best interests of the shareholders of FlatWorld and, if consummated, would constitute our initial business transaction pursuant to our Charter. If you tender your Ordinary Shares pursuant to the Offer, you will not be participating in the Merger or the planned Post-Merger Dividend because you will no longer hold such Ordinary Shares in FlatWorld, which will be the public holding company for Orchid Island following the consummation of the Merger. Further, if more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn, we will not be able to consummate the Merger with Orchid Island.  Therefore, our board of directors unanimously recommends that you do not accept the Offer with respect to your Ordinary Shares. The members of our board of directors will directly benefit from the Transaction and have interests in the Transaction that may be different from, or in addition to, the interests of FlatWorld shareholders. See “The Transaction — Certain Benefits of FlatWorld’s Directors and Officers and Others in the Transaction.” You must make your own decision as to whether to tender your Ordinary Shares pursuant to the Offer and, if so, how many Ordinary Shares to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. You should discuss whether to tender your Ordinary Shares with your broker, if any, or other financial advisor.

Certain Effects of the Offer

Approximately $8,398,500 will be required to purchase Ordinary Shares in the Offer at the Share Purchase Price of $10.18 per share if the Offer is fully subscribed.  In addition, we estimate approximately $375,000 will be required to pay fees and expenses specifically related to the Offer and Merger, including costs for legal, accounting, printing and EDGAR filings, services of the Information Agent and Depositary for distribution and handling of Offer materials and other services related to the Offer. The purchase of Ordinary Shares in the Offer will be funded by FlatWorld from the IPO proceeds held in our Trust Account, which will be released to us upon consummation of the Merger.  Assuming the Merger is successfully completed, we believe that our anticipated financial condition, cash flow and access to capital will provide us with adequate financial resources to meet our working capital requirements and to fund our investment activities.

Our securities are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC. We believe that our purchase of Ordinary Shares pursuant to the Offer will not result in the Ordinary Shares becoming eligible for termination of registration under the Exchange Act, and we have no intention to terminate such registration following the Offer.  Our securities are currently quoted on the OTCBB and, following the Merger, FlatWorld does not expect that the Merger will cause such securities to cease to be so quoted. See “Risk Factors —Risks Related to FlatWorld.”

Ordinary Shares acquired pursuant to the Offer will be held as treasury shares, subject to future transfer by FlatWorld unless otherwise retired, provided that FlatWorld may not hold in treasury more than 50% of its total issued shares under the Act.

Except as disclosed in this Offer to Purchase, including without limitation under the headings “The Transaction,” “The Agreement and Plan of Reorganization,” “Related Agreements,” “The Offer—Material U.S. Federal Income Tax Considerations— Non-Participation in the Offer and Expected Future Activities” and “Price Range of Securities and Dividends,” FlatWorld currently has no active plans, proposals or negotiations underway that relate to or would result in:

• any extraordinary transaction, such as a merger, reorganization or liquidation involving  FlatWorld;

• any purchase, sale or transfer of a material amount of assets of FlatWorld;

• any material change in FlatWorld’s present dividend rate or policy, indebtedness or capitalization;

• any other material change in FlatWorld’s business;

• any class of equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

• the acquisition by any person of any material amount of additional securities of FlatWorld, or the disposition of any material amount of securities of FlatWorld; or

• any changes to FlatWorld’s Charter.

Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time, as we deem appropriate.

Procedures for Tendering Shares

Valid Tender of Ordinary Shares

For a shareholder to make a valid tender of Ordinary Shares pursuant to the Offer, the Depositary must receive, at its address set forth on the back cover of this Offer to Purchase, and prior to the Expiration Date, the certificates for the Ordinary Shares you wish to tender, or confirmation of receipt of the Ordinary Shares pursuant to the procedure for book-entry transfer described below, together with a validly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other required documents.

If a broker, dealer, commercial bank, trust company or other nominee holds your Ordinary Shares, you must contact your broker or nominee to tender your shares. It is likely they have an earlier deadline for you to act to instruct them to tender shares on your behalf. We urge shareholders who hold Ordinary Shares through nominees to consult their nominees to determine whether transaction costs may apply if shareholders tender Ordinary Shares through the nominees and not directly to the Depositary.

Units and Warrants

The Offer is only for Ordinary Shares. No Units or Warrants tendered will be accepted and will be promptly returned. We have outstanding Units comprised of an Ordinary Share and a Warrant. You may tender Ordinary Shares that are included in Units, but to do so you must separate such Ordinary Shares from the Units prior to tendering them.

To separate your Ordinary Shares from the Units, you must instruct your broker to do so for Units held by a broker, dealer, commercial bank, trust company or other nominee on your behalf. Your broker must send written instructions by facsimile to our transfer agent, Continental Stock Transfer & Trust Company, Attention: Joel Kass at (212) 616-7617. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your broker must also initiate electronically, using Depository Trust Company’s (“DTC”) DWAC (Deposit Withdrawal at Custodian) System, a withdrawal of the relevant Units and a deposit of an equal number of Ordinary Shares and Warrants. This must be completed far enough in advance of the Expiration Date to permit your broker to tender pursuant to the Offer the Ordinary Shares received upon the split up of the Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation.  If you fail to cause your Ordinary Shares to be separated in a timely manner before the Offer expires you will likely not be able to validly tender your Ordinary Shares prior to the Expiration Date.

If you hold Units registered in your own name, you must deliver the certificate for such Units to our transfer agent, Continental Stock Transfer & Trust Company at 17 Battery Place, 8th Floor, New York, New York 10004, Attention: Joel Kass, with written instructions to separate such Units into Ordinary Shares and Warrants. This must be completed far enough in advance of the Expiration Date to permit the mailing of the certificates for Ordinary Shares back to you so that you may then tender pursuant to the Offer the share certificates received upon the split up of the Units.

Signature Guarantees

No signature guarantee will be required on a Letter of Transmittal if:

(i)    the registered holder of the Ordinary Shares (including, for purposes hereof, any participant in DTC whose name appears on a security position listing as the owner of the Ordinary Shares) tendered and the holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

(ii)   Ordinary Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an “eligible institution”). See Instruction 1 to the Letter of Transmittal.

Except as described above, all signatures on any Letter of Transmittal for securities tendered must be guaranteed by an eligible institution. If a certificate is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Ordinary Shares not purchased or tendered are to be issued and returned, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder or owner appears on the certificate, with the signatures on the certificate guaranteed by an eligible institution.

In all cases, payment for Ordinary Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for the Ordinary Shares tendered (or a timely confirmation of the book-entry transfer of the securities into the Depositary’s account at DTC, as described above), a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Method of Delivery

The method of delivery of all documents, including certificates for Ordinary Shares, the Letter of Transmittal and any other required documents, is at the sole election and risk of the tendering shareholder. Ordinary Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Book-Entry Delivery

For purposes of the Offer, the Depositary will establish an account with respect to the Ordinary Shares at DTC within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of securities by causing DTC to transfer those Ordinary Shares into the Depositary’s account in accordance with DTC’s procedures for that transfer. Although delivery of Ordinary Shares may be effected through a book-entry transfer into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message, and any other required documents must be transmitted to and received by the Depositary at its address on the back cover of this Offer to Purchase prior to the Expiration Date. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday, or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The confirmation of a book-entry transfer of shares into the Depositary’s account at DTC is referred to herein as “book-entry confirmation.” Delivery of documents to DTC in accordance with DTC’s procedures will not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that DTC has received an express acknowledgement from the DTC participant tendering shares that such DTC participant has received and agrees to be bound by the terms of the Letter of Transmittal and that FlatWorld may enforce such agreement against the DTC participant.

Return of Unpurchased Ordinary Shares

If any tendered securities are not purchased, or if less than all Ordinary Shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased Ordinary Shares will be returned promptly after the expiration or termination of the Offer or, in the case of securities tendered by book-entry transfer at DTC, the securities will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case without expense to the shareholder.

Tendering Shareholders’ Representations and Warranties; Tender Constitutes an Agreement

It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender securities for such person’s own account unless at the time of tender and at the Expiration Date such person has a “net long position” within the meaning of Rule 14e-4 promulgated under the Exchange Act, in the securities or equivalent securities at least equal to the securities being tendered and will deliver or cause to be delivered such securities for the purpose of tendering to us within the period specified in the Offer.  A tender of securities made pursuant to any method of delivery set forth herein will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (i) such shareholder has a “net long position” in securities or the equivalent securities at least equal to the securities being tendered within the meaning of Rule 14e-4 and (ii) such tender of securities complies with Rule 14e-4.

A tender of securities made pursuant to any method of delivery set forth herein will also constitute a representation and warranty to us that the tendering shareholder has full power and authority to tender, sell, assign and transfer the securities tendered, and that, when the same are accepted for payment by us, we will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, claims, encumbrances and other obligations relating to the sale or transfer of the securities, and the same will not be subject to any adverse claim or right. Any such tendering shareholder will, on request by the Depositary or us, execute and deliver any additional documents deemed by the Depositary or us to be necessary or desirable to complete the sale, assignment and transfer of the securities tendered, all in accordance with the terms of the Offer.

All authority conferred or agreed to be conferred by delivery of the Letter of Transmittal shall be binding on the successors, assigns, heirs, personal representatives, executors, administrators and other legal representatives of the tendering shareholder and shall not be affected by, and shall survive, the death or incapacity of such tendering shareholder.  A tender of securities made pursuant to any method of delivery set forth herein will also constitute an acknowledgement by the tendering shareholder that: (i) the Offer is discretionary and may be extended, modified, or terminated by us as provided herein; (ii) such shareholder is voluntarily participating in the Offer; (iii) the future value of our Ordinary Shares is unknown and cannot be predicted with certainty; (iv) such shareholder has been advised to read this entire Offer to Purchase, including the Annex thereto; (v) such shareholder has been advised to consult his, her or its tax and financial advisors with regard to how the Offer will impact the tendering shareholder’s specific situation; (vi) any foreign exchange obligations triggered by such shareholder’s tender of Ordinary Shares or receipt of proceeds are solely his, her or its responsibility; and (vii) regardless of any action that we take with respect to any or all income/capital gains tax, social security or insurance tax, transfer tax or other tax-related items (“Tax Items”) related to the Offer and the disposition of securities, such shareholder acknowledges that the ultimate liability for all Tax Items is and remains his, her or its sole responsibility. In that regard, a tender of Ordinary Shares shall authorize us to withhold all applicable Tax Items potentially payable by a tendering shareholder. Our acceptance for payment of securities tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to certain conditions of the Offer.

Determination of Validity; Rejection of Ordinary Shares; Waiver of Defects; No Obligation to Give Notice of Defects

All questions as to the number of securities to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of Ordinary Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction. We reserve the absolute right prior to the Expiration Date to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any waivable conditions of the Offer with respect to all tendered securities or waive any defect or irregularity in any tender with respect to any particular securities or any particular shareholder whether or not we waive similar defects or irregularities relating thereto in the case of other shareholders; provided that the Agreement and Plan of Reorganization requires us to obtain the consent of Orchid Island prior to any such waiver. No tender of securities will be deemed to have been validly made until all defects or irregularities have been cured or waived. We will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of shares. None of FlatWorld, the Information Agent, the Depositary or any other person will be under any duty to give notification of defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the Offer, including each Letter of Transmittal and the instructions thereto, will be final and binding on all parties, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.   By tendering Ordinary Shares, you agree to accept all decisions we make concerning these matters and waive any rights you might otherwise have to challenge those decisions.

Lost or Destroyed Certificates

If any certificate representing Ordinary Shares has been lost, destroyed or stolen, the shareholder should complete the Letter of Transmittal, indicate the certificate(s) representing Ordinary Shares is lost and return it to the Depositary. The shareholder will then be instructed as to the steps that must be taken in order to replace the certificate. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been completed. Shareholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation.

Withdrawal Rights

You may withdraw Ordinary Shares that you have previously tendered pursuant to the Offer at any time prior to the Expiration Date, namely 5:00 p.m. on Thursday, August 30, 2012. Although pursuant to Rule 13e-4(f)(2)(ii) promulgated under the Exchange Act, you would also have the right to withdraw your previously tendered Ordinary Shares at any time after 11:59 p.m., New York City time, on Monday, September 24, 2012 if not accepted prior to such time, we will cease operations, distribute the proceeds held in our Trust Account to the holders of our Ordinary Shares purchased in our IPO and begin to liquidate FlatWorld if we do not consummate the Merger by September 9, 2012. Except as this section otherwise provides, tenders of Ordinary Shares are irrevocable.

For a withdrawal to be effective, a valid written notice of withdrawal must (i) be received in a timely manner by the Depositary at the address set forth on the back cover of this Offer to Purchase and (ii) specify the name of the person having tendered the Ordinary Shares to be withdrawn, the number of Ordinary Shares to be withdrawn and the name of the registered holder of the Ordinary Shares to be withdrawn, if different from the name of the person who tendered the shares. To be effective, a notice of withdrawal must be in writing.

If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Ordinary Shares in more than one group of Ordinary Shares, the shareholder may withdraw Ordinary Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

If certificates for Ordinary Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the shareholder must submit the serial numbers shown on those certificates to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If Ordinary Shares have been delivered in accordance with the procedures for book-entry transfer described above in “— Procedures for Tendering Shares” above, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of Ordinary Shares may not be rescinded, and any Ordinary Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn securities may be retendered at any time prior to the Expiration Date by again following one of the procedures described in this section.

All questions as to the form and validity, including the time of receipt, of notices of withdrawal, will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to waive any defect or irregularity in the withdrawal of securities by any shareholder, whether we waive similar defects or irregularities in the case of other shareholders. None of FlatWorld, the Information Agent, the Depositary or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any notice.

If we extend the Offer, are delayed in our purchase of securities or are unable to purchase securities pursuant to the Offer for any reason, then, without prejudice to our rights pursuant to the Offer, the Depositary may, subject to applicable law, retain tendered Ordinary Shares on our behalf. Such Ordinary Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this section. Our reservation of the right to delay payment for Ordinary Shares which we have accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1(c) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the securities tendered promptly after termination or withdrawal of a tender offer.

Purchase of Shares and Payment of Purchase Price

Upon the terms and subject to certain conditions of the Offer promptly following the Expiration Date (but in no event later than three business days after the Expiration Date), we will accept for payment and pay for (and thereby purchase) up to 825,000 Ordinary Shares validity tendered and not properly withdrawn prior to the Expiration Date. There will be no proration in the event that more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn in the Offer. If more than 825,000 Ordinary Shares have been validly tendered and not properly withdrawn prior to the Expiration Date or if the Merger Condition has not been satisfied, we will either extend the Offer or terminate the Offer and will promptly return all Ordinary Shares tendered at our expense.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the terms and conditions of the Offer, Ordinary Shares that are validly tendered and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the Ordinary Shares for payment pursuant to the Offer.

In all cases, payment for Ordinary Shares tendered and accepted for payment in the Offer will be made promptly, but only after timely receipt by the Depositary of certificates for Ordinary Shares, or a timely book-entry confirmation of Ordinary Shares into the Depositary’s account at the DTC, a properly completed and duly executed Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any other required documents. In no event shall payment for Ordinary Shares tendered be made unless the Merger Condition and Maximum Tender Condition have been satisfied. We will make prompt payment upon satisfaction of the offer conditions, but in no event later than three business days after the Expiration Date.

FlatWorld will pay for Ordinary Shares purchased in the Offer by depositing the aggregate Purchase Price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to tendering shareholders.

Certificates for all Ordinary Shares tendered and not purchased will be returned or, in the case of Ordinary Shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the broker/dealer participant who delivered the securities, to the tendering shareholder at our expense promptly after the Expiration Date or termination of the Offer, without expense to the tendering shareholders.

Under no circumstances will we pay interest on the Purchase Price, including, but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase Ordinary Shares pursuant to the Offer. See “— Conditions of the Offer” below.

We will not pay any transfer taxes, if any, payable on the transfer to us of Ordinary Shares purchased pursuant to the Offer. If payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Ordinary Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person, will be deducted from the Purchase Price, as applicable, unless satisfactory evidence of the payment of the transfer taxes, or exemption from payment of the transfer taxes, is submitted.

We urge shareholders who hold Ordinary Shares through a broker, dealer, commercial bank, trust company or other nominee to consult their nominee to determine whether transaction costs are applicable if they tender Ordinary Shares through their nominee and not directly to the Depositary.

Conditions of the Offer

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the rights and obligations of FlatWorld to extend, terminate or modify the Offer (subject to the terms and conditions of the Agreement and Plan of Reorganization), FlatWorld (i) shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 13e-4(f)(5) and Rule 14e-1(c) under the Exchange Act (relating to the obligation of FlatWorld to pay for or return tendered Ordinary Shares promptly after termination or withdrawal, respectively, of the Offer)), pay for, or may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Ordinary Shares and (ii) may terminate or amend the Offer as to Ordinary Shares not then paid for, in the event that at the then-scheduled Expiration Date or immediately prior to such payment,

•      the Merger, in our reasonable judgment, to be determined as of immediately prior to the Expiration Date, is not capable of being consummated contemporaneously with the Offer, but in no event later than three business days after the Expiration Date. For a description of the conditions to the Merger, see “Agreement and Plan of Reorganization — Conditions to the Closing of the Transaction.”  We refer to this condition, which is not waivable, as the “Merger Condition;” and

•      more than 825,000 Ordinary Shares are validly tendered and not properly withdrawn prior to the Expiration Date. We refer to this condition, which is not waivable, as the “Maximum Tender Condition.”

We may not waive the Maximum Tender Condition or the other conditions of the Offer (other than any conditions to be satisfied by Orchid Island) and may not make a material change which imposes additional conditions to the Offer (including changing the Share Purchase Price) inconsistent with those conditions described herein, without the prior written consent of Orchid Island.

Furthermore, we will not accept for payment, purchase or pay for any Ordinary Shares tendered, and may amend the Offer or may postpone, in accordance with Rule 13e-4(f)(5) and Rule 14e-1(c) under the Exchange Act, the acceptance for payment of, or the purchase of and the payment for Ordinary Shares tendered until the SEC has advised us that they have no further comment with respect to the Offer and its related documents unless we have earlier terminated the Offer. We intend to extend the term of the Offer until such time, and intend to provide interim amendments to the Offer electronically via filings with the SEC to our shareholders. Upon notification from the SEC that it has no further comment regarding the Offer, to the extent the Offer has been materially modified, we will redistribute this Offer to Purchase, as amended or supplemented, or a supplement to a previously distributed Offer to Purchase, and the Letter of Transmittal to our shareholders, setting forth a final Expiration Date.

The offer conditions referred to above may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived, in whole or in part, at any time and from time to time (subject to the terms and conditions of the Agreement and Plan of Reorganization). Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date and from time to time. However, once the Offer has expired, then all of the conditions to the Offer, including the Merger Condition and the Maximum Tender Condition, must have been satisfied or waived prior to the Expiration Date. In certain circumstances, if the conditions described above are waived, we may be required to extend the Expiration Date. Any determination concerning the events described above will be final and binding on all parties, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.

You should evaluate current market quotes for our Ordinary Shares, among other factors, before deciding whether or not to accept the Offer. See “Price Range of Securities and Dividends” and “Risk Factors.”

Source and Amount of Funds

We expect that up to $8,398,500 will be required to purchase Ordinary Shares tendered pursuant to the Offer if the Offer is fully subscribed, and up to an additional $175,000 will be required to pay fees and expenses specifically related to the Offer, including costs for legal, accounting, printing and EDGAR filings, services of the Information Agent and Depositary for distribution and handling of Offer materials and other services related to the Offer. The purchase of shares tendered in the Offer will be funded by FlatWorld from the IPO proceeds held in our Trust Account, which will be released upon consummation of the Merger. Of the approximately $23.4 million of cash in our Trust Account, approximately $8.4 million will be allocated to purchase of Ordinary Shares in the Offer, approximately $375,000 for fees and expenses incurred in connection with the Offer and the Merger, including $50,000 in deferred IPO legal fees, and the remaining funds will be applied to working capital for the post-Merger company.  The receipt of funds necessary to purchase Ordinary Shares tendered in the Offer is dependent on the consummation of the Merger.

After the consummation of the Merger, we believe that our anticipated financial condition, cash flow from operations and access to capital will provide us with adequate financial resources to meet our working capital requirements.

Certain Information Concerning FlatWorld, Orchid Island and the Merger

Set forth elsewhere in this Offer to Purchase is information concerning FlatWorld, Orchid Island and the Merger. Shareholders are urged to review such information, including the information set forth in “Risk Factors,” prior to making a decision whether to tender their Ordinary Shares.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Ordinary Shares

See “The Transaction — Certain Benefits of FlatWorld’s Directors and Officers and Others in the Transaction,” “The Agreement and Plan of Reorganization,” “Related Agreements,” “Description of Securities,” “Management of FlatWorld Following the Transaction,” “Certain Relationships and Related Transactions,” and “Description of Securities” herein for information related to the proposed Transaction, management of FlatWorld following the consummation of the Transaction and certain transactions and arrangement concerning the securities.

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, neither we nor any of our directors, executive officers, affiliates or subsidiaries have effected any transactions involving our Ordinary Shares during the 60 days prior to July 30, 2012, other than pursuant to the FWAC Holdings Share Repurchase Agreement. See “Related Agreements — FWAC Holdings Share Repurchase Agreement.”

Certain Legal Matters; Regulatory Approvals

Except as otherwise discussed herein, we are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of Ordinary Shares pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of Ordinary Shares pursuant to the Offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for Ordinary Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

Material U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the Offer to U.S. holders (as defined below) whose Ordinary Shares are tendered and accepted for payment.  In addition, this summary also describes the material U.S. federal income tax consequences of our expected future activities, which may be relevant to U.S. holders and non-U.S. holders (as defined below) that do not tender their Ordinary Shares in the Offer. This discussion assumes that holders hold Ordinary Shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular holder in light of the holder’s individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, or (ii) the special tax rules that may apply to certain holders, including, without limitation:

• insurance companies;

• tax-exempt organizations (except to the limited extent discussed in “Non-Participation in the Offer and Expected Future Activities — Taxation of Tax-Exempt Holders” below);

• financial institutions or broker-dealers;

• non-U.S. individuals, and non-U.S. corporations (except to the limited extent discussed in “Non-Participation in the Offer and Expected Future Activities — Taxation of Non-U.S. Holders” below);

• U.S. expatriates;

• persons who mark-to-market our stock;

• subchapter S corporations;

• U.S. holders whose functional currency is not the U.S. dollar;

• regulated investment companies and REITs;

• trusts and estates (except to the extent discussed herein);

• persons who received our stock through the exercise of employee stock options or otherwise as compensation;

• persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

• persons subject to the alternative minimum tax provisions of the Code;

• persons holding our common stock through a partnership or similar pass-through entity; and

• persons holding a 10% or more (by vote or value) beneficial interest in our stock (except to the limited extent discussed in “Non-Participation in the Offer and Expected Future Activities” below).

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term “U.S. holder” means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of shares (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. person.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offer and our expected future activities for holders that do not participate in the Offer.  Holders are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offer and our expected future activities for holders that do not participate in the Offer, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

Exchange of Ordinary Shares Pursuant to the Offer

The exchange of Ordinary Shares for cash pursuant to the Offer will be a taxable redemption of the Ordinary Shares for U.S. federal income tax purposes. The redemption will be treated either as a sale of Ordinary Shares or as a distribution with respect to Ordinary Shares, as more fully described below under “Criteria for Determining Sale or Distribution Treatment under Section 302.”

Criteria for Determining Sale or Distribution Treatment Under Section 302

Whether an exchange of Ordinary Shares for cash pursuant to the Offer qualifies for sale or distribution treatment will depend largely on the total number of Ordinary Shares treated as held by the holder before and after the exchange (including any Ordinary Shares constructively owned by the holder as a result of, among other things, owning Warrants). The exchange of Ordinary Shares for cash pursuant to the Offer generally will be treated as a sale of the Ordinary Shares (rather than as a corporate distribution) if the receipt of cash upon the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s share interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.  If the receipt of cash pursuant to the Offer is treated as a sale, then holders will have the tax effects described under “Passive Foreign Investment Company Rules” below.

In determining whether any of the foregoing tests are satisfied, a holder takes into account not only Ordinary Shares actually owned by the holder, but also Ordinary Shares that are constructively owned by it. A holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any shares the holder has a right to acquire by exercise of an option, which would generally include Ordinary Shares which could be acquired pursuant to the exercise of the Warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding shares actually and constructively owned by the holder immediately following the redemption must, among other requirements, be less than 80% of the percentage of our outstanding shares actually and constructively owned by the holder immediately before the redemption. There will be a complete termination of a holder’s shares interest if either (i) all of the Ordinary Shares actually and constructively owned by the holder are redeemed or (ii) all of the Ordinary Shares actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the holder does not constructively own any other shares in us. The exchange of Ordinary Shares for cash pursuant to the Offer will be “not essentially equivalent to a dividend” if such exchange results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” Contemporaneous dispositions or acquisitions of Ordinary Shares by a holder or related persons may be deemed to be part of a single integrated transaction for purposes of the foregoing tests. A holder should consult with its own tax advisors in order to determine the appropriate tax treatment to it of tendering Ordinary Shares pursuant to the Offer. A U.S. holder owning at least 1% of our outstanding shares who exchanges any Ordinary Shares for cash pursuant to the Offer may be required to comply with the reporting requirement of U.S. Treasury Regulation Section 1.302-2(b)(2).

If none of the foregoing tests is satisfied, then the exchange of Ordinary Shares for cash pursuant to the Offer will be treated as a corporate distribution and the tax effects will be as described below under “Passive Foreign Investment Company Rules.”

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because we are a blank check company, with no past or current active business, we believe that we have been a PFIC since our inception.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our Ordinary Shares and the U.S. holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) Ordinary Shares, as described below, such holder generally will be subject to special rules with respect to:

• any gain recognized by the U.S. holder on the sale or other disposition of its Ordinary Shares; and

• any “excess distribution” made to the U.S. holder (generally, any distributions to such U.S. holder during a taxable year of the U.S. holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. holder or, if shorter, such U.S. holder’s holding period for the Ordinary Shares).

Under these rules,

• the U.S. holder’s gain or excess distribution will be allocated ratably over the U.S. holder’s holding period for the Ordinary Shares;

• the amount allocated to the U.S. holder’s taxable year in which the U.S. holder recognized the gain or received the excess distribution, or to the period in the U.S. holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

• the amount allocated to other taxable years (or portions thereof) of the U.S. holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and

• the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. holder.

In general, a U.S. holder will avoid the PFIC tax consequences described above in respect to our Ordinary Shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income) (“QEF inclusions”), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. holder in which or with which our taxable year ends. A subsequent distribution of such earnings and profits that were previously included in income is not taxable as a dividend to such U.S. holders. The tax basis of a U.S. holder’s shares in a QEF will be increased by QEF inclusions that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules.  A U.S. holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.  U.S. holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

If a U.S. holder did not make a timely QEF election and/or is not eligible for a retroactive QEF election as described above, then the PFIC tax consequences described above will apply unless the U.S. holder made a “purging election.” The purging election creates a deemed sale of such shares at their fair market value.  The gain recognized by the purging election will be subject to the special PFIC tax and interest charge rules described above. As a result of the purging election, the U.S. holder will have a new basis and holding period in the Ordinary Shares with respect to which the purging election was made.

If the redemption pursuant to the Offer is treated as a sale, a U.S. holder that made a timely QEF election with respect to our Ordinary Shares generally will recognize capital gain on such sale based on its adjusted basis in its Ordinary Shares (as increased for QEF inclusions previously included in income and decreased by any distributions previously made that were not treated as dividends).  On the other hand, a U.S. holder that did not make a QEF election may be subject to the special PFIC tax and interest charge rules described above on any gain realized from a redemption that is treated as a sale.

If the redemption pursuant to the Offer is treated as a corporate distribution, the deemed dividend generally should not be treated as a taxable to the extent attributable to amounts previously included in income by the U.S. holder pursuant to a QEF election.  A U.S. holder that did not make a QEF election may be subject to the special PFIC tax and interest charge rules described above on any such deemed dividend.

U.S. holders should consult their own tax advisors regarding the PFIC rules in connection with the Offer.

Information Reporting and Backup Withholding

Under U.S. Treasury Regulations, we must report annually to the IRS and to each holder the amount of dividends paid to such holder on our Ordinary Shares and the tax withheld with respect to those dividends, regardless of whether withholding was required. In the case of a non-U.S. holder, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The gross amount of dividends paid to a holder that fails to provide the appropriate certification in accordance with applicable U.S. Treasury Regulations generally will be reduced by backup withholding at the applicable rate (currently 28%).

In order for a non-U.S. holder to qualify as an exempt recipient, that holder must submit an applicable IRS Form W-8, signed under penalties of perjury, attesting to that holder’s exempt status. A non-U.S. holder that is an exempt recipient is not subject to information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a U.S. office of a broker. U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of Ordinary Shares where the transaction is effected outside the U.S. through a foreign office of a foreign broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person, (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (iii) a controlled foreign corporation as defined in the Code or (iv) a foreign partnership with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury Regulations.

Non-Participation in the Offer and Expected Future Activities

Holders of Ordinary Shares who do not tender any of their Ordinary Shares in the Offer will not recognize any gain or loss for U.S. federal income tax purposes as a result of the consummation of the Offer.  We anticipate that following the Transaction, we will seek shareholder approval to reincorporate in Maryland prior to January 1, 2013 and will elect to be treated as a REIT effective as of January 1, 2013.

If the shareholders approve our reincorporation in Maryland, we expect that we will reincorporate by merging into a Maryland corporation and our holders will receive common stock of the Maryland corporation in exchange for their Ordinary Shares.  Such merger will be intended to qualify as a reorganization under the provisions of Section 368(a) of the Code, and the income tax consequences summarized below are based on the assumption that the merger will qualify as a reorganization.  In general, we do not expect to recognize any gain or loss as a result of the reincorporation.  Our holders, however, may recognize income or gain under Section 367(b) of the Code depending on their particular characteristics.  Holders that are United States persons within the meaning of the Code that own, directly or constructively, 10% or more of our stock (“10% U.S. Holders”) or foreign corporations with respect to which United States persons own, directly or constructively, 10% or more of such foreign corporations (“10% U.S.-Owned Foreign Corporate Holders”) will be required to include in income as a deemed dividend the “all earnings and profits” amount with respect to their stock.  The “all earnings and profits” amount generally will be such holder’s share of our accumulated earnings and profits reduced by any previously taxed income under section 1293 of the Code (relating to qualified electing funds) or section 951 of the Code (relating to controlled foreign corporations) and by any income that is effectively connected with a trade or business in the

U.S.  U.S. holders that are not 10% U.S. Holders and who hold $50,000 or more in value of our stock generally will be required to recognize gain (but not loss) on the reincorporation equal to the difference between the fair market value of our stock held by the holder after the reincorporation and the holder’s adjusted tax basis in our stock.  Such holders may elect to include their “all earnings and profits” amount instead of any gain.  Non-U.S. holders that are not 10% U.S.-Owned Foreign Corporate Holders may be entitled to nonrecognition of any gain upon the reincorporation.  Holders should consult their own tax advisors regarding the treatment of the reincorporation.

The remainder of this section assumes that we reincorporate in Maryland and elect to be treated as a REIT.  The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section are based on the Code, current, temporary and proposed U.S. Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this discussion. Future legislation, U.S. Treasury regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received and will not receive any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND SALE OF OUR STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT.  SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of FlatWorld

We intend to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ending on December 31, 2013.  We intend that, commencing with such taxable year, we will be organized in conformity with the requirements for qualification as a REIT under the Code, and we intend to operate in a manner that will enable us to meet, on a continuing basis, the requirements for qualification as a REIT, but no assurances can be given that we will be successful in operating in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its holders. These laws are highly technical and complex.

Our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve, among others, the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. No assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. We may have to use one or more REIT savings provisions discussed below, which could require us to pay an excise or penalty tax (which could be material) in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

As long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the REIT taxable income that we currently distribute to our holders. However, taxable income generated by any taxable REIT subsidiaries (“TRSs”) that we may own will be subject to regular corporate income tax. The benefit of REIT tax treatment is that it avoids the double taxation, or taxation at both the corporate and holder levels, that generally results from owning stock in a corporation. However, we will be subject to U.S. federal tax in the following circumstances:

•      We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to holders during, or within a specified time period after, the calendar year in which the income is earned.

•      We may be subject to the “alternative minimum tax” on any items of tax preference, including any deductions of net operating losses, that we do not distribute or allocate to holders.

•      We will pay income tax at the highest corporate rate on:

•      net income from the sale or other disposition of property acquired through foreclosure, or foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, and

•      other non-qualifying income from foreclosure property.

•      We will pay a 100% tax on our net income earned from prohibited transactions involving sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•      If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “— Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied in either case by a fraction intended to reflect our profitability.

•      In the event of a failure of the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote test or the 10% value test (as described below under “— Asset Tests”)), as long as the failure was due to reasonable cause and not to willful neglect, we file a description of the assets that caused such failure with the IRS, and we dispose of the assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy any of the asset tests.

•      If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests or the asset tests, as long as such failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•      If we fail to distribute during a calendar year at least the sum of:

•     85% of our REIT ordinary income for the year,

•     95% of our REIT capital gain net income for the year, and

•     any undistributed taxable income required to be distributed from earlier periods,

we will pay a 4% nondeductible excise tax on the excess of the required distribution over the sum of (1) the amount we actually distributed and (2) any retained amounts on which income tax has been paid at the corporate level.

•      We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. holder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the holder) and would receive a credit or refund for its proportionate share of the tax we paid.

•      We will be subject to a 100% excise tax on transactions with a TRS that are not conducted on an arm’s-length basis.

•      If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

•     the amount of gain that we recognize at the time of the sale or disposition, and

•     the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

•      We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s holders, as described below in “— Recordkeeping Requirements.”

•      The earnings of our lower-tier entities that are subchapter C corporations, including any TRS, will be subject to U.S. federal corporate income tax.

•      In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, TRSs will be subject to federal, state and local corporate income tax on their taxable income.

•      If we own a residual interest in a REMIC, we will be taxable at the highest corporate rate on the portion of any excess inclusion income that we derive from the REMIC residual interests equal to the percentage of our stock that is held in record name by “disqualified organizations.” Although the law is unclear, IRS guidance indicates that similar rules may apply to a REIT that owns an equity interest in a taxable mortgage pool.  To the extent that we own a REMIC residual interest or a taxable mortgage pool through a TRS, we will not be subject to this tax.  A “disqualified organization” includes (i) the United States; (ii) any state or political subdivision of the United states; (iii) any foreign government; (iv) any international organization; (v) any agency or instrumentality of any of the foregoing; (vi) any other tax-exempt organization (other than a farmer’s cooperative described in Section 521 of the Code) that is exempt from income taxation and is not subject to taxation under the unrelated business taxable income provisions of the Code; and (vii) any rural electrical or telephone cooperative. We do not currently intend to hold REMIC residual interests or engage in financing activities that may result in treatment of us or a portion of our assets as a taxable mortgage pool. For a discussion of “excess inclusion income,” see “— Requirements for Qualification — Taxable Mortgage Pools.”

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

(1) It is managed by one or more trustees or directors.

(2) Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

(3) It would be taxable as a domestic corporation, but for the REIT provisions of the U.S. federal income tax laws.

(4) It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.

(5) At least 100 persons are beneficial owners (determined without reference to any rules of attribution) of its shares or ownership certificates.

(6) Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

(7) It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

(8) It meets certain other qualification tests, described below, regarding the nature of its income and assets and the distribution of its income.

(9) It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws.

(10) It has no earnings and profits from any non-REIT taxable year at the close of any taxable year.

We must meet requirements 1 through 4, 7, 8 and 9 during our entire taxable year, meet requirement 10 at the close of each taxable year and meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2014 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter will provide restrictions regarding the transfer and ownership of our common stock. See “Business of Orchid Island — Tax Structure Commencing with FlatWorld’s Taxable Year Ending December 31, 2013.”  We believe that we will issue sufficient common stock with sufficient diversity of ownership to allow us to satisfy requirements 5 and 6 above. The restrictions in our charter are intended (among other things) to assist us in continuing to satisfy requirements 5 and 6 described above. These restrictions, however, will not ensure that we will, in all cases, be able to satisfy such stock ownership requirements, and those restrictions will not prevent certain transfers of our warrants that could cause us to fail to satisfy the requirements described above. If we fail to satisfy these stock ownership requirements, our qualification as a REIT may terminate.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by U.S. Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. In addition, we must satisfy all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification and use a calendar year for federal income tax purposes. We intend to continue to comply with these requirements.

As noted above, our holders will be required to recognize certain income and gain as a result of our reincorporation.  As a result, our earnings and profits during the time that we are a British Virgin Islands company, other than any earnings and profits that are effectively connected with the conduct of a trade or business in the United States, will not carry over to us as Maryland corporation.  We have not had and do not expect to have any earnings and profits that are effectively connected with the conduct of a trade or business in the United States during the time that we are a British Virgin Islands company.  As a result, we expect to satisfy requirement 10.

Qualified REIT Subsidiaries.  A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. A “qualified REIT subsidiary” is disregarded for U.S. federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit for all purposes of the Code, including the REIT qualification tests.

Other Disregarded Entities and Partnerships.  An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its parent for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. For purposes of the 10% value test (see “— Asset Tests”), our proportionate share will be based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Thus, our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries.  A REIT is permitted to own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation with respect to which a TRS directly or indirectly owns more than 35% of the voting power or value of the outstanding securities will automatically be treated as a TRS. However, an entity will not qualify as a TRS if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary or a REIT unless we and such corporation elect to treat such corporation as a TRS. Overall, no more than 25% of the value of a REIT’s total assets may consist of stock or securities of one or more TRSs.

Domestic TRSs are subject to U.S. federal income tax, as well as state and local income tax where applicable, on their taxable income. To the extent that a domestic TRS is required to pay taxes, it will have less cash available for distribution to us.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We intend that all of our transactions with any TRS that we form will be conducted on an arm’s-length basis, but there can be no assurance that we will be successful in this regard.

Taxable Mortgage Pools.  An entity, or a portion of an entity, may be classified as a taxable mortgage pool, or TMP, under the Code if:

•      substantially all of its assets consist of debt obligations or interests in debt obligations;

•      more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

•      the entity has issued debt obligations that have two or more maturities; and

•      the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under U.S. Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are not considered to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP.

A TMP generally is treated as a corporation for U.S. federal income tax purposes. It cannot be included in any consolidated U.S. federal corporate income tax return. However, if a REIT is a taxable mortgage pool, or if a REIT owns a qualified REIT subsidiary that is a taxable mortgage pool, then a portion of the REIT’s income will be treated as “excess inclusion income” and a portion of the dividends the REIT pays to its stockholders will be considered to be excess inclusion income. Similarly, a portion of the income from a REMIC residual interest may be treated as excess inclusion income.  A holder’s share of excess inclusion income (a) would not be allowed to be offset by any losses otherwise available to the holder, (b) would be subject to tax as unrelated business taxable income, or UBTI, in the hands of most types of holders that are otherwise generally exempt from U.S. federal income tax, and (c) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction under any otherwise applicable income tax treaty, to the extent allocable to most types of foreign holders. IRS guidance indicates that a REIT’s excess inclusion income will be allocated among its holders in proportion to its dividends paid. However, the manner in which excess inclusion income would be allocated to dividends attributable to a tax year that are not paid until a subsequent tax year or to dividends attributable to a portion of a tax year when no excess inclusion income-generating assets were held or how such income is to be reported to holders is not clear under current law. Although the law is unclear, the IRS has taken the position that a REIT is taxable at the highest corporate tax rate on the portion of any excess inclusion income that it derives from an equity interest in a TMP equal to the percentage of its stock that is held in record name by “disqualified organizations” (as defined above under “— Taxation of Our Company”). In that case, under our charter, we will reduce distributions to such holders by the amount of tax paid by us that is attributable to such holder’s ownership. U.S. Treasury regulations provide that such a reduction in distributions does not give rise to a preferential dividend that could adversely affect our compliance with the distribution requirement. (see “— Distribution Requirements.”)

If we own less than 100% of the ownership interests in a subsidiary that is a TMP, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for U.S. federal income tax purposes, and would be subject to federal corporate income tax. In addition, this characterization would alter our REIT income and asset test calculations and could adversely affect our compliance with those requirements.

Although we will leverage our investments in Agency RMBS, we believe that our financing transactions will not cause us or any portion of our assets to be treated as a TMP, and we do not expect that any portion of our dividend distributions will be treated as excess inclusion income.

Gross Income Tests

We must satisfy two gross income tests annually to qualify as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•      rents from real property;

•      interest on debt secured by a mortgage on real property, or on interests in real property;

•      dividends or other distributions on, and gain from the sale of, shares in other REITs;

•      gain from the sale of real estate assets;

•      income and gain derived from foreclosure property (as described below);

•      income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC; and

•      income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test (except for income derived from the temporary investment of new capital), other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions,” as defined in “— Hedging Transactions,” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “— Foreign Currency Gain.”  Finally, gross income attributable to cancellation of indebtedness income (“COD”) will be excluded from both the numerator and denominator for purposes of both gross income tests. We will monitor the amount of our non-qualifying income and will seek to manage our investment portfolio to comply at all times with the gross income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Interest.  The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

•      an amount that is based on a fixed percentage or percentages of receipts or sales; and

•      an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, market discount, original issue discount, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property — that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

We intend to invest in Agency RMBS that are pass-through certificates and CMOs (including IOs, IIOs and POs).  Other than income from derivative instruments, as described below, we expect that all of the income on our Agency RMBS will be qualifying income for purposes of the 95% gross income test. We expect that the Agency RMBS that are pass-through certificates will be treated as interests in a grantor trust and that Agency RMBS that are CMOs will be treated as regular interests in a REMIC for U.S. federal income tax purposes. In the case of Agency RMBS treated as interests in a grantor trust, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. Although the IRS has ruled generally that the interest income from non-CMO Agency RMBS is qualifying income for purposes of the 75% gross income test, it is not clear how this guidance would apply to secondary market purchases of non-CMO Agency RMBS at a time when the loan-to-value ratio of one or more of the mortgage loans backing the Agency RMBS is greater than 100%. In the case of Agency RMBS treated as interests in a REMIC, such as CMOs, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% gross income test. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our income from our interest in the REMIC will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest rate swap or cap contracts or other derivative instruments that potentially could produce nonqualifying income for the holders of the related REMIC securities. We expect that a sufficient portion of income from our Agency RMBS will be qualifying income so that we will satisfy both the 95% and 75% gross income tests. However, there can be no assurance that we will satisfy both the 95% and 75% gross income tests.

We may purchase Agency RMBS through delayed delivery contracts, including TBAs. We may recognize income or gains on the disposition of delayed delivery contracts. For example, rather than take delivery of the Agency RMBS subject to a TBA, we may dispose of the TBA through a “roll” transaction in which we agree to purchase similar securities in the future at a predetermined price or otherwise, which may result in the recognition of income or gains. We will account for roll transactions as purchases and sales. The law is unclear with respect to the qualification of gains from dispositions of delayed delivery contracts as gains from the sale of real property (including interests in real property and interests in mortgages on real property) or other qualifying income for purposes of the 75% gross income test. Until we receive a favorable private letter ruling from the IRS or we receive an opinion of counsel to the effect that income and gain from the disposition of delayed delivery contracts should be treated as qualifying income for purposes of the 75% gross income test, we will limit our gains from dispositions of delayed delivery contracts and any non-qualifying income to no more than 25% of our gross income for each calendar year. Accordingly, our ability to dispose of delayed delivery contracts through roll transactions or otherwise could be limited. Moreover, even if we are advised by counsel that income and gains from dispositions of delayed delivery contracts should be treated as qualifying income, it is possible that the IRS could successfully take the position that such income is not qualifying income. In the event that such income were determined not to be qualifying for the 75% gross income test, we could be subject to a penalty tax or we could fail to qualify as a REIT if such income and any non-qualifying income exceeds 25% of our gross income. See “— Failure to Qualify.”

Dividends.  Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest will be qualifying income for purposes of both gross income tests.

Fee Income.  Fee income will be qualifying income for purposes of both the 75% and 95% gross income tests if it is received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees, such as fees received for servicing or originating loans, are not qualifying for purposes of either gross income test. We currently do not anticipate earning non-qualifying fee income.

Foreign Currency Gain.  Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” is excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” is excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income tests. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Rents from Real Property.  We currently do not hold, and do not intend to acquire, any real property, but we may acquire real property or an interest therein in the future. To the extent that we acquire real property or an interest therein, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•      First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of receipts or sales.

•      Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS, and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space or (ii) the TRS leases a qualified lodging facility or qualified health care property and engages an “eligible independent contractor” to operate such facility or property on its behalf. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant.

•      Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•      Fourth, we generally must not operate or manage our real property or furnish or render noncustomary services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we may provide services directly to tenants if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS, which may provide customary and noncustomary services to tenants without tainting our rental income from the related properties.

Hedging Transactions.  From time to time, we will enter into hedging transactions with respect to one or more of our assets or liabilities. Income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test and the 75% gross income test. A “hedging transaction” includes any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate changes, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. A “hedging transaction” also includes any transaction entered into primarily to manage risk of currency fluctuations with respect to any item of income or gain that is qualifying income for purposes of the 75% or 95% gross income test (or any property which generates such income or gain). We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. To the extent that we hedge for other purposes or to the extent that a portion of the assets financed with the applicable borrowing are not treated as “real estate assets” (as described below under “— Asset Tests”) or in certain other situations, the income from those transactions will likely be treated as non-qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that is consistent with satisfying the requirements for qualification as a REIT, but we cannot assure you that we will be able to do so. We may, however, find that in certain instances we must hedge risks incurred by us through transactions entered into by a TRS. Hedging our risk through a TRS would be inefficient on an after-tax basis because of the tax liability imposed on the TRS.

Prohibited Transactions.  A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Any such income will be excluded from the application of the 75% and 95% gross income tests. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. There can be no assurance, however, that the IRS will not successfully assert a contrary position, in which case we would be subject to the prohibited transaction tax on the gain from the sale of those assets. To the extent we intend to dispose of an asset that may be treated as held “primarily for sale to customers in the ordinary course of a trade or business,” we may contribute the asset to a TRS prior to the disposition.

Foreclosure Property.  We will be subject to tax at the maximum corporate rate on any income (including foreign currency gain) from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests as long as the property qualifies as foreclosure property (see the discussion below regarding the grace period during which property qualifies as foreclosure property). Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•      that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•      for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

•      for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•      on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test disregarding income from foreclosure property, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test disregarding income from foreclosure property;

•      on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•      which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Failure to Satisfy Gross Income Tests.  If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions generally will be available if:

•      our failure to meet such tests is due to reasonable cause and not due to willful neglect; and

•      following such failure for any taxable year, a schedule of the sources of our income is filed with the IRS.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of FlatWorld,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•      cash or cash items, including certain receivables and investments in money market funds;

•      government securities;

•      interests in real property, including leaseholds and options to acquire real property and leaseholds;

•      interests in mortgage loans secured by real property;

•      stock (or transferable certificates of beneficial interest) in other REITs;

•      investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term; and

•      regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under the U.S. federal income tax laws, determined as if we held such assets, we will be treated as holding directly our proportionate share of the assets of such REMIC.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities (other than any TRS we may own) may not exceed 5% of the value of our total assets, or the 5% asset test.

Third, of our investments not included in the 75% asset class, we may not own (i) more than 10% of the total voting power of any one issuer’s outstanding securities, which we refer to as the 10% vote test, or (ii) more than 10% of the total value of any one issuer’s outstanding securities, which we refer to as the 10% value test.

Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

For purposes of the 5% asset test, the 10% vote test, the 10% value test and the 25% securities test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary, mortgage loans or mortgage-backed securities that constitute real estate assets. For purposes of the 10% value test, the term “securities” does not include:

•      “Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•      a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•      a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•      Any loan to an individual or an estate.

•      Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•      Any obligation to pay “rents from real property.”

•      Certain securities issued by governmental entities.

•      Any security issued by a REIT.

•      Any debt instrument of an entity treated as a partnership for U.S. federal income tax purposes to the extent of our interest as a partner in the partnership.

•      Any debt instrument of an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

We expect that our investments in Agency RMBS will be qualifying assets for purposes of the 75% asset test because they are real estate assets or government securities. With respect to Agency RMBS that are pass-through certificates, we expect that the Agency RMBS will be treated as interests in a grantor trust and that Agency RMBS that are CMOs (including IOs, IIOs, and POs) will be treated as regular interests in a REMIC for U.S. federal income tax purposes. In the case of Agency RMBS treated as interests in a grantor trust, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. Such mortgage loans will generally qualify as real estate assets to the extent that they are secured by real property. The IRS recently issued Revenue Procedure 2011-16, which provided a safe harbor under which the IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of (1) the fair market value of the real property securing the loan determined as of the date the REIT committed to acquire the loan or (2) the fair market value of the loan on the date of the relevant quarterly REIT asset testing date. Additionally, although the IRS has ruled generally that Agency RMBS that are pass-through certificates are real estate assets for purposes of the 75% asset test, it is not clear how this guidance would apply to secondary market purchases of Agency RMBS that are pass-through certificates at a time when a portion of one or more mortgage loans backing the Agency RMBS is not treated as real estate assets as a result of the loans not being treated as fully secured by real property. In the case of Agency RMBS that are CMOs, which will be treated as regular interests in a REMIC, such interests will generally qualify as real estate assets. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC interests will qualify as real estate assets. To the extent any Agency RMBS are not treated as real estate assets, we expect such Agency RMBS will be treated as government securities because they are issued or guaranteed as to principal or interest by the United States or by a person controlled or supervised by and acting as an instrumentality of the government of the United States pursuant to authority granted by the Congress of the United States.

Orchid Island has entered into, and we intend to enter into, repurchase agreements under which we would nominally sell certain of our Agency RMBS to a counterparty and simultaneously enter into an agreement to repurchase the sold assets in exchange for a purchase price that reflects a financing charge. Based on positions the IRS has taken in analogous situations, we believe that these transactions will be treated as secured debt and that we will be treated for REIT asset and gross income test purposes as the owner of the Agency RMBS that are the subject of any such agreement notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that neither we nor Orchid Island owned the Agency RMBS during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

We may purchase Agency RMBS through delayed delivery contracts, including TBAs. The law is unclear with respect to the qualification of delayed delivery contracts as real estate assets or government securities for purposes of the 75% asset test. Until we receive a favorable private letter ruling from the IRS or we receive an opinion from counsel to the effect that delayed delivery contracts should be treated as qualifying assets for purposes of the 75% asset test, we will limit our aggregate investment in delayed delivery contracts, including TBAs, and any nonqualifying assets to no more than 25% of our total assets at the end of any calendar quarter and will limit our investment in the delayed delivery contracts of any one issuer to less than 5% of our total assets at the end of any calendar quarter. Accordingly, our ability to purchase Agency RMBS through delayed delivery transactions could be limited. Moreover, even if we are advised by counsel that delayed delivery transactions should be treated as qualifying assets, it is possible that the IRS could successfully take the position that such assets are not qualifying assets. In the event that such assets were determined not to be qualifying for the 75% asset test, we could be subject to a penalty tax or we could fail to qualify as a REIT. See “— Failure to Qualify.”

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurance, however, that we will be successful in this effort. In this regard, we will need to value our investment in our assets to ensure compliance with the asset tests. Although we will seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a different value is applicable in which case we might not satisfy the 75% asset test and the other asset tests and, thus could fail to qualify as a REIT. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•     we satisfied the asset tests at the end of the preceding calendar quarter; and

•     the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that we violate the 5% asset test, the 10% vote test or the 10% value test described above at the end of any calendar quarter, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of the total value of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure. In the event of a failure of any of the asset tests (other than a de minimis failure described in the preceding sentence), as long as the failure was due to reasonable cause and not due to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure, (ii) file a schedule with the IRS describing the assets that caused such failure in accordance with regulations promulgated by the Secretary of the Treasury and (iii) pay a tax equal to the greater of $50,000 or the highest rate of U.S. federal corporate income tax on the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

We believe that the investments that we will hold will satisfy the foregoing asset test requirements. However, we will not obtain independent appraisals to support our conclusions as to the value of our assets and securities, or the real estate collateral for the mortgage loans that support our Agency RMBS. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each taxable year we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our holders in an aggregate amount at least equal to:

•   the sum of

•     90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain, and

•     90% of our after-tax net income, if any, from foreclosure property, minus

•   the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (a) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration, or (b) we declare the distribution in October, November or December of the taxable year, payable to holders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (a) are taxable to the holders in the year in which paid, and the distributions in clause (b) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to holders. Furthermore, if we fail to distribute during a calendar year, or by the end of the following January after the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•     85% of our REIT ordinary income for such year,

•     95% of our REIT capital gain income for such year, and

•     any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of cash, including distributions from our subsidiaries, and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Possible examples of those timing differences include the following:

•      Because we may deduct capital losses only to the extent of our capital gains, we may have taxable income that exceeds our economic income.

•      We will recognize taxable income in advance of the related cash flow if any of our Agency RMBS are deemed to have original issue discount. We generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account losses until they are actually incurred.

•      We may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount may be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, we dispose of the debt investment or any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain debt instruments are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

Although several types of non-cash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% nondeductible excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends of our stock or debt securities.

Pursuant to IRS Revenue Procedure 2010-12, the IRS has indicated that it will treat distributions from publicly-traded REITs that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirements and qualify for the dividends paid deduction for U.S. federal income tax purposes. In order to qualify for such treatment, IRS Revenue Procedure 2010-12 requires that at least 10% of the total distribution be payable in cash and that each holder have a right to elect to receive its entire distribution in cash. IRS Revenue Procedure 2010-12 applies to distributions declared on or before December 31, 2012 with respect to taxable years ending on or before December 31, 2011. Although Revenue Procedure 2010-12 will not apply to us, the IRS has issued private letter rulings to other REITs granting similar treatment to elective cash/stock dividends made prior to the issuance of Revenue Procedure 2010-12. Those rulings may only be relied upon by the taxpayers to whom they were issued, but we could request a similar ruling from the IRS. Accordingly, it is unclear whether and to what extent we will be able to pay taxable dividends payable in cash and stock in later years. We currently do not intend to pay taxable dividends payable in cash and stock.

In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents.

To qualify as a REIT, we may not have, at the end of any taxable year, any undistributed earnings and profits accumulated in any non-REIT taxable year. We may satisfy the 90% distribution test with taxable distributions of our stock or debt securities.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our holders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our holders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Gross Income Tests” and “— Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to U.S. federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to holders. In fact, we would not be required to distribute any amounts to holders in that year. In such event, to the extent of our current or accumulated earnings and profits, all distributions to holders would be taxable as ordinary income. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Holders

As long as we qualify as a REIT, a taxable U.S. holder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A corporate U.S. holder will not qualify for the dividends received deduction generally available to corporations. In addition, for taxable years beginning after December 31, 2012, dividends paid to certain individuals, trusts or estates will be subject to a 3.8% Medicare tax. We may pay taxable dividends of our stock or debt securities. In the case of such a taxable distribution of our stock or debt securities, U.S. holders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the dividend with cash from other sources, including sales of our stock or debt securities.

As discussed below under “Description of Securities — Warrants,” warrants have been and will be held by our holders and FWAC Holdings. The terms of the warrants contain anti-dilution provisions. If the IRS were to determine that adjustments made pursuant to the anti-dilution provisions were not made pursuant to a bona fide, reasonable adjustment formula or there is otherwise a lack of an appropriate anti-dilution adjustment resulting in an increase in the proportionate interest of the holders of our common stock in our earnings and profits or assets, such increase may result in a constructive distribution that could be taxable as a dividend to the holders of shares of common stock.

A U.S. holder generally will take into account as long-term capital gain any distributions that we properly designate as capital gain dividends without regard to the period for which the U.S. holder has held our common stock. A corporate U.S. holder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we recognize in a taxable year. In that case, to the extent we designate such amount on a timely notice to such holder, a U.S. holder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. holder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. holder would increase the basis in its common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. holder will not incur tax on a distribution in excess of our current or accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. holder’s common stock. Instead, the distribution will reduce the adjusted basis of the U.S. holder’s common stock. A U.S. holder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. holder’s adjusted basis in his or her common stock as long-term capital gain, or short-term capital gain if the common stock has been held for one year or less. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. holder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. holder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

Holders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, holders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify holders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

We may recognize taxable income in excess of our economic income, known as phantom income, in the first years that we hold certain investments, and experience an offsetting excess of economic income over our taxable income in later years. As a result, holders at times may be required to pay U.S. federal income tax on distributions that economically represent a return of capital rather than a dividend. These distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for U.S. federal income tax purposes. Taking into account the time value of money, this acceleration of U.S. federal income tax liabilities may reduce a holder’s after-tax return on his or her investment to an amount less than the after-tax return on an investment with an identical before-tax rate of return that did not generate phantom income. For example, if an investor with a 30% tax rate purchases a taxable bond with an annual interest rate of 10% on its face value, the investor’s before-tax return on the investment would be 10% and the investor’s after-tax return would be 7%. However, if the same investor purchased our common stock at a time when the before-tax rate of return was 10%, the investor’s after-tax rate of return on such common stock might be somewhat less than 7% as a result of our phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable holder will decrease.

If excess inclusion income from a taxable mortgage pool is allocated to any holder, that income will be taxable in the hands of the holder and will not be offset by any net operating losses of the holder that would otherwise be available. See “— Requirements for Qualification — Taxable Mortgage Pools.” As required by IRS guidance, we intend to notify our holders if a portion of a dividend paid by us is attributable to excess inclusion income.

Taxation of U.S. Holders on the Disposition of Common Stock

A U.S. holder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. holder has held the common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. holder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis. A holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. holder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. holder must treat any loss upon a sale or exchange of common stock held by such holder for six-months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. holder treats as long-term capital gain. All or a portion of any loss that a U.S. holder realizes upon a taxable disposition of our common stock may be disallowed if the U.S. holder purchases our common stock or substantially identical common stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate, absent congressional action, is scheduled to increase to 39.6% in 2013. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates, absent congressional action, is scheduled to increase to 20% for sales and exchanges of assets held for more than one year occurring after December 31, 2012. The maximum tax rate on long-term capital gain from “section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property. In addition, for taxable years beginning after December 31, 2012, capital gains recognized by certain individuals, trusts or estates will be subject to a 3.8% Medicare tax.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our holders taxed at individual rates at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Taxation of Tax-Exempt Holders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt holders generally should not constitute UBTI. However, if a tax-exempt holder were to finance its investment in our common stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. In addition, our dividends that are attributable to excess inclusion income will constitute UBTI in the hands of most tax-exempt holders.  See “— Requirements for Qualification — Taxable Mortgage Pools.” Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Furthermore, a tax-exempt holder’s share of any excess inclusion income that we recognize would be subject to tax as UBTI.

Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock is required to treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

•      the percentage of our dividends that the tax-exempt trust would be required to treat as UBTI is at least 5%;

•      we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•      either: (i) one pension trust owns more than 25% of the value of our stock or (ii) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Holders

The following discussion addresses the rules governing U.S. federal income taxation of the ownership and sale of our common stock by non-U.S. holders. The rules governing U.S. federal income taxation of non-U.S. holders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their own tax advisers to determine the impact of federal, state, and local income tax laws on ownership of our common stock, including any reporting requirements.

A non-U.S. holder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” or USRPI, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. Our dividends that are attributable to excess inclusion income will be subject to the 30% withholding tax, without reduction for any otherwise applicable income tax treaty.  See “—

Requirements for Qualification — Taxable Mortgage Pools.”  However, if a distribution is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. holders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. holder. It is expected that the applicable withholding agent will withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. holder unless either:

•      a lower treaty rate applies and the non-U.S. holder files with the applicable withholding agent an IRS Form W-8BEN evidencing eligibility for that reduced rate, or

•      the non-U.S. holder files with the applicable withholding agent an IRS Form W-8ECI claiming that the distribution is effectively connected income.

However, reduced treaty rates are not available to the extent income allocated to the non-U.S. holder is excess inclusion income.

A non-U.S. holder will not incur U.S. tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that common stock. A non-U.S. holder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. holder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed both our current and accumulated earnings and profits, it is expected that the applicable withholding agent normally will withhold tax on the entire amount of any distribution at the same rate as it would withhold on a dividend. However, by filing a U.S. tax return, a non-U.S. holder may obtain a refund of amounts that the applicable withholding agent withheld if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For taxable years beginning after December 31, 2013, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to certain non-U.S. holders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for taxable years beginning after December 31, 2014, on proceeds from the sale of our common stock received by certain non-U.S. holders.  If payment of withholding taxes is required, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

For any year in which we qualify as a REIT, a non-U.S. holder could incur tax on distributions that are attributable to gain from our sale or exchange of USRPI, under the Foreign Investment in Real Property Act of 1980, or FIRPTA. A USRPI includes certain interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. The term “USRPI” does not generally include mortgage loans or RMBS, such as Agency RMBS. As a result, we do not anticipate that we will generate material amounts of gain that would be subject to FIRPTA. Under the FIRPTA rules, a non-U.S. holder is taxed on distributions attributable to gain from sales of USRPIs as if the gain were effectively connected with a U.S. business of the non-U.S. holder. A non-U.S. holder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. holders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate holder not entitled to treaty relief or exemption also might be subject to the 30% branch profits tax on such a distribution. The applicable withholding agent would be required to withhold 35% of any such distribution that we could designate as a capital gain dividend. A non-U.S. holder might receive a credit against its tax liability for the amount withheld.

However, if our common stock is regularly traded on an established securities market in the United States, capital gain distributions on our common stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as the non-U.S. holder does not own more than 5% of our common stock during the one-year period preceding the date of the distribution. As a result, non-U.S. holders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. No assurance can be made that our Ordinary Shares will be regularly traded on an established securities market in the United States immediately following the consummation of the Merger and reincorporation in Maryland.

A non-U.S. holder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock as long as we are not a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPIs, then the REIT will be a United States real property holding corporation. We do not anticipate that we will be a United States real property holding corporation based on our investment strategy. In the unlikely event that at least 50% of the assets we hold were determined to be USRPIs, gains from the sale of our common stock by a non-U.S. holder could be subject to a FIRPTA tax. However, even if that event were to occur, a non-U.S. holder generally would not incur tax under FIRPTA on gain from the sale of our common stock if we were a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. persons. We cannot assure you that this test will be met. If our common stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to our common stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. holder sells our common stock. Under that exception, the gain from such a sale by such a non-U.S. holder will not be subject to tax under FIRPTA if:

•      our common stock is treated as being regularly traded under applicable U.S. Treasury regulations on an established securities market; and

•      the non-U.S. holder owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period.

As noted above, no assurance can be made that our common stock will be regularly traded on an established securities market immediately following the consummation of the Merger and reincorporation in Maryland.

If we are a domestically controlled qualified investment entity and a non-U.S. holder disposes of our common stock during the 30-day period preceding a dividend payment, and such non-U.S. holder (or a person related to such non-U.S. holder) acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. holder, then such non-U.S. holder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. holder would be taxed on that gain in the same manner as U.S. holders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. holder generally will incur tax on gain not subject to FIRPTA if:

•      the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, or

•      the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a tax of 30% on his or her net capital gains.

Information Reporting Requirements and Backup Withholding, Shares Held Offshore

We will report to our holders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a holder may be subject to backup withholding at a rate of 31% in 2013 and thereafter, absent Congressional action, with respect to distributions unless the holder:

•      is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

•      provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A holder who does not provide the applicable withholding agent with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the holder’s income tax liability. In addition, the applicable withholding agent may be required to withhold a portion of capital gain distributions to any holders who fail to certify their U.S. status.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder provided that the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if the applicable withholding agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability if certain required information is timely furnished to the IRS. Holders are urged consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

For taxable years beginning after December 31, 2013, a U.S. withholding tax at a 30% rate will be imposed on dividends received by U.S. holders that own their stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for taxable years beginning after December 31, 2014, on proceeds from the sale of our common stock received by U.S. holders that own their stock through foreign accounts or foreign intermediaries.  We will not pay any additional amounts in respect of any amounts withheld.

State, Local and Foreign Taxes

We and our subsidiaries and holders may be subject to state, local or foreign taxation in various jurisdictions, including those in which we or they transact business, own property or reside. The state, local or foreign tax treatment of us and our holders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by us would not pass through to our holders against their U.S. federal income tax liability. Holders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our common stock.

Extension of the Offer; Termination; Amendment

We expressly reserve the right, at any time and from time to time prior to the scheduled Expiration Date, and regardless of whether any of the events set forth in “— Conditions of the Offer” shall have occurred or are deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Ordinary Shares. We will effect any such extension by giving oral or written notice of such extension to the Depositary and making a public announcement of the extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and reject for payment and not pay for any Ordinary Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Ordinary Shares upon the occurrence of any of the conditions specified in “Conditions of the Offer” by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for Ordinary Shares which we have accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1(c) under the Exchange Act, which requires that we must pay the consideration offered or return the Ordinary Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law (including Rule 13e-4 and Rule 14e-1(c) under the Exchange Act), we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in “Conditions of the Offer” have occurred or are deemed by us to have occurred, to amend the Offer prior to the Expiration Date to increase the Share Purchase Price, or otherwise if we determine such other amendments are required by applicable law or regulation. Amendments to the Offer may be made at any time and from time to time by public announcement. In the case of an extension of the Offer, such announcement must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law or regulation (including Rule 13e-4 and Rule 14e-1(c) under the Exchange Act), we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PR Newswire or another comparable service. Our rights set forth in the foregoing paragraph are subject to the terms and conditions of the Agreement and Plan of Reorganization, which provides that we may, without the consent of Orchid Island, extend or amend the Offer for any period required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Offer.

If we materially change the terms of the Offer or the information concerning the Offer, including the terms of the Agreement and Plan of Reorganization, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3), and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information; however, the Offer will remain open for at least five business days following the date that a notice concerning a material change in the terms of, or information concerning, the Offer is first published, sent or given to shareholders. If (i) we make any change to increase the Share Purchase Price for Ordinary Shares, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase is first published, sent or given to shareholders in the manner specified in this section, the Offer will be extended until the expiration of such period of 10 business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Fees and Expenses

We have retained Morrow & Co., LLC to act as Information Agent and Continental Stock Transfer & Trust Company to act as Depositary in connection with the Offer. The Information Agent may contact holders of securities by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and Depositary will receive reasonable and customary compensation for their respective services, will be reimbursed by FlatWorld for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent as described above) for soliciting tenders of Ordinary Shares pursuant to the Offer. Shareholders holding securities through brokers, dealers and other nominee shareholders are urged to consult the brokers, dealers and other nominee shareholders to determine whether transaction costs may apply if any such shareholder tenders Ordinary Shares through the brokers, dealers and other nominee shareholders and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Ordinary Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the Offer. We will not pay or cause to be paid any stock transfer taxes, if any, on our purchase of securities.

In addition, we will incur and pay reasonable and customary fees and expenses for financial printing services.

Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Ordinary Shares pursuant to the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Ordinary Shares residing in such jurisdiction.

You should only rely on the information contained in this document or to which we have referred you. We have not authorized any person to provide you with information or make any representation in connection with the Offer other than those contained in this Offer to Purchase, the Letter of Transmittal or in the other documents that constitute a part of the Offer. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, our board of directors, the Depositary or the Information Agent.

DESCRIPTION OF SECURITIES

The following is a summary of the rights and preferences of our securities and related provisions of our Charter and the Act.  While we believe that the following description covers the material terms of our securities, the description may not contain all the information that is important to you.  We encourage you to read carefully this entire Offer to Purchase, our Charter and the other documents we refer to for a more complete understanding of our securities.  See “Where You Can Find More Information.”

General

We are authorized to issue an unlimited number of Ordinary Shares, no par value per share, and up to five classes of preferred shares, no par value per share, with up to 1,000,000 shares per class for an aggregate of 5,000,000 preferred shares. As of July 26, 2012, we had outstanding (i) 2,869,375 Ordinary Shares, (ii) Warrants (including 2,000,000 Insider Warrants) to acquire 4,295,500 Ordinary Shares at an exercise price of $11.00 per share that will become exercisable 30 days after the consummation of the Merger and (iii) the Unit Purchase Option to acquire 88,000 Units, at $12.50 per unit, aggregating 88,000 Ordinary Shares and 88,000 Warrants to acquire 88,000 Ordinary Shares at an exercise price of $11.00 per share. No preferred shares are currently outstanding.

Units

We issued an aggregate of 2,295,500 Units in our IPO. Each Unit consists of one Ordinary Share and one Warrant. Each Warrant entitles its holder to purchase one Ordinary Share. Any shareholder may elect to separate a Unit and trade the Ordinary Share and Warrant separately or as a Unit.

Ordinary Shares

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. The rights of ordinary shareholders may only be amended by a resolution of a majority of ordinary shareholders. If our ordinary shareholders want us to hold a meeting, they may requisition the directors to hold one upon the written request of members entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%. In connection with a shareholder vote to approve our initial business transaction, if any, our Sponsor has agreed to vote its initial Ordinary Shares in favor of our initial business transaction. In addition, our Sponsor, officers, directors and members of our advisory board have also agreed to vote any Ordinary Shares acquired in the IPO or in the aftermarket in favor of our initial business transaction submitted to our shareholders for approval, if any. Our Sponsor, officers, directors and member of our advisory board have agreed to waive redemption rights and not to tender Ordinary Shares held by them in connection with any potential initial business transaction, including the Offer and the Merger.  We have also agreed not to purchase any such Ordinary Shares if they are tendered in the Offer.

Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of legally available funds. In the event of a liquidation or winding up of the company, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Ordinary Shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the Ordinary Shares, except that we will provide our shareholders with the opportunity to redeem their Ordinary Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and interest earned on the proceeds placed in the Trust Account, upon the consummation of our initial business transaction, subject to the limitations described herein.

Pursuant to our Charter, if we do not consummate a business transaction by September 9, 2012, we will enter into an automatic redemption of the Trust Account.  If we do not consummate a business transaction by September 9, 2012, we (i) will distribute the Trust Account, pro rata, to our public shareholders by way of redemption and (ii) intend to cease all operations except for the purposes of any winding up of our affairs.  Any redemption of public shareholders from the Trust Account will be effected automatically by function of our Charter prior to any voluntary winding up. In the event of the consummation of the Merger, FlatWorld will repurchase the Ordinary Shares held by FWAC Holdings, but in the event that we are unable to consummate the Merger and we redeem or liquidate the Trust Account and distribute the proceeds to our public shareholders, pursuant to FWAC Holdings’ agreement with us, such Ordinary Shares will not be entitled to a pro rata portion of the Trust Account.  See “Related Agreements — FWAC Holdings Share Repurchase Agreement.”

We do not currently intend to hold an annual meeting of shareholders until after we consummate our initial business transaction. Therefore, if our shareholders want us to hold a meeting prior to such consummation, they may requisition the directors to hold one upon the written request of members entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%.

Preferred Shares

Our Charter authorizes the issuance of 5,000,000 preferred shares divided into five classes, Class A through Class E, each comprising 1,000,000 preferred shares with such designation, rights and preferences as may be determined by our board of directors. We have five classes of preferred shares to give us flexibility as to the terms on which each Class is issued. Unlike Delaware law, all shares of a single class must be issued with the same rights and obligations. Accordingly, starting with five classes of preference shares will allow us to issue shares at different times on different terms. No preferred shares are currently issued or outstanding.  However, as noted below under “— Class A Preferred Shares,” we will issue 141,873 shares of Class A Preferred Shares to Bimini Capital in the Merger. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of Ordinary Shares. However, the underwriting agreement prohibits us, prior to a business transaction, from issuing preferred shares which participates in any manner in the proceeds of the Trust Account, or which votes as a class with the Ordinary Shares on a business transaction. We may issue some or all of the preferred shares to effect a business transaction. In addition, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any preferred shares, other than the Class A Preferred Shares, we cannot assure you that we will not do so in the future.

The rights of preferred shareholders may only be amended by a resolution of a majority of preferred shareholders (or ordinary shareholders if there are no preferred shares in issue). If our preferred shareholders want us to hold a meeting of preferred shareholders, they may requisition the directors to hold one upon the written request of preferred shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%.

Class A Preferred Shares

On or before the consummation of the Merger, FlatWorld will file its Eighth Amended and Restated Memorandum and Articles of Association (the “Charter Amendment”) with the BVI Registry of Corporate Affairs, which Charter Amendment will establish the designations, powers, preferences and relative, participation, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including without limitation preferences applicable to the Class A Preferred Shares, and which shall, unless otherwise set forth in the Charter, have the following rights and limitations:

•      Dividends ..  The Preferred Shares shall rank pari passu with the Ordinary Shares on an as-converted basis into Ordinary Shares; provided, however, that such Preferred Shares shall not participate in the Post-Merger Dividend;

•      Liquidation Preference.  In case of a voluntary or involuntary liquidation, dissolution or winding-up of the affairs of FlatWorld, the Preferred Shares shall share ratably in any distribution of assets on an as-converted basis into Ordinary Shares;

•      Conversion.  Each Preferred Share may be converted to 10 Ordinary Shares at any time after the established and announced record date for the Post-Merger Dividend, subject to adjustment in the event the number of outstanding Ordinary Shares is increased by a bonus issue of Ordinary Shares or by a division of Ordinary Shares, or decreased by a share combination or other similar event; and

•      Voting Rights.  Each Preferred Share confers on the holder the right to vote at a meeting of FlatWorld’s shareholders or on any resolution of FlatWorld’s shareholders on an as-converted basis.

Warrants

Public Warrants

We have outstanding Warrants to acquire 2,295,500 Ordinary Shares (excluding 2,000,000 Insider Warrants) which Warrants are sometimes referred to as the public Warrants. Each Warrant entitles the registered holder to purchase one Ordinary Share at a price of $11.00 per share, subject to adjustment as discussed below, at any time commencing 30 days following the completion of a business transaction, including the Merger.

The Warrants will expire five years from the date of our business transaction at 5:00 p.m., New York City time, or on September 9, 2012 if we have not consummated an initial business transaction by such time.

Holders of our public Warrants will be able to exercise the Warrants by paying the exercise price in cash only if we have an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to such Ordinary Shares and, even in the case when cashless exercise is permitted as provided below, such Ordinary Shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Warrants reside. Although we have undertaken in our warrant agreement, and therefore have a contractual obligation, to use our best efforts to maintain an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants following completion of a business transaction, and we intend to comply with our undertaking, we cannot assure you that we will be able to do so. The expiration of Warrants prior to exercise would result in each Unit holder paying the full Unit purchase price solely for the Ordinary Shares underlying the Unit.

Notwithstanding the foregoing, if a registration statement covering the Ordinary Shares issuable upon exercise of the Warrants is not effective by the 60th business day following the consummation of the Merger, warrantholders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis.

We may redeem the outstanding Warrants (excluding any Insider Warrants held by our Sponsor or its permitted assigns) without the consent of any third party or the representative of the underwriters:

•      in whole and not in part;

•      at a price of $0.01 per warrant at any time after the Warrants become exercisable;

•      upon not less than 30 days prior written notice of redemption; and

•      if, and only if, the last sales price of our Ordinary Shares equals or exceeds $16.50 per share (subject to adjustment for splits, dividends, recapitalization and other similar events) for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption;

provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the Warrants, we have an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to such Ordinary Shares.

If we call the Warrants for redemption, we will have the option to require all holders that subsequently wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for: that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the fair market value by (y) the fair market value. The “fair market value” shall mean the volume weighted average price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

The Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us.  The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of 65% of the then outstanding public Warrants in order to make any change that adversely affects the interests of the registered holders.

The redemption provisions for our Warrants have been established at a price which is intended to provide a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing ordinary share price and the warrant exercise price to absorb any negative market reaction to our redemption of the Warrants. There can be no assurance, however, that the price of the Ordinary Shares will exceed either $16.50 or the warrant exercise price of $11.00 after we call the Warrants for redemption and the price may in fact decline as a result of the limited liquidity following any such call for redemption.

The exercise price and number of Ordinary Shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of Ordinary Shares at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised, or through a cashless exercise (when permitted). The warrantholders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Warrantholders may elect to be subject to a restriction on the exercise of their Warrants such that an electing warrantholder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Ordinary Shares outstanding.

No fractional Ordinary Shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of Ordinary Shares to be issued to the warrantholder.

Insider Warrants

Our Sponsor purchased an aggregate of 2,000,000 Warrants (the “Insider Warrants”) from us at a price of $0.75 per Warrant in a private placement completed on December 15, 2010. The $1.5 million of proceeds received from the sale of the Insider Warrants were placed in the Trust Account. The Insider Warrants are identical to the Warrants sold in our IPO except that if held by the original holders or their permitted assigns, they (i) may be exercised for cash or on a cashless basis; and (ii) are not subject to being called for redemption. In addition, the Insider Warrants are subject to transfer restrictions until 30 days following the consummation of a business transaction. If we do not complete one or more business transactions on or by September 9, 2012 and we liquidate and dissolve pursuant to our Charter, the Insider Warrants will become worthless.

Because the Insider Warrants will become worthless if we do not consummate a business transaction, the personal and financial interests of our affiliates may influence their motivation in identifying and selecting a target business and completing a business transaction in a timely manner. These interests may influence the FlatWorld executive officers and directors in the negotiation of the Agreement and Plan of Reorganization and the approval of the other transactions contemplated in the Agreement and Plan of Reorganization and described in this Offer to Purchase.  See “The Transaction — Certain Benefits of FlatWorld’s Directors and Officers and Others in the Transaction.”

New Sponsor Warrants

Pursuant to the terms of the FWAC Holdings Repurchase Agreement, upon closing of the repurchase, which will occur 11 business days following the Expiration Date, FlatWorld will issue, pursuant to an exemption from registration under the Securities Act, New Sponsor Warrants to purchase an aggregate of 2,000,000 Ordinary Shares to our Sponsor.  Such New Sponsor Warrants will be exercisable for a period of three years following their issuance, commencing immediately upon issuance, at an exercise price of $9.25 per Ordinary Share. Upon exercise of a New Sponsor Warrant, we will have the option to provide an Ordinary Share or cash equal to the fair market value of an Ordinary Share.  In addition, no New Sponsor Warrant may be exercised if, as a result, any person or entity would own, beneficially or constructively, more than 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our Ordinary Shares.  For a description of the registration rights applicable to the New Sponsor Warrants, see “Related Agreements — Amended and Restated Registration Rights Agreement.”

Underwriters’ Unit Purchase Option

On December 15, 2010, as part of our IPO, we sold to the underwriters, for $100, a Unit Purchase Option to purchase up to a total of 88,000 Units at an exercise price of $12.50 per Unit.  The Units issuable upon exercise of this Unit Purchase Option are identical to those sold in our IPO.  This option is exercisable at $12.50 per Unit, and may be exercised on a cashless basis, in whole or in part, during the five-year period from the date of our IPO prospectus commencing on the consummation of a business transaction.  The Unit Purchase Option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of our IPO registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the Unit Purchase Option. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of Units issuable upon exercise of the Unit Purchase Option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the Unit Purchase Option will not be adjusted for issuances of shares at a price below its exercise price.

Changes in Authorized Shares

We are authorized to issue an unlimited number of Ordinary Shares which will be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the issued share capital. We may by resolution:

•      consolidate and divide all or any of our unissued authorized shares into shares of larger amount than our existing shares;

•      sub-divide our existing Ordinary Shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the Act;

•      cancel any Ordinary Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or

•      create new classes of shares with preferences to be determined by the board of directors at the time of authorization, subject to shareholder approval.

Directors

Our board of directors is divided into two classes with only one class of directors being elected in each year and each class serving a two-year term. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the Ordinary Shares eligible to vote in the elections can elect all of the directors.  The term of office of our current directors, consisting of Messrs. S.K. Gupta and Lamphere, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Messrs. Gupta and Valenty, will expire at our second annual meeting of shareholders.   Under the terms of our Charter, our board will not be classified immediately following consummation of the Merger.  See “Material Differences in the Rights of FlatWorld Shareholders Following the Transaction.”

Pursuant to the terms of the Agreement and Plan of Reorganization, at the Effective Time, the current members of our board of directors will resign and the board of directors of FlatWorld shall consist of the following Bimini Capital designees:  Robert E. Cauley (chairman of the board), G. Hunter Haas, IV, W. Coleman Bitting, John B. Van Heuvelen, Frank P. Filipps, and Ava L. Parker.  See “Management of FlatWorld Following the Transaction.”

Directors may vote on proposals, arrangements or contracts in which they are materially interested, provided that they disclose their interests to the board as soon as they become aware of such interests. Remuneration of directors may be fixed by a resolution of directors or any committee thereof. The directors may exercise all our powers to borrow money and to mortgage or charge our undertakings and property, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. There are no age limit requirements or shareholding requirements for directors.

Our Transfer Agent and Warrant Agent

The transfer agent for our Ordinary Shares and Units and warrant agent for our Warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004.

Our Information Agent

The Information Agent for the Offer is Morrow & Co., LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902.

MATERIAL DIFFERENCES IN THE RIGHTS OF FLATWORLD SHAREHOLDERS
FOLLOWING THE TRANSACTION

Following the consummation of the Transaction, FlatWorld shareholders who hold our Ordinary Shares will have the same rights set forth in our Charter as shareholders of FlatWorld prior to the Transaction, except that provisions of Articles 24.1 through 24.7 and Article 11.2.2 of FlatWorld’s Charter, which afford certain protections to holders of our Ordinary Shares issued as part of the Units in our IPO and which may not be amended prior to consummation of a business transaction unless at least a 75% majority of the shareholders in attendance at the meeting or voting by person or by proxy vote in favor of such amendment, will no longer be applicable following the consummation of the Merger. Such Articles provide for:

•      The establishment of the Trust Account for the deposit of the proceeds of our IPO which may not be disbursed until the earlier of a business transaction or 21 months following the consummation of the IPO in the event FlatWorld does not consummate a business transaction.

•      The redemption of Ordinary Shares held by public shareholders, effective upon consummation of a business transaction, for cash equal to the redemption price (as noted below) either through a tender offer or in conjunction with a shareholder vote and the solicitation of proxies.

•      If the redemption is conducted through a tender offer, FlatWorld shall file tender offer documents with the SEC containing substantially the same financial and other information about the business transaction and the redemption rights as is required under the Exchange Act proxy rules.

•      A holder is restricted from voting Ordinary Shares equal to more than 17.5% of the Ordinary Shares issued in the IPO.

•      We may consummate a business transaction only if holders of no more than 77.37% of the Ordinary Shares issued in the IPO redeem their Ordinary Shares and, if we hold a shareholder vote in connection therewith, a majority of the outstanding Ordinary Shares are voted in favor of the business transaction.

•      If we do not consummate a business transaction by September 9, 2012, we shall distribute the Trust Account to our public shareholders, pro rata, less taxes and interest earned on the IPO proceeds placed in the Trust Account, by way of redemption and cease all operations except for the purpose of any winding up of our affairs.

•      A holder of our Ordinary Shares shall receive funds from the Trust Account only in the event of a liquidation or distribution, the holder exercises its redemption rights or we redeem the shares in connection with a business transaction as noted above.

•      Prior to the consummation of a business transaction, we may not issue any additional stock that participates in the proceeds of the Trust Account or that votes as a class with the Ordinary Shares if we seek shareholder approval of a business transaction.

•      If the target business is affiliated with our Sponsor, or our directors or officers, we must obtain an opinion from an independent investment banking firm that the business transaction is fair to our shareholders from a financial point of view.

•      Our board of directors shall be classified into two classes.  Under the terms of our Charter, the article providing for a staggered board which classification shall terminate upon consummation of the Transaction, and therefore, our board will not be classified immediately after consummation of the Merger.

PRICE RANGE OF SECURITIES AND DIVIDENDS

FlatWorld

Price Range of FlatWorld Securities

The Ordinary Shares, Warrants and Units of FlatWorld are quoted on the OTCBB under the symbols “FWLAF,” “FWLWF” and “FTWAF,” respectively. The Units commenced public trading on December 10, 2010, and the Ordinary Shares and Warrants commenced separate trading on February 4, 2011.

The following table sets forth the high and low bid prices as quoted on the OTCBB for our Units for the period from December 10, 2010 through June 30, 2012 and our Ordinary Shares and Warrants for the period from February 4, 2011 through June 30, 2012.

	Units		Ordinary Shares		Warrants
Quarter Ended:	High	Low	High	Low	High	Low

June 30, 2012	$10.25	10.05	$10.06	9.95	$0.35	0.19
March 31, 2012	10.05	10.05	10.06	9.81	0.30	0.27
December 31, 2011	10.05	10.05	9.81	9.75	0.36	0.27
September 30, 2011	10.10	10.00	9.80	9.75	0.36	0.36
June 30, 2011	10.05	9.99	9.90	9.76	0.40	0.28
March 31, 2011	10.07	9.98	9.90	9.75	0.50	0.28
December 31, 2010	10.07	10.00	N/A	N/A	N/A	N/A

On August 17, 2012, the last reported closing prices of our Units, Ordinary Shares and Warrants were $10.05, $10.09 and $0.30, respectively, with none of the Units or Ordinary Shares trading on that date. On July 26, 2012, the last date on which there was trading of the Ordinary Shares before the public announcement of the Merger, the closing price on the OTCBB for FlatWorld’s Ordinary Shares was $10.09, and there was no trading of the Warrants or Units on that date.  The Warrants and Units last traded prior to that date on July 24, 2012, on which date the closing prices on the OTCBB for such Warrants and Units were $0.15 and $10.05, respectively.

Holders

As of July 26, 2012, there were two holders of record of our Ordinary Shares, one holder of record of our Warrants and two holders of record of our Units.

Dividends

We have not paid any cash dividends on our Ordinary Shares to date and do not intend to pay cash dividends prior to the completion of a business transaction.  However, following the consummation of the Merger, and as contemplated in the Agreement and Plan of Reorganization, we intend to declare the Post-Merger Dividend to each holder of Ordinary Shares following the completion of the Offer and the repurchase of the Sponsor’s Ordinary Shares as of a record date established by the FlatWorld board of directors which is no later than 12 business days following the consummation of the Merger, consisting of, for each Ordinary Share, (i) cash in an amount equal to the quotient of (x) $1,000,000, divided by (y) the number of Ordinary Shares outstanding immediately following the completion of the Offer and the repurchase of the Sponsor’s Ordinary Shares (estimated to be between $0.44 per share and $0.68 per share), and (ii) one warrant to purchase one Ordinary Share at an exercise price of $9.50.  Upon exercise of a newly-issued warrant, we will have the option to provide an Ordinary Share or cash equal to the fair market value of an Ordinary Share.  In addition, no newly-issued warrant may be exercised if as a result, any person or entity would own, beneficially or constructively, more than 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our shares.

The payment of any other cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business transaction and will be within the discretion of our then board of directors.  See “— Dividend Policy of FlatWorld Following the Transaction.”

Orchid Island

Price Range of Securities of Orchid Island

Historical market price information regarding Orchid Island’s common stock, which is Orchid Island’s only outstanding class of equity securities, is not provided because there is no public market for Orchid Island’s common stock.

As of July 26, 2012, there was one holder of Orchid Island’s common stock, which is its only outstanding class of equity securities.

Dividend Policy of Orchid Island

Orchid Island has not declared or paid any cash dividends on its securities to date and does not intend to pay cash dividends prior to the consummation of the Merger.

Dividend Policy of FlatWorld Following the Transaction

FlatWorld intends to declare the Post-Merger Dividend payable to all holders of Ordinary Shares following the completion of the Offer and the repurchase of the Sponsor’s Shares, as discussed above in “— FlatWorld — Dividends.” It is also the intent of the board of directors of FlatWorld following the consummation of the Merger to take such steps as are required to qualify FlatWorld as a REIT, including reincorporating FlatWorld from the British Virgin Islands to Maryland.

In addition, to qualify as a REIT, we will be required to distribute annually to our shareholders an amount at least equal to 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “Material U.S. Federal Income Tax Considerations – Non-Participation in the Offer and Expected Future Activities.”  Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes. Our cash available for distribution may be less than the amount required to meet the distribution requirements for REITs under the Code, and we may be required to borrow money, sell assets or make taxable distributions of our capital stock or debt securities to satisfy the distribution requirements. Additionally, we may pay future distributions from the proceeds of other securities offerings, and thus all or a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes.

Any distributions that we make to our shareholders will be authorized by and at the discretion of our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, which may include among other things, our actual results of operations, restrictions under applicable law, our capital requirements and the REIT requirements of the Code. We have not established a minimum payment distribution level, and we cannot assure you of our ability to make distributions to our shareholders in the future.

Distributions to shareholders generally will be taxable to our shareholders as ordinary income, although a portion of such distributions may be designated by us as long-term capital gain or qualified dividend income or may constitute a return of capital. We will furnish annually to each of our shareholders a statement setting forth distributions paid during the preceding year and their U.S. federal income tax treatment. For a discussion of the U.S. federal income tax treatment of our distributions if we reincorporate in Maryland and elect to be treated as a REIT, see “The Offer — Material U.S. Federal Income Tax Considerations – Non-Participation in the Offer and Expected Future Activities.”

BUSINESS OF FLATWORLD

Overview

FlatWorld is a blank check or special purpose acquisition company formed on June 25, 2010 for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction, one or more unidentified operating business or assets. We were not limited to a particular industry, geographic region or minimum transaction value for purposes of consummating an initial business transaction. FlatWorld is considered to be in the development stage as defined in FASB Accounting Standards Codification (“ASC”), or FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies.  We have neither engaged in any operations nor generated any revenues to date. If we are unable to consummate a business transaction by September 9, 2012 we (i) will distribute the Trust Account, pro rata, to our public shareholders by way of redemption and (ii) intend to cease all operations except for the purposes of any winding up of our affairs. In the event of our liquidation, the Warrants will expire worthless.

Offering Proceeds Held in Trust

FlatWorld consummated its IPO of 2,295,500 Units, including 95,500 Units which were sold subject to the underwriters’ over-allotment option. The net proceeds of the IPO, including proceeds from the over-allotment option and from the concurrent private sale of 2,000,000 Insider Warrants at a price of $0.75 per Warrant to FWAC Holdings, our Sponsor, and after deducting the underwriting discounts and commissions and the IPO expenses, were approximately $23,374,785. Such amount, including $182,638 of deferred underwriting commissions and discounts (subsequently waived) and $50,000 in deferred legal fees, was deposited into the Trust Account and invested in money market funds meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act. As of March 31, 2012, we had approximately $164,510 (including interest earned on funds in the Trust Account which we are entitled to in order to cover our operating expenses and the costs associated with our plan of dissolution and liquidation if we do not consummate a business transaction) that we may use to cover our operating expenses until September 9, 2012, and to cover the expenses incurred in connection with a business transaction. Except as set forth above, no funds in the Trust Account have been released and only the remaining interest income that FlatWorld may use for working capital requirements and amounts necessary for its tax obligations will be released until the earlier of the consummation of a business transaction or the liquidation of FlatWorld. The Trust Account contained $23,374,786 as of July 26, 2012.

If the Offer and Merger are each consummated, pursuant to our Charter, the funds held in the Trust Account will be released (i) to pay the liabilities and obligations of FlatWorld due and owing or incurred at or prior to the Effective Time, (ii) to shareholders of FlatWorld holding Ordinary Shares sold in our IPO who shall have validly tendered and not properly withdrawn their Ordinary Shares pursuant to our Charter, and whose Ordinary Shares we purchased in, the Offer, (iii) deferred legal fees related to our IPO, (iv) with respect to filings, applications and/ or other actions taken pursuant to the Agreement and Plan of Reorganization required under any antitrust laws, and (v) to third parties (e.g., professionals, advisors, printers, etc.) who have rendered services to FlatWorld in connection with the Transaction.

The holders of Ordinary Shares included in the Units sold in the IPO will be entitled to receive funds from the Trust Account only in the event of FlatWorld’s liquidation or if they validly tender and do not properly withdraw their Ordinary Shares, and such shares are purchased, pursuant to the Offer and the Merger is consummated. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account.

No Shareholder Approval of Business Transaction

Pursuant to the prospectus for our IPO, we are not required to seek shareholder approval before we effect our business transaction, as not all business transactions require shareholder approval under applicable British Virgin Islands law. Presented in the table below is a graphic explanation of certain types of business transactions and whether shareholder approval would be required under the Act for each such transaction.

Type of Transaction	Whether Shareholder Approval is Required
Purchase of Assets	No
Purchase of Stock of target not involving a merger with FlatWorld	No
Merger of target with a subsidiary of FlatWorld	No
Merger of FlatWorld with a target	Yes

Pursuant to the Agreement and Plan of Reorganization, the Merger is between a wholly-owned subsidiary of FlatWorld and Orchid Island, and therefore does not require shareholder approval under the Act.  Subject to the terms and conditions of the Offer, the Agreement and Plan of Reorganization and our Charter, we will consummate the Merger without seeking shareholder approval.

Redemption of Ordinary Shares and Liquidation if No Business Transaction

Pursuant to our Charter, we will only have until September 9, 2012, to consummate our initial business transaction. If we do not consummate a business transaction within such time, we (i) will distribute the Trust Account to our public shareholders, pro rata, less taxes and interest earned on the IPO proceeds placed in the Trust Account, as required by our Charter and (ii) intend to cease all operations except for the purpose of any winding up our affairs.  This redemption of public shareholders from the Trust Account shall be done automatically by function of our Charter and prior to any voluntary winding up.

Our Sponsor has waived its right to participate in any redemption with respect to its initial Ordinary Shares if we fail to consummate an initial business transaction. However, Ordinary Shares acquired by our Sponsor and those acquired by any of our officers, directors or affiliates in or after our IPO, will be entitled to a pro rata share of the Trust Account with respect to such Ordinary Shares in the event we do not consummate a business transaction by September 9, 2012, and we distribute the Trust Account by way of redemption. There will be no liquidating distribution with respect to our Warrants, which will expire worthless in the event we do not consummate a business transaction by September 9, 2012.

We will pay the costs of any liquidation from our remaining assets outside of the Trust Account (which may include accrued interest withdrawn for working capital purposes). If such funds are insufficient, the shareholders of our Sponsor have agreed that they will be liable to us, pro rata based on their indirect beneficial ownership in us prior to our IPO, to advance us the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the Trust Account to our public shareholders (currently anticipated to be no more than approximately $20,000) and have agreed not to seek repayment for such expenses.

Under British Virgin Islands law, shareholders could, in certain circumstances, be held liable for claims by third parties against a company to the extent of distributions received by them in a liquidation process. If we complied with the procedures set forth in Section 203 – 208 of the Act which are intended to ensure that we make reasonable provision for all claims against us, any liability of a shareholder with respect to a distribution should be limited to the lesser of such shareholder’s pro rata share of the claim or the amount distributed to the shareholder, and any liability of the shareholder should be barred after the period set forth in such notice. It will be our intention in any liquidation, after payment of the liquidation costs and any sums then due to creditors, that the liquidator distribute our assets to the public shareholders on a pari passu basis. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them in a liquidation.  We cannot assure you that we will have access to funds sufficient to pay or provide for all creditors’ claims.

Although we have sought, and will continue to seek, to have all third parties such as vendors and prospective target businesses enter into agreements with us waiving any interest to any assets held in the Trust Account, there is no guarantee that they will execute such agreements or that such agreements will be legally enforceable.  The shareholders of our Sponsor have agreed that they will be liable to us, pro rata based on their indirect beneficial ownership in us prior to our IPO, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement reduce the amounts in the Trust Account to below $10.18 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act.  In the event that an executed waiver is deemed to be unenforceable against a third party, our officers and directors will not be responsible to the extent of any liability for such third party claims.

If we are forced to enter into insolvent liquidation or a petition for winding up is filed against us which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.”  As a result, a court could seek to recover all amounts received by our shareholders.  Furthermore, because we intend to distribute the proceeds held in the Trust Account to our public shareholders promptly after the termination of our existence by operation of law, this may be viewed or interpreted as giving preference to our public shareholders over any potential creditors with respect to access to or distributions from our assets.  Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors.  We cannot assure you that claims will not be brought against us for these reasons.

Facilities

FlatWorld currently maintains its executive office at Palm Grove House, Road Town, Tortola, VG1110, British Virgin Islands.  FWC Management Services Ltd, an entity controlled by Messrs. Valenty and Gupta, charges us $7,500 per-month for use of this office space and, if necessary, access to facilities located in other jurisdictions, as well as for certain general and administrative services, including but not limited to receptionist, secretarial and general office services. The agreement commenced on December 9, 2010, and shall continue until the earliest to occur of: (i) the consummation of a business transaction or (ii) September 9, 2012. Our current office space, as well as the services provided by FWC Management

Services Ltd, are not currently used by or provided to any similar blank check companies. We consider our current office space adequate for our current operations.

Employees

FlatWorld currently has four executive officers and one part-time employee. These individuals are not obligated to devote any specific number of hours to FlatWorld’s matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on the stage of the initial business transaction process FlatWorld is in. Accordingly, because a target business has been selected, the executive officers will spend more time investigating such target business and negotiating and processing the initial business transaction (and consequently spend more time on FlatWorld’s affairs) than they did prior to locating a suitable target business. FlatWorld does not intend to have any full-time paid employees prior to the consummation of an initial business transaction.

Legal Proceedings

There is no litigation currently pending or, to our knowledge, contemplated against us, our Sponsor or any of our officers or directors in their capacities as such.

Post-Merger Reincorporation

Following the completion of the Transaction, FlatWorld intends to call a special meeting of its shareholders to approve a proposal to reincorporate in Maryland. The reincorporation will permit FlatWorld to qualify and elect to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 2013. FlatWorld generally will not be subject to U.S. federal income tax to the extent that it annually distributes all of its REIT taxable income to its shareholders and qualifies as a REIT.  It is anticipated that FlatWorld will conduct its business in a similar manner as conducted in the past by Orchid Island.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FLATWORLD

Overview

The following discussion should be read in conjunction with our financial statements, together with the notes to those statements, included elsewhere herein, and in conjunction with our other filings with the SEC.  See “Where You Can Find More Information.”  Our actual results may differ materially from those discussed in these forward-looking statements because of the risks and uncertainties inherent in future events.

We are a blank check or special purpose acquisition company formed as a British Virgin Islands business company with limited liability for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with one or more operating businesses or assets that we have yet to identify.  We intend to utilize cash derived from the proceeds of our IPO, the private placement of Insider Warrants, our share capital, debt or a combination of these in effecting a business transaction. Although substantially all of the net proceeds of the IPO and private placement are intended to be applied generally toward effecting a business transaction, the proceeds are not otherwise being designated for any more specific purposes. The issuance of additional Ordinary Shares in a business transaction:

•      may significantly dilute the equity interests of our shareholders;

•      may subordinate the rights of holders of Ordinary Shares if we issue preferred shares with rights senior to those afforded to our Ordinary Shares;

•      may cause a change in control if a substantial number of our Ordinary Shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

•      may adversely affect prevailing market prices for our Ordinary Shares.

Similarly, any issuance of debt securities could result in:

•      default and foreclosure on our assets if our operating cash flow after a business transaction is insufficient to pay our debt obligations;

•      acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

•      our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; covenants that limit our ability to acquire capital assets or make additional acquisitions;

•      our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding;

•      our inability to pay dividends on our Ordinary Shares;

•      using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our Ordinary Shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•      limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•      increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•      limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception to the closing of our IPO was limited to preparations for that event. Since the consummation of our IPO, our activity has been limited to evaluating business transaction candidates. We have not generated any operating revenues and will not until after completion of our initial business transaction, at the earliest. We will generate non-operating income in the form of interest income on cash and cash equivalents. We have incurred substantially increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence.

For the three months ended March 31, 2012, we had a net (loss) of ($51,886) consisting of expenses of $63,305 and interest income of $11,419. For the twelve months ended December 31, 2011, we had net (loss) of ($208,143) consisting of expenses of $245,766 and interest income of $37,623.

Liquidity and Capital Resources

As of March 31, 2012 and December 31, 2011, we had $164,509 and $165,870, respectively, in a bank account available for use by management to cover the costs associated with identifying a target business and negotiating an acquisition or merger.

For the three months ended March 31, 2012, we used cash of approximately $1,361 in operating activities which was primarily attributable to administrative expenses. The net decrease in cash for the three month period ending March 31, 2012 was $1,361. We started with cash of $165,870 as of December 31, 2011. We ended the period at March 31, 2012 with a cash balance of $164,509. For the twelve months ended December 31, 2011, we used cash of $134,192 in operating activities which was attributable to $61,457 of money transferred to an affiliate to settle certain vendor bills paid by such affiliate on our behalf, together with a net loss for the period of $208,143. The net decrease in cash for twelve months period ending December 31, 2011 was $179,648. We started with a cash balance of $345,518 as of January 1, 2011. We ended the period at December 31, 2011 with a cash balance of $165,870.

We intend to use substantially all of the funds held in the Trust Account (net of taxes) to consummate our initial business transaction. To the extent that our capital stock or debt is used, in whole or in part, as consideration to consummate our initial business transaction, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

 We believe that the $164,509 in funds available to us outside of the Trust Account, together with interest earned on the Trust Account balance, net of taxes payable on such interest, that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements, will be sufficient to allow us to operate until September 9, 2012, assuming that a business transaction is not consummated during that period.  Over this time period, we will use these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants, sites or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business transaction.  In order to meet our working capital needs following the consummation of the IPO, certain of our officers and directors may, but are not obligated to, loan us funds, from time to time, or at any time, in whatever amount such officer or director deems reasonable in his or her sole discretion. As of the date hereof, no such loans have been made. The unpaid principal amount of any such loans may be converted, at the option of the lender, into warrants to acquire shares of the post transaction business on the basis of one warrant for each $0.75 of principal amount so converted.  The warrants would be identical to the Insider Warrants. The holders of a majority of any such warrants that may be issued (or the underlying Ordinary Shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan.  The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed by us subsequent to such date.  We will bear the expense incurred with the filing of any such registration statements.  The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist.  However, such loans would not have any recourse against the Trust Account and would be on terms believed by us to be no less favorable to us than would be available from unaffiliated third parties.

We could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business transaction, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business transaction and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

We do not believe we will need to raise additional funds until the consummation of our initial business transaction to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business transaction that is presented to us. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business transaction.

We have evaluated the appropriate accounting treatment for the Insider Warrants and the Warrants attached to the public Units. As we are not required to net-cash settle such Warrants under any circumstances, including when we are unable to maintain sufficient registered shares to settle such Warrants, the terms of the Warrants satisfy the applicable requirements of FASB ASC 815 “Derivatives and Hedging,” which provides guidance on identifying those contracts that should not be accounted for as derivative instruments, in accordance with FASB ASC 815. Accordingly, such instruments are classified within permanent equity as additional paid-in capital.

Out of the proceeds of the IPO which remained available outside of the Trust Account, we obtained Officers and Directors insurance covering a 12-month period from December 15, 2010 through December 15, 2011 at a cost of $12,500 and for the period from December 15, 2011 through December 15, 2012 at a cost of $12,500 with a prepaid balance at December 31, 2011 of $12,500.

From January 1, 2011 through December 31, 2011, an affiliate of FlatWorld paid vendor bills on behalf of FlatWorld in the aggregate amount of $37,700, which was due on demand without interest.  The balance was repaid on August 23, 2010, from the proceeds of the IPO.

If the Merger is consummated, the funds held in the Trust Account will be released (i) to pay the liabilities and obligations of FlatWorld due and owing or incurred at or prior to the Effective Time, (ii) to shareholders of FlatWorld holding Ordinary Shares sold in FlatWorld’s IPO who shall have validly tendered and not properly withdrawn their Ordinary Shares pursuant to our Charter, (iii) to pay the $50,000 of deferred legal fees deposited in the Trust Account, (iv) with respect to filings, applications and/ or other actions taken pursuant to the Agreement and Plan of Reorganization required under any antitrust laws, and (v) to third parties (e.g., professionals, advisors, printers, etc.) who have rendered services to FlatWorld in connection with the Transaction.

If we are unable to complete a business transaction within the prescribed time frame and are forced to distribute the Trust Account, cease operations and ultimately liquidate our assets as part of our liquidation process, the amount of either of the (i) per share redemption or (ii) per share distribution upon our liquidation of the Trust Account may be less than $10.18. If we are unable to complete a business transaction and have expended all of the net proceeds of our IPO, other than the proceeds deposited in the Trust Account, less taxes and interest earned on the proceeds placed in the Trust Account, the initial (i) per-share redemption or (ii) per-share distribution upon our liquidation of the Trust Account may be less than $10.18. Furthermore, if we do not consummate an initial business transaction, there will be no distribution with respect to our outstanding warrants which will expire worthless.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than a monthly fee of $7,500 for office space and general and administrative services payable to FWC Management Services Ltd, an entity controlled by two of our officers. We began incurring this fee on December 9, 2010, and will continue to incur this fee monthly until the completion of our initial business transaction.

Critical Accounting Policies and Estimates

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Development Stage Company

We comply with the reporting requirements of FASB ASC 915, “Development Stage Entities.” At March 31, 2012, we had not commenced any operations nor generated revenue to date. All activity through March 31, 2012 relates to our formation and an IPO and identifying and investigating prospective target businesses with which to consummate a business transaction. We will not generate any operating revenues until after completion of a business transaction, at the earliest.  We will generate non-operating income in the form of interest income on the Trust Account after the IPO.

Net Loss Per Share

We comply with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Net loss per ordinary share is computed by dividing net loss applicable to shareholders by the weighted average number of Ordinary Shares outstanding for the period. At March 31, 2012, we did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into Ordinary Shares and then share in our earnings. As we reported a net loss for all periods presented, the effect of the 4,295,500 Warrants (including 2,000,000 Insider Warrants), have not been considered in the diluted loss per ordinary share because their effect would be anti-dilutive. As a result, dilutive loss per ordinary share is equal to basic loss per ordinary share for all periods presented.

Ordinary Shares Subject to Possible Redemption

We account for redeemable Ordinary Shares that are redeemable for cash or other assets, by classifying them outside of permanent equity if they are redeemable at the option of the holder. In addition, the amount of Ordinary Shares subject to redemption is classified outside of permanent equity to the extent that such redemption does not cause a liquidation event. As discussed in Note A to our financial statements for the fiscal year ended December 31, 2011, included elsewhere in this

Offer to Purchase, in no event will we redeem our public shares in an amount that would exceed 77.37% of the Ordinary Shares sold in our IPO.

Accordingly, 1,775,987 of Ordinary Shares have been classified outside of permanent equity at redemption value, which is equal to the per share amount held in the Trust Account.  We recognize changes in the redemption value immediately as they occur and adjusts the carrying value of Ordinary Shares subject to redemption equal its redemption value at the end of each reporting period.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. We have not experienced losses on these accounts and management believes we are not exposed to significant risks on such accounts.

Restricted Cash Equivalents Held in the Trust Account

The amounts held in the Trust Account represent substantially all the proceeds of the IPO and are classified as restricted assets since such amounts can only be used by us in connection with the consummation of a business transaction. As of March 31, 2012, the funds held in the Trust Account were invested in a combination of cash and money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act.

Fair Value of Financial Instruments

The fair value of our assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from independent sources.  Unobservable inputs reflect our assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access.  Valuation adjustments and block discounts are not applied to Level 1 securities.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.  Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.  Accordingly, the degree of judgment exercised by us in determining fair value is greatest for securities categorized in Level 3.  In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure.  Therefore, even when market assumptions are not readily available, our own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.  We use prices and inputs that are current as of the measurement date, including periods of market dislocation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

We carry our investments in money market funds at fair value. Our investments are classified as level 1 under the fair value hierarchy. Security transactions are recorded on a trade date basis. Unrealized gains and losses are included in the statements of operations.

Income Tax

We comply with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. We did not establish a valuation allowance as of March 31, 2012 as there were no deferred tax assets at that date.

We adopted the provisions of FASB ASC 740-10-25, which establishes recognition requirements for the accounting for income taxes. There were no unrecognized tax benefits as of March 31, 2012. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. We recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at March 31, 2012. We are currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.  We are subject to income tax examinations by major taxing authorities since inception. The adoption of the provisions of FASB ASC 740-10-25 did not have a material impact on our financial position and results of operation and cash flows as of and for the period ended March 31, 2012.

Recently Issued Accounting Standards

We do not believe that the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We did not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial assets.

MANAGEMENT OF FLATWORLD

Directors and Executive Officers

Our current directors and executive officers, who will serve only until consummation of the Merger, are as follows:

Name	Age	Position
Gilbert H. Lamphere	60	Chairman of the Board and Office of the Chief Executive
Raj K. Gupta	41	Chief Executive Officer, Secretary and Director
Jeffrey A. Valenty	41	President, Chief Financial Officer, Office of the Chief Executive, Treasurer and Director
Shri Krishan Gupta	75	Assistant Secretary and Director

Gilbert H. Lamphere has been chairman of the board of directors and a member of the office of the chief executive of FlatWorld since its inception. Mr. Lamphere is a partner at FlatWorld Capital LLC. Mr. Lamphere has served as a director of CSX Corporation (NYSE:CSX) since July 2008, the chairman of the board of directors of Las Vegas Railway Express, Inc. (OTCBB: XTRN) since October 2011, and has served as an advising director of J.H. Whitney Pan Asia Fund LLC, a family of Asia-focused hedge funds, since March 2005.  Mr. Lamphere has previously served on the boards of several publicly traded companies including: Canadian National Railway Company (NYSE); Illinois Central Corporation (NYSE–acquired by Canadian National); Carlyle Industries, Inc.; Recognition International, Inc. (NYSE); Cleveland-Cliffs Inc. (NYSE); R.P. Scherer Corporation (NYSE–acquired by Cardinal Health, Inc.); Global Natural Resources Corporation (NYSE); Sylvan Inc. (NASDAQ); Lincoln Snacks Company (NASDAQ); Simmons Outdoor Corporation and Children’s Discovery Centers of America (NASDAQ). Mr. Lamphere also served as chairman and CEO of the Prospect Group (NASDAQ), the first ever publicly traded leveraged buyout fund.  Mr. Lamphere has also headed four other private equity funds and has extensive operational experience as a chairman and board member of a wide range of publicly traded and private companies. Mr. Lamphere has 30 years of experience as a principal investor and financier in private equity transactions. Mr. Lamphere was a managing director and member of the board of directors of The Fremont Group, a diversified investment company with over $9 billion of assets under management, from 1994 to 1998.   Mr. Lamphere also co-headed the raising and management of Fremont Partners’ $605 million private equity fund, his fourth fund, during his tenure at The Fremont Group from 1994-1998.  Mr. Lamphere left Morgan Stanley & Co in 1981 as a vice president in the mergers and acquisitions department.  Mr. Lamphere graduated from Princeton University with an A.B. in economics with Honors and from Harvard Business School as a Baker Scholar and a recipient of the Loeb Rhoades Fellow finance prize.

Raj K. Gupta has been chief executive officer, secretary and a member of the board of directors of FlatWorld since its inception. Mr. Gupta is a partner at FlatWorld Capital LLC, where he has been a partner since the firm’s inception in January 2006.  From 2002 through December, 2005, Mr. Gupta was the president of Gupta Ventures, an India and China based venture investment and advisory firm focused on business services technology start ups.  From 1999 to 2002, Mr. Gupta was the founder and CEO of YadaYada Inc., an independent wireless internet service provider in the U.S.  Prior to forming YadaYada, Mr. Gupta was a member of the Merchant Banking and High Yield Group at CIBC World Markets and Acquisition Finance at Chase Securities, where he was involved in transactions totaling over $20 billion. In May 2001, Crain’s New York Business magazine named Mr. Gupta as “one of 100 most important persons likely to shape the direction and growth of New York’s economy–beyond technology–for years to come.” In September 2000, Mr. Gupta was named as a top 25 wireless industry innovator by Unstrung magazine. Mr. Gupta graduated from Trinity College as the President’s Scholar with a BA in computer engineering and economics.

Jeffrey A. Valenty has been president, chief financial officer, treasurer, and a member of the office of the chief executive and of the board of directors of FlatWorld since its inception. Mr. Valenty has been a partner at FlatWorld Capital LLC since the firm’s inception in January 2006. From 2001 through 2005, Mr. Valenty was the president of Fortuna Capital Corp., a financial investment and advisory firm wholly-owned by Mr. Valenty.  Until 2001, Mr. Valenty was a managing director at CIBC World Markets, providing private equity investments, high yield financings and merger and acquisition advisory services totaling over $5 billion. Mr. Valenty was responsible for investment commitments of $350 million in 12 companies, including structuring the initial $30 million equity investment in Global Crossing, which returned $1.9 billion. Prior to CIBC, Mr. Valenty was at The Argosy Group, a merchant banking firm founded by senior executives of Drexel Burnham Lambert, and Kidder, Peabody & Co. Mr. Valenty graduated from Harvard University with an AB degree magna cum laude in international and development economics and was a Presidential Scholar.

Shri Krishan Gupta has been a member of the board of directors of FlatWorld since inception. Additionally, Mr. Gupta has served as our assistant secretary for the periods from our inception to December 29, 2010 and from June 29, 2011 to present.  Mr. Gupta is a retired businessman. Prior to his retirement in 1995, Mr. Gupta built and ran one of the largest dairy milk collection and pasteurization plants in North India. Mr. Gupta is the father of our chief executive officer, Raj K. Gupta.

Non-Executive Employees

Currently we have one full-time employee who is neither an executive officer nor director.  Our employee receives no compensation from us.

Advisory Board

In addition to our board of directors, we have established an advisory board.  As of the date hereof, the sole member of our advisory board is:

Name	Age	Position
David S. Wu	54	Sole Advisory Board Member

We believe that Mr. Wu has the background and experience to assist us in evaluating our business strategies and development.  He does not participate in managing our operations. We have no formal arrangement or agreement with him to provide services to us and accordingly, he has no contractual or fiduciary obligations to present business opportunities to us.

The following is a brief summary of Mr. Wu’s background.

David S. Wu has served as a member of the advisory board of FlatWorld Acquisition Corp. since its inception.  Mr. Wu is currently president of Wu & Associates LLC, a position he has held since September 2002.  Mr. Wu has extensive experience in start-up and turnaround situations in China over the past 15 years.  From June 2009 to October 2009, Mr. Wu was the chief financial officer of Spreadtrum (NASDAQ: SPRD), a venture capital-backed firm.  From 2007 to April 2009, Mr. Wu was a managing director of the United States Fund and a consultant for CITIC Capital (a member of the largest financial conglomerate in China), where he chaired the Operating Group of portfolio companies across the billion-dollar China, Japan, and U.S. Funds.  From 2005 to 2006, Mr. Wu served as a senior advisor to EMD, previously the locomotive division of General Motors until its divestiture to two private equity firms in 2006, and was the chief negotiator when EMD sold the first 300 diesel locomotives in China.  From 2004 to 2005, Mr. Wu served as a consultant to Kaiser Permanente.   Mr. Wu started his career in China 15 years ago by negotiating a foreign majority-owned joint venture between AlliedSignal (now Honeywell) and China Eastern Airlines.  As president and chief financial officer, his joint venture was among the first to deliver profit among all China investments and was featured on the cover of the 1995 AlliedSignal Annual Report.  Mr. Wu has also worked for Danaher, Boeing, RR Donnelley & Sons, Tyco, and Arthur Young (now Ernst & Young).  Mr. Wu received his B.S.E. in Engineering with Honors from Princeton University, M.S.E. in engineering from University of Pennsylvania, and MBA from the Wharton School where he was a Management and Technology Program graduate.  Mr. Wu is a CPA in the states of Virginia and Illinois, and has certificates from ICMA’s Certified Management Accountant and ACFEI’s Certified Forensic Accountant programs.

Number and Terms of Office of Directors

Our board of directors is divided into two classes with only one class of directors being elected in each year and each class serving a two-year term. The term of office of the first class of directors, consisting of Messrs. S.K. Gupta and Lamphere, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Messrs. Gupta and Valenty, will expire at the second annual meeting of shareholders. These individuals play, and will continue to play a key role in identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the Merger. Collectively, through their positions described above, our directors have extensive experience in the alternative asset management and private equity businesses.

We do not currently intend to hold an annual meeting of shareholders until after we consummate the Merger. Therefore, if our shareholders want us to hold a meeting prior to such consummation, they may requisition the directors to hold one upon the written request of members entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%.

See “Management of FlatWorld Following the Transaction” for information on the board of directors following the Merger.

Director Independence

The laws of the British Virgin Islands do not require independent directors and since our securities are quoted on the OTCBB, we do not intend to establish a board of directors comprised of a majority of independent directors until after we consummate the Merger.

Board Committees

Our current board of directors has not established any committees.

Code of Conduct

We have adopted a code of conduct and ethics applicable to our directors, executive officers and employees in accordance with applicable federal securities laws.  See “Where You Can Find More Information.”

Compensation of Officers and Directors

No compensation of any kind will be paid to our officers and directors (directly or indirectly) prior to the Merger; however, our officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying prospective target businesses and performing due diligence on suitable business transactions. There is no limit on the amount of these out-of-pocket expenses and there is not currently, nor will there be any review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged (except that reimbursement may not be made using funds in the Trust Account unless and until a business transaction is consummated).  Since none of our current directors are deemed “independent,” we will not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. Since our formation, we have not granted any plan or non-plan compensation to any of our officers or directors, including any equity awards, stock options or stock appreciation rights or any awards under any compensation plans.

BUSINESS OF ORCHID ISLAND

The Company

Orchid Island is a specialty finance company that invests primarily in residential mortgage-backed securities, the principal and interest of which are guaranteed by the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), or the Governmental National Mortgage Association (“Ginnie Mae”) (“Agency RMBS”). Orchid Island’s investment strategy focuses on, and its portfolio consists of, two categories of Agency RMBS: (i) traditional pass-through Agency RMBS and (ii) structured Agency RMBS, such as collateralized mortgage obligations (“CMOs”), interest only securities (“IOs”), inverse interest only securities (“IIOs”) and principal only securities (“POs”), among other types of structured Agency RMBS.

Orchid Island’s business objective is to provide attractive risk-adjusted total returns to its investors over the long term through a combination of capital appreciation and the payment of regular quarterly distributions. Orchid Island intends to achieve this objective by investing in and strategically allocating capital between the two categories of Agency RMBS described above. Orchid Island seeks to generate income from (i) the net interest margin, which is the spread or difference between the interest income Orchid Island earns on its assets and the interest cost of its related borrowing and hedging activities, on leveraged pass-through Agency RMBS portfolio and the leveraged portion of structured Agency RMBS portfolio, and (ii) the interest income Orchid Island generates from the unleveraged portion of its structured Agency RMBS portfolio. Orchid Island intends to fund its pass-through Agency RMBS and certain of its structured Agency RMBS, such as fixed and floating rate tranches of CMOs and POs, through short-term borrowings structured as repurchase agreements. However, Orchid Island does not intend to employ leverage on the securities in its structured Agency RMBS portfolio that have no principal balance, such as IOs and IIOs. Orchid Island does not intend to use leverage in these instances because the securities contain structural leverage.

Pass-through Agency RMBS and structured Agency RMBS typically exhibit materially different sensitivities to movements in interest rates. Declines in the value of one portfolio may be offset by appreciation in the other. The percentage of capital that Orchid Island allocates to its two Agency RMBS asset categories will vary and will be actively managed in an effort to maintain the level of income generated by the combined portfolios, the stability of that income stream and the stability of the value of the combined portfolios. Orchid Island believes that this strategy will enhance its liquidity, earnings, book value stability and asset selection opportunities in various interest rate environments.

Orchid Island was formed by Bimini Capital in August 2010. Orchid Island commenced operations on November 24, 2010, and through March 31, 2012, Bimini Capital had contributed approximately $15 million in cash to Orchid Island.  Bimini Capital is currently Orchid Island’s sole stockholder and has managed Orchid Island’s portfolio since Orchid Island’s inception by using the same investment strategy that Orchid Island and its experienced RMBS investment team will continue to employ after the completion of the Transaction.  As of March 31, 2012, Orchid Island’s Agency RMBS portfolio had a fair value of approximately $85.2 million and was comprised of approximately 90.7% pass-through Agency RMBS and 9.3% structured Agency RMBS.  Orchid Island’s net asset value as of March 31, 2012 was approximately $14.4 million.

As shown in the diagram under “Summary Term Sheet and Questions and Answers” depicting the organizational structure of the combined company immediately following the Transaction, Orchid Island will become a wholly-owned subsidiary of FlatWorld, which will change its name to Orchid Island Holding, Inc.  FlatWorld will have no direct operations and no significant assets other than its ownership interest in Orchid Island.  FlatWorld will adopt Orchid Island’s business plan and strategies.

Following the completion of the Transaction, FlatWorld intends to call a special meeting of its shareholders to approve a proposal to reincorporate in Maryland. The reincorporation will permit FlatWorld to qualify and elect to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 2013. FlatWorld generally will not be subject to U.S. federal income tax to the extent that it annually distributes all of its REIT taxable income to its shareholders and qualifies as a REIT.  It is anticipated that FlatWorld will conduct its business in a similar manner as conducted in the past by Orchid Island.

The Manager

Orchid Island is currently managed by Bimini Capital. Upon completion of the Transaction, FlatWorld will be externally managed and advised by Bimini Advisors (the “Manager”), pursuant to the terms of a management agreement. The Manager is a Maryland limited liability company and is currently a wholly-owned subsidiary of Bimini Capital. The Manager will be responsible for administering the combined company’s business activities and day-to-day operations, subject to the supervision and oversight of FlatWorld’s board of directors. Members of Bimini Capital’s and the Manager’s senior management team will also serve as FlatWorld’s and Orchid Island’s executive officers. Neither FlatWorld nor Orchid Island will have any employees.  See “Manager and Management Agreement.”

Bimini Capital Management, Inc.

Bimini Capital is a mortgage REIT that has operated since 2003 and had approximately $121.6 million of pass-through Agency RMBS and structured Agency RMBS as of March 31, 2012. Bimini Capital has employed this strategy with its own portfolio since the third quarter of 2008 and with Orchid Island’s portfolio since its inception. The following table shows Bimini Capital’s returns on invested capital since employing its investment strategy in the third quarter of 2008. The returns on Bimini Capital’s invested capital provided below are net of the interest paid pursuant to Bimini Capital’s repurchase agreements but does not give effect to the cost of Bimini Capital’s other long-term financing costs as described below.

Three Months Ended:	Quarterly Return on Invested Capital (1)	Cumulative Return on Invested Capital (1)(2)

September 30, 2008	2.5%	2.5%
December 31, 2008	8.9%	11.7%
March 31, 2009	13.2%	26.4%
June 30, 2009	14.0%	44.0%
September 30, 2009	10.7%	59.4%
December 31, 2009	7.0%	70.6%
March 31, 2010	(0.3) %	70.1%
June 30, 2010	9.4%	86.0%
September 30, 2010	3.0%	91.6%
December 31, 2010	8.0%	106.9%
March 31, 2011	6.2%	119.7%
June 30, 2011	9.0%	139.4%
September 30, 2011	(3.4) %	131.3%
December 31, 2011	1.8%	135.5%
March 31, 2012	3.3%	143.3%
Annualized Return on Investment Capital (3)		26.8%

________________

 (1) Returns on invested capital are calculated by dividing (i) the sum of (A) net interest income, before interest on junior subordinated notes (which equals the difference between interest income and interest expense), and (B) gains/losses on mortgage-backed securities by (ii) invested capital. Invested capital consists of the sum of: (i) mortgage-backed securities — pledged to counterparties (less repurchase agreements and unsettled security transactions), (ii) mortgage-backed securities — unpledged (which consists of unpledged pass-through Agency RMBS and structured Agency RMBS less any unsettled Agency RMBS), (iii) cash and cash equivalents and (iv) restricted cash. The components of invested capital and returns on invested capital are based entirely on information contained in the SEC filings of Bimini Capital, which are publicly available through the SEC’s website at www.sec.gov. The information contained in the SEC filings of Bimini Capital do not constitute a part of this Offer or any amendment or supplement thereto.

(2) Cumulative return on invested capital represents the return on invested capital assuming the reinvestment of all prior period returns beginning on July 1, 2008. For example, the cumulative return on invested capital as of December 31, 2008 was calculated as follows: ((1+0.0252)*(1+0.0891))-1.

(3) Calculated by annualizing the total cumulative return on invested capital for the periods presented above.

The table below shows the components of Bimini Capital’s invested capital. All information in the table below is based entirely on information contained in the SEC filings of Bimini Capital, which are publicly available through the SEC’s website at www.sec.gov. The information contained in the SEC filings of Bimini Capital do not constitute a part of this Offer or any amendment or supplement thereto.

As of:	Mortgage-Backed Securities - Pledged to Counterparties	Repurchase Agreements and Unsettled Security Transactions(1)	Mortgage-Backed Securities - Unpledged	Cash and Cash Equivalents	Restricted Cash	Total Invested Capital
(dollars in thousands)
September 30, 2008	$ 208,921	$ (200,708)	$ 17,647	$ 12,377	$ 250	$ 38,487
December 31, 2008	158,444	(148,695)	13,664	7,669	—	31,082
March 31, 2009	80,618	(74,736)	10,786	22,113	—	38,781
June 30, 2009	75,159	(69,887)	19,335	4,821	—	29,427
September 30, 2009	66,286	(82,733)	39,992	14,785	—	38,330
December 31, 2009	104,876	(100,271)	14,793	6,400	2,530	28,327

As of:	Mortgage-Backed Securities - Pledged to Counterparties	Repurchase Agreements and Unsettled Security Transactions(1)	Mortgage-Backed Securities - Unpledged	Cash and Cash Equivalents	Restricted Cash	Total Invested Capital

March 31, 2010	$ 79,763	$ (81,077)	$ 22,397	$ 5,159	$ 950	$ 27,191
June 30, 2010	75,271	(73,086)	22,282	4,433	168	29,068
September 30, 2010	111,886	(107,274)	18,891	3,071	1,539	28,114
December 31, 2010	117,254	(113,592)	17,879	2,831	3,546	27,918
March 31, 2011	99,509	(94,927)	17,525	5,199	1,186	28,491
June 30, 2011	96,089	(92,105)	17,919	6,283	1,107	29,292
September 30, 2011	69,397	(67,396)	18,801	3,927	1,745	26,474
December 31, 2011	73,064	(69,528)	18,078	4,301	417	26,332
March 31, 2012	106,699	(101,730)	14,907	5,173	1,213	26,262

________________

 (1) On occasion, Bimini Capital enters into reverse repurchase agreements to facilitate the sale of selected positions in its pass-through Agency RMBS portfolio without unwinding an existing repurchase agreement. In accordance with the terms of a master repurchase agreement, repurchase agreements and reverse repurchase agreements are reported net of each other in Bimini Capital’s consolidated balance sheet.

Orchid Island believes that this method of calculating returns described above provides a useful means to measure the performance of Bimini Capital’s portfolio because (i) it is based on actual capital invested in Bimini Capital’s portfolio (including cash and cash equivalents and restricted cash that could be used to satisfy margin calls) instead of overall stockholders’ equity, which takes into account Bimini Capital’s accumulated deficit and other factors unrelated to the portfolio, and (ii) it shows Bimini Capital’s quarterly and cumulative returns on its Agency RMBS portfolio taking into account the repurchase agreement financing costs typical to manage this type of portfolio, but without taking into account its entity-level capital by excluding from the returns the effects of interest due on Bimini Capital’s junior subordinated debt, which is related to Bimini Capital’s trust preferred securities. Because of the terms of its trust preferred securities (which include the long-term nature of the underlying junior subordinated debt and the fact that such debt is not held directly by outside investors, but indirectly through preferred equity securities of an intervening trust that holds such debt), Bimini Capital characterizes its trust preferred securities (and the related junior subordinated debt) as a form of capital, rather than as a form of financing for Bimini Capital’s portfolio, when calculating returns on invested capital.

Orchid Island’s results may differ from Bimini Capital’s results and will depend on a variety of factors, some of which are beyond Orchid Island’s control and/or are difficult to predict, including changes in interest rates, changes in prepayment speeds and other changes in market conditions and economic trends. In addition, Bimini Capital’s portfolio results above do not include other expenses necessary to operate a public company and that the combined company will incur following the completion of the Transaction, including the management fee payable to the Manager. Therefore, you should not assume that Bimini Capital’s portfolio’s performance will be indicative of the performance of Orchid Island’s portfolio or the combined company.

In 2005, Bimini Capital acquired Opteum Financial Services, LLC (“OFS”), an originator of residential mortgages. At the time OFS was acquired, Bimini Capital managed an Agency RMBS portfolio with a fair value of approximately $3.5 billion. OFS operated in 46 states and originated residential mortgages through three production channels. OFS did not have the capacity to retain the mortgages it originated, and relied on the ability to sell loans as they were originated as either whole loans or through off-balance sheet securitizations. When the residential housing market in the United States started to collapse in late 2006 and early 2007, the ability to successfully execute this strategy was quickly impaired as whole loan prices plummeted and the securitization markets closed. Bimini Capital’s management closed a majority of the mortgage origination operations in early 2007, with the balance sold by June 30, 2007. Additional losses were incurred after June 30, 2007 as the remaining assets were sold or became impaired, and by December 31, 2009, OFS had an accumulated deficit of approximately $278 million. The losses generated by OFS required Bimini Capital to slowly liquidate its Agency RMBS portfolio as capital was reduced and the operations of OFS drained Bimini Capital’s cash resources. On November 5, 2007, Bimini Capital was delisted by the NYSE. By December 31, 2008, Bimini Capital’s Agency RMBS portfolio was reduced to approximately $172 million and, as a result of the reduced capital remaining and the financial crisis, Bimini Capital had limited access to repurchase agreement funding. Bimini Capital and its subsidiaries are subject to a number of ongoing legal proceedings. Those proceedings or any future proceedings may divert the time and attention of the Manager and certain key personnel of the Manager from Orchid Island and its investment strategy. The diversion of time of the Manager and certain key personnel of the Manager may have a material adverse effect on our reputation, business operations, financial condition and results of operations and FlatWorld’s ability to pay distributions to its stockholders. See “Risk Factors — Legal proceedings involving Bimini Capital and certain of its subsidiaries have adversely affected Bimini Capital, may materially adversely affect Bimini Capital’s ability to effectively manage Orchid Island’s business and could materially adversely affect its reputation, business operations, financial condition and results of operations and FlatWorld’s ability to pay distributions to its shareholders.”

Although Orchid Island’s and Bimini Capital’s Chief Executive Officer, Mr. Cauley, and Chief Investment Officer and Chief Financial Officer, Mr. Haas, both worked at Bimini Capital during the time it owned OFS (Mr. Cauley was the Chief Investment Officer and Chief Financial Officer and Mr. Haas was the Head of Research and Trading), their primary focus and responsibilities were the management of Bimini Capital’s securities portfolio, not the management of OFS. In addition, Mr. Cauley is the only director still serving on Bimini Capital’s board of directors that served when OFS was acquired. Bimini Capital’s current investment strategy was implemented in the third quarter of 2008, the first full quarter of operations after Mr. Cauley become the Chief Executive Officer of Bimini Capital and Mr. Haas became the Chief Investment Officer and Chief Financial Officer of Bimini Capital. Messrs. Cauley and Haas were appointed to these respective roles on April 14, 2008.

Orchid Island’s Investment and Capital Allocation Strategy

Orchid Island’s Investment Strategy

Orchid Island’s business objective is to provide attractive risk-adjusted total returns to its investors over the long term through a combination of capital appreciation and the payment of regular quarterly distributions. Orchid Island intends to achieve this objective by investing in and strategically allocating capital between pass-through Agency RMBS and structured Agency RMBS. Orchid Island seeks to generate income from (i) the net interest margin on its leveraged pass-through Agency RMBS portfolio and the leveraged portion of its structured Agency RMBS portfolio, and (ii) the interest income it generates from the unleveraged portion of its structured Agency RMBS portfolio. Orchid Island also seeks to minimize the volatility of both the net asset value of, and income from, its portfolio through a process which emphasizes capital allocation, asset selection, liquidity and active interest rate risk management.

Orchid Island intends to fund its pass-through Agency RMBS and certain of its structured Agency RMBS, such as fixed and floating rate tranches of CMOs and POs, through repurchase agreements. However, Orchid Island does not intend to employ leverage on its structured Agency RMBS that have no principal balance, such as IOs and IIOs. It does not intend to use leverage in these instances because the securities contain structural leverage.

Orchid Island’s investment strategy consists of the following components:

•      investing in pass-through Agency RMBS and certain structured Agency RMBS, such as fixed and floating rate tranches of CMOs and POs, on a leveraged basis to increase returns on the capital allocated to this portfolio;

•      investing in certain structured Agency RMBS, such as IOs and IIOs, on an unleveraged basis in order to (i) increase returns due to the structural leverage contained in such securities, (ii) enhance liquidity due to the fact that these securities will be unencumbered and (iii) diversify portfolio interest rate risk due to the different interest rate sensitivity these securities have compared to pass-through Agency RMBS;

•      investing in Agency RMBS in order to minimize credit risk;

•      investing in assets that will cause each of Orchid Island and FlatWorld to maintain its exclusion from regulation as an investment company under the Investment Company Act; and

•      investing in assets that will allow FlatWorld (after reincorporation in Maryland) to qualify and maintain its qualification as a REIT.

The Manager will make investment decisions based on various factors, including, but not limited to, relative value, expected cash yield, supply and demand, costs of hedging, costs of financing, liquidity requirements, expected future interest rate volatility and the overall shape of the U.S. Treasury and interest rate swap yield curves. Orchid Island does not attribute any particular quantitative significance to any of these factors, and the weight it gives to these factors depends on market conditions and economic trends. Orchid Island believes that this strategy, combined with the Manager’s experienced RMBS investment team, will enable it to provide attractive long-term returns to its stockholders.

Capital Allocation Strategy

The percentage of capital invested in Orchid Island’s two asset categories will vary and will be managed in an effort to maintain the level of income generated by the combined portfolios, the stability of that income stream and the stability of the value of the combined portfolios. Typically, pass-through Agency RMBS and structured Agency RMBS exhibit materially different sensitivities to movements in interest rates. Declines in the value of one portfolio may be offset by appreciation in the other, although Orchid Island cannot assure you that this will be the case. Additionally, the Manager will seek to maintain adequate liquidity as it allocates capital.

Orchid Island will allocate its capital to assist its interest rate risk management efforts. The unleveraged portfolio does not require unencumbered cash or cash equivalents to be maintained in anticipation of possible margin calls. To the extent more capital is deployed in the unleveraged portfolio, Orchid Island’s liquidity needs will generally be less.

During periods of rising interest rates, refinancing opportunities available to borrowers typically decrease because borrowers are not able to refinance their current mortgage loans with new mortgage loans at lower interest rates. In such instances, securities that are highly sensitive to refinancing activity, such as IOs and IIOs, typically increase in value. Orchid Island’s capital allocation strategy allows it to redeploy capital into such securities when and if it believes interest rates will be higher in the future, thereby allowing it to hold securities the value of which it believes is likely to increase as interest rates rise. Also, by being able to re-allocate capital into structured Agency RMBS, such as IOs, during periods of rising interest rates, Orchid Island may be able to offset the likely decline in the value of its pass-through Agency RMBS, which are negatively impacted by rising interest rates.

Orchid Island intends to operate in a manner that will not subject it to regulation under the Investment Company Act. In order to rely on the exemption provided by Section 3(c)(5)(C) under the Investment Company Act, Orchid Island must maintain at least 55% of its assets in qualifying real estate assets. For purposes of this test, structured mortgage-backed securities are non-qualifying real estate assets. Accordingly, while it has no explicit limitation on the amount of our capital that we will deploy to the unleveraged structured Agency RMBS portfolio, Orchid Island will deploy capital in such a way so as to maintain its exemption from registration under the Investment Company Act.

Portfolio

As of March 31, 2012, Orchid Island’s portfolio consisted of Agency RMBS with an aggregate fair value of approximately $85.2 million, a weighted average coupon of 3.94% and a net weighted average borrowing cost of 0.34%. The following table summarizes Orchid Island’s portfolio as of March 31, 2012:

Asset Category	Fair Value	Percentage of Entire Portfolio	Weighted Average Coupon	Weighted Average Maturity in Months	Longest Maturity	Weighted Average Coupon Reset in Months	Weighted Average Lifetime Cap	Weighted Average Periodic Cap	Weighted Average CPR(1)
	(in thousands)
Pass-through Agency RMBS backed by:
Adjustable-Rate Mortgages	$1,388	1.6%	5.97%	314	6-1-38	30.03	11.97%	2.00%	0.27%
Fixed-Rate Mortgages	27,526	32.3%	4.70%	207	12-1-40	N/A	N/A	N/A	5.58%
Hybrid Adjustable-Rate Mortgages	48,317	56.8%	3.15%	356	3-1-42	98.72	8.24%	2.00%	9.39%
Total/Weighted Average Whole-pool Mortgage Pass-through Agency RMBS	$77,231	90.7%	3.75%	302	3-1-42	85.30	8.35%	2.00%	7.62%
Structured Agency RMBS:
CMOs	$—	—
IOs	1,490	1.7⁫ %	4.87%	287	12-25-39	N/A	N/A	N/A	38.24%
IIOs	6,448	7.6⁫ %	5.93%	320	12-25-40	N/A	6.18%	N/A	29.60%
POs	—	—
Total/Weighted Average Structured Agency RMBS	$7,938	9.3%	5.74%	314	11-25-40	N/A	N/A	N/A	31.25%
Total/Weighted Average	$85,169	100.0%	3.94%	303	3-1-42	N/A	N/A	N/A	20.91%

________________

 (1)  CPR refers to Constant Prepayment Rate, which is a method of expressing the prepayment rate for a mortgage pool that assumes that a constant fraction of the remaining principal is prepaid each month or year. Specifically, the constant prepayment rate in the chart above represents the three month prepayment rate of the securities in the respective asset category.

Description of Agency RMBS

Pass-through Agency RMBS

Orchid Island invests in pass-through securities, which are securities secured by residential real property in which payments of both interest and principal on the securities are generally made monthly. In effect, these securities pass through the monthly payments made by the individual borrowers on the mortgage loans that underlie the securities, net of fees paid to the issuer or guarantor of the securities. Pass-through certificates can be divided into various categories based on the characteristics of the underlying mortgages, such as the term or whether the interest rate is fixed or variable.

The payment of principal and interest on mortgage pass-through securities issued by Ginnie Mae, but not the market value, is guaranteed by the full faith and credit of the federal government. Payment of principal and interest on mortgage pass-through certificates issued by Fannie Mae and Freddie Mac, but not the market value, is guaranteed by the respective agency issuing the security.

A key feature of most mortgage loans is the ability of the borrower to repay principal earlier than scheduled. This is called a prepayment. Prepayments arise primarily due to sale of the underlying property, refinancing or foreclosure. Prepayments result in a return of principal to pass-through certificate holders. This may result in a lower or higher rate of return upon reinvestment of principal. This is generally referred to as prepayment uncertainty. If a security purchased at a premium prepays at a higher-than-expected rate, then the value of the premium would be eroded at a faster-than-expected rate. Similarly, if a discount mortgage prepays at a lower-than-expected rate, the amortization towards par would be accumulated at a slower-than-expected rate. The possibility of these undesirable effects is sometimes referred to as “prepayment risk.”

In general, declining interest rates tend to increase prepayments, and rising interest rates tend to slow prepayments. Like other fixed-income securities, when interest rates rise, the value of Agency RMBS generally declines. The rate of prepayments on underlying mortgages will affect the price and volatility of Agency RMBS and may shorten or extend the effective maturity of the security beyond what was anticipated at the time of purchase. If interest rates rise, our holdings of Agency RMBS may experience reduced returns if the borrowers of the underlying mortgages pay off their mortgages later than anticipated. This is generally referred to as extension risk.

The mortgage loans underlying pass-through certificates can generally be classified into the following three categories:

•      Fixed-Rate Mortgages.  Fixed-rate mortgages are those where the borrower pays an interest rate that is constant throughout the term of the loan. Traditionally, most fixed-rate mortgages have an original term of 30 years. However, shorter terms (also referred to as final maturity dates) have become common in recent years. Because the interest rate on the loan never changes, even when market interest rates change, over time there can be a divergence between the interest rate on the loan and current market interest rates. This in turn can make fixed-rate mortgages price sensitive to market fluctuations in interest rates. In general, the longer the remaining term on the mortgage loan, the greater the price sensitivity.

•      ARMs.  ARMs are mortgages for which the borrower pays an interest rate that varies over the term of the loan. The interest rate usually resets based on market interest rates, although the adjustment of such an interest rate may be subject to certain limitations. Traditionally, interest rate resets occur at regular set intervals (for example, once per year). Such ARMs are referred to as “traditional” ARMs. Because the interest rates on ARMs fluctuate based on market conditions, ARMs tend to have interest rates that do not deviate from current market rates by a large amount. This in turn can mean that ARMs have less price sensitivity to interest rates.

•      Hybrid Adjustable-Rate Mortgages.  Hybrid ARMs have a fixed-rate for the first few years of the loan, often three, five, or seven years, and thereafter reset periodically like a traditional ARM. Effectively, such mortgages are hybrids, combining the features of a pure fixed-rate mortgage and a traditional ARM. Hybrid ARMs have price sensitivity to interest rates similar to that of a fixed-rate mortgage during the period when the interest rate is fixed and similar to that of an ARM when the interest rate is in its periodic reset stage. However, because many hybrid ARMs are structured with a relatively short initial time span during which the interest rate is fixed, even during that segment of its existence, the price sensitivity may be high.

Structured Agency RMBS

Orchid Island also invests in structured Agency RMBS, which include CMOs, IOs, IIOs and POs. The payment of principal and interest, as appropriate, on structured Agency RMBS issued by Ginnie Mae, but not the market value, is guaranteed by the full faith and credit of the federal government. Payment of principal and interest, as appropriate, on structured Agency RMBS issued by Fannie Mae and Freddie Mac, but not the market value, is guaranteed by the respective agency issuing the security. The types of structured Agency RMBS in which we invest are described below.

•      CMOs.  CMOs are a type of RMBS the principal and interest of which are paid, in most cases, on a monthly basis. CMOs may be collateralized by whole mortgage loans, but are more typically collateralized by portfolios of mortgage pass-through securities issued directly by or under the auspices of Ginnie Mae, Freddie Mac or Fannie Mae. CMOs are structured into multiple classes, with each class bearing a different stated maturity. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class. Investors holding the longer maturity classes receive principal only after the first class has been retired. Generally, fixed-rate mortgages are used to collateralize CMOs. However, the CMO tranches need not all have fixed-rate coupons. Some CMO tranches have floating rate coupons that adjust based on market interest rates, subject to some limitations. Such tranches, often called “CMO floaters,” can have relatively low price sensitivity to interest rates.

•      IOs.  IOs represent the stream of interest payments on a pool of mortgages, either fixed-rate mortgages or hybrid ARMs. Holders of IOs have no claim to any principal payments. The value of IOs depends primarily on two factors, which are prepayments and interest rates. Prepayments on the underlying pool of mortgages reduce the stream of interest payments going forward, hence IOs are highly sensitive to prepayment rates. IOs are also sensitive to changes in interest rates. An increase in interest rates reduces the present value of future interest payments on a pool of mortgages. On the other hand, an increase in interest rates has a tendency to reduce prepayments, which increases the expected absolute amount of future interest payments.

•      IIOs.  IIOs represent the stream of interest payments on a pool of mortgages, either fixed-rate mortgages or hybrid ARMs. Holders of IIOs have no claim to any principal payments. The value of IIOs depends primarily on three factors, which are prepayments, LIBOR rates and term interest rates. Prepayments on the underlying pool of mortgages reduce the stream of interest payments, hence IIOs are highly sensitive prepayment rates. The coupon on IIOs is derived from both the coupon interest rate on the underlying pool of mortgages and 30-day LIBOR. IIOs are typically created in conjunction with a floating rate CMO that has a principal balance and which is entitled to receive all of the principal payments on the underlying pool of mortgages. The coupon on the floating rate CMO is also based on 30-day LIBOR. Typically, the coupon on the floating rate CMO and the IIO, when combined, equal the coupon on the pool of underlying mortgages. The coupon on the pool of underlying mortgages typically represents a cap or ceiling on the combined coupons of the floating rate CMO and the IIO. Accordingly, when the value of 30-day LIBOR increases, the coupon of the floating rate CMO will increase and the coupon on the IIO will decrease. When the value of 30-day LIBOR falls, the opposite is true. Accordingly, the value of IIOs are sensitive to the level of 30-day LIBOR and expectations by market participants of future movements in the level of 30-day LIBOR. IIOs are also sensitive to changes in interest rates. An increase in interest rates reduces the present value of future interest payments on a pool of mortgages. On the other hand, an increase in interest rates has a tendency to reduce prepayments, which increases the expected absolute amount of future interest payments.

•      POs.  POs represent the stream of principal payments on a pool of mortgages. Holders of POs have no claim to any interest payments, although the ultimate amount of principal to be received over time is known — it equals the principal balance of the underlying pool of mortgages. What is not known is the timing of the receipt of the principal payments. The value of POs depends primarily on two factors, which are prepayments and interest rates. Prepayments on the underlying pool of mortgages accelerate the stream of principal repayments, hence POs are highly sensitive to the rate at which the mortgages in the pool are prepaid. POs are also sensitive to changes in interest rates. An increase in interest rates reduces the present value of future principal payments on a pool of mortgages. Further, an increase in interest rates also has a tendency to reduce prepayments, which decelerates, or pushes further out in time, the ultimate receipt of the principal payments. The opposite is true when interest rates decline.

Financing Strategy

Orchid Island intends to fund its pass-through Agency RMBS and certain of its structured Agency RMBS, such as fixed and floating rate tranches of CMOs and POs, through short-term repurchase agreements. However, Orchid Island does not intend to employ leverage on its structured Agency RMBS that have no principal balance, such as IOs and IIOs. Orchid Island does not intend to use leverage in these instances because the securities contain structural leverage. Orchid Island’s borrowings currently consist of short-term borrowings pursuant to repurchase agreements. It may use other sources of leverage, such as secured or unsecured debt or issuances of preferred stock. Orchid Island does not have a policy limiting the amount of leverage it may incur. However, it generally expects that the ratio of its total liabilities compared to its equity, which is referred to as its leverage ratio, will be less than 12 to 1. Orchid Island’s amount of leverage may vary depending on market conditions and other factors that it deems relevant.

Orchid Island allocates its capital between two sub-portfolios.  The pass-through Agency RMBS portfolio will be leveraged generally via repurchase agreement funding.  The structured Agency RMBS portfolio generally will not be leveraged.  The leverage ratio will be the ratio of the repurchase agreement debt outstanding to the shareholders equity, assuming no other forms of debt are outstanding.  The amount of leverage will be a function of the capital allocated to the pass-through Agency RMBS portfolio and the amount of haircuts required by Orchid Island’s lenders on its borrowings.  When the capital allocation to the pass-through Agency RMBS portfolio is high, the leverage ratio will be high since more capital is being explicitly leveraged and less capital is un-leveraged.  If the haircuts required by Orchid Island’s lenders on its borrowings are higher, all else equal, Orchid Island’s leverage will be lower since its lenders will lend less against the value of the capital deployed to the pass-through Agency RMBS portfolio.  The allocation of capital between the two portfolios will be a function of several factors:

•      The relative durations of the respective portfolios – we generally seek to have a combined duration at or near zero.  If the pass-through securities owned by Orchid Island have a longer duration, it will allocate more capital to the structured security portfolio to achieve a combined duration close to zero.

•      The relative attractiveness of pass-through securities versus structured securities.  To the extent Orchid Island believes the expected returns of one type of security are higher than the other, it will allocate more capital to the more attractive securities, subject to the caveat that its combined duration remains at or near zero.

•      Orchid Island seeks to maintain adequate cash and unencumbered securities relative to its repurchase agreement borrowings to ensure it can meet any price or prepayment related margin calls from its lenders. To the extent Orchid Island feels price or prepayment related margin calls will be higher/lower, it will allocate less/more capital to the pass-through Agency RMBS portfolio.  Orchid Island’s pass-through Agency RMBS portfolio can be its only source of price or prepayment related margin calls since it does not apply leverage to its structured Agency RMBS portfolio.

As of March 31, 2012, Orchid Island’s portfolio leverage ratio (outstanding repurchase agreements/stockholder’s equity) was approximately 5.1 to 1. As of March 31, 2012, Orchid Island had entered into master repurchase agreements with three counterparties and had funding in place with each of these counterparties, as described below. It has since entered into master repurchase agreements with three additional counterparties (for a total of six) and is currently negotiating, and intends to enter into, additional master repurchase agreements with additional counterparties after completion of this Merger to attain additional lending capacity and to diversify counterparty credit risk. However, Orchid Island cannot assure you that it will enter into such additional master repurchase agreements on favorable terms, or at all.

Counterparty	Balance	Percent of Total Borrowings	Net Weighted Average Borrowing Cost	Weighted Average Maturity of Repurchase Agreements in Days	Amount at Risk (1)

Nomura	$38,479,000	52%	0.34%	31	$2,227,794
Citigroup	22,629,456	31	0.36	21	1,366,996
Cantor Fitzgerald	12,880,000	17	0.32	5	850,955
Total/Weighted Average	$73,988,456	100%	0.34%	23	$4,445,745

________________

 (1) Equal to the fair value of securities sold, cash posted as collateral, plus accrued interest income, minus the sum of repurchase agreement liabilities and accrued interest expense.

During the three months ended March 31, 2012, the average balance of Orchid Island’s repurchase agreement financing was $59,156,728.

Risk Management

Orchid Island invests in Agency RMBS to mitigate credit risk. Additionally, Orchid Island’s Agency RMBS are backed by a diversified base of mortgage loans to mitigate geographic, loan originator and other types of concentration risks.

Interest Rate Risk Management

Orchid Island believes that the risk of adverse interest rate movements represents the most significant risk to its portfolio. This risk arises because (i) the interest rate indices used to calculate the interest rates on the mortgages underlying its assets may be different from the interest rate indices used to calculate the interest rates on the related borrowings, and (ii) interest rate movements affecting its borrowings may not be reasonably correlated with interest rate movements affecting its assets. Orchid Island attempts to mitigate its interest rate risk by using the following techniques:

Agency RMBS Backed by ARMs.  Orchid Island seeks to minimize the differences between interest rate indices and interest rate adjustment periods of its Agency RMBS backed by ARMs and related borrowings. At the time of funding, Orchid Island typically aligns (i) the underlying interest rate index used to calculate interest rates for its Agency RMBS backed by ARMs and the related borrowings and (ii) the interest rate adjustment periods for its Agency RMBS backed by ARMs and the interest rate adjustment periods for its related borrowings. As its borrowings mature or are renewed, Orchid Island may adjust the index used to calculate interest expense, the duration of the reset periods and the maturities of its borrowings.

Agency RMBS Backed by Fixed-Rate Mortgages.  As interest rates rise, Orchid Island’s borrowing costs increase. However, the income on its Agency RMBS backed by fixed-rate mortgages remains unchanged. Subject to qualifying and maintaining FlatWorld’s qualification as a REIT, Orchid Island may seek to limit increases to its borrowing costs through the use of interest rate swap or cap agreements, options, put or call agreements, futures contracts, forward rate agreements or similar financial instruments to effectively convert its floating-rate borrowings into fixed-rate borrowings.

Agency RMBS Backed by Hybrid ARMs.  During the fixed-rate period of Orchid Island’s Agency RMBS backed by hybrid ARMs, the security is similar to Agency RMBS backed by fixed-rate mortgages. During this period, subject to qualifying and maintaining FlatWorld’s qualification as a REIT, Orchid Island may employ the same hedging strategy that it employs for its Agency RMBS backed by fixed-rate mortgages. Once Orchid Island’s Agency RMBS backed by hybrid ARMs convert to floating rate securities, Orchid Island may employ the same hedging strategy as it employs for our Agency RMBS backed by ARMs.

Additionally, Orchid Island’s structured Agency RMBS generally exhibit sensitivities to movements in interest rates different than its pass-through Agency RMBS. To the extent they do so, Orchid Island’s structured Agency RMBS may protect it against declines in the market value of its combined portfolio that result from adverse interest rate movements, although Orchid Island cannot assure you that this will be the case.

Prepayment Risk Management

The risk of mortgage prepayments is another significant risk to Orchid Island’s portfolio. When prevailing interest rates fall below the coupon rate of a mortgage, mortgage prepayments are likely to increase. Conversely, when prevailing interest rates increase above the coupon rate of a mortgage, mortgage prepayments are likely to decrease.

When prepayment rates increase, Orchid Island may not be able to reinvest the money received from prepayments at yields comparable to those of the securities prepaid. Also, some ARMs and hybrid ARMs which back our Agency RMBS may bear initial “teaser” interest rates that are lower than their fully-indexed interest rates. If these mortgages are prepaid during this “teaser” period, Orchid Island may lose the opportunity to receive interest payments at the higher, fully-indexed rate over the expected life of the security. Additionally, some of Orchid Island’s structured Agency RMBS, such as IOs and IIOs, may be negatively affected by an increase in prepayment rates because their value is wholly contingent on the underlying mortgage loans having an outstanding principal balance.

A decrease in prepayment rates may also have an adverse effect on Orchid Island’s portfolio. For example, if it invests in POs, the purchase price of such securities will be based, in part, on an assumed level of prepayments on the underlying mortgage loan. Because the returns on POs decrease the longer it takes the principal payments on the underlying loans to be paid, a decrease in prepayment rates could decrease Orchid Island’s returns on these securities.

Prepayment risk also affects Orchid Island’s hedging activities. When an Agency RMBS backed by a fixed-rate mortgage or hybrid ARM is acquired with borrowings, Orchid Island may cap or fix its borrowing costs for a period close to the anticipated average life of the fixed-rate portion of the related Agency RMBS. If prepayment rates are different than Orchid Island’s projections, the term of the related hedging instrument may not match the fixed-rate portion of the security, which could cause it to incur losses.

Because Orchid Island’s business may be adversely affected if prepayment rates are different than its projections, it seeks to invest in Agency RMBS backed by mortgages with well-documented and predictable prepayment histories. To protect against increases in prepayment rates, Orchid Island invests in Agency RMBS backed by mortgages that it believes are less likely to be prepaid. For example, it invests in Agency RMBS backed by mortgages (i) with loan balances low enough such that a borrower would likely have little incentive to refinance, (ii) extended to borrowers with credit histories weak enough to not be eligible to refinance their mortgage loans, (iii) that are newly originated fixed-rate or hybrid ARMs or (iv) that have interest rates low enough such that a borrower would likely have little incentive to refinance. To protect against decreases in prepayment rates, Orchid Island may also invest in Agency RMBS backed by mortgages with characteristics opposite to those described above, which would typically be more likely to be refinanced. Orchid Island may also invest in certain types of structured Agency RMBS as a means of mitigating its portfolio-wide prepayment risks. For example, certain tranches of CMOs are less sensitive to increases in prepayment rates, and Orchid Island may invest in those tranches as a means of hedging against increases in prepayment rates.

Liquidity Management Strategy

Because of Orchid Island’s use of leverage, it manages liquidity to meet its lenders’ margin calls using the following measures:

•      maintaining cash balances or unencumbered assets well in excess of anticipated margin calls; and

•      making margin calls on its lenders when it has an excess of collateral pledged against its borrowings.

Orchid Island also attempts to minimize the number of margin calls it receives by:

•      deploying capital from its leveraged Agency RMBS portfolio to its unleveraged Agency RMBS portfolio;

•      investing in Agency RMBS backed by mortgages that it believes are less likely to be prepaid to decrease the risk of excessive margin calls when monthly prepayments are announced. Prepayments are declared, and the market value of the related security declines, before the receipt of the related cash flows. Prepayment declarations give rise to a temporary collateral deficiency and generally results in margin calls by lenders;

•      obtaining funding arrangements which defer or waive prepayment-related margin requirements in exchange for payments to the lender tied to the dollar amount of the collateral deficiency and a pre-determined interest rate; and

•      reducing its overall amount of leverage.

Investment Committee and Investment Guidelines

The Manager will establish an investment committee, which will initially consist of Messrs. Cauley and Haas, each of whom are directors or officers of the Manager. From time to time the investment committee may propose revisions to Orchid Island’s investment guidelines, which will be subject to the approval of FlatWorld’s board of directors. Orchid Island expects that the investment committee will meet monthly to discuss diversification of its investment portfolio, hedging and financing strategies and compliance with the investment guidelines. FlatWorld’s board of directors intends to receive an investment report and review its investment portfolio and related compliance with the investment guidelines on at least a quarterly basis. Its board of directors will not review or approve individual investments unless the investment is outside its operating policies or investment guidelines.

Orchid Island’s board of directors has approved the following investment guidelines:

•      no investment shall be made in any non-Agency RMBS;

•      at the end of each quarterly period, Orchid Island’s leverage ratio may not exceed 12 to 1. In the event that its leverage inadvertently exceeds the leverage ratio of 12 to 1 at the end of a quarterly period, Orchid Island may not utilize additional leverage without prior approval from FlatWorld’s board of directors until its leverage ratio is below 12 to 1;

•      no leverage on structured Agency RMBS that have no principal balance, such as IOs and IIOs, because such securities already contain structural leverage.

•      no investment shall be made that would cause FlatWorld (after reincorporation in Maryland) to fail to qualify as a REIT for U.S. federal income tax purposes; and

•      no investment shall be made that would cause FlatWorld or Orchid Island to register as an investment company under the Investment Company Act.

The investment committee may change these investment guidelines at any time with the approval of FlatWorld’s board of directors but without any approval from its shareholders.

Repurchase Agreement Trading, Clearing and Administrative Services

Orchid Island has engaged AVM, L.P. (a securities broker-dealer) to provide it with repurchase agreement trading, clearing and administrative services. AVM, L.P. acts as Orchid Island’s clearing agent and adviser in arranging for third parties to enter into repurchase agreements with it, executes and maintains records of its repurchase transactions and assists in managing the margin arrangements between it and its counterparties for each of its repurchase agreements.

Custodian Bank

J.P. Morgan Chase & Co. serves as Orchid Island’s custodian bank and is entitled to fees for its services.

Tax Structure Commencing with FlatWorld’s Taxable Year Ending on December 31, 2013

General

Immediately following the completion of the Merger, FlatWorld intends to continue to be a PFIC.  After the Merger, we intend to seek shareholder approval to reincorporate in Maryland so that FlatWorld can elect and qualify to be taxed as a REIT.

FlatWorld will elect and intend to qualify to be taxed as a REIT commencing with the taxable year ending December 31, 2013. Its qualification as a REIT, and the maintenance of such qualification, will depend upon its ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the concentration of ownership of its capital stock. Assuming that FlatWorld receives shareholder approval to reincorporate in Maryland, FlatWorld believes that it will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and it intends to operate in a manner that will enable it to meet the requirements for qualification and taxation as a REIT commencing with the taxable year ending December 31, 2013.

As a REIT, FlatWorld generally will not be subject to U.S. federal income tax on the REIT taxable income that it currently distributes to its stockholders, but taxable income generated by any TRS that it may form or acquire will be subject to federal, state and local income tax. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute annually at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If FlatWorld fails to qualify as a REIT in any calendar year and does not qualify for certain statutory relief provisions, its income would be subject to U.S. federal income tax, and it would likely be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which it failed to qualify. Even if it qualifies as a REIT, FlatWorld may still be subject to certain federal, state and local taxes on its income and assets and to U.S. federal income and excise taxes on its undistributed income.

Restrictions on Ownership and Transfer

To qualify as a REIT under the Code for each taxable year beginning after December 31, 2013, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, for our taxable years beginning after December 31, 2013, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the second half of any calendar year.  We refer to the requirement described in the preceding sentence as the “closely held test.”

If we successfully reincorporate in Maryland, our charter will provide that, subject to certain exceptions, no person or entity may beneficially or constructively own, or be deemed to own by virtue of the attribution provisions of the Code, more than a certain percentage (to be determined after the Merger), in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock (the “ownership limit”).  The percentage ownership limit will not be determined until after the merger because it will depend in part on the total number of shares and existing warrants outstanding.  The percentage ownership limit will not exceed 9.8%.  Bimini Capital will not be subject to the ownership limit as long as it qualifies as a REIT or otherwise satisfies the closely held test.  For purposes of the ownership limit with respect to a holder, existing Warrants treated as held by such holder will be deemed to have been exercised, and existing warrants held by other unrelated persons will not be deemed to have been exercised.  New Sponsor Warrants and new warrants issued in the Post-Merger Dividend will not be deemed to have been exercised by a holder or other unrelated persons. Accordingly, a holder of our shares that also holds, directly or indirectly, existing Warrants will be more likely to be subject to the ownership limit, unless our board of directors grants a waiver from this ownership limit.  As described below, our board of directors has the discretion to grant waivers from this ownership limit and will consider requests for waivers from existing holders if we successfully reincorporate in Maryland.

Our charter also will prohibit any person from (i) beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT and (ii) transferring shares of our capital stock if such transfer would result in our capital stock being beneficially owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on transfer and ownership, or who is the intended transferee of shares of our stock which are transferred to the trust (as described below), will be required to give written notice immediately to us or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions on transfer and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, or that compliance with the restrictions on transfer and ownership is no longer required for us to qualify as a REIT.

Our board of directors, in its sole discretion, may exempt (prospectively or retroactively) a person from certain of the limits described above and may establish or increase an excepted holder limit for such person. The person seeking an exemption must provide to our board of directors any such representations, covenants and undertakings as our board of directors may deem appropriate in order to conclude that granting the exemption and/or establishing or increasing an excepted holder limit, as the case may be, will not cause us to fail to qualify as a REIT. Our board of directors may also require a ruling from the IRS or an opinion of counsel in order to determine that granting the exemption will not cause us to lose our qualification as a REIT. In connection with granting a waiver of the ownership limit or creating an excepted holder limit or at any other time, our board of directors may from time to time increase or decrease the ownership limit, subject to certain restrictions.

Our charter will provide that to the extent we incur any tax under the Code as the result of any “excess inclusion income” of ours being allocated to a “disqualified organization” that holds our stock in record name, our board of directors will cause us to reduce distributions to such holder in an amount equal to such tax paid by us that is attributable to such holder’s ownership in accordance with applicable U.S. Treasury regulations. We do not currently intend to make investments or engage in activities that generate “excess inclusion income,” but our charter will not prevent “disqualified organizations” from owning our common stock. See “Material U.S. Federal Income Tax Considerations — Non-Participation in the Offer and Expected Future Activities — Requirements for Qualification — Taxable Mortgage Pools” for a discussion of “disqualified organizations” and “excess inclusion income.”

Our charter will provide that any attempted transfer of our capital stock (including a transfer as a result of the exercise of an option,  such as the Warrants) that, if effective, would result in a violation of the foregoing restrictions, will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a charitable trust for the benefit of a charitable beneficiary and the proposed transferee will not acquire any rights in such shares, except that any transfer that, if effective, would result in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. The automatic transfer will be effective as of the close of business on the business day (as defined in our charter) prior to the date of the transfer. If, for any reason, the transfer to the trust would not be effective to prevent the violation of the foregoing restrictions, our charter provides that the purported transfer in violation of the restrictions will be void ab initio. Shares of our capital stock held in the trust will be issued and outstanding shares of stock. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends or other distributions and no rights to vote or other rights attributable to the shares of stock held in the trust.

The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust must be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee must sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares (net of any commissions and other expenses). Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions paid to the purported transferee and owed by the proposed transferee to the trustee. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares will be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount the proposed transferee was entitled to receive, the excess must be paid to the trustee upon demand.

 In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we accept, or our designee accepts, the offer, which we may reduce by the amount of dividends and other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and any dividends or other distributions held by the trustee will be paid to the charitable beneficiary. If shares of our stock are certificated, all such certificates will bear a legend referring to the restrictions described above (or a declaration that we will furnish a full statement about certain restrictions on transferability to a holder on request and without charge).

 If we elect to be treated as a REIT, every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of our stock within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our stock which the owner beneficially owns and a description of the manner in which the shares are held. Each owner must also provide to us such additional information as we may request in order to determine the effect, if any, of the beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, each owner of our stock must, upon demand, provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limit. These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our securities or might otherwise be in the best interests of our holders.

Investment Company Act Exemption

Orchid Island operates its business so that it is exempt from registration under the Investment Company Act. Orchid Island relies on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act. In order to rely on the exemption provided by Section 3(c)(5)(C), Orchid Island must maintain at least 55% of its assets in qualifying real estate assets. For the purposes of this test, structured Agency RMBS are non-qualifying real estate assets. Orchid Island monitors its portfolio periodically and prior to each investment to confirm that it continues to qualify for the exemption. To qualify for the exemption, Orchid Island makes investments so that at least 55% of the assets it owns on an unconsolidated basis consist of qualifying mortgages and other liens on and interests in real estate, which are referred to as qualifying real estate assets, and so that at least 80% of the assets it owns on an unconsolidated basis consist of real estate-related assets, including its qualifying real estate assets.

Orchid Island treats whole-pool pass-through Agency RMBS as qualifying real estate assets based on no-action letters issued by the Staff of the SEC. To the extent that the SEC publishes new or different guidance with respect to these matters, Orchid Island may fail to qualify for this exemption. The Manager intends to manage Orchid Island’s pass-through Agency RMBS portfolio such that it will have sufficient whole-pool pass-through Agency RMBS to ensure it maintains its exemption from registration under the Investment Company Act. At present, Orchid Island generally does not expect that its investments in structured Agency RMBS will constitute qualifying real estate assets but will constitute real estate-related assets for purposes of the Investment Company Act.

FlatWorld will operate its business so that it is exempt from registration under the Investment Company Act. Section 3(a)(1)(C) of the Investment Company Act defines as an investment company any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are securities issued by majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. FlatWorld will conduct its business primarily through its wholly-owned subsidiary, Orchid Island. Orchid Island invests in qualifying real estate assets and relies on the exception from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. Therefore, the securities issued by Orchid Island will not be “investment securities” for purposes of FlatWorld’s exemption.

Competition

When Orchid Island invests in Agency RMBS and other investment assets, it competes with a variety of institutional investors, including other REITs, insurance companies, mutual funds, pension funds, investment banking firms, banks and other financial institutions that invest in the same types of assets. Many of these investors have greater financial resources and access to lower costs of capital than Orchid Island. The existence of these competitive entities, as well as the possibility of additional entities forming in the future, may increase the competition for the acquisition of mortgage related securities, resulting in higher prices and lower yields on assets.

Employees

Orchid Island has no employees.

Properties

Orchid Island does not own any properties. Its offices are located at 3305 Flamingo Drive, Vero Beach, Florida 32963 and the telephone number of its offices is (772) 231-1400. Bimini owns these offices. This property is adequate for Orchid Island’s business as currently conducted.

Legal Proceedings

There are no legal proceedings pending or threatened involving Orchid Island.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ORCHID ISLAND

You should read the following discussion in conjunction with the sections of this Offer to Purchase entitled “Risk Factors — Risks Related to the Business of Orchid Island,” “Forward-Looking Statements,” “Business of Orchid Island” and Orchid Island’s financial statements and the related notes thereto included elsewhere in this Offer to Purchase. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offer to Purchase.

Overview

Orchid Island Capital, Inc. is a specialty finance company that invests primarily in Agency RMBS. Orchid Island’s investment strategy focuses on, and its portfolio consists of, two categories of Agency RMBS: (i) traditional pass-through Agency RMBS and (ii) structured Agency RMBS, such as CMOs, IOs, IIOs and POs, among other types of structured Agency RMBS.

Orchid Island’s business objective is to provide attractive risk-adjusted total returns over the long term through a combination of capital appreciation and the payment of regular quarterly distributions. Orchid Island intends to achieve this objective by investing in and strategically allocating capital between the two categories of Agency RMBS described above. Orchid Island seeks to generate income from (i) the net interest margin on its leveraged pass-through Agency RMBS portfolio and the leveraged portion of its structured Agency RMBS portfolio, and (ii) the interest income it generates from the unleveraged portion of its structured Agency RMBS portfolio. Orchid Island intends to fund its pass-through Agency RMBS and certain of its structured Agency RMBS, such as fixed and floating rate tranches of CMOs and POs, through short-term borrowings structured as repurchase agreements. However, Orchid Island does not intend to employ leverage on the securities in its structured Agency RMBS portfolio that have no principal balance, such as IOs and IIOs. Orchid Island does not intend to use leverage in these instances because the securities contain structural leverage. Pass-through Agency RMBS and structured Agency RMBS typically exhibit materially different sensitivities to movements in interest rates. Declines in the value of one portfolio may be offset by appreciation in the other. The percentage of capital that it allocates to its two Agency RMBS asset categories will vary and will be actively managed in an effort to maintain the level of income generated by the combined portfolios, the stability of that income stream and the stability of the value of the combined portfolios. Orchid Island believes that this strategy will enhance its liquidity, earnings, book value stability and asset selection opportunities in various interest rate environments.

Orchid Island was formed by Bimini Capital in August 2010. Orchid Island commenced operations on November 24, 2010, and through December 31, 2011, Bimini Capital had contributed approximately $15 million in cash to Orchid Island.  Bimini Capital is currently the sole stockholder of Orchid Island. Bimini Capital has managed Orchid Island’s portfolio since inception by using the same investment strategy that Orchid Island expects the Manager and its experienced RMBS investment team to continue to employ after consummation of the Merger. As of March 31, 2012, Orchid Island’s Agency RMBS portfolio had a fair value of approximately $85.2 million and was comprised of approximately 90.7% pass-through Agency RMBS and 9.3% structured Agency RMBS. Orchid Island’s net asset value as of March 31, 2012 was approximately $14.4 million.

As shown in the diagram under “Summary Term Sheet and Questions and Answers” depicting the combined companies’ organizational structure immediately following the Transaction, Orchid Island will become a wholly-owned subsidiary of FlatWorld, which will change its name to “Orchid Island Holdings, Inc.”  FlatWorld will have no direct operations and no significant assets other than its ownership interest in Orchid Island.  FlatWorld will adopt Orchid Island’s business plan and strategies.

Following the completion of the Transaction, FlatWorld intends to call a special meeting of its shareholders to approve a proposal to reincorporate in Maryland. The reincorporation will permit FlatWorld to qualify and elect to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 2013. FlatWorld generally will not be subject to U.S. federal income tax to the extent that it annually distributes all of its REIT taxable income to its stockholders and qualifies as a REIT.  It is anticipated that FlatWorld will conduct the business in a similar manner as conducted in the past by Orchid Island.

Factors that Affect Orchid Island’s Results of Operations and Financial Condition

A variety of industry and economic factors may impact Orchid Island’s results of operations and financial condition. These factors include:

•      interest rate trends;

•      prepayment rates on mortgages underlying its Agency RMBS, and credit trends insofar as they affect prepayment rates;

•      the difference between Agency RMBS yields and its funding and hedging costs;

•      competition for investments in Agency RMBS;

•      recent actions taken by the U.S. Federal Reserve and the U.S. Treasury; and

•      other market developments.

In addition, a variety of factors relating to Orchid Island’s business may also impact its results of operations and financial condition. These factors include:

•      its degree of leverage;

•      its access to funding and borrowing capacity;

•      its borrowing costs;

•      its hedging activities;

•      the market value of its investments; and

•      the requirements to qualify as a REIT and the requirements to qualify for a registration exemption under the Investment Company Act.

Orchid Island anticipates that, for any period during which changes in the interest rates earned on its assets do not coincide with interest rate changes on the corresponding liabilities, such assets will reprice more slowly than the corresponding liabilities. Consequently, changes in interest rates, particularly short term interest rates, may significantly influence its net income.

Orchid Island’s net income may be affected by a difference between actual prepayment rates and its projections. Prepayments on loans and securities may be influenced by changes in market interest rates and homeowners’ ability and desire to refinance their mortgages.

Outlook

Regulatory Developments with Respect to Fannie Mae and Freddie Mac and the Dodd-Frank Act

In response to the credit market disruption and the deteriorating financial conditions of Fannie Mae and Freddie Mac, Congress and the U.S. Treasury undertook a series of actions that culminated with putting Fannie Mae and Freddie Mac in conservatorship in September 2008. The FHFA now operates Fannie Mae and Freddie Mac as conservator, in an effort to stabilize the entities. The FHFA also noted that during the conservatorship period, it would work to enact new regulations for minimum capital standards, prudent safety and soundness standards and portfolio limits of Fannie Mae and Freddie Mac.

Although the U.S. Government has committed significant resources to Fannie Mae and Freddie Mac, Agency RMBS guaranteed by either Fannie Mae or Freddie Mac are not backed by the full faith and credit of the United States. Moreover, the Secretary of the U.S. Treasury noted that the guarantee structure of Fannie Mae and Freddie Mac required examination and that changes in the structures of the entities were necessary to reduce risk to the financial system. Such changes may involve an explicit U.S. Government backing of Fannie Mae and Freddie Mac Agency RMBS or the express elimination of any implied U.S. Government guarantee and, therefore, the creation of credit risk with respect to Fannie Mae and Freddie Mac Agency RMBS. Additionally, on February 11, 2011, the U.S. Treasury issued a White Paper titled “Reforming America’s Housing Finance Market” that lays out, among other things, proposals to limit or potentially wind down the role that Fannie Mae and Freddie Mac play in the mortgage market. Accordingly, the effect of the actions taken and to be taken by the U.S. Treasury and FHFA remains uncertain. Given the public reaction to the substantial funds made available to Fannie Mae and Freddie Mac, future funding for both is likely to face increased scrutiny. New and recently enacted laws, regulations and programs related to Fannie Mae and Freddie Mac may adversely affect the pricing, supply, liquidity and value of Agency RMBS and otherwise materially harm Orchid Island’s business and operations. See “Risk Factors — Risks Related to the Business of Orchid Island — The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. Government, may materially adversely affect Orchid Island’s business, financial condition and results of operations and its ability to pay distributions to FlatWorld.”

The Dodd-Frank Act provides for new regulations on financial institutions and creates new supervisory and advisory bodies, including the new Consumer Financial Protection Bureau. The Dodd-Frank Act tasks many agencies with issuing a variety of new regulations, including rules related to mortgage origination and servicing, securitization and derivatives. Because a significant number of regulations under the Dodd-Frank Act have either not yet been proposed or not yet been adopted in final form, it is not possible for Orchid Island to predict how the Dodd-Frank Act will impact Orchid Island’s business. See “Risk Factors — Risks Related to the Business of Orchid Island — The recent actions of the U.S. Government for the purpose of stabilizing the financial markets may adversely affect Orchid Island’s business, financial condition and results of operations and its ability to pay distributions FlatWorld.”

Interest Rates

The U.S. Federal Reserve has taken a number of steps to lower both short and long-term interest rates.  In August 2011, the U.S. Federal Reserve announced that it expects to maintain the Federal Funds Rate at its current low level at least through mid-2013, and on January 25, 2012 it extended that outlook through late 2014.  Additionally, on September 21, 2011, the U.S. Federal Reserve announced that it had extended the maturities of its U.S. Treasury securities portfolio by selling $400 billion in short-term U.S. Treasury securities and purchasing an equivalent amount of longer-term U.S. Treasury securities.  This program is known as “Operation Twist,” and its goal is to lower the yields on longer-term U.S. Treasury securities, which in turn should lower interest rates that are tied to such yields, such as mortgage rates and interest rates on commercial loans. Operation Twist was increased in size in June 2012 by $267 billion and extended through the end of 2012.

While Orchid Island has recently seen a slightly more positive trend in U.S. employment and housing data, the U.S. economy still appears to be in a period of slow growth with little inflationary pressure. The U.S. Federal Funds Target Rate remains at 0-0.25%, with no change since mid-December 2008. Since December 2010, 30-Day LIBOR has also remained low with a rate of 0.24% at March 31, 2012, similar to a year ago. However, the rate declined from 0.295% at December 31, 2011, and 3-Month LIBOR also decreased during the first quarter of 2012 from 0.58% at December 31, 2011 to 0.47% at March 31, 2012.

Although historically correlated with movements in the Federal Funds Rate, European inter-bank lending rates, specifically LIBOR, are independently affected by the fiscal and budgetary problems of the member countries of the European Union. The European Central Bank, International Monetary Fund and member countries have provided emergency funding mechanisms to support members facing the inability to raise new debt at acceptable levels (such as Greece, Ireland, Portugal and Spain). To the extent this crisis persists or worsens, LIBOR may increase substantially.

Although, long-term interest rates are currently at historically low levels, they are still high relative to short-term interest rates.  Orchid Island believes that the relationship between long and short-term interest rates will remain relatively unchanged so long as the U.S. economic recovery and inflation rates remain tepid.  If the economic recovery were to strengthen or inflation rates increase, the U.S. Federal Reserve may decide to abandon its current low-interest rate policies and/or increase interest rates.  Although an increase in the Federal Funds Rate would most likely result in an increase in LIBOR, other European-specific factors, such as a credit disruption in the European inter-bank credit market, could cause an increase in LIBOR independent of movements in the Federal Funds Rate.

During the three months ended March 31, 2012, long term interest rates started to rise with the 10 Year U.S. Treasury rate (the “10 Year”) increasing from 1.88% at December 31, 2011 to 2.21% at March 31, 2012. This contrasts with long term interest rate movements during 2011, when rates on the 10 Year fell from 3.29% at the beginning of 2011 to 1.88% at December 31, 2011. The main drivers of the increase in long term interest rates are the improved prospects for economic growth and the increased probability the U.S. Federal Reserve will have to tighten monetary policy sooner rather than later.

On August 14, 2012, Bimini Capital filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.  For the second quarter of 2012, Bimini reported a net loss of approximately $191,000, including losses on mortgage-backed securities of approximately $1.3 million.  Bimini Capital indicated in its Form 10-Q for the quarter ended March 31, 2012 that its portfolio was positioned to benefit from a rising rate environment. During the second quarter of 2012, interest rates dropped further and negatively impacted Bimini Capital’s portfolio. Net income for the six months ended June 30, 2012 was approximately $648,000.  Bimini Capital’s total stockholders’ equity at June 30, 2012 was approximately $6.1 million and per share book value was $0.59.

For the second quarter of 2012, Orchid Island had a net loss of approximately $361,000, including losses on mortgage-backed securities of approximately $898,000.  Net income for the six months ended June 30, 2012 was approximately $256,000.  Orchid Island’s total stockholder’s equity at June 30, 2012 was approximately $14.0 million.  The reason for this decrease in net income and loss on mortgage-backed securities resulted primarily from mark-to-market losses on the structured Agency RMBS portfolio which occurred due to the decreases in interest rates described above.  The results reported in the paragraph are preliminary estimates for the three and six months ended, and as of, June 30, 2012. Because Orchid Island is not a SEC reporting company under the Exchange Act, it is not required to prepare quarterly financial statements for the period ending June 30, 2012, and has not done so as of the date of this Offer to Purchase.  Orchid Island does not believe that there are any other material differences between its preliminary results for the second quarter of 2012 and its financial statements for the quarter ended March 31, 2012.

Prepayment Rates, Refinancings and Loan Modification Programs

As a result of the U.S. Federal Reserve’s interest rate policy and global economic conditions, prevailing interest rates, especially mortgage interest rates, are at historically low levels.  Generally, lower mortgage interest rates leads to increased refinancings and, consequently, prepayments on mortgages and RMBS.  However, as a result of the continuing depressed levels of home prices (due in part to the supply of new and existing homes for sale, plus the “shadow” inventory of homes expected to be on the market as a result of future foreclosures) and the increased underwriting standards of lenders, refinancing activity has not yet reached expected levels.

In response to the low level of refinancing activity, the Obama administration has instituted programs to assist borrowers struggling with their mortgage payments or unable to refinance.  For example, the government has expanded the HARP program, which is a program whereby eligible borrowers who owe more money on their mortgage loans than the value of their homes (commonly known as being “underwater” on a mortgage loan) can receive assistance refinancing their mortgage loans by loosening the eligibility requirements for refinancing.  In response to the expanded HARP program, Fannie Mae and Freddie Mac have announced guidelines for compliance with the expanded program.  Additionally, in March 2010 both Fannie Mae and Freddie Mac announced they would purchase all mortgages loans that are more than 120 days delinquent from the pools of mortgage loans underlying RMBS they have issued.

Current programs such as the Home Affordable Modification Program, or HAMP, and the Principal Reduction Alternative, or PRA, are designed to assist borrowers in modifying their mortgage loans.

On January 4, 2012, the U.S. Federal Reserve released a report titled “The U.S. Housing Market: Current Conditions and Policy Considerations” to Congress, which provided a framework for thinking about certain issues and tradeoffs that policy makers might consider. It is unclear how future legislation may impact the housing finance market and the investing environment for Agency RMBS as the method of reform is undecided and has not yet been defined by the regulators.

During his State of the Union address on January 24th, 2012, President Obama alluded to additional steps his administration intended to take to further its refinancing and loan modification efforts.  The details of the President’s plan were released on February 1, 2012 and include a proposal to allow homeowners with “underwater” mortgages to refinance with lower-rate, FHA-insured mortgage loans.

Effect on Orchid Island

Regulatory developments, movements in interest rates and prepayment rates as well as loan modification programs affect Orchid Island in many ways, including the following:

Effects on Orchid Island’s Assets

A change in or elimination of the guarantee structure of Agency RMBS may increase Orchid Island’s costs (if, for example, guarantee fees increase) or require Orchid Island to change its investment strategy altogether. For example, the elimination of the guarantee structure of Agency RMBS may cause Orchid Island to change its investment strategy to focus on non-Agency RMBS, which in turn would require Orchid Island to significantly increase its monitoring of the credit risks of its investments in addition to interest rate and prepayment risks.

Lower long-term interest rates can affect the value of Orchid Island’s Agency RMBS in a number of ways.  If prepayment rates are relatively low (due, in part, to the refinancing problems described above), lower long-term interest rates can increase the value of higher-coupon Agency RMBS.  This is because investors typically place a premium on assets with yields that are higher than market yields.  Although lower long-term interest rates may increase asset values in its portfolio, Orchid Island may not be able to invest new funds in similarly-yielding assets.

If prepayment levels increase, the value of Orchid Island’s Agency RMBS affected by such prepayments may decline.  This is because a principal prepayment accelerates the effective term of an Agency RMBS, which would shorten the period during which an investor would receive above-market returns (assuming the yield on the prepaid asset is higher than market yields).  Also, prepayment proceeds may not be able to be reinvested in similar-yielding assets.  Agency RMBS backed by mortgages with high interest rates are more susceptible to prepayment risk because holders of those mortgages are most likely to refinance to a lower rate.  IOs and IIOs, however, may be the types of Agency RMBS most sensitive to increased prepayment rates.  Because the holder of an IO or IIO receives no principal payments, the values of IOs and IIOs are entirely dependent on the existence of a principal balance on the underlying mortgages.  If the principal balance is eliminated due to prepayment, IOs and IIOs essentially become worthless.  Although increased prepayment rates can negatively affect the value of Orchid Island’s IOs and IIOs, they have the opposite effect on POs.  Because POs act like zero-coupon bonds, meaning they are purchased at a discount to their par value and have an effective interest rate based on the discount and the term of the underlying loan, an increase in prepayment rates would reduce the effective term of Orchid Island’s POs and accelerate the yields earned on those assets, which would increase its net income.

Because Orchid Island bases its investment decisions on risk management principles rather than anticipated movements in interest rates, in a volatile interest rate environment it intends to allocate more capital to structured Agency RMBS with shorter durations, such as short-term fixed and floating rate CMOs. Orchid Island believes these securities have a lower sensitivity to changes in long-term interest rates than other asset classes. Orchid Island may also mitigate its exposure to changes in long-term interest rates by investing in IOs and IIOs, which typically have different sensitivities to changes in long-term interest rates than pass-through Agency RMBS, particularly pass-through Agency RMBS backed by fixed-rate mortgages.

Orchid Island does not believe its investment portfolio will be materially affected by loan modification programs because Agency RMBS backed by loans that would qualify for such programs (i.e. seriously delinquent loans) will be purchased by Fannie Mae and Freddie Mac at their par value prior to the implementation of such programs. However, if Fannie Mae and Freddie Mac were to modify or end their repurchase programs or if the U.S. Government modified its loan modification programs to modify non-delinquent mortgage loans, Orchid Island’s investment portfolio could be negatively impacted.

Effects on Orchid Island’s Borrowing Costs

Orchid Island leverages its pass-through Agency RMBS portfolio and a portion of its structured Agency RMBS with principal balances through the use of short-term repurchase agreement transactions.  The interest rates on its debt are determined by market levels of both the U.S. Federal Funds Rate and LIBOR.  An increase in the U.S. Federal Funds Rate or LIBOR would increase Orchid Island’s borrowing costs, which could affect its interest rate spread if there is no corresponding increase in the interest Orchid Island earns on its assets.  This would be most prevalent with respect to its Agency RMBS backed by fixed rate mortgage loans because the interest rate on a fixed-rate mortgage loan does not change even though market rates may change.

In order to protect its net interest margin against increases in short-term interest rates, Orchid Island enters into interest rate swaps, which effectively convert its floating-rate repurchase agreement debt to fixed-rate debt.

Summary

The relatively large spread between short and long-term interest rates has positively affected Orchid Island’s net interest margin.  However, changes in prepayment rates could negatively affect its net interest margin and the value of its assets.  Furthermore, increases in the Federal Funds Rate and LIBOR could significantly increase Orchid Island’s financing costs, which could lower its net interest margin.

In addition, as discussed above, due to economic conditions in the United States and Europe interest rates are at exceptionally low levels and are expected to remain low for an extended period.  The low level of rates has impacted the level of refinancing activity on Agency RMBS and yields on assets available to Orchid Island. Refinancing activity has accelerated and may accelerate further as the housing finance industry slowly recovers from the financial crisis that emerged in 2008.  Yields on assets available to Orchid Island have also declined, especially since the U.S. Federal Reserve commenced “Operation Twist” in 2011 and again in June of 2012. In response to these developments, Orchid Island has allocated capital from the pass-through Agency RMBS portfolio to the structured Agency RMBS portfolio to avoid excessive prepayment related margin calls and to maintain a low duration on the portfolio as a whole.  The structured Agency RMBS portfolio typically has a much lower, in fact typically negative, duration.  Further, in order to avoid excessive prepayment speeds on the pass-through Agency RMBS portfolio, Orchid Island often acquires assets with less exposure to prepayments, and such assets have a longer duration since they are generally collateralized by 15 or 30 year mortgages.  This increases the need to add structured Agency RMBS to maintain a low duration for the total portfolio. Borrowing costs have not been affected by these developments and remain at historically low levels.

Critical Accounting Policies

Orchid Island’s financial statements are prepared in accordance with GAAP. GAAP requires Orchid Island’s management to make some complex and subjective decisions and assessments. Its most critical accounting policies involve decisions and assessments, which could significantly affect reported assets, liabilities, revenues and expenses. Management has identified its most critical accounting policies:

Mortgage-Backed Securities

Orchid Island’s investments in Agency RMBS are accounted for under the fair value option. Orchid Island acquires its Agency RMBS for the purpose of generating long-term returns, and not for the short-term investment of idle capital. Changes in the fair value of securities accounted for under the fair value option are reflected as part of Orchid Island’s net income or loss in its statement of operations, as opposed to a component of other comprehensive income in its statement of stockholder’s equity if they were instead reclassified as available-for-sale securities. Orchid Island elected to account for its Agency RMBS under the fair value option in order to reflect changes in the fair value of its Agency RMBS in its statement of operations, which Orchid Island believes more appropriately reflects the results of its operations for a particular reporting period. Orchid Island has a three-level valuation hierarchy for determining the fair value of its Agency RMBS. These levels include:

•      Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),

•      Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and

•      Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Orchid Island- specific data. These unobservable assumptions reflect Orchid Island’s own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Orchid Island’s Agency RMBS are valued using Level 2 valuations, and such valuations currently are determined by Bimini Capital based on the average of third-party broker quotes and/or by independent pricing sources when available. Because the price estimates may vary, Bimini Capital must make certain judgments and assumptions about the appropriate price to use to calculate the fair values. Alternatively, Bimini Capital could opt to have the value of all of Orchid Island’s positions in Agency RMBS determined by either an independent third-party or do so internally.

In managing Orchid Island’s portfolio, Bimini Capital employs the following four-step process at each valuation date to determine the fair value of Orchid Island’s agency RMBS:

•      First, Bimini Capital obtains fair values from a subscription-based independent pricing source through AVM, LLP, Orchid Island’s repurchase agreement funding services provider. These prices are used by both Bimini Capital as well as Orchid Island’s repurchase agreement counterparty on a daily basis to establish margin requirements for its borrowings. As of June 30, 2011, Bimini Capital subscribed to a second subscription-based pricing service through Bank of America, which receives market values directly from Bank of America’s trading desk.

•      Second, Bimini Capital requests non-binding quotes from one to four broker-dealers for each of its Agency RMBS in order to validate the values obtained by the pricing service. Bimini Capital requests these quotes from broker-dealers that actively trade and make markets in the respective asset class for which the quote is requested.

•      Third, Bimini Capital reviews the values obtained by the pricing source and the broker-dealers for consistency across similar assets.

•      Finally, if the data from the pricing services and broker-dealers is not homogenous or if the data obtained is inconsistent with Bimini Capital’s market observations, Bimini Capital makes a judgment to determine which price appears the most consistent with observed prices from similar assets and selects that price. To the extent Bimini Capital believes that none of the prices are consistent with observed prices for similar assets, which is typically the case for only an immaterial portion of Orchid Island’s portfolio each quarter, Bimini Capital may use a third price that is consistent with observed prices for identical or similar assets. In the case of assets that have quoted prices such as Agency RMBS backed by fixed-rate mortgages, Bimini Capital generally uses the quoted or observed market price. For assets such as Agency RMBS backed by ARMs or structured Agency RMBS, Bimini Capital may determine the price based on the yield or spread that is identical to an observed transaction or a similar asset for which a dealer mark or subscription-based price has been obtained.

After the completion of this offering, Orchid Island expects the Manager to continue to employ the process described above to value its Agency RMBS.

Management believes its pricing methodology to be consistent with the definition of fair value described in FASB ASC 820, Fair Value Measurements and Disclosures.

Repurchase Agreements

Orchid Island intends to finance the acquisition of a portion of its Agency RMBS through repurchase transactions under master repurchase agreements. Repurchase transactions will be treated as collateralized financing transactions and will be carried at their contractual amounts, including accrued interest. Orchid Island has entered into master repurchase agreements with six financial institutions (and has taken the initial steps to begin securing additional repurchase agreement capacity with other counterparties).

In instances where Orchid Island acquires Agency RMBS through repurchase agreements with the same counterparty from whom the Agency RMBS were purchased, it will account for the purchase commitment and repurchase agreement on a net basis and record a forward commitment to purchase Agency RMBS as a derivative instrument if the transaction does not comply with the criteria in FASB ASC 860, Transfers and Servicing, for gross presentation. If the transaction complies with the criteria for gross presentation, Orchid Island will record the assets and the related financing on a gross basis in its statements of financial condition, and the corresponding interest income and interest expense in its statement of operations and comprehensive income (loss). Such forward commitments are recorded at fair value with subsequent changes in fair value recognized in income. Additionally, Orchid Island will record the cash portion of its investment in Agency RMBS as a mortgage related receivable from the counterparty on its balance sheet.

Derivatives and Hedging Activities

Orchid Island may account for derivative financial instruments in accordance with FASB ASC 815, Disclosure about Derivative Instruments, which requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either other comprehensive income in stockholders’ equity until the hedged item is recognized in earnings or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. Orchid Island uses derivatives for hedging purposes rather than speculation. Orchid Island will use quotations from counterparties to determine their fair values.

In the normal course of business, subject to qualifying and maintaining FlatWorld’s qualification as a REIT, Orchid Island may use a variety of derivative financial instruments to manage, or hedge, interest rate risk on its borrowings. These derivative financial instruments must be effective in reducing its interest rate risk exposure in order to qualify for hedge accounting. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income for each period until the derivative instrument matures or is settled. Any derivative instrument used for risk management that does not meet the effective hedge criteria is marked-to-market with the changes in value included in net income.

Orchid Island does not intend to elect GAAP hedge accounting for any derivative financial instruments that it may utilize.

Income Recognition

Since Orchid Island commenced operations, it has elected to account for all of its Agency RMBS under the fair value option.

All of Orchid Island’s Agency RMBS will be either pass-through securities or structured Agency RMBS, including CMOs, IOs, IIOs or POs. Income on pass-through securities, POs and CMOs that contain principal balances is based on the stated interest rate of the security. Premium or discount present at the date of purchase is not amortized. For IOs, IIOs and CMOs that do not contain principal balances, income is accrued based on the carrying value and the effective yield. As cash is received it is first applied to accrued interest and then to reduce the carrying value of the security. At each reporting date, the effective yield is adjusted prospectively from the reporting period based on the new estimate of prepayments, current interest rates and current asset prices. The new effective yield is calculated based on the carrying value at the end of the previous reporting period, the new prepayment estimates and the contractual terms of the security. Changes in fair value of all of Orchid Island’s Agency RMBS during the period are recorded in earnings and reported as losses on mortgage-backed securities in the accompanying statement of operations.

Portfolio

As of March 31, 2012, Orchid Island’s Agency RMBS portfolio had a fair value of approximately $85.2 million, weighted average coupon on assets of 3.94% and a net weighted average borrowing cost of 0.34%. The following tables summarize Orchid Island’s portfolio as of March 31, 2012:

Asset Category	Fair Value	Percentage of Entire Portfolio	Weighted Average Coupon	Weighted Average Maturity in Months	Longest Maturity	Weighted Average Coupon Reset in Months	Weighted Average Lifetime Cap	Weighted Average Periodic Cap	Weighted Average CPR(1)
	(in thousands)
Pass-through Agency RMBS backed by:
Adjustable-Rate Mortgages	$1,388	1.6%	5.97%	314	6-1-38	30.03	11.97%	2.00%	0.27%
Fixed-Rate Mortgages	27,526	32.3%	4.70%	207	12-1-40	N/A	N/A	N/A	5.58%
Hybrid Adjustable-Rate Mortgages	48,317	56.8%	3.15%	356	3-1-42	98.72	8.24%	2.00%	9.39%
Total/Weighted Average Whole-pool Mortgage Pass-through Agency RMBS	$77,231	90.7%	3.75%	302	3-1-42	85.30	8.35%	2.00%	7.62%
Structured Agency RMBS:
CMOs	$—	—
IOs	1,490	1.7⁫ %	4.87%	287	12-25-39	N/A	N/A	N/A	38.24%
IIOs	6,448	7.6⁫ %	5.93%	320	12-25-40	N/A	6.18%	N/A	29.60%
POs	—	—
Total/Weighted Average Structured Agency RMBS	$7,938	9.3%	5.74%	314	11-25-40	N/A	N/A	N/A	31.25%
Total/Weighted Average	$85,169	100.0%	3.94%	303	3-1-42	N/A	N/A	N/A	20.91%

________________

 (1) CPR refers to Constant Prepayment Rate, which is a method of expressing the prepayment rate for a mortgage pool that assumes that a constant fraction of the remaining principal is prepaid each month or year. Specifically, the constant prepayment rate in the chart above represents the three month prepayment rate of the securities in the respective asset category.

Agency	Fair Value	Percentage of Entire Portfolio
	(in thousands)
Fannie Mae	$71,270	83.7%
Freddie Mac	9,357	11.0%
Ginnie Mae	4,542	5.3%
Total Portfolio	$85,169	100.0%

Entire Portfolio
Weighted Average Pass-through Purchase Price			$105.45
Weighted Average Structured Agency RMBS Purchase Price			$11.23
Weighted Average Pass-through Current Price			$105.92
Weighted Average Structured Agency RMBS Current Price			$10.11
Effective Duration (1)			1.219

________________

 (1) Effective duration of 1.219 indicates that an interest rate increase of 100 basis points would be expected to cause a (1.219)%  decrease in the value of Orchid Island’s Agency RMBS as of March 31, 2012. These figures include the structured RMBS securities in the portfolio.

Liabilities

Orchid Island has entered into repurchase agreements to finance acquisitions of its Agency RMBS. As of March 31, 2012, Orchid Island had entered into master repurchase agreements with three counterparties and had funding in place with each of those parties. The material terms of this repurchase agreement are described below:

Counterparty	Balance	Percent of Total Borrowings	Net Weighted Average Borrowing Cost	Weighted Average Maturity of Repurchase Agreements in Days	Amount at Risk (1)

Nomura	$38,479,000	52%	0.34%	31	$2,227,794
Citigroup	22,629,456	31	0.36	21	1,366,996
Cantor Fitzgerald	12,880,000	17	0.32	5	850,955
Total/Weighted Average	$73,988,456	100%	0.34%	23	$4,445,745

________________

 (1) Equal to the fair value of securities sold, cash posted as collateral, plus accrued interest income, minus the sum of repurchase agreement liabilities and accrued interest expense.

During the three months ended March 31, 2012, the average balance of Orchid Island’s repurchase agreement financing was $59,156,728.

As of March 31, 2012, the weighted average haircut on the repurchase agreement was approximately 5%. Orchid Island’s master repurchase agreement has no stated expiration but can be terminated at any time at its option or at the option of the counterparty. However, once a definitive repurchase agreement under a master repurchase agreement has been entered into, it generally may not be terminated by either party absent an event of default. A negotiated termination can occur but may involve a fee to be paid by the party seeking to terminate the repurchase agreement transaction.

Liquidity and Capital Resources

Liquidity refers to Orchid Island’s ability to meet its cash needs. Its short-term (one-year or less) and long-term liquidity requirements include asset acquisition, compliance with margin requirements, repayment of borrowings to the extent it is unable to or unwilling to roll forward its repurchase agreements and payment of its general operating expenses.

Orchid Island’s principal sources of capital generally consist of borrowings under repurchase agreements, proceeds from equity offerings and payments of principal and interest it receives on its Agency RMBS portfolio. Orchid Island believes that these sources of funds will be sufficient to meet its short-term and long-term liquidity needs.

Based on its current portfolio, amount of free cash on hand, debt-to-equity ratio and current and anticipated availability of credit, Orchid Island believes that its capital resources will be sufficient to enable it to meet anticipated short-term and long-term liquidity requirements. However, the unexpected inability to finance Orchid Island’s pass-through Agency RMBS portfolio would create a serious short-term strain on its liquidity and would require it to liquidate much of that portfolio, which in turn would require it to restructure its portfolio to maintain its exclusion from registration under the Investment Company Act. Steep declines in the values of Orchid Island’s Agency RMBS assets financed using repurchase agreements would result in margin calls that would significantly reduce its free cash position. Furthermore, a substantial increase in prepayment rates on its assets financed by repurchase agreements could cause a temporary liquidity shortfall, because on such assets Orchid Island is generally required to post margin in proportion to the amount of the announced principal pay-downs before the actual receipt of the cash from such principal pay-downs. When such margin calls occur Orchid Island has the option of pledging additional securities or cash to its lender.  These additional securities or cash will remain with Orchid Island’s lender until the related repurchase agreement borrowing matures.  Cash pledged as collateral was $1,005,000 and  $57,000 at March 31, 2012 and December 31, 2011, respectively. The increase in cash pledged as collateral was strictly due to a management decision to post cash to meet a margin call rather than another security and not due to an increase in haircuts or overcollateralization requirements.  If Orchid Island’s cash resources are at any time insufficient to satisfy its liquidity requirements, Orchid Island may have to sell assets or issue debt or equity securities.

Contractual Obligations

Orchid Island is currently party to a management agreement with Bimini Capital. Upon completion of the Merger, Orchid Island will terminate its management agreement with Bimini Capital and FlatWorld will enter into a new management agreement for the benefit of the combined company, as described below, with Bimini Advisors. Under the existing management agreement with Bimini Capital, Orchid Island paid Bimini Capital aggregate management fees of $5,500 for the period beginning on November 24, 2010 (date operations commenced) to December 31, 2010, $166,500 for the year ended December 31, 2011 and $59,000 for the three months ended March 31, 2012. Orchid Island reimbursed Bimini Capital an aggregate of $7,200 in expenses for the period beginning on November 24, 2010 (date operations commenced) to December 31, 2010, $86,400 in expenses for the year ended December 31, 2011 and $21,600 in expenses for the three months ended March 31, 2012.

FlatWorld intends to enter into a management agreement with the Manager. The Manager will be entitled to receive a management fee, be reimbursed for its expenses incurred on the combined company’s behalf, and, in certain circumstances, receive a termination fee, each as described in the management agreement. Such fees and expenses do not have fixed and determinable payments. The management fee will be payable monthly in arrears in an amount equal to 1/12th of (a) 1.50% of the first $250,000,000 of equity (as defined below), (b) 1.25% of its equity that is greater than $250,000,000 and less than or equal to $500,000,000, and (c) 1.00% of its equity that is greater than $500,000,000.

“Equity” equals FlatWorld’s month-end stockholders’ equity, adjusted to exclude the effect of any unrealized gains or losses included in either retained earnings or other comprehensive income (loss), as computed in accordance with GAAP.

FlatWorld will be required to pay or reimburse the Manager for all expenses incurred by it related to the combined company’s operations, but excluding all employment related expenses of its and the Manager’s officers and any Bimini Capital employees who provide services pursuant to the management agreement (other than Orchid Island’s Chief Financial Officer). FlatWorld will reimburse the Manager for Orchid Island’s allocable share of the compensation of its Chief Financial Officer based on its percentage of the aggregate amount of the Manager’s assets under management and Bimini Capital’s assets. Orchid Island will also reimburse its pro rata portion of the Manager’s and Bimini Capital’s overhead expenses based on Orchid Island’s percentage of the aggregate amount of the Manager’s assets under management and Bimini Capital’s assets; provided, however, that Orchid Island will not be required to pay any allocated overhead expenses or its pro rata portion of the Chief Financial Officer’s salary until the date on which its aggregate balance shareholders’ equity equals $100 million or more.  Until such conversion date, the Manager will pay all overhead expenses; however, the combined company will continue to be responsible for all other expenses.  Orchid Island will also be required to pay a termination fee for its non-renewal of the management agreement without cause. This fee will be equal to three times the average annual management fee earned by the Manager during the prior 24-month period immediately preceding the most recently completed calendar quarter prior to the effective date of termination.

Orchid Island enters into repurchase agreements to finance some of its purchases of its pass-through Agency RMBS. As of March 31, 2012, Orchid Island had outstanding $73,988,456 of liabilities pursuant to repurchase agreements that had a weighted average borrowing rate of approximately 0.34% and a weighted average maturity of 23 days. As of March 31, 2012, interest payable on its repurchase agreements was $29,000.

Off-Balance Sheet Arrangements

As of March 31, 2012, Orchid Island had no off-balance sheet arrangements.

Inflation

Virtually all of Orchid Island’s assets and liabilities are financial in nature. As a result, interest rates and other factors influence its performance far more so than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates.  Orchid Island’s activities and balance sheet are measured with reference to historical cost and or fair market value without considering inflation.

MANAGEMENT OF ORCHID ISLAND

Executive Officers and Directors

The current directors and executive officers of Orchid Island are as follows:

Name	Age	Position
Robert E. Cauley, CFA	53	Chief Executive Officer, President and Chairman of the Board
G. Hunter Haas, IV	36	Secretary, Chief Financial Officer, Chief Investment Officer and Director

Robert E. Cauley, CFA has been Orchid Island’s Chairman, President and Chief Executive Officer since August 2010 and is the Chairman and Chief Executive Officer of the Manager. Mr. Cauley co-founded Bimini Capital in 2003 and has served as its Chief Executive Officer and Chairman of the Board of Directors since 2008. He served as Vice-Chairman, Chief Financial Officer and Chief Investment Officer prior to 2008. Prior to co-founding Bimini Capital in 2003, Mr. Cauley was Vice-President and Portfolio Manager at Federated Investors in Pittsburgh from 1996 to 2003. Prior to 1996, Mr. Cauley was a member of the ABS/MBS structuring desk at Lehman Brothers from 1994 to 1996 and a credit analyst at Barclays Bank, PLC from 1992 to 1994. Mr. Cauley is a CPA (inactive status) and served in the United States Marine Corps for four years .. Bimini Capital believes that Mr. Cauley should serve as a member of FlatWorld’s Board of Directors due to his experience managing a publicly-traded REIT and his career as a RMBS portfolio manager.

G. Hunter Haas, IV has been Orchid Island’s Chief Financial Officer and Chief Investment Officer since August 2010 and has served on Orchid Island’s Board of Directors since August 2010. Mr. Haas is the President, Chief Investment Officer and Chief Financial Officer of the Manager. Mr. Haas has been the President, Chief Investment Officer and Chief Financial Officer of Bimini since 2008. Prior to assuming those roles with Bimini, he was a Senior Vice President and Head of Research and Trading. Mr. Haas joined Bimini in April 2004 as Vice President and Head of Mortgage Research. He has over 11 years experience in this industry and has managed trading operations for the portfolio since his arrival in May 2004. Mr. Haas has approximately seven years experience as a member of senior management of a public REIT. Prior to joining Bimini, Mr. Haas worked in the mortgage industry as a member of a team responsible for hedging a servicing portfolio at both National City Mortgage and Homeside Lending, Inc. Bimini Capital believes that Mr. Haas should serve as a member of FlatWorld’s Board of Directors due to his experience as the Chief Financial Officer of a publicly-traded REIT and his experience in the mortgage industry.

MANAGEMENT OF FLATWORLD FOLLOWING THE TRANSACTION

Directors and Executive Officers

Pursuant to the terms of the Agreement and Plan of Reorganization, FlatWorld shall take all necessary action, including causing its current directors to resign, so that six persons designated by Orchid Island are appointed or elected, as applicable, as directors of FlatWorld to serve in such positions as of the consummation of the Merger and such directors shall constitute the entire board.  Immediately following the Effective Time, the reconstituted board of directors shall appoint the persons designated by Orchid Island as officers of FlatWorld, to serve in such positions. Immediately following the consummation of the Transaction, FlatWorld’s directors and executive officers will be as follows:

Name	Age	Position
Robert E. Cauley, CFA	53	Chief Executive Officer, President and Chairman of the Board
G. Hunter Haas, IV	36	Secretary, Chief Financial Officer, Chief Investment Officer and Director
W. Coleman Bitting	46	Director
John B. Van Heuvelen	66	Director
Frank P. Filipps	65	Director
Ava L. Parker	49	Director

For biographical information for Messrs. Cauley and Haas, see “Management of Orchid Island.”

W. Coleman Bitting.  Mr. Bitting has agreed to become a director upon completion of the Merger and is expected to be an independent director. Since 2007, Mr. Bitting has maintained a private consulting practice focused on REITs. Mr. Bitting was a Founding Partner and Head of Corporate Finance at Flagstone Securities, a leading investment bank that specialized in mortgage REITs and finance companies, from 2000 to 2007. Flagstone managed more than 40 equity offerings raising more than $5 billion of equity capital. Flagstone helped clients build investment and liability management practices. Prior to Flagstone, Mr. Bitting held senior equity research positions at Stifel, Nicholas & Co. Inc. and Kidder, Peabody & Co., Inc. Due to his significant capital markets experience and experience analyzing and advising REITs, Bimini Capital believes Mr. Bitting should serve as a member of FlatWorld’s Board of Directors upon completion of the Merger.

John B. Van Heuvelen.  Mr. Van Heuvelen has agreed to become a director upon completion of the Merger and is expected to be an independent director. Mr. Van Heuvelen was appointed to the board of Hallador Energy Company (Nasdaq: HNRG) in September 2009 and serves as the chair of the audit committee. Mr. Van Heuvelen has been a member of the board of directors of MasTec, Inc. (NYSE:MTZ) since June 2002 and is currently the lead director and serves on their audit committee. He was chairman of their audit committee and the financial expert from 2004 to 2009. He also served on the board of directors of LifeVantage, Inc. (OTC: LFVN) from August 2005 through August 2007. From 1999 to the present, Mr. Van Heuvelen has been a private equity investor based in Denver, Colorado. His investment activities have included private telecom and technology firms. Mr. Van Heuvelen spent 14 years with Morgan Stanley and Dean Witter Reynolds in various executive positions in the mutual fund, unit investment trust and municipal bond divisions before serving as president of Morgan Stanley Dean Witter Trust Company from 1993 until 1999. Due to his significant experience as the audit committee chairman of two publicly-traded companies as well as his experience in fixed income investments, Bimini Capital believes Mr. Van Heuvelen should serve as a member of FlatWorld’s Board of Directors upon completion of the Merger.

Frank P. Filipps.  Mr. Filipps has agreed to become a director upon completion of the Merger and is expected to be an independent director. From 2005 to 2008, Mr. Filipps served as the Chairman and Chief Executive Officer of Clayton Holdings, Inc., a mortgage services company, leading it through its initial public offering and listing on the Nasdaq and subsequent sale. Prior to that, Mr. Filipps was employed by the Radian Group, Inc., spending two years as Senior Vice President and Chief Financial Officer, one year as Executive Vice President and Chief Operating Officer and 10 years as Chairman and Chief Executive Officer. In his time with the Radian Group, Inc., Mr. Filipps led the company through its initial public offering and listing on the NYSE. Prior to his tenure with the Radian Group, Inc., Mr. Filipps spent 17 years with American International Group, Inc. (NYSE: AIG), where he held multiple Vice President-level positions and was the President, Chief Executive Officer and founder of AIG Capital Corporation, the first non-insurance financial company within AIG, which focused on interest rate swaps, foreign exchange and equity arbitrage and leveraged buyout bridge financing. Mr. Filipps has served as a director and the chair of the audit committee of Impac Mortgage Holdings, Inc. (NYSE Amex: IMH) since 1995, as a director of Primus Guaranty, Ltd. (NYSE: PRS) since 2002 and as chair of the compensation committee from 2002 to 2006 and the nominating and corporate governance committee from 2007 to 2011 and as a director and chairman of the governance committee of Fortegra Financial Corp. (NYSE: FRF) since 2010 and as chair of the nominating and governance committee from 2010 to 2011 and chair of the compensation committee since 2012. Due to his financial and business expertise, diversified management background, extensive experience with real estate-

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related and mortgage services companies and experience as a director of other public companies, Bimini Capital believes Mr. Filipps should serve as a member of FlatWorld’s Board of Directors upon completion of the Merger.

Ava L. Parker.  Ms. Parker has agreed to become a director upon completion of the Merger and is expected to be an independent director. Since 2001, Ms. Parker has been a partner in the law firm of Lawrence & Parker, PA, where she serves as bond counsel and underwriter’s counsel in connection with municipal finance transactions as well as assists for-profit and not-for-profit clients with corporate organization, development and interpretation of contracts and litigation issues. Ms. Parker is also the President of Linking Solutions, Inc., which provides training, technical support and program management services in the public and private sectors. She has served as the President of Linking Solutions since 2002. In 2006, Ms. Parker was appointed to the Jacksonville Transportation Authority Board of Directors, where she is currently a Board Member and has served as Chairman. Ms. Parker presently serves as the Immediate Past Chairman of the State of Florida Board of Governors of the State University System. Due to her experience as a member of a number of private, state and municipal boards, with complex financial and corporate transactions and in corporate counseling, Bimini Capital believes Ms. Parker should serve as a member of FlatWorld’s Board of Directors upon completion of the Merger.

Other Officers

Jerry Sintes , 46.  Mr. Sintes will serve as Vice President and Treasurer of FlatWorld upon completion of the Merger.  Mr. Sintes has served as a Vice President and Treasurer of Orchid Island since August 2010.  Mr. Sintes has also served as a Vice President and Controller of Bimini Capital since October 2007. From January 2005 to October 2007, Mr. Sintes was Vice President and Assistant Controller of Riverside National Bank of Florida. Prior to that, he served as Chief Financial Officer of GS Financial Corp. and its subsidiary, Guaranty Savings and Homestead Association from May 2003 to December 2005 and in various positions at Bain, Freibaum, Sagona & Co., LLP, from September 1992 to May 2003 and Whitney National Bank from May 1988 to September 1992. A graduate of Louisiana State University, Mr. Sintes holds a Bachelor of Science degree in Accounting and is a Certified Public Accountant. He is also a member of the American Institute of Certified Public Accountants.

Board Committees

Following completion of the Merger, our board of directors expects to establish three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit Committee

The audit committee will assist our board of directors in overseeing:

•      FlatWorld’s accounting and financial reporting processes;

•      the integrity and audits of FlatWorld’s financial statements;

•      FlatWorld’s compliance with legal and regulatory requirements;

•      the qualifications and independence of FlatWorld’s independent registered public accounting firm; and

•      the performance of FlatWorld’s independent registered public accounting firm and any internal auditors.

The committee will also be responsible for engaging FlatWorld’s independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Compensation Committee

The compensation committee will:

•      evaluate the performance of the Manager;

•      review the compensation and fees payable to the Manager under the management agreement; and

•      administer the issuance of any stock to the employees of the Manager who provide services to us.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for seeking, considering and recommending to the full board of directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting of shareholders.  It also will periodically prepare and submit to the board of directors for adoption the committee’s selection criteria for director nominees.  It will review and make recommendations on matters involving the general operation of our board of directors and its corporate governance, and annually recommend to the board of directors nominees for each committee of the board of directors. In addition, the committee will facilitate the assessment of our board of directors’ performance as a whole and of the individual directors and report thereon to the board of directors.

Code of Business Conduct and Ethics

Our board of directors will amend FlatWorld’s existing code of business conduct and ethics that applies to our officers and directors and the employees of the Manager.  Among other matters, this code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•      honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•      full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•      compliance with applicable governmental laws, rules and regulations;

•      prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•      accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for executive officers or directors may be made only by our Audit Committee and will be promptly disclosed as required by law or stock exchange regulations.

Compensation of Directors

FlatWorld’s independent directors will each receive annual compensation of $20,000. Additionally, each independent director will receive reimbursement for travel and hotel expenses associated with attending such board and committee meetings. The chairperson of each of the compensation committee and the corporate governance and nominating committee will be entitled to an additional annual fee of $2,500. The chairperson of the audit committee will be entitled to an additional annual fee of $5,000. These retainer fees will be paid quarterly.

Compensation of Executive Officers

The management agreement between FlatWorld and the Manager provides that the Manager will provide FlatWorld with a management team, including its Chief Executive Officer, Chief Financial Officer and Chief Investment Officer or similar positions. Each of Orchid Island’s current officers are, and FlatWorld’s and Orchid Island’s officers will be following the completion of the Merger, employees of Bimini Capital.  FlatWorld does not intend to pay any cash or non-cash equity compensation to any officers of FlatWorld or Orchid Island (other than the Chief Financial Officer), and it does not currently intend to adopt any policies with respect thereto.  FlatWorld will reimburse the Manager for its allocable share of the compensation of the Chief Financial Officer based on our percentage of the aggregate amount of the Manager’s assets under management and Bimini Capital’s assets.  FlatWorld will also reimburse its pro rata portion of the Manager’s and Bimini Capital’s overhead expenses based on our percentage of the aggregate amount of our Manager’s assets under management and Bimini Capital’s assets; provided, however, that FlatWorld will not be required to pay any allocated overhead expenses or its pro-rata portion of the Chief Financial Officer’s salary until the date on which its aggregate balance shareholders’ equity equals $100 million or more.  Until such date, the Manager will pay all overhead expenses.   The Compensation Committee of Bimini Capital’s board of directors will determine the levels of base salary and cash incentive compensation that may be earned by FlatWorld’s and Orchid Island’s officers based on factors as Bimini Capital may determine are appropriate. Bimini Capital will also determine whether and to what extent FlatWorld’s and Orchid Island’s officers will be provided with pension, long-term or deferred compensation and other employee benefits plans and programs.  FlatWorld expects that Bimini Capital will use proceeds from the management agreement and overhead sharing agreement in part to pay compensation to its officers and employees. For a description of these agreements, see “Manager and the Management Agreement.”

 MANAGER AND MANAGEMENT AGREEMENT

The Manager

Orchid Island is currently managed by Bimini Capital. Upon consummation of the Merger, the combined company will be externally managed and advised by Bimini Advisors (“Manager”) pursuant to the terms of a management agreement.  The Manager is a newly-formed Maryland limited liability company and currently a wholly-owned indirect subsidiary of Bimini Capital. The Manager will be responsible for administering the combined company’s business activities and day-to-day operations, subject to the supervision and oversight of FlatWorld’s board of directors. Members of Bimini Capital’s and the Manager’s senior management team will also serve as executive officers of FlatWorld and Orchid Island. None of the Manager, FlatWorld nor Orchid Island will have any employees. At the Effective Time, FWC Advisors LLC, an affiliate of our Sponsor, will receive, pursuant to the Operating Agreement of the Manager, Class B membership interests of the Manager, such that FWC Advisors LLC will own 10% of the membership interests of the Manager and, as a result of such ownership, will be entitled to an allocable portion of the management fee and termination fee (if any) payable by FlatWorld to the Manager under the management agreement.

Officers of The Manager

 Robert E. Cauley, CFA is the Chairman and Chief Executive Officer of the Manager.  G. Hunter Haas, IV is the President, Chief Investment Officer and Chief Financial Officer of the Manager.  For biographical information for Messrs. Cauley and Haas, see “Management of Orchid Island.”

Management Agreement

 Orchid Island is currently a party to a management agreement with Bimini Capital.  Upon completion of the Merger, Orchid Island will terminate the management agreement with Bimini Capital and FlatWorld will enter into a new management agreement with the Manager pursuant to which the Manager will be responsible for administering the combined company’s business activities and day-to-day operations, subject to the supervision and oversight of FlatWorld’s board of directors. Pursuant to the Operating Agreement, all obligations of the Manager pursuant to the Management Agreement will be performed on behalf of the Manager by the Manager’s existing sole member, Bimini Advisors, Inc., a wholly-owned subsidiary of Bimini Capital.  The material terms of the management agreement are described below.

Management Services

The management agreement requires the Manager to oversee the combined company’s business affairs in conformity with the combined company’s operating policies and investment guidelines. The Manager at all times will be subject to the supervision and direction of FlatWorld’s board of directors, the terms and conditions of the management agreement and such further limitations or parameters as may be imposed from time to time by FlatWorld’s board of directors. The Manager is responsible for (i) the selection, purchase and sale of assets in the combined company’s investment portfolio, (ii) the combined company’s financing and hedging activities and (iii) providing the combined company with investment advisory services. The Manager is responsible for the combined company’s day-to-day operations and will perform such services and activities relating to its assets and operations as may be appropriate, including, without limitation:

•      forming and maintaining the combined company’s investment committee, which will have the following responsibilities: (A) proposing the investment guidelines to the board of directors, (B) reviewing the combined company’s investment portfolio for compliance with the investment guidelines on a monthly basis, (C) reviewing the investment guidelines adopted by the board of directors on a periodic basis, (D) reviewing the diversification of the combined company’s investment portfolio and its hedging and financing strategies on a monthly basis, and (E) generally be responsible for conducting or overseeing the provision of the management services;

•      serving as the combined company’s consultant with respect to the periodic review of its investments, borrowings and operations and other policies and recommendations with respect thereto, including, without limitation, the investment guidelines, in each case subject to the approval of the board of directors;

•      serving as the combined company’s consultant with respect to the selection, purchase, monitoring and disposition of its investments;

•      serving as the combined company’s consultant with respect to decisions regarding any financings, hedging activities or borrowings undertaken by it, including (1)assisting the combined company in developing criteria for debt and equity financing that is specifically tailored to its investment objectives and (2) advising the combined company with respect to obtaining appropriate financing for its investments;

•      purchasing and financing investments on the combined company’s behalf;

•      providing the combined company with portfolio management;

•      engaging and supervising, on the combined company’s behalf and at its expense, independent contractors that provide real estate, investment banking, securities brokerage, insurance, legal, accounting, transfer agent, registrar and such other services as may be required relating to its operations or investments (or potential investments);

•      providing executive and administrative personnel, office space and office services required in rendering services to the combined company;

•      performing and supervising the performance of administrative functions necessary to the combined company’s management as may be agreed upon by the Manager and the board of directors, including, without limitation, the collection of revenues and the payment of debts and obligations and maintenance of appropriate information technology services to perform such administrative functions;

•      counseling in connection with policy decisions to be made by the board of directors;

•      evaluating and recommending to the combined company hedging strategies and engaging in hedging activities on its behalf, consistent with FlatWorld’s qualification and maintenance of its qualification as a REIT and with the investment guidelines;

•      counseling regarding FlatWorld’s qualification and maintenance of qualification as a REIT and monitoring compliance with the various REIT qualification tests and other rules set out in the Code and U.S. Treasury regulations promulgated thereunder;

•      counseling the combined company regarding the maintenance of its exemption from status as an investment company under the Investment Company Act and monitoring compliance with the requirements for maintaining such exemption;

•      furnishing reports and statistical and economic research to the combined company regarding the activities and services performed for the combined company by the Manager;

•      monitoring the operating performance of the combined company’s investments and providing periodic reports with respect thereto to the board of directors, including comparative information with respect to such operating performance and budgeted or projected operating results;

•      investing and re-investing any cash and securities (including in short-term investments, payment of fees, costs and expenses, or payments of dividends or distributions to shareholders) and advising as to capital structure and capital-raising activities;

•      causing the combined company to retain qualified accountants and legal counsel, as applicable, to (i) assist in developing appropriate accounting procedures, compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Code applicable to REITs and (ii) conduct quarterly compliance reviews with respect thereto;

•      causing the combined company to qualify to do business in all jurisdictions in which such qualification is required and to obtain and maintain all appropriate licenses;

•      assisting in complying with all applicable regulatory requirements in respect of the combined company’s business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act or the Securities Act or by the OTCBB or stock exchange requirements as applicable;

•      taking all necessary actions to enable the combined company to make required tax filings and reports, including soliciting stockholders for required information to the extent necessary under the Code and U.S. Treasury regulations applicable to REITs;

•      handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which the combined company may be involved or to which it may be subject arising out of its day-to-day operations;

•      arranging marketing materials, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote the combined company’s business;

•      using commercially reasonable efforts to cause expenses incurred by or on the combined company’s behalf to be commercially reasonable or commercially customary and within any budgeted parameters or expense guidelines set by the board of directors  from time to time;

•      performing such other services as may be required from time to time for the management and other activities relating to the combined company’s assets and business as the board of directors shall reasonably request or the Manager shall deem appropriate under the particular circumstances; and

•      using commercially reasonable efforts to cause the combined company to comply with all applicable laws.

Pursuant to the terms of the management agreement, the Manager will provide FlatWorld and Orchid Island with a management team, including a Chief Executive Officer, Chief Financial Officer and Chief Investment Officer or similar positions, along with appropriate support personnel to provide the management services to be provided by the Manager to the combined company as described in the management agreement. None of the officers or employees provided will be exclusively dedicated to the combined company.

The Manager has not assumed any responsibility other than to render the services called for under the management agreement in good faith and is not responsible for any action of the board of directors in following or declining to follow its advice or recommendations, including as set forth in the investment guidelines. The Manager and its affiliates, and the directors, officers, employees, members and stockholders the Manager and its affiliates, will not be liable to FlatWorld or Orchid Island, the board of directors or FlatWorld’s shareholders for any acts or omissions performed in accordance with and pursuant to the management agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of their respective duties under the management agreement. FlatWorld has agreed to indemnify the Manager and its affiliates, and the directors, officers, employees, members and stockholders of the Manager and its affiliates, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of or arising from any acts or omissions of the Manager, its affiliates, and the directors, officers, employees, members and stockholders of the Manager and its affiliates, performed in good faith under the management agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of their respective duties. The Manager has agreed to indemnify FlatWorld and its directors, officers and shareholders with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of or arising from any acts or omissions of the Manager constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the management agreement. The Manager’s total liability with respect to any such expenses, losses, damages, liabilities, demands, charges or claims or otherwise will not exceed the cumulative total Management Fee paid to the Manager by the combined company through the date of the act or occurrence causing such expenses, losses, damages, liabilities, demands, charges or claims.

The Manager is required to refrain from any action that, in its sole judgment made in good faith, (i) is not in compliance with the investment guidelines, (ii) would adversely affect FlatWorld’s qualification as a REIT under the Code or its status as an entity exempted from investment company status under the Investment Company Act, or (iii) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over FlatWorld or Orchid Island or of any exchange on which FlatWorld’s securities are listed or that would otherwise not be permitted by FlatWorld’s or Orchid Island’s governing documents.  If the Manager is ordered to take any action by the board of directors, the Manager will notify the board of directors if it is the Manager’s judgment that such action would adversely affect such status or violate any such law, rule or regulation or FlatWorld’s or Orchid Island’s governing documents. The Manager, its directors, officers or members will not be liable to the combined company, the board of directors or FlatWorld’s shareholders for any act or omission by the Manager, its directors, officers or stockholders except as provided in the management agreement.

Term and Termination

The management agreement has an initial term expiring on the date that is three years from the Effective Time. The management agreement will be automatically renewed for one-year terms thereafter unless terminated by either FlatWorld or the Manager. The management agreement does not limit the number of renewal terms. Either FlatWorld or the Manager may elect not to renew the management agreement upon the expiration of the initial term of the management agreement or upon the expiration of any automatic renewal terms, both upon 180 days’ prior written notice to FlatWorld or the Manager, as applicable. Any decision by FlatWorld to not renew the management agreement must be approved by the majority of FlatWorld’s independent directors. If FlatWorld chooses not to renew the management agreement, it will pay the Manager a termination fee, upon expiration, equal to three times the average annual management fee earned by the Manager during the prior 24-month period immediately preceding the most recently completed calendar quarter prior to the effective date of termination.  FlatWorld may only elect not to renew the management agreement without cause with the consent of the majority of its independent directors. If FlatWorld elects not to renew the management agreement without cause, it may not, without the consent of the Manager, employ any employee of the Manager or any of its affiliates, or any person who has been employed by the Manager or any of its affiliates at any time within the two year-period immediately preceding the date on which the person commences employment with the company during the term of the management agreement and for two years after its expiration or termination. In addition, following any termination of the management agreement, FlatWorld must pay the Manager all compensation accruing to the date of termination. Neither FlatWorld nor the Manager may assign the management agreement in whole or in part to a third party without the written consent of the other party, except that the Manager may delegate the performance of any its responsibilities to an affiliate so long as the Manager remains liable for such affiliate’s performance.

Furthermore, if FlatWorld decides not to renew the management agreement without cause as a result of the determination by the majority of its independent directors that the management fee is unfair, the Manager may agree to perform its management services at fees the majority of the board of directors determines to be fair, and the management agreement will not terminate. The Manager may give FlatWorld notice that it wishes to renegotiate the fees, in which case FlatWorld and the Manager must negotiate in good faith, and if the parties cannot agree on a revised fee structure at the end of the 60-day negotiation period following FlatWorld’s receipt of the Manager’s intent to renegotiate, the agreement will terminate, and FlatWorld must pay the termination fees described above.

FlatWorld may also terminate the management agreement with 30 days’ prior written notice for cause, without paying the termination fee, if any of the following events occur, which will be determined by a majority of FlatWorld’s independent directors:

•      the Manager’s fraud, misappropriation of funds or embezzlement or gross negligence (including such action or inaction by the Manager that materially impairs the combined company’s ability to conduct its business);

•      the Manager fails to provide adequate or appropriate personnel that are reasonably necessary for the Manager to identify investment opportunities for Orchid Island and to manage and develop its investment portfolio if such default continues uncured for a period of 60 days after written notice thereof, which notice must contain a request that the same be remedied;

•      a material breach of any provision of the management agreement (including the failure of the Manager to use reasonable efforts to comply with the investment guidelines) if such default continues uncured for a period of 30 days after written notice thereof, which notice must contain a request that the same be remedied;

•      the Manager or Bimini Capital commences any proceeding relating to its bankruptcy, insolvency, reorganization or relief of debtors or there is commenced against the Manager or Bimini Capital any such proceeding;

•      the Manager is convicted (including a plea of nolo contendre) of a felony;

•      a change of control (as defined in the management agreement) of the Manager or Bimini Capital;

•      the departure of both Mr. Cauley and Mr. Haas from the senior management of the Manager during the initial term of the management agreement; or

•      the dissolution of the Manager.

 Management Fee and Reimbursement of Expenses

 Neither FlatWorld nor Orchid Island intends to employ personnel. As a result, the combined company will rely on the Manager to administer its business activities and day-to-day operations. The management fee is payable monthly in arrears in cash. The management fee is intended to reimburse the Manager for providing personnel to provide certain services to the combined company as described above in “— Management Services.” The Manager may also be entitled to certain monthly expense reimbursements described below.

Management Fee.  The management fee will be payable monthly in arrears in an amount equal to (i) one-twelfth (1/12) multiplied by (ii) (a) 1.50% of the first $250,000,000 of Equity, (b) 1.25% of Equity that is greater than $250,000,000 and less than or equal to $500,000,000, and (c) 1.00% of Equity that is greater than $500,000,000.

 “Equity” equals FlatWorld’s month-end stockholders’ equity, adjusted to exclude the effect of any unrealized gains or losses included in either retained earnings or other comprehensive income (loss), as computed in accordance with GAAP.

The Manager will calculate each monthly installment of the management fee within 15 days after the end of each calendar month, and FlatWorld will pay the monthly management fee with respect to each calendar month within five business days following the delivery to it of the Manager’s statement setting forth the computation of the monthly management fee for such month.

Under the existing management agreement with Bimini Capital, which will be terminated upon the completion of the Merger and replaced by the new management agreement with the Manager, Orchid Island paid Bimini Capital aggregate management fees of $5,500 for the period beginning on November 24, 2010 (date operations commenced) to December 31, 2010, $166,500 for the year ended December 31, 2011 and $59,000 for the three months ended March 31, 2012.

Reimbursement of Expenses.  FlatWorld will pay, or reimburse the Manager, for all of the combined company’s operating expenses.  The combined company will not have any employees and will not pay its officers any cash or non-cash equity compensation. Pursuant to the terms of the management agreement,  FlatWorld is not responsible for the salaries, benefits or other employment related expenses of the combined company’s and the Manager’s officers and any Bimini Capital employees that provide services to either FlatWorld or Orchid Island under the management agreement (other than the compensation of the Chief Financial Officer). The costs and expenses required to be paid by FlatWorld include, but are not limited to:

•      all costs and expenses associated with the formation and capital raising activities of the combined company, including, without limitation, the costs and expenses of (A) the preparation of the combined company’s private placement memoranda and registration statements, (B) all private and public offerings of the combined company, (C) the original incorporation and initial organization of the combined company, (D) any filing fees and costs of being a public company, including, without limitation, filings with the SEC, the Financial Industry Regulatory Authority, Inc. and the OTCBB (and any other exchange or over-the-counter market), among other such entities and (E) any fees and expenses associated with the combined company’s initial qualification as a REIT;

•      all costs and expenses in connection with the acquisition, disposition, financing, hedging and ownership of the combined company’s investments, including, without limitation, costs and expenses incurred in contracting with third parties to provide such services, such as legal fees, accounting fees, consulting fees, trustee fees, appraisal fees, insurance premiums, commitment fees, brokerage fees and guaranty fees;

•      all legal, audit, accounting, consulting, brokerage, listing, filing, custodian, transfer agent, rating agency, registration and other fees and charges, printing, engraving and other expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of the combined company’s equity securities or debt securities;

•      all expenses relating to communications to holders of equity securities or debt securities issued by the combined company and other third party services utilized in maintaining relations with holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies (including, without limitation, the SEC), including any costs of computer services in connection with this function, the cost of printing and mailing certificates for such securities and proxy solicitation materials and reports to holders of the combined company’s securities and the cost of any reports to third parties required under any indenture to which the combined company is a party;

•      all costs and expenses of money borrowed by the combined company, if any, including, without limitation, principal, interest and the costs associated with the establishment and maintenance of any credit facilities, warehouse loans, repurchase facilities and other indebtedness of the combined company, if any (including commitment fees, legal fees, closing and other costs);

•      all taxes and license fees applicable to the combined company, including interest and penalties thereon;

•      all fees paid to and expenses of third-party advisors and independent contractors, consultants, managers and other agents engaged by the combined company or by the Manager for the account of the combined company;

•      all insurance costs incurred by the combined company, including, without limitation, the cost of obtaining and maintaining (A) liability or other insurance to indemnify (1) the Manager, (2) the directors and officers of the combined company, and (3) underwriters of any securities of the combined company, (B) “errors and omissions” insurance coverage, and (C) any other insurance deemed necessary or advisable by the board of directors of the company for the benefit of the combined company and its directors and officers;

•      all compensation and fees paid to directors of the combined company (excluding those directors who are also directors, officers, employees or agents of the Manager or any of its affiliates), and, subject to the fourth bullet point below, all expenses of all directors of the combined company incurred in their capacity as such;

•      all third-party legal, accounting and auditing fees and expenses and other similar services relating to the combined company’s operations (including, without limitation, all quarterly and annual audit or tax fees and expenses);

•      all third-party legal, expert and other fees and expenses relating to any actions, proceedings, lawsuits, demands, causes of action and claims, whether actual or threatened, made by or against the combined company, or which the combined company is authorized or obligated to pay under applicable law or its governing instruments or by the board of directors of FlatWorld;

•      subject to the indemnification provisions of the management agreement, any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise) against the combined company, or against any trustee, director or officer of the combined company in his capacity as such for which the combined company is required to indemnify such trustee, director or officer by any court or governmental agency, or settlement of pending or threatened proceedings;

•      all travel and related expenses of directors, officers and employees of the combined company or the Manager, incurred in connection with attending meetings of the board of directors of FlatWorld or holders of securities of the combined company or performing other business activities that relate to the combined company, including, without limitation, travel and related expenses incurred in connection with the purchase, consideration for purchase, financing, refinancing, sale or other disposition of any investment or potential investment of the combined company; provided, however, that the combined company shall only be responsible for its pro rata share of such expenses, based on the combined company’s percentage of the aggregate amount of Bimini Advisor’s assets under management and Bimini Capital’s assets (measured as of the first day of each month), where such expenses were not incurred solely for the benefit of the combined company;

•      all expenses of organizing, modifying or dissolving the combined company and costs preparatory to entering into a business or activity, or of winding up or disposing of a business activity of the combined company, if any;

•      all expenses relating to payments of dividends or interest or distributions in cash or any other form made or caused to be made by the board of directors of FlatWorld to or on account of holders of the securities of the combined company, including, without limitation, in connection with any dividend reinvestment plan;

•      all costs and expenses related to (A) the design and maintenance of the combined company’s web site or sites and (B) the combined company’s pro rata share, based on the combined company’s percentage of the aggregate amount of Bimini Advisor’s assets under management and Bimini Capital’s assets (measured as of the first day of each month), of any computer software, hardware or information technology services that is used by the combined company;

•      all costs and expenses incurred with respect to market information systems and publications, research publications and materials, and settlement, clearing and custodial fees and expenses; provided, however, that the combined company shall only be responsible for its pro rata share of such expenses, based on the combined company’s percentage of the aggregate amount of Bimini Advisor’s assets under management and Bimini Capital’s assets (measured as of the first day of each month), where such expenses were not incurred solely for the benefit of the combined company;

•      all costs and expenses incurred with respect to administering the combined company’s incentive and benefit plans;

•      rent (including disaster recovery facilities costs and expenses), telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of Bimini Advisor’s and its affiliates required for the combined company’s operations; provided, however, that the combined company shall only be responsible for its pro rata share of such expenses, based on the combined company’s percentage of the aggregate amount of the Bimini Advisor’s assets under management and Bimini Capital’s assets (measured as of the first day of each month), where such expenses were not incurred solely for the benefit of the combined company;

•      the combined company allocable share of the compensation of its Chief Financial Officer, including, without limitation, annual base salary, bonus, any related withholding taxes and employee benefits, based on the percentage of time spent on the combined company’s affairs; and

•      all other expenses actually incurred by the Manager or its affiliates or their respective officers, employees, representatives or agents, or any affiliates thereof, which are reasonably necessary for the performance by the Manager of its duties and functions under the management agreement (including, without limitation, any fees or expenses relating to the combined company’s compliance with all governmental and regulatory matters).

For costs and expenses incurred by the Manager under Orchid Island’s existing management agreement with Bimini Capital, which will be terminated upon the completion of the Merger and replaced by the new management agreement with the Manager, Orchid Island reimbursed Bimini Capital an aggregate of $7,200 in expenses for the period beginning on November 24, 2010 (date operations commenced) to December 31, 2010, $86,400 in expenses for the year ended December 31, 2011 and $21,600 in expenses for the three months ended March 31, 2012.

Costs and expenses related to:

•      all costs and expenses related to (A) the design and maintenance of the combined company’s web site or sites and (B) the combined company’s pro rata share, based on the combined company’s percentage of the aggregate amount of Bimini Advisor’s assets under management and Bimini Capital’s assets (measured as of the first day of each month), of any computer software, hardware or information technology services that is used by the combined company;

•      all costs and expenses incurred with respect to market information systems and publications, research publications and materials, and settlement, clearing and custodial fees and expenses; provided, however, that the combined company shall only be responsible for its pro rata share of such expenses, based on the Company’s percentage of the aggregate amount of Bimini Advisor’s assets under management and Bimini Capital’s assets (measured as of the first day of each month), where such expenses were not incurred solely for the benefit of the combined company; and

•      rent (including disaster recovery facilities costs and expenses), telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of Bimini Advisor’s and its affiliates required for the combined company’s operations; provided, however, that the combined company shall only be responsible for its pro rata share of such expenses, based on the combined company’s percentage of the aggregate amount of Bimini Advisor’s assets under management and Bimini Capital’s assets (measured as of the first day of each month), where such expenses were not incurred solely for the benefit of the combined company;

•      the combined company’s allocable share of the compensation of its Chief Financial Officer, including, without limitation, annual base salary, bonus, any related withholding taxes and employee benefits, based on the percentage of time spent on the combined company’s affairs, shall not become reimbursable costs and expenses until the first calendar quarter after the calendar quarter in which our ending balance shareholders’ equity equals $100 million or more for the first time.  Until such date, the Manager will pay all overhead expenses; however, the combined company will continue to be responsible for all other expenses.

Overhead Sharing Agreement

Bimini Advisors, Inc., the managing member of the Manager (“Bimini Inc.”), will enter into an overhead sharing agreement with Bimini Capital effective upon the consummation of the Merger.  As the managing member of the Manager, Bimini Inc. is required to provide the Manager with all necessary personnel, equipment and overhead for the purpose of operating the Manager.  Pursuant to the overhead sharing agreement, Bimini Inc. will be provided with access to, among other things, Bimini Capital’s portfolio management, asset valuation, risk management and asset management services as well as administration services addressing accounting, financial, reporting, legal, compliance investor relations and information technologies necessary for the performance of the Manager’s duties under the management agreement in exchange for a reimbursement of Bimini Inc.’s allocable costs for these services.

Conflicts of Interest; Equitable Allocation of Opportunities

Bimini Capital invests solely in Agency RMBS and, because it is internally-managed, does not pay a management fee. Additionally, Bimini Capital currently receives management fees from Orchid Island and, as the holder of 90% of the membership interests of the Manager, will indirectly receive the management fees earned by the Manager through payments under the overhead sharing agreement and the Manager’s payment of distributions to Bimini Inc. The Manager may in the future manage other funds, accounts and investment vehicles that have strategies that are similar to Orchid Island’s strategy, although the Manager currently does not manage any other funds, accounts or investment vehicles. The Manager and Bimini Capital make available to Orchid Island opportunities to acquire assets that they determine, in their reasonable and good faith judgment, based on Orchid Island’s objectives, policies and strategies, and other relevant factors, are appropriate for it in accordance with their written investment allocation procedures and policies, subject to the exception that Orchid Island might not be offered each such opportunity, but will on an overall basis equitably participate with Bimini Capital and the Manager’s other accounts in all such opportunities when considered together. Bimini Capital and the Manager have agreed not to sponsor another REIT that has substantially the same investment strategy as Bimini Capital or Orchid Island prior to the earlier of (i) the termination or expiration of the management agreement or (ii) the Manager no longer being a subsidiary or affiliate of Bimini Capital.

Because many of Orchid Island’s targeted assets are typically available only in specified quantities and because many of its targeted assets are also targeted assets for Bimini Capital and may be targeted assets for other accounts the Manager may manage in the future, neither Bimini Capital nor the Manager may be able to buy as much of any given asset as required to satisfy the needs of Bimini Capital, Orchid Island and any other account the Manager may manage in the future. In these cases, the Manager’s and Bimini Capital’s investment allocation procedures and policies will typically allocate such assets to multiple accounts in proportion to their needs and available capital. The policies will permit departure from such proportional allocation when (i) allocating purchases of whole-pool Agency RMBS, because those securities cannot be divided into multiple parts to be allocated among various accounts, and (ii) such allocation would result in an inefficiently small amount of the security being purchased for an account. In these cases, the policy allows for a protocol of allocating assets so that, on an overall basis, each account is treated equitably. Specifically, the Manager’s investment allocation procedures and policies stipulate that it will base its allocation of investment opportunities on the following factors:

•      the primary investment strategy and the stage of portfolio development of each account;

•      the effect of the potential investment on the diversification of each account’s portfolio by coupon, purchase price, size, prepayment characteristics and leverage;

•      the cash requirements of each account;

•      the anticipated cash flow of each account’s portfolio; and

•      the amount of funds available to each account and the length of time such funds have been available for investment.

On a quarterly basis, FlatWorld’s independent directors will review with the Manager its allocation decisions, if any, and discuss with the Manager the portfolio needs of each account for the next quarter and whether such needs will give rise to an asset allocation conflict and, if so, the potential resolution of such conflict.

Other policies of Bimini Capital and the Manager that will apply to the management of Orchid Island include controls for:

•      Cross transactions — defined as transactions between Orchid Island, on the one hand, and an account (other than Orchid Island) managed by the Manager, on the other hand. It is the Manager’s policy to engage in a cross transaction only when the transaction is in the best interests of, and is consistent with the objectives and policies of, both accounts involved in the transaction. The Manager may enter into cross transactions where it acts both on Orchid Island’s behalf and on behalf of the other party to the transaction. Upon written notice to the Manager, Orchid Island may at any time revoke its consent to the Manager’s executing cross transactions. Additionally, unless approved in advance by a majority of FlatWorld’s independent directors or pursuant to and in accordance with a policy that has been approved by a majority of the independent directors, all cross transactions must be effected at the then-prevailing market prices. Pursuant to the Manager’s current policies and procedures, assets for which there are no readily observable market prices may be purchased or sold in cross transactions (i) at prices based upon third-party bids received through auction, (ii) at the average of the highest bid and lowest offer quoted by third-party dealers or (iii) according to another pricing methodology approved by the Manager’s chief compliance officer.

•      Principal transactions — defined as transactions between Bimini Capital or the Manager (or any related party of Bimini Capital or the Manager, which includes employees of Bimini Capital and the Manager and their families), on the one hand, and Orchid Island, on the other hand. Certain cross transactions may also be considered principal transactions whenever the Manager or Bimini Capital (or any related party of the Manager or Bimini Capital, which includes employees of the Manager or Bimini Capital and their families) have a substantial ownership interest in one of the transacting parties. The Manager is only authorized to execute principal transactions with the prior approval of a majority of FlatWorld’s independent directors and in accordance with applicable law. Such prior approval includes approval of the pricing methodology to be used, including with respect to assets for which there are no readily observable market prices.

•      Split price executions — pursuant to the management agreement, the Manager is authorized to combine purchase or sale orders on Orchid Island’s behalf together with orders for Bimini Capital or accounts managed by the Manager or their affiliates and allocate the securities or other assets so purchased or sold, on an average price basis or other fair and consistent basis, among such accounts.

To date, Orchid Island has not entered into any cross transactions; however, it has entered into one principal transaction and have conducted split price executions. See “Certain Relationships and Related Transactions—Purchases of Agency RMBS from Bimini Capital,” for a description of this principal transaction. Orchid Island currently does not anticipate that it will enter into any cross-transactions or principal transactions after the completion of the Merger.

FlatWorld and Orchid Island will be, following the completion of the Merger , entirely dependent on the Manager for day-to-day management and do not have any independent officers. Following the completion of the Merger, the executive officers of FlatWorld and Orchid Island will also be executive officers of Bimini Capital and the Manager, and none of them will devote his time to either FlatWorld or Orchid Island exclusively. Orchid Island competes with Bimini Capital and will compete with any other account managed by the Manager or other RMBS investment vehicles that may be sponsored by Bimini Capital in the future for access to these individuals.

John B. Van Heuvelen, an independent director nominee designated to become a director of FlatWorld upon the completion of the Merger, owns shares of common stock of Bimini Capital. Mr. Cauley, who has been designated to become the Chief Executive Officer of FlatWorld and Chairman of its Board of Directors following the completion of the Merger, also serves as Chief Executive Officer and Chairman of the board of directors of Bimini Capital and owns shares of common stock of Bimini Capital. Mr. Haas, who has been designated to become the Chief Financial Officer, Chief Investment Officer, Secretary and a member of FlatWorld’s Board of Directors following the completion of the Merger, also serves as the Chief Financial Officer, Chief Investment Officer and Treasurer of Bimini Capital and owns shares of common stock of Bimini Capital. Accordingly, Messrs. Van Heuvelen, Cauley and Haas may have a conflict of interest with respect to actions by FlatWorld’s board of directors that relate to Bimini Capital or the Manager.

The management fee FlatWorld will pay to the Manager will be paid regardless of Orchid Island’s performance and it may not provide sufficient incentive to the Manager to seek to achieve attractive risk-adjusted returns for Orchid Island’s investment portfolio.

UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS

The following unaudited condensed combined pro forma balance sheet as of March 31, 2012 and the unaudited condensed combined pro forma statements of operations for the three months ended March 31, 2012 and year ended December 31, 2011, are based on the separate historical financial statements of Orchid Island and FlatWorld included elsewhere in this Offer to Purchase.

 The unaudited condensed combined pro forma statements of operations for the three months ended March 31, 2012 and the year ended December 31, 2011 give pro forma effect to the Merger as if it had occurred on January 1, 2011. The unaudited condensed combined pro forma balance sheet as of March 31, 2012 gives pro forma effect to the Merger as if it had occurred on such date.

 The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the Merger, are factually supportable and, in the case of the unaudited pro forma condensed combined statements of operations data, are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited condensed combined pro forma financial information have been identified and presented in “Unaudited Condensed Combined Pro Forma Financial Data” to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Merger.

On July 26, 2012, FlatWorld entered into an Agreement and Plan of Reorganization with Orchid Island, pursuant to which Orchid Island will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of FlatWorld.  The Merger will be accounted for as a recapitalization by Orchid Island of FlatWorld as Orchid Island was determined to be the accounting acquirer.  See the section entitled “The Transaction—Accounting Treatment” for more information.  FlatWorld’s management has concluded that Orchid Island is the accounting acquirer based on its evaluation of the facts and circumstances of the Merger.  In summary, Orchid Island is the larger of the two entities and will be the operating company within the combining companies. Directors designated by Orchid Island will hold all of the seats on FlatWorld’s board of directors. Officers designated by Orchid Island will serve as the senior management of FlatWorld and Orchid Island. Although a larger portion of the voting rights in the combined entity is likely to be held by the pre-Merger FlatWorld shareholders, this was not considered determinative, as all other important elements considered in determining which party has control, including board of directors representation and management continuity, were not aligned with this voting interest. Additionally, the FlatWorld shareholders are expected to represent a diverse group of shareholders at completion of the Merger and we are not aware of any voting or other agreements that suggest that they can act as one party.

This information should be read together with the financial statements of FlatWorld and Orchid Island and the respective notes thereto included elsewhere in this Offer to Purchase, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FlatWorld” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Orchid Island.”

The unaudited condensed combined pro forma financial statements have been prepared assuming (a) the issuance, but not the conversion, of 141,873 Preferred Shares as Merger Consideration, (b) the issuance, but not the exercise, of the new Sponsor Warrants, (c) the payment of $1,000,000 of cash dividends as part of the Post-Merger Dividend to shareholders of FlatWorld, (d) the issuance, but not the exercise, of 2,295,500 newly-issued warrants as part of the Post-Merger Dividend, if no Ordinary Shares are validly tendered in the Offer or 1,470,500 newly-issued warrants if 825,000 Ordinary Shares are validly tendered and not withdrawn, and are purchased by FlatWorld, and (e) that Bimini Capital contributes to FlatWorld $1,754,281 in cash upon consummation of the Merger, and, with respect to the number of outstanding Ordinary Shares, the following:

•      Assuming No Tender of Ordinary Shares:  This presentation assumes that no FlatWorld shareholders validly tender their Ordinary Shares pursuant to the Offer and that FlatWorld repurchases 573,875 Ordinary Shares owned by the Sponsor for $1,154,281.

•      Assuming Maximum Allowable Tender of Ordinary Shares:  This presentation assumes that 825,000 FlatWorld shareholders validly tender and do not properly withdraw, and that FlatWorld purchases, 825,000 Ordinary Shares at a price of $10.18 per Ordinary Share pursuant to the Offer, and that FlatWorld repurchases 573,875 Ordinary Shares owned by the Sponsor for $1,154,281.

The pro forma adjustments principally give effect to:

The recapitalization of Orchid Island with funds held in FlatWorld’s Trust Account after payment of the Purchase Price for Ordinary Shares tendered in the Offer and expenses of the Offer and Merger; Bimini Capital’s contribution to FlatWorld of $1,754,281 in cash; the repurchase of the 573,875 Ordinary Shares held by the Sponsor for (i) $1,154,281 and (ii) New Sponsor Warrants to purchase 2,000,000 Ordinary Shares of FlatWorld at an exercise price of $9.25 per share; the declaration of the Post-Merger Dividend to holders of all outstanding Ordinary Shares following completion of the Offer and the repurchase of the Sponsor’s Ordinary Shares, consisting of (i) $1,000,000 in aggregate, and (ii) one warrant to purchase one Ordinary Share of FlatWorld at an exercise price of $9.50 per share; and the issuance of 141,873 Preferred Shares of

FlatWorld to Bimini Capital as Merger Consideration. Each Preferred Share is convertible into 10 Ordinary Shares or 1,418,730 Ordinary Shares in the aggregate.

The unaudited condensed combined pro forma financial statements are presented for informational purposes only and are subject to a number of uncertainties and assumptions and do not purport to represent what the combined companies’ actual performance or financial position would have been had the Merger occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period.

FlatWorld Acquisition Corp. and Orchid Island Capital, Inc.
Unaudited Condensed Combined Pro Forma Balance Sheet
As of March 31, 2012

	Orchid Island Capital, Inc. (Historical)	FlatWorld Acquisition Corp. (Historical)	Pro Forma Adjustments (Assuming No Tender of Ordinary Shares)		Pro Forma Combined (Assuming No Tender of Ordinary Shares)	Pro Forma Adjustments For Maximum Allowable Tender of Ordinary Shares		Pro Forma Combined (Assuming Maximum Allowable Tender of Ordinary Shares)

Assets
Cash and Cash Equivalents	$2,116,445	$164,509	$22,599,786	(1)	$24,880,740	$(8,398,500)	(9)	$16,482,240
Restricted Cash	1,023,750	23,374,786	(23,374,786)	(1)	1,023,750	—		1,023,750
Total Mortgage-backed Securities	85,169,177	—	—		85,169,177	—		85,169,177
Accrued Interest Receivable	413,582	—	—		413,582	—		413,582
Prepaid Expense and Other Assets	29,865	9,642	—		39,507	—		39,507

TOTAL ASSETS	$88,752,819	$23,548,937	$(775,000)		$111,526,756	$(8,398,500)		$103,128,256

Liabilities
Repurchase Agreements	$73,988,456	$—	$—		$73,988,456	$—		$73,988,456
Accrued Interest Payable	29,073	—	—		29,073	—		29,073
Due to Bimini Capital Management, Inc.	323,832	—	—		323,832	—		323,832
Accounts Payable and Accrued Expenses	14,582	27,800	—		42,382	—		42,382
Due to Affiliate (FlatWorld Capital LLC)	—	59,765	—		59,765	—		59,765
Deferred Legal Fee	—	50,000	(50,000)	(2)	—	—		—
Deferred Underwriting Fee	—	182,638	(182,638)	(3)	—	—		—

Total Liabilities	$74,355,943	$320,203	$(232,638)		$74,443,508	$—		$74,443,508

Ordinary Shares subject to possible redemption (1,775,987 Ordinary Shares, at a per-share redemption price of approximately $10.18)	—	18,084,646	(18,084,646)	(4)	—	—		—

Preferred Shares	—	—	14,442,671	(5)	14,442,671	—		14,442,671
Ordinary Shares	1,500	3,918,873	16,928,865	(6)	20,849,238	(8,398,500)	(10)	12,450,738
Additional Paid-In Capital	14,998,500	1,500,000	(12,114,132)	(7)	4,384,368	(152,385)	(11)	4,231,983
Accumulated Deficit	(603,124)	(274,785)	(1,715,120)	(8)	(2,593,029)	152,385	(12)	(2,440,644)

TOTAL SHAREHOLDERS’ EQUITY	$14,396,876	$5,144,088	$17,542,284		$37,083,248	$(8,398,500)		$28,684,748

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	$88,752,819	$23,548,937	$(775,000)		$111,526,756	$(8,398,500)		$103,128,256

(1)  Represents the following adjustments to cash and cash equivalents:

•      Reflects the increase of $23,374,786 to cash and cash equivalents, and decrease of $23,374,786 to restricted cash for investments held in FlatWorld’s Trust Account that will be available for Merger Consideration, transaction costs, share repurchases, and the operating activities of Orchid Island following the Merger;

•      Reflects an increase of $1,754,281 of cash received from Bimini Capital as capital contribution;

•      Reflects the payment of the $1,000,000 in cash dividends payable to all holders of Ordinary Shares following the completion of the Offer and the repurchase of the Sponsor’s Ordinary Shares;

•      Reflects the reduction of $375,000 for the payment of certain transaction fees and expenses related  to the Merger and the Offer; and

•      Reflects the reduction of $1,154,281 for the repurchase of the 573,875 Ordinary Shares held by the Sponsor. See “The Agreement and Plan of Reorganization — Structure of the Transaction — Merger Consideration to be Paid” for a further description of the Merger Consideration and “Related Agreements — FWAC Holdings Share Repurchase Agreement” for a description of the repurchase of the 573,875 Ordinary Shares owned by our Sponsor.

(2)  To record the reduction of the deferred IPO legal fees of $50,000 that will be paid using the proceeds of the Trust Account.

(3)  To record the reduction of the deferred underwriting fee pursuant to an amendment to the Underwriting Agreement entered into as of July 24, 2012 between FlatWorld and its underwriters, as such underwriters have agreed to waive all Deferred Compensation (as defined in the Underwriting Agreement) due and payable in the event of the consummation of the Merger pursuant to the Underwriting Agreement entered into as of December 9, 2010.

(4)  Represents the elimination of Ordinary Shares subject to redemption pursuant to the Offer with the full amount being reclassified to Ordinary Shares.

(5)  Reflects the value of 141,873 Preferred Shares, no par value, issued to Bimini Capital and convertible on a 1 for 10 basis into an aggregate of 1,418,730 Ordinary Shares. The Preferred Shares, with respect to rights, including to redemption payments upon liquidation, dissolution or winding-up of the affairs of FlatWorld following consummation of the Merger, rank pari passu with the Ordinary Shares on an as-converted basis into Ordinary Shares, and are valued at $10.18 per Ordinary Share on an as-converted basis.

(6)  Represents the following adjustments to Ordinary Shares:

•      An increase of $18,084,646 to reflect reclassification of Ordinary Shares subject to redemption to Ordinary Shares. The assumption is that no holders validly tender their Ordinary Shares and the entire amount is reclassified as permanent equity;

•      a decrease of $1,154,281 to repurchase all 573,875 Ordinary Shares held by FWAC Holdings, pursuant to the FWAC Holdings Share Repurchase Agreement. See “The Agreement and Plan of Reorganization — Structure of the Transaction — Merger Consideration to be Paid” for a further description of the Merger Consideration and “Related Agreements — FWAC Holdings Share Repurchase Agreement” for a description of the repurchase of the 573,875 Ordinary Shares owned by our Sponsor; and

•      a decrease of $1,500 that represents the elimination of par value of Orchid Island’s common stock outstanding upon consummation of the Merger with the full amount being reclassified to Additional Paid-In Capital.

(7)  Represents the following adjustments to Additional Paid-in-Capital:

•      Reflects an increase of $1,754,281 for cash received from Bimini Capital as capital contribution;

•      Reflects an increase of $423,544 to record value of newly-issued warrants to FWAC Holdings to purchase 2,000,000 Ordinary Shares of FlatWorld at an exercise price of $9.25 per share, pursuant to the FWAC Holdings Share Repurchase Agreement. The fair value of the New Sponsor Warrants, based upon the Black-Scholes model, on the date of sale, is estimated to be approximately $0.21 per share, using an expected life of three years, volatility of 20%, dividend yield of 13.5% and a risk-free rate of 0.28%;

•      Reflects an increase of $423,999 to record value of the newly-issued warrants to public shareholders to purchase an aggregate of 2,295,500 Ordinary Shares of FlatWorld at an exercise price of $9.50 per share. The fair value of the newly-issued warrants issued to public shareholders, based upon the Black-Scholes model, on the date of sale, is estimated at approximately $0.18 per share, using an expected life of three years, volatility of 20%, dividend yield of 13.5% and a risk-free rate of 0.28%;

•      As described in note (5), reflects reduction of $14,442,671 to Additional Paid-In-Capital for value of 141,873 Preferred Shares, no par value, issued to Bimini Capital and convertible on a 1 for 10 basis into an aggregate of 1,418,730 Ordinary Shares;

•      Reflects an increase of $1,500 that represents the elimination of the par value of Orchid Island’s common stock outstanding upon the combination with the full amount being reclassified to Additional Paid-In Capital. See note (6); and

•      Reflects the reclassification of the $274,785 historical Accumulated Deficit of FlatWorld.

(8)  Represents the following adjustments to Accumulated Deficit:

•      a decrease of $1,000,000 to record the cash portion of the Post-Merger Dividend payable to holders of Ordinary Shares;

•      a decrease of $423,544 to record value of 2,000,000 New Sponsor Warrants to FWAC Holdings. See note (1) and note (7);

•      a decrease of $423,999 to record the portion of the Post-Merger Dividend payable for the estimated value of newly-issued warrants to all holders of Ordinary Shares following the Expiration Date of the Offer. See note (1) and note (7);

•      a decrease of $375,000 to record deal-related expenses, adjusted for $50,000 of deferred IPO legal fee already recognized on FlatWorld’s balance sheet. See note (2);

•      reflects the reclassification of the $274,785 historical Accumulated Deficit of FlatWorld. See note (7); and

•      pursuant to an amendment to the Underwriting Agreement entered into as of July 24, 2012 between FlatWorld and its underwriters, reflects an increase of $182,638 to deferred underwriting fee payable on consummation of the Merger. See note (3).

(9)   Reflects the reduction in cash assuming FlatWorld shareholders tender 825,000 Ordinary Shares. This amount, which, immediately prior to the Merger, was being held in the Trust Account, represents the value of 825,000 Ordinary Shares at $10.18 per Ordinary Share.

(10)  Reflects the reduction in Ordinary Shares for 825,000 Ordinary Shares tendered to, and purchased by, FlatWorld pursuant to the Offer at a value of $10.18 per Ordinary Share.

(11)  Reflects a decrease of $152,385 in warrant value for a maximum of 825,000 Ordinary Shares validly tendered in the Offer, which Ordinary Shares will no longer be outstanding and will not receive the warrants issuable post-Merger as part of the Post-Merger Dividend.

(12)  Reflects adjustment in retained earnings for value of 825,000 warrants. See note (11).

FlatWorld Acquisition Corp. and Orchid Island Capital, Inc.
Unaudited Condensed Combined Pro Forma Statements of Operations
For the Three Months Ended March 31, 2012

	Orchid Island Capital, Inc. (Historical)	FlatWorld Acquisition Corp. (Historical)	Pro Forma Adjustments (Assuming No Tender of Ordinary Shares)		Pro Forma Combined (Assuming No Tender of Ordinary Shares)	Pro Forma Adjustments For Maximum Allowable Tender of Ordinary Shares		Pro Forma Combined (Assuming Maximum Allowable Tender of Ordinary Shares)

Statement of Operations Data:
Interest income	$758,757	$11,419	$(11,419)	(1)	$758,757	$—		$758,757
Interest expense	(50,667)	—	(11,419)		(50,667)	—		(50,667)
Net interest income	$708,090	$11,419	$—		$708,090	$—		$708,090
Gain on mortgage-backed securities	99,326	—	—		99,326	—		99,326
Losses on futures contracts	(24,000)	—	—		(24,000)	—		(24,000)
Net portfolio income	$783,416	$11,419	$(11,419)		$783,416	$—		$783,416
Expenses:
Audit, legal and other professional fees	35,736	63,305	(22,500)	(2)	76,541	—		76,541
Direct REIT operating and other administrative expenses	130,436	—	—		130,436	—		130,436
Total expenses	$166,172	$63,305	$(22,500)		$206,977	$—		$206,977
Income (loss) before income taxes	617,244	(51,886)	11,081		576,439	—		576,439
Income tax provision	—	—	—	(3)	—	—		—
Net income (loss)	$617,244	$(51,886)	$11,081		$576,439	$—		$576,439

Earnings (loss) per share attributable to stockholders
Basic	$4.11	$(0.02)			$0.25			$0.39
Diluted	$4.11	$(0.02)			$0.15			$0.19
Weighted average shares outstanding:
Basic	150,000	2,869,375	(723,875)	(4)	2,295,500	(825,000)	(6)	1,470,500
Diluted	150,000	2,869,375	817,762	(5)	3,837,137	(838,665)	(7)	2,998,472

(1) Reflects the reduction in interest income from FlatWorld’s Trust Account.

(2) Reflects the reduction in non-recurring expenses of $7,500 per month as a result of expiration of the Administrative Services Agreement with FWC Management Services Ltd. upon consummation of the Merger.

(3) Assumes no provision for income taxes on the pro forma adjustments related to FlatWorld due to FlatWorld’s statutory income tax rate of 0% as a British Virgin Islands business company.  Also assumes that Orchid Island, as a result of the Merger will not be subject to U.S. federal income tax because it will be a wholly owned limited liability company of FlatWorld, and thus, disregarded as an entity separate from FlatWorld (a foreign corporation that is not engaged in U.S. trade or business).

(4) Reflects the reduction of 573,875 Ordinary Shares as a result of repurchase of such Ordinary Shares owned by the Sponsor. See “The Agreement and Plan of Reorganization — Structure of the Transaction — Merger Consideration to be Paid” for a further description of the Merger Consideration and “Related Agreements — FWAC Holdings Share Repurchase Agreement” for a description of the repurchase of the 573,875 Ordinary Shares owned by our Sponsor.  Also reflects the notional cancellation of 150,000 common shares of Orchid Island.

(5) Reflects the increase of 1,418,730 Ordinary Shares underlying 141,873 Preferred Shares, on as converted basis and; reflects the reduction of 573,875 Ordinary Shares as a result of repurchase of the 573,875 Ordinary Shares owned by the Sponsor, plus the increase of 122,907 dilutive Ordinary Shares as a result of 2,000,000 in-the-money warrants with an exercise price of $9.25 per share issued to our Sponsor pursuant to the FWAC Holdings Share Repurchase Agreement and 2,295,500 in-the-money warrants to be issued to public shareholders with an exercise price of $9.50 per share. Also reflects the notional cancellation of 150,000 common shares of Orchid Island.

(6) Reflects the reduction in 825,000 Ordinary Shares accepted for payment pursuant to the Offer.

(7) Reflects the reduction for 825,000 Ordinary Shares redeemed in Note (6) and the reduction of 13,665 dilutive Ordinary Shares as a result of the reduction of 825,000 in-the-money warrants, after giving effect to redemption of 825,000 Ordinary Shares, issued to public shareholders following consummation of the Merger with an exercise price of $9.50 per share.

FlatWorld Acquisition Corp. and Subsidiary
Unaudited Condensed Combined Pro Forma Statements of Operations
For the Year Ended December 31, 2011

	Orchid Island Capital (Historical)	FlatWorld Acquisition Corp. (Historical)	Pro Forma Adjustments (Assuming No Tender of Ordinary Shares)		Pro Forma Combined (Assuming No Tender of Ordinary Shares)	Pro Forma Adjustments for Maximum Allowable Tender of Ordinary Shares		Pro Forma Combined (Assuming Maximum Allowable Tender of Ordinary Shares)
Statement of Operations Data:
Interest income	$1,770,957	$37,623	$(37,623)	(1)	$1,770,957	$—		$1,770,957
Interest expense	(96,223)	—	—		(96,223)	—		(96,223)
Net interest income	$1,674,734	$37,623	$(37,623)		$1,674,734	$—		$1,674,734
Losses on mortgage-backed securities	(1,134,343)	—	—		(1,134,343)	—		(1,134,343)
Losses on futures contracts	(138,525)	—	—		(138,525)	—		(138,525)
Net portfolio income	$401,866	$37,623	$(37,623)		$401,866	$—		$401,866
Expenses:
Audit, legal and other professional fees	1,114,717	245,766	(90,000)	(2)	1,270,483	—		1,270,483
Direct REIT operating and other administrative expenses	477,363	—	—		477,363	—		477,363
Total expenses	$1,592,080	$245,766	$(90,000)		$1,747,846	$—		$1,747,846
Losses before income taxes	$(1,190,214)	$(208,143)	$52,377		$(1,345,980)	$—		$(1,345,980)
Income tax provision	—	—	—	(3)	—	—		—
Net loss	$(1,190,214)	$(208,143)	$52,377		$(1,345,980)	$—		$(1,345,980)

Earnings (loss) per share attributable to stockholders:
Basic	$(7.93)	$(0.07)			$(0.59)			$(0.92)
Diluted	$(7.93)	$(0.07)			$(0.59)			$(0.92)
Weighted average shares outstanding:
Basic	150,000	2,869,375	(723,875)	(4)	2,295,500	(825,000)	(5)	1,470,500
Diluted	150,000	2,869,375	(723,875)		2,295,500	(825,000)		1,470,500

(1) Reflects the reduction in interest income from FlatWorld’s Trust Account.

(2) Reflects the reduction in non-recurring expenses of $7,500 per month as a result of expiration of the Administrative Services Agreement with FWC Management Services Ltd. upon consummation of the Merger.

(3) Assumes no provision for income taxes on the pro forma adjustments related to FlatWorld due to FlatWorld’s statutory income tax rate of 0% as a British Virgin Islands business company.  Also assumes that Orchid Island, as a result of the Merger will not be subject to U.S. federal income tax because it will be a wholly owned limited liability company of FlatWorld, and thus, disregarded as an entity separate from FlatWorld (a foreign corporation that is not engaged in U.S. trade or business).

(4) Reflects the reduction of 573,875 Ordinary Shares as a result of repurchase of such Ordinary Shares owned by the Sponsor. See “The Agreement and Plan of Reorganization — Structure of the Transaction—Merger Consideration to be Paid” for a further description of the Merger Consideration and “Related Agreements — FWAC Holdings Share Repurchase Agreement” for a description of the repurchase of the 573,875 Ordinary Shares owned by our Sponsor. Also reflects the notional cancellation of 150,000 common shares of Orchid Island.  As the pro forma combined column assumes Ordinary Shares are validly tendered in the Offering, reflects pro forma net loss for year ended December 31, 2011, any dilutive share equivalents were excluded from the diluted weighted average shares outstanding.

(5) Reflects the reduction in 825,000 Ordinary Shares validly tendered pursuant to the Offer. As the pro forma combined column assumes maximum allowable tender of Ordinary Shares, reflects pro forma net loss for the year ended December 31, 2011 and that any dilutive Ordinary Share equivalents were excluded from the diluted weighted average shares outstanding.

BENEFICIAL OWNERSHIP OF FLATWORLD SECURITIES

The following table sets forth information known to us regarding the beneficial ownership of the Ordinary Shares as of the date of this Offer to Purchase (pre-Transaction) and the beneficial ownership of the Ordinary Shares immediately following consummation of the Merger but prior to the issuance of the post-transaction dividend (post-Transaction) by:

•      each person known by us to be the beneficial owner of more than 5% of the outstanding Ordinary Shares on the date of this Offer to Purchase (pre-Transaction) and of our Ordinary Shares outstanding after the consummation of the Transaction (post-Transaction);

•      each of our current executive officers and directors;

•      each person who will become an executive officer or director upon consummation of the Merger;

•      all pre-Transaction executive officers and directors as a group; and

•      all post-Transaction executive officers and directors as a group.

As of the date of this Offer to Purchase, FlatWorld had 2,869,375 Ordinary Shares issued and outstanding and no outstanding preferred shares.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all securities that they beneficially own (within the meaning of Rule 13d-3 of the Exchange Act).

Information (pre-Transaction) with respect to our Ordinary Shares does not reflect beneficial ownership of our outstanding Warrants or Insider Warrants as none of such Warrants is currently exercisable.

Information (post-Transaction) with respect to our Ordinary Shares, is based on an aggregate of 3,714,230 Ordinary Shares issued and outstanding, and assumes: (i) the issuance of 141,873 Preferred Shares as Merger Consideration to Bimini Capital and the conversion of the same into 1,418,730 Ordinary Shares; (ii) the repurchase of 573,875 Ordinary Shares currently held by our Sponsor; (iii) that no Warrants are exercised (including the 2,000,000 Insider Warrants and 2,000,000 New Sponsor Warrants); (iv) that none of the 88,000 Ordinary Shares and 88,000 Warrants contained in the Unit Purchase Option are issued; and (v) that none of the 2,295,500 Ordinary Shares held by our public shareholders are validly tendered pursuant to the Offer.

Giving effect to these assumptions:

	Pre-Transaction		Post-Transaction		Post-Transaction
	Amount and Nature of Beneficial Ownership of Ordinary Shares	Approx. Percentage of Outstanding Ordinary Shares	Amount and Nature of Beneficial Ownership of Ordinary Shares	Approx. Percentage of Outstanding Ordinary Shares	Amount and Nature of Beneficial Ownership of Preferred Shares	Approx. Percentage of Outstanding Preferred Shares
Name and address of beneficial owners
FWAC Holdings Limited (1) (2)	573,875	20.00%	4,000,000	51.85%	—	—
FWAC Sponsor Limited (1) (2)	573,875	20.00%	4,000,000	51.85%	—	—
Raj K. Gupta (1) (2)(3)	2,925	* %	20,390	* %	—	—
Shri Krishan Gupta (1) (2)(4)	198,771	6.93%	1,385,464	27.17%	—	—
Jeffrey A. Valenty (1) (2)(5)	134,464	4.69%	937,236	20.15%	—	—
Gilbert H. Lamphere (1) (2)(6)	227,062	7.91%	1,334,146	26.69%	—	—
AQR Capital Management, LLC (7)	269,325	9.39%	269,325	7.25%	—	—
Polar Securities Inc. (8)	278,800	9.72%	278,800	7.51%	—	—
Fir Tree, Inc. (9)	150,000	5.23%	150,000	4.04%	—	—
Bulldog Investors (10)	365,850	12.75%	365,850	9.85%	—	—
Bimini Capital Management, Inc. (11)	—	—	1,418,730	38.20%	141,873	100.00%
Robert E. Cauley (12)	—	—	—	—	—	—
G. Hunter Haas, IV (12)	—	—	—	—	—	—
W. Coleman Bitting (12)	—	—	—	—	—	—
John B. Van Heuvelen (12)	—	—	—	—	—	—
Frank P. Fillips (12)	—	—	—	—	—	—
Ava L. Parker (12)	—	—	—	—	—	—
All pre-transaction directors and executive officers as a group (4 persons)	563,222	19.63%	3,677,236	50.09%	—	—
All post-transaction directors and executive officers as a group (6 persons)	—	—	—	—	—	—

____________________

*  Less than 1 percent.

(1)   Unless otherwise indicated, the business address of each of the shareholders is c/o FWC Management Services, Ltd, Palm Grove House, Road Town, Tortola, VG1110, British Virgin Islands.

(2)   FWAC Holdings, our Sponsor, is the holder of (i) 573,875 Ordinary Shares, (ii) 2,000,000 Insider Warrants and (iii) will be issued and additional 2,000,000 New Sponsor Warrants upon consummation of the Merger.  Post-Transaction presentation reflects exercise of all Insider Warrants and New Sponsor Warrants.  FWAC Sponsor is the 89.4% owner of FWAC Holdings, and through its ownership interest therein, has effective control over FWAC Holdings and may exercise voting and dispositive control over the securities held by it.  Each of Messrs. Gupta, S.K. Gupta, Valenty and Lamphere are officers and directors of FWAC Sponsor Limited.  None of Messrs. Gupta, S.K. Gupta, Valenty or Lamphere can act individually to exercise voting or dispositive control over the FlatWorld securities beneficially owned by FWAC Sponsor Limited.

(3)   This amount includes securities beneficially owned by Mr. Gupta through his ownership interest in FWAC Sponsor Limited. Mr. Gupta disclaims beneficial ownership of any securities in which he does not have a pecuniary interest.

(4)   This amount includes securities beneficially owned by Mr. S.K. Gupta through his ownership interest in FWAC Sponsor Limited. Mr. S.K. Gupta disclaims beneficial ownership of any securities in which he does not have a pecuniary interest.

(5)   This amount includes securities beneficially owned by Mr. Valenty through his ownership interest in FWAC Sponsor Limited. Mr. Valenty disclaims beneficial ownership of any securities in which he does not have a pecuniary interest.

(6)   This amount includes securities beneficially owned by Mr. Lamphere, through his interests in Gilbert H. Lamphere WFBNA Custodian Trad IRA, via his ownership interest in FWAC Sponsor Limited, as well as 50,000 Ordinary Shares and 50,000 Public Warrants which were purchased by him under the Directed Unit Program of our IPO. Mr. Lamphere disclaims beneficial ownership of any securities in which he does not have a pecuniary interest.

   (7)  Based on information contained in Schedule 13G filed by AQR Capital Management, LLC (“AQR”) on February 8, 2012, AQR Capital Management, LLC serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company which directly owns the 269,325 shares reported in that Schedule 13G.  AQR Capital Management, LLC has shared voting and dispositive power with respect to 269,325 Ordinary Shares.  Abdon Bolivar serves as the Chief Compliance Officer to AQR, and its address is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(8)   Based on information contained in Schedule 13G filed by the following persons on February 14, 2012, Polar Securities Inc. (“Polar Securities”), a company incorporated under the laws on Ontario, Canada, serves as the investment manager to North Pole Capital Master Fund ("North Pole"), a Cayman Islands exempted company, and a number of discretionary accounts with respect to which it has voting and dispositive authority over the Ordinary Shares reported in that Schedule 13G. Polar Securities and North Pole have shared voting and dispositive power with respect to 278,800 Ordinary Shares.   Paul Sabourin serves as the Chief Investment Officer of each of Polar Securities and North Pole, and their address is 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada.

(9)   Based on information contained in Schedule 13G filed by the following persons on December 20, 2010, Fir Tree, Inc., a New York corporation (“Fir Tree”), is the investment manager of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), and has been granted investment discretion over portfolio investments, including the Ordinary Shares, held by Fir Tree Value.  Fir Tree and Fir Tree Value have shared voting and dispositive power with respect to 150,000 Ordinary Shares ..  Jeffrey Tennenbaum serves as the President of each of Fir Tree and Fir Tree Value. The place of organization of Fir Tree Value is c/o Admiral Administration Ltd., Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021 SMB, Grand Cayman, Cayman Islands and the principal office of Fir Tree is 505 Fifth Avenue, 23rd Floor, New York, New York 10017.

(10) Based on information contained in Schedule 13G filed by the following persons on February 14, 2012, Phillip Goldstein and Andrew Dakos are principals of Bulldog Investors.  Bulldog Investors has the sole voting and dispositive power with respect to 365,850 Ordinary Shares.   The address of Bulldog Investors is Park 80 West, 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663.

(11) The business address of such shareholder is 3305 Flamingo Drive, Vero Beach, Florida 32963.

(12) Unless otherwise indicated, the business address of each of such individuals is c/o Orchid Island Management, Inc., 3305 Flamingo Drive, Vero Beach, Florida 32963.

Voting Interests of Existing FlatWorld Shareholders Following the Transaction

The table below outlines the effect of the various scenarios regarding the percentage of our voting interests that will be held by our shareholders who hold Ordinary Shares purchased as part of the Units in our IPO (the “Public Shares”), our Sponsor, and Orchid Island’s existing stockholder, Bimini Capital, after the Merger is completed.  Depending on the scenario, the current holders of our Ordinary Shares (including holders of Ordinary Shares and our Sponsor) will hold from 50.90% to 85.83% of our voting interests after the Merger. In each case, the table assumes (i) the issuance of 141,873 Preferred Shares as Merger Consideration to Bimini Capital and the conversion of the same into 1,418,730 Ordinary Shares; (ii) the repurchase of 573,875 Ordinary Shares currently held by our Sponsor; and (iii) that no securities are issued pursuant to the Unit Purchase Option.

FlatWorld Public Shareholders	Sponsor	Bimini Capital	Total	No Tender of Ordinary Shares	Tender by Holders of 825,000 Ordinary Shares	No Exercise of Warrants	Exercise of All Outstanding Public & Insider Warrants and New Sponsor Warrants
45.87%	39.96%	14.17%	100%	X			X
41.00%	43.55%	15.45%	100%		X		X
61.80%	—	38.20%	100%	X		X
50.90%	—	49.10%	100%		X	X

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FlatWorld

Sponsor’s Shares and Insider Warrants

On July 9, 2010, FlatWorld issued to the Sponsor 1,078,125 Ordinary Shares (the “Insider Shares”), for an aggregate amount of $25,000 in cash, at a purchase price of approximately $0.03 per share. On October 8, 2010, FlatWorld completed a 0.933333 for 1 share combination, the result of which left the Sponsor with 1,006,250 shares. On November 9, 2010, FlatWorld completed a 0.5714286 for 1 share combination, the result of which left the Sponsor with 575,000 shares. On December 9, 2010, FlatWorld completed a 1.1 for 1 share split, the result of which left the Sponsor with 632,500 shares.  On January 25, 2011, our Sponsor forfeited 58,625 of these shares in connection with the underwriters’ partial exercise of the over-allotment option. The Sponsor agreed that these shares will not be sold or transferred until one year following consummation of a business transaction, subject to certain limited exceptions described below under “— Insider Lockup.”

On December 15, 2010, the Sponsor purchased, in a private placement, 2,000,000 warrants (the “Insider Warrants”) prior to the IPO at a price of $0.75 per warrant (a purchase price of $1,500,000) from FlatWorld. The Insider Warrants are identical to the Warrants sold in the IPO, except that if held by the original holders or their permitted assigns, they (i) may be exercised for cash or on a cashless basis; and (ii) are not subject to being called for redemption. In addition, the Insider Warrants (including the underlying Ordinary Shares) will be subject to lockup provisions until 30 days following the consummation of our initial business transaction. If FlatWorld does not complete an initial business transaction, the $1,500,000 purchase price of the Insider Warrants will be included as a part of the redemption amount payable to our public shareholders prior to any voluntary winding up as such amounts will be held in our Trust Account and the Insider Warrants will expire worthless.

For a description of the FWAC Holdings Repurchase Agreement pursuant to which the Sponsor’s 573,875 Ordinary Shares shall be repurchased by FlatWorld and FlatWorld will issue to the Sponsor Warrants to purchase 2,000,000 Ordinary Shares, see “Related Agreements — FWAC Holdings Share Repurchase Agreement.”

Insider Lockup

All of the Insider Shares are subject to lockup provisions and may not be transferred, sold or assigned, until: (i) with respect to 50% of such shares, one year after the completion of our initial business transaction (or earlier if, subsequent to our initial business transaction, the last sales price of our Ordinary Shares equals or exceeds $11.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business transaction), (ii) with respect to 25% of such shares, when the closing price of our Ordinary Shares exceeds $11.50 for any 10 trading days within a 30-trading day period following the consummation of our initial business transaction, the later of the date the foregoing condition is met or one year after the completion of our initial business transaction (or earlier if, subsequent to our initial business transaction, the last sales price of our Ordinary Shares equals or exceeds $11.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business transaction), and (iii) with respect to 25% of such shares, when the closing price of our Ordinary Shares exceeds $15.00 for any 10 trading days within a 30-trading day period following the consummation of our initial business transaction, the later of the date the foregoing condition is met or one year after the completion of our initial business transaction (or earlier if, subsequent to our initial business transaction, the last sales price of our Ordinary Shares equals or exceeds $11.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business transaction).  All of the Insider Shares will be released from such transfer and sale restrictions, if, following consummation of our initial business transaction, we engage in a subsequent liquidation, share exchange, share reconstruction and amalgamation or contractual control arrangement or engage in any other similar business transaction.  As permitted by the terms of the underwriting agreement for our IPO, on July 24, 2012, we entered into an amendment to the underwriting agreement with the representative of the underwriters to waive the foregoing lockup provisions. Pursuant to the amendment, the representative of the underwriters acknowledged that we may purchase our Sponsor’s 573,875 Ordinary Shares.  See “Related Agreements — FWAC Holdings Share Repurchase Agreement.”

During the lockup period, the Sponsor will not be able to sell or transfer such securities except to permitted transferees (i.e., immediate family members of the holder and trusts established by the holder for estate planning purposes, to a shareholder of a shareholder of FWAC Holdings, by virtue of the laws of descent and distribution or pursuant to a domestic relations order) who agree in writing to be bound to the transfer restrictions, agree to vote in favor of our initial business transaction in the event we seek shareholder approval in connection with our initial business transaction and waive any rights to participate in any liquidation distribution if we fail to consummate an initial business transaction.  The Sponsor will retain all other rights as a shareholder, including, without limitation, the right to vote such Insider Shares and the right to receive cash dividends, if declared. If dividends are declared and payable in Ordinary Shares, such dividends will also be subject to the lockup and will be released pro rata, in accordance with the Insider Shares. If we are unable to effect a business transaction, the Sponsor will not receive any portion of the redemption proceeds with respect to Ordinary Shares owned by it prior to the IPO.

The Sponsor has agreed not to sell or otherwise transfer any of the Insider Warrants until the date that is 30 days after the date we complete our initial business transaction; provided, however, that the transfers can be made to permitted transferees who agree in writing to be bound by such transfer restrictions.

Indemnification

In order to protect the amounts held in the Trust Account, the shareholders of the Sponsor have agreed to indemnify FlatWorld, pro rata based upon their indirect beneficial ownership in us prior to our IPO, for all claims of creditors, to the extent that we fail to obtain waivers from vendors, service providers and prospective target business to the extent necessary to ensure that the amounts in the Trust Account available for distribution to our shareholders do not fall below $10.18 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters in the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our officers, directors, advisors and their respective affiliates will not be responsible to the extent of any liability for such third party claims.  In the event that the proceeds in the Trust Account are reduced below $10.18 per share or upon the liquidation of our Trust Account and the shareholders of the Sponsor assert that they are unable to satisfy their obligations or that they have no indemnification obligations related to a particular claim, our independent directors, if any, would determine whether to take legal action against the shareholders of the Sponsor to enforce their indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the shareholders of the Sponsor to enforce their indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the (i) per share redemption price or (ii) per share liquidation price will not be less than $10.18 per share.

Registration Rights

Pursuant to an agreement to be entered into concurrently with the issuance and sale of the securities in the IPO, our Sponsor and its permitted transferees can demand that we register the Insider Shares and the Insider Warrants purchased by them, and the Ordinary Shares issuable upon exercise of such warrants. The registration rights will be exercisable prior to their release from lockup but any such registration statement so filed will not take effect until after the release from such transfer and sale restrictions.  We will bear the cost of registering these securities. If Sponsor exercises its registration rights in full, there will be up to 2,000,000 Ordinary Shares issuable on exercise of the Insider Warrants eligible for trading in the public market.

For a description of the Amended and Restated Registration Rights Agreement pursuant to which the New Sponsor Warrants to purchase 2,000,000 Ordinary Shares as well as such underlying Ordinary Shares to be issued to the Sponsor in accordance with the FWAC Holdings Share Repurchase Agreement shall be deemed to be “registrable securities” and subject to substantially the same registration rights as described above, see “Related Agreements — Amended and Restated Registration Rights Agreement.”

Loans to FlatWorld

In order to meet our working capital needs following the consummation of the IPO, certain officers and directors of FlatWorld may, but are not obligated to, loan FlatWorld funds, from time to time, or at any time, in whatever amount such officer or director deems reasonable in his or her sole discretion.  Such funds may be convertible into warrants of the post business transaction entity at a price of $0.75 per warrant at the option of the lender.  The warrants would be identical to the Insider Warrants.  The holders of a majority of such warrants (or underlying shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan.  The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date.  We will bear the expense incurred with the filing of any such registration statements. The terms of such loans by FlatWorld’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.  However, such loans will not have any recourse against the Trust Account nor pay any interest prior to the consummation of the business transaction and be no more favorable than could be obtained by a third party.  As of the date hereof, no such loans have been made.

FlatWorld issued an unsecured promissory note to the Sponsor in an aggregate principal amount of $125,000. The note did not bear interest. The note was payable on the earlier of (i) July 9, 2011 or (ii) the date of the consummation of the IPO. This promissory note was repaid on December 15, 2010.

An affiliate of FlatWorld paid certain vendor bills on behalf of FlatWorld in the amount of $37,700.  The advance was non-interest bearing and payable upon the earlier of July 9, 2011 or upon consummation of the IPO. On August 23, 2010, FlatWorld repaid $37,700 in advances from an affiliate of our Sponsor.

Administrative Services Agreement

Pursuant to an Administrative Services Agreement entered into on December 9, 2010, FWC Management Services Ltd, an entity controlled by Messrs. Valenty and Gupta, charges us $7,500 per month for office space and certain general and administrative services, including but not limited to receptionist, secretarial and general office services. This agreement commenced on December 9, 2010, and shall continue until the earliest to occur of: (i) the consummation of a business transaction or (ii) September 9, 2012.

Expenses

Each of our officers and directors will be reimbursed for out-of-pocket expenses incurred by him in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business transactions. The funds for such reimbursement will be provided from the money held outside the Trust Account. In the event that we do not effect the Merger, then any expenses incurred by such individuals in excess of the money being held outside of the Trust Account will not be repaid and we will liquidate. On the other hand, if we complete the Merger within such time period, all such expenses will be repaid by us in full.

Future Transactions

All ongoing and future transactions between us and any member of our management team or his or her respective affiliates will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable to us than are available from unaffiliated third parties. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to us than with an unaffiliated third party, we would not engage in such transaction.

Orchid Island

Purchases of Agency RMBS from Bimini Capital

On March 31, 2011, Orchid Island purchased from Bimini Capital Agency RMBS with a fair value of $1,056,421 for a purchase price of $1,071,040 (including $14,620 of accrued interest). During the period from November 24, 2010 to December 31, 2010, Orchid Island purchased from Bimini Capital Agency RMBS with a fair value of $15,576,000 for a purchase price of $15,579,000 (including interest of $3,000). Orchid Island determined the fair value of the Agency RMBS purchased from Bimini Capital pursuant to the valuation methodology described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Orchid Island — Critical Accounting Policies — Mortgage-Backed Securities.” Orchid Island currently does not anticipate that it will enter into any cross transactions or principal transactions after the completion of the Merger.

Management Agreement

Orchid Island is currently managed by Bimini Capital. Upon completion of the Transaction, FlatWorld will be externally managed and advised by Bimini Advisors pursuant to a management agreement, pursuant to which the Manager will manage the combined company’s day-to-day operations.  Under Orchid Island’s existing management agreement with Bimini Capital, which will be terminated upon the completion of the Merger and replaced by the new management agreement with the Manager, Orchid Island paid Bimini Capital aggregate management fees of $5,500 for the period beginning on November 24, 2010 (date operations commenced) to December 31, 2010, $166,500 for the year ended December 31, 2011 and $59,000 for the three months ended March 31, 2012.  Under the new management agreement, FlatWorld will pay the Manager a monthly management fee and will reimburse the Manager for certain expenses. The Manager will earn a management fee regardless of the performance of Orchid Island’s investments. See “Manager and Management Agreement” for more information regarding the services the Manager will provide to FlatWorld and Orchid Island and the fees FlatWorld will pay to the Manager.

Consulting Agreement

In September 2010, Orchid Island entered into a consulting agreement with W. Coleman Bitting, who has agreed to become one of FlatWorld’s independent directors. The terms of the consulting agreement provide that Mr. Bitting will advise Orchid Island with respect to financing alternatives, business strategies and related matters as requested during the term of the agreement. Although there is no defined term of the agreement, it can be terminated by either party and at any time upon 10 days’ written notice. In exchange for his services, the consulting agreement provides that Orchid Island will pay Mr. Bitting an hourly fee of $150 and reimburse him for all out-of-pocket expenses reasonably incurred in the performance of his services. To date, we have paid Mr. Bitting a total of approximately $99,000. Orchid Island intends to terminate this consulting agreement upon completion of the Merger.

Registration Rights Agreement

FlatWorld will enter into a registration rights agreement with regard to the Preferred Shares and underlying Ordinary Shares owned by Bimini Capital upon completion of the Merger.  See “Related Agreements — Registration Rights Agreement.”

Indemnification Agreements

FlatWorld intends to enter into indemnification agreements with each of its directors and executive officers following the completion of the Merger. The indemnification agreements will require, among other things, that FlatWorld indemnify its directors and certain officers to the fullest extent permitted by law and advance to its directors and certain officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

Related Person Transaction Policies

Following the Merger, FlatWorld expects its board of directors to adopt a policy providing that any investment transaction between Bimini Capital, the Manager or any of their affiliates and FlatWorld or any of its subsidiaries requires the prior approval of a majority of FlatWorld’s independent directors.

FlatWorld also expects its board of directors to adopt a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which FlatWorld or any of its subsidiaries is or are to be a participant, the amount involved exceeds $120,000 and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person would need to promptly disclose to the audit committee any related person transaction and all material facts about the transaction. The audit committee would then assess and promptly communicate that information to the board of directors. Based on its consideration of all of the relevant facts and circumstances, the audit committee will decide whether or not to approve such transaction and will generally approve only those transactions that do not create a conflict of interest. If FlatWorld becomes aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to the audit committee, which will evaluate all options available, including ratification, revision or termination of such transaction. FlatWorld’s policy requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

In fulfilling its responsibility, the audit committee will review the relevant facts of each related person transaction or series of related transactions and either approve, ratify or disapprove such transaction or transactions. The audit committee will take into account such factors as it deems necessary or appropriate in deciding whether to approve, ratify or disapprove any related person transaction, including any one or more of the following:

•      the terms of the transaction;

•      the benefits to FlatWorld of the transaction;

•      the availability of other sources for comparable products or services;

•      the terms available to unrelated third parties or to employees generally; and

•      the impact on a director’s independence in the event that such director is a party to the transaction or such director, an immediately family member of such director or an entity in which such director is an executive officer or has a direct or indirect material interest is a party to the transaction.

No director may participate in any consideration or approval of a related person transaction with respect to which such director or any of such director’s immediate family members is the related person or has a direct or indirect material interest. Related person transactions will only be approved if they are determined to be in, or not inconsistent with, the best interests of FlatWorld.

On an annual basis, FlatWorld will solicit information from each of its directors and executive officers to identify related person transactions. If a related person transaction that has not been previously approved or previously ratified is identified, the audit committee will promptly consider all of the relevant facts. If the transaction is ongoing, the audit committee may ratify or request the rescission, amendment or termination of the related person transaction. If the transaction has been completed, the audit committee may seek to rescind the transaction where appropriate and may recommend that the board of directors or FlatWorld take appropriate disciplinary action where warranted. In addition, the audit committee will generally review any ongoing related person transactions on an annual basis to determine whether to continue, modify or terminate such related person transactions.

`In addition, it is anticipated that FlatWorld’s code of business conduct and ethics, which will be reviewed and approved by FlatWorld’s board of directors and provided to all directors, officers and the persons who provide services to FlatWorld pursuant to the management agreement, will require that all such persons avoid any situations or relationships that involve actual or potential conflicts of interest, or perceived conflicts of interest, between an individual’s personal interests and the interests of the company. It is expected that, pursuant to FlatWorld’s code of business conduct and ethics, each of these persons must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to their supervisor or our secretary. If a conflict is determined to exist, the person must disengage from the conflict situation or terminate his provision of services to FlatWorld.  The Chief Executive Officer, Chief Financial Officer, principal accounting officer and certain other persons who may be designated by FlatWorld’s board of directors, whom are collectively refer to as the financial executives, must consult with FlatWorld’s audit committee with respect to any proposed actions or arrangements that are not clearly consistent with the code of business conduct and ethics. In the event that a financial executive wishes to engage in a proposed action or arrangement that is not consistent with FlatWorld’s code of business conduct and ethics, the executive must obtain a waiver of the relevant provisions of the code of business conduct and ethics in advance from FlatWorld’s audit committee.

APPRAISAL RIGHTS

No appraisal rights are available under the Act to the shareholders of FlatWorld in connection with the Transaction.

WHERE YOU CAN FIND MORE INFORMATION

FlatWorld is subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares.  In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.  We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. We also have filed, pursuant to Rule 13e-4(c)(2), an Issuer Tender Offer Statement on Schedule TO as may be amended from time to time (the “Schedule TO”) with the SEC that includes additional information relating to the Offer.  These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC, including the Schedule TO. You may also request a copy of the Schedule TO and related exhibits, at no cost, by writing or calling the Information Agent for the Offer at the telephone numbers set forth on the back cover of this Offer to Purchase.

FLATWORLD ACQUISITION CORP.

As of December 31, 2011 and 2010 and for the year ended December 31, 2011 and the periods June 25, 2010 (inception) to December 31, 2010 and June 25, 2010 (inception) to December 31, 2011

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Shareholders’ Equity	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7
As March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011 and the period of June 25, 2010 (inception) to March 31, 2012

Balance Sheets	F-14
Statements of Operations	F-15
Statements of Shareholders’ Equity	F-16
Statements of Cash Flows	F-17
Notes to Financial Statements	F-18

ORCHID ISLAND CAPITAL INC.

As of December 31, 2011 and 2010 and for the year ended December 31, 2011 and the period from November 24, 2010 (date operations commenced) through December 31, 2010

Report of Independent Registered Public Accounting Firm	F-25
Balance Sheets	F-26
Statements of Operations	F-27
Statements of Stockholder’s Equity	F-28
Statements of Cash Flows	F-29
Notes to Financial Statements	F-30
As of March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011

Balance Sheets	F-38
Statements of Operations	F-39
Statement of Stockholder’s Equity	F-40
Statements of Cash Flows	F-41
Notes to Financial Statements	F-42

Table of Contents    F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

FlatWorld Acquisition Corp.

We have audited the accompanying balance sheets of FlatWorld Acquisition Corp. (a corporation in the development stage) (the “Company”) as of December 31, 2011 and 2010 and the related statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2011 and the periods from June 25, 2010 (date of inception) to December 31, 2010 and June 25, 2010 (date of inception) to December 31, 2011.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note A to the financial statements, the Company will face a mandatory liquidation if a business combination is not consummated by September 9, 2012, which raises substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the year ended December 31, 2011 and the periods from June 25, 2010 (date of inception) to December 31, 2010 and June 25, 2010 (date of inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein Kass

Roseland, New Jersey

April 30, 2012

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FlatWorld Acquisition Corp.

(a corporation in development stage)

BALANCE SHEETS

	December 31,
	2011	2010
ASSETS
Current assets
Cash	$165,870	$345,518
Prepaid expense and other current assets	12,602	12,597
Due from Affiliate	—	61,458
Total current assets	178,472	419,573
Restricted cash equivalents held in Trust Account	23,374,786	22,440,000
Total assets	$23,553,258	$22,859,573
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$40,000	$68,958
Deferred legal fee	50,000	50,000
Deferred underwriting fee	182,638	181,253
Total liabilities	272,638	300,211

Ordinary shares subject to possible redemption (1,775,987 and 1,683,000 ordinary shares at December 31, 2011 and 2010, respectively, at a per-share redemption price of approximately $10.183 and $10.20, respectively)	18,084,646	17,166,600
Commitments
Shareholders’ equity
Preferred shares, no par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—

Ordinary shares, no par value, unlimited shares authorized; 2,869,375 and 2,832, 500 shares issued and outstanding at December 31, 2011 and 2010, respectively (including 1,775,987 and 1,683,000 ordinary shares subject to possible redemption at December 31, 2011 and 2010, respectively)	3,918,873	3,907,518

Additional paid-in capital	1,500,000	1,500,000

Deficit accumulated during development stage	(222,899)	(14,756)
Total shareholders’ equity	5,195,974	5,392,762
Total liabilities and shareholders’ equity	$23,553,258	$22,859,573

The accompanying notes are an integral part of the financial statements

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FlatWorld Acquisition Corp.

(a corporation in the development stage)

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2011	June 25, 2010 (date of inception) to December 31, 2010	June 25, 2010 (date of inception) to December 31, 2011

Revenue	$—	$—	$—
General and administrative expenses	245,766	15,762	261,528
Loss from operations	(245,766)	(15,762)	(261,528)
Interest and dividend income	37,623	1,006	38,629
Net loss attributable to ordinary shareholders	$(208,143)	$(14,756)	$(222,899)
Weighted average number of ordinary shares outstanding, basic and diluted	2,866,849	832,500	2,207,569
Net loss per ordinary share attributable to ordinary shareholders, basic and diluted	$(0.07)	$(0.02)	$(0.10)

The accompanying notes are an integral part of the financial statements

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FlatWorld Acquisition Corp.

(a corporation in the development stage)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the period from June 25, 2010 (date of inception) to December 31, 2011

				Deficit
	Ordinary Shares			accumulated during	Total
	Shares	Amount no par	Additional paid-in capital	development stage	shareholders equity

Sale of ordinary shares issued to initial shareholder on July 9, 2010 at approximately $0.040 per share, as adjusted	632,500	$25,000	$—	$—	$25,000

Sale of 2,200,000 units on December 15, 2010 (including 1,683,000 ordinary shares subject to possible redemption)	2,200,000	21,049,118			21,049,118
Net proceeds subject to possible redemption 1,683,000 ordinary shares, at redemption price		(17,166,600)			(17,166,600)
Sale of 2,000,000 private placement warrants on December 12, 2010			1,500,000		1,500,000
Net loss attributable to ordinary shareholders	—	—	—	(14,756)	(14,756)
Balance, December 31, 2010	2,832,500	3,907,518	1,500,000	(14,756)	5,392,762

Sale of 95,500 units on January 25, 2011 (including 92,987 ordinary shares subject to possible redemption) pursuant to the exercise of the underwriters' over-allotment option, net of underwriters’ discount and offering expenses	95,500	929,401			929,401
Forfeiture of sponsor shares on January 25, 2011 in connection with the underwriters’ election to not exercise its over-allotment option in full	(58,625)

Net proceeds subject to possible redemption 92,987 ordinary shares, at redemption price		(918, 046)			(918,046)

Net loss attributable to ordinary shareholders	—	—	—	(208,143)	(208,143)
Balances, December 31, 2011	2,869,375	$3,918,873	$1,500,000	$(222,899)	$5,195,974

The accompanying notes are an integral part of the financial statements

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FlatWorld Acquisition Corp.

(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2011	June 25, 2010 (date of inception) to December 31, 2010	June 25, 2010 (date of inception) to December 31, 2011
Cash Flows from Operating Activities
Net loss attributable to ordinary shareholders	$(208,143)	$(14,756)	$(222,899)
Adjustments to reconcile net loss attributable to ordinary shareholders to net cash used in operating activities:
Changes in operating assets and liabilities:
Increase in prepaid expense and other current assets	(6)	(12,596)	(12,602)
Increase in due from Affiliate	61,457	(61,458)
Increase in accounts payable and accrued expenses	12,500	27,500	40,000
Net cash used in operating activities	(134,192)	(61,310)	(195,501)
Cash Flows from Investing Activities
Restricted cash equivalents held in Trust Account	(934,785)	(22,440,000)	23,374,786
Cash Flows from Financing Activities
Proceeds from note payable, shareholder	—	125,000	125,000
Proceeds from issuance of ordinary shares to initial shareholder	—	25,000	25,000
Proceeds from public offering	—	22,000,000	22,000,000
Proceeds from issuance of warrants	—	1,500,000	1,500,000
Proceeds from over-allotment	955,000	—	955,000
Payment of note payable, shareholder	—	(125,000)	(125,000)
Payment of offering costs	(65,671)	(678,172)	(743,843)
Net cash provided by financing activities	889,329	22,846,828	23,736,157
Net increase in cash	(179,648)	345,518	165,870
Cash at beginning of the period	345,518	—	—
Cash at end of the period	$165,870	$345,518	$165,870
Supplemental disclosure of non-cash financing activities:
Accrued offering costs	$—	$41,458	$—
Deferred underwriting fee	$1,385	$181,253	$182,638
Deferred legal fee	$-	$50,000	$50,000

The accompanying notes are an integral part of the financial statements

Table of Contents    F-1

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (inception) to December 31, 2011

NOTE A — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FlatWorld Acquisition Corp. (a corporation in the development stage) (the “Company”) was formed on June 25, 2010 as a British Virgin Islands business company with limited liability. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with an unidentified operating business or assets (“Business Transaction”). The Company’s efforts in identifying a prospective target business for its Business Transaction will not be limited to a particular industry, geographic region or minimum transaction value, but will focus its search on identifying a prospective target business in either (i) the global business services sector or (ii) emerging Asian markets. The Company is considered to be in the development stage as defined in Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”), or FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. On June 29, 2011, the Company changed its fiscal year solely for financial accounting purposes such that the Company’s fiscal year will now end on December 31st of each calendar year.

The Company is currently evaluating Business Transaction candidates. All activity through December 31, 2011 relates to the Company’s formation, initial public offering described below and identifying and investigating prospective target businesses with which to consummate a Business Transaction. The registration statement for the Offering was declared effective on December 9, 2010. The Company consummated the Offering on December 15, 2010 and received net proceeds of approximately   $21,000,000. On January 25, 2011, the Company consummated the closing of an additional 95,500 units pursuant to the exercise of the underwriters' over-allotment option and received additional net proceeds of approximately $929,000.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a Business Transaction. Furthermore, there is no assurance that the Company will be able to successfully affect a Business Transaction. Upon the closing of the Offering, the private placement of warrants and partial exercise of over-allotment, $23,374,786 was placed in a trust account (“Trust Account”) and invested in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (the “1940 Act”) with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act. The funds in the Trust Account will not be released until the earlier of (i) the consummation of a Business Transaction or (ii) the distribution of the Trust Account as described below.

The Company, after signing a definitive agreement for the acquisition of one or more target businesses or assets will provide its shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and up to 100% of the interest earned on the proceeds placed in the Trust Account which the Company may withdraw for working capital purposes, upon the consummation of its Business Transaction.  The Company is not required to submit the transaction for shareholder approval prior to consummating the Business Transaction. If no shareholder approval is sought, the Company will proceed with a Business Transaction if it is approved by its board of directors and less than 77.37% of the public shareholders exercise their redemption rights.  Only in the event that the Company seeks shareholder approval in connection with its initial Business Transaction, the Company will proceed with a Business Transaction only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Transaction. However, the Company's sponsor’s, officers’, directors’ or their affiliates’ participation in privately-negotiated transactions (as described in the prospectus and solely in the event the Company seeks shareholder approval and is not subject to foreign private issuer rules), if any, could result in the approval of a Business Transaction even if a majority of the Company’s public shareholders either vote against, or indicate their intention to vote against, such Business Transaction. If the Company is subject to the U.S. domestic issuer rules at the time of Business Transaction, the Company's public shareholders voting in favor of initial Business Transaction may elect to exercise their redemption rights and shall be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes and any interest earned on the proceeds placed in the Trust Account actually withdrawn for working capital purposes, but the Company's public shareholders voting against the Business Transaction and electing to exercise their redemption rights shall only be entitled to receive cash equal to their pro rata share of the aggregate amount in the Trust Account less taxes and interest earned on the proceeds placed in the Trust Account. These ordinary shares are recorded at redemption value and classified as temporary equity, in accordance with FASB ASC 480-10. FWAC Holdings Limited (the “sponsor”) has agreed, in the event the Company seeks shareholder approval of its Business Transaction, to vote its initial shares in favor of approving a Business Transaction.

Table of Contents    F-1

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (inception) to December 31, 2011

NOTE A — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS – (continued)

The sponsor and the Company’s officers and directors have also agreed to vote ordinary shares acquired by them in the Offering or in the aftermarket in favor of a Business Transaction submitted to the Company’s shareholders for approval.

The Company’s sponsor, officers and directors have agreed that the Company will only have 21 months from December 9, 2010, the date of the prospectus for the Offering, to consummate its initial Business Transaction.  If the Company does not consummate a business transaction within such 21 month period, it i) will distribute the Trust Account to the public shareholders, pro rata, less taxes and up to 100% of the interest earned on the proceeds placed in the Trust Account which it may withdraw for working capital purposes by way of redemption and (ii) intends to cease all operations except for the purpose of any winding up of its affairs.

In the event that the Company does not consummate a Business Combination by September 9, 2012, the proceeds held in the Trust Account will be distributed to the Company's shareholders, excluding the sponsor.  After distributing the proceeds of the Trust Account, the Company will promptly distribute the balance of its net assets to its remaining shareholders according to the Company's plan of dissolution. This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company's ability to continue as a going concern.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Development stage company

The Company complies with the reporting requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Certification (“ASC”) 915, “Development Stage Entities.” At December 31, 2011, the Company had not commenced any operations nor generated revenue to date. All activity through December 31, 2011 relates to the Company’s formation, the Offering and identifying and investigating prospective target businesses with which to consummate a Business Transaction. The Company will not generate any operating revenues until after completion of a Business Transaction, at the earliest. The Company will generate non-operating income in the form of interest income on the designated Trust Account after the Offering.

Net loss per share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Net loss per ordinary share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. At December 31, 2011, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As the Company reported a net loss for all periods presented, the effect of the 4,295,500 warrants (including 2,000,000 warrants issued to the members of the Sponsor in connection with the private placement) as of December 31, 2011 and 4,200,000 warrants (including 2,000,000 warrants issued to the members of the Sponsor in connection with the private placement) as of December 31, 2010, have not been considered in the diluted loss per ordinary share because their effect would be anti-dilutive. As a result, dilutive loss per ordinary share is equal to basic loss per ordinary share for all periods presented.

Ordinary Shares subject to possible redemption

The Company accounts for redeemable ordinary shares that are redeemable for cash or other assets, by classifying them outside of permanent equity if they are redeemable at the option of the holder. In addition, the amount of ordinary shares subject to redemption is classified outside of permanent equity to the extent that such redemption does not cause a liquidation event. As discussed in Note A, in no event will the Company redeem its public shares in an amount that would exceed 77.37% of the shares sold in the Offering.

Accordingly, 1,775,987 and 1,683,000 of ordinary shares have been classified outside of permanent equity at redemption value at December 31, 2011 and December 31, 2010, respectively, which is equal to the per share amount held in the Trust Account. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of ordinary shares subject to redemption to equal its redemption value at the end of each reporting period.

Table of Contents    F-1

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (inception) to December 31, 2011

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Restricted cash equivalents held in the Trust Account

The amounts held in the Trust Account represent substantially all the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a business transaction. Any interest income earned from the restricted assets can be used for operational purposes and is not considered restricted. As of December 31, 2011 and 2010, the funds held in the Trust Account were invested in a combination of cash and money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures” approximates the carrying amounts represented in the balance sheet.

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not applied to Level 1 securities.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.  Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.  Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.  In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure.  Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.  The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation.

Table of Contents    F-1

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (inception) to December 31, 2011

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Investments

The Company carries its investments in money market funds at fair value. The Company’s investments are classified as level 1 under the fair value hierarchy. Security transactions are recorded on a trade date basis. Unrealized gains and losses are included in the statements of operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income tax

The Government of British Virgin Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its security holders. The British Virgin Islands is not party to any double taxation treaties.

Notwithstanding the above, the Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company did not establish a valuation allowance as of December 31, 2011 and December 31, 2010 as there were no deferred tax assets at that date.

The Company adopted the provisions of FASB ASC 740-10-25 which establishes recognition requirements for the accounting for income taxes. There were no unrecognized tax benefits as of December 31, 2011 and December 31, 2010. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2011 and December 31, 2010. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.  The Company is subject to income tax examinations by major taxing authorities since inception.

Recently issued accounting standards

The Company does not believe that the adoption of any new recently issued accounting standards will have a material impact on its financial position and results of operations.

NOTE C — INITIAL PUBLIC OFFERING

Between December 15, 2010 and January 25, 2011, the Company sold to the public 2,295,500 units (including 95,500 units sold pursuant to the over-allotment option) at $10.00 per unit (“Units”). Each Unit consists of one ordinary share of the Company, no par value, and one warrant to purchase one ordinary share (“Warrant”). Each warrant entitles the holder to purchase one ordinary share at a price of $11.00. Each warrant will become exercisable on the later of (i) 30 days after the Company’s completion of a Business Transaction or (ii) one year from December 9, 2010, the date of the prospectus for the Offering, and will expire five years from the date of the Company’s initial Business Transaction, or earlier upon redemption or liquidation.  If the Company is unable to deliver registered ordinary shares to the holder upon exercise of Warrants during the exercise period, there will be no cash settlement of the Warrants and the Warrants will expire worthless.

The Warrants will be redeemable by the Company at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the volume weighted average price of the ordinary shares is at least $16.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

Table of Contents    F-1

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (inception) to December 31, 2011

NOTE D — RELATED PARTY TRANSACTIONS

On July 9, 2010, the Company issued to its sponsor 1,078,125 ordinary shares for an aggregate amount of $25,000 in cash.  On October 8, 2010, the Company effected a share combination (reverse stock split) of its issued and outstanding ordinary shares, with each ordinary share being combined into 0.933333 ordinary shares.  On November 9, 2010, the Company effected another share combination (reverse stock split) of its issued and outstanding ordinary shares, with each ordinary share being combined into 0.5714286 ordinary shares. On December 9, 2010, the Company effected a 1.1 for 1 share split (forward) of its issued and outstanding ordinary shares. As a result, the Company’s sponsor (and sole shareholder) was left with 632,500 ordinary shares (up to 82,500 of which were subjected to forfeiture if the underwriters’ over-allotment option was not exercised in full). On January 25, 2011, the Company redeemed from its sponsor, at nominal cost, an aggregate of 58,625 ordinary shares. The Company redeemed these ordinary shares in order to maintain the sponsor’s 20% ownership interest in the Company after giving effect to partial exercise of the underwriters’ over-allotment option. All share information in the Company’s financial statements have been retroactively restated for the effect of the share splits. The sponsor has agreed that the ordinary shares purchased by it prior to consummation of the Offering will not be sold or transferred until one year following consummation of a Business Transaction, subject to certain limited exceptions.

The Company entered into an unsecured promissory note with the Company’s sponsor in an aggregate principal amount of $125,000 on July 9, 2010. The note did not bear interest. The note was payable on the earlier of (i) July 9, 2011 or (ii) the date of the consummation of the Offering. This promissory note was repaid on December 15, 2010.

During the period, an affiliate of the Company paid certain vendor bills on behalf of the Company in the amount of $37,700.  The advance was non-interest bearing and payable upon the earlier of July 9, 2011 or upon consummation of the Offering. This amount was repaid on August 23, 2010.

The sponsor purchased on December 12, 2010, in a private placement, 2,000,000 warrants prior to the Offering at a price of $0.75 per warrant (a purchase price of $1,500,000) from the Company. Based on the observable market prices, the Company believes that the purchase price of $0.75 per warrant for such warrants exceeded the fair value of such warrants on the date of the purchase. The valuation was based on comparable initial public offerings by blank check companies in 2009 and 2010. The sponsor has agreed that the warrants purchased by it will not be sold or transferred until 30 days following consummation of a Business Transaction, subject to certain limited exceptions. If the Company does not complete a Business Transaction, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the sponsor will expire worthless. The Company classifies the private placement warrants within permanent equity as additional paid-in capital in accordance with FASB ASC 815 derivatives and hedging.

On December 9, 2010, the Company entered into an Administrative Services Agreement with FWC Management Services Ltd, an entity controlled by two officers of the Company, for an estimated aggregate monthly fee of $7,500 for office space, secretarial, and administrative services. This agreement expires upon the earlier of the successful completion of the Company’s Business Transaction or 21 months from December 9, 2010, the date of the prospectus. Through December 31, 2011, $90,000 has been incurred under this agreement.

The sponsor will be entitled to registration rights pursuant to a registration rights agreement signed on December 9, 2010, the date of the prospectus for the Offering. The sponsor will be entitled to demand registration rights and certain “piggy-back” registration rights with respect to its ordinary shares, the warrants and the ordinary shares underlying the warrants, commencing on the date such ordinary shares or warrants are released from lockup. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

NOTE E — COMMITMENTS

The Company granted the underwriters a 45-day option to purchase up to 330,000 additional Units to cover the over-allotment at the initial public offering price less the underwriting discounts and commissions. On January 25, 2011, the Company consummated the closing of an additional 95,500 Units pursuant to the exercise of the underwriters' over-allotment option.

Table of Contents    F-1

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (inception) to December 31, 2011

NOTE E — COMMITMENTS – (continued)

The Offering proceeds include a contingent fee equal to 3.75% of the sum of: (i) the gross proceeds of the Offering (less any amounts redeemed by investors pursuant to any redemption, cash conversion right or privately negotiated transaction) and (ii) the gross proceeds from any new equity raised, payable to Rodman & Renshaw and/or such other firms, if any, who are instrumental in advising us in connection with the consummation of the Company’s initial Business Transaction. If no amount is redeemed by investors pursuant to any redemption, cash conversion right or privately negotiated transaction, the deferred underwriting fee is $860,812 and $825,000 as of December 31, 2011 and December 31, 2010, respectively. If the maximum number of shares subject to possible redemptions is redeemed, the deferred underwriting fee is $182,638 and $181,253, and is included in the balance sheet as of December 31, 2011 and December 31, 2010, respectively.

The Company has deferred portion of legal fee incurred in connection with the initial public offering. The total deferred fee of $50,000 is included in the balance sheets as of December 31, 2011 and 2010, and is payable upon the consummation of an initial Business Transaction.

The Company also issued a unit purchase option, for $100, to Rodman & Renshaw, LLC (“Rodman”), the representative of the underwriters in the Offering, to purchase 88,000 Units (4% of the total number of units sold in the Offering) at an exercise price of $12.50 per Unit. The Units issuable upon exercise of this option are identical to the Units offered in the Offering. This option is exercisable commencing on the later of the consummation of a Business Transaction and one year from the date of the Offering and expiring five years from the date of the Offering. The Company accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders' equity. The Company estimated the fair value of this unit purchase option at approximately $2.59 per unit using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.78% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of cash.

NOTE F — PREFERRED SHARES

The Company is authorized to issue 5,000,000 preferred shares divided into five classes, Class A through Class E, each comprising 1,000,000 preferred shares with such designation, rights and preferences as may be determined by the Company's board of directors. The Company has five classes of preferred shares to give it flexibility as to the terms on which each Class is issued. No preferred shares are currently issued or outstanding at December 31, 2011.

NOTE G —RESTRICTED CASH EQUIVALENTS HELD IN TRUST ACCOUNT

Subsequent to the Offering, an amount of $23,374,786 (including $860,813 of deferred underwriting fee), of the net proceeds of the Offering was deposited in an interest-bearing trust account and invested in combination of cash and money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act. The Fair Value of Investments at December 31, 2011 was $23,374,786.

NOTE H —FAIR VALUE MEASUREMENTS

       The Company adopted FASB ASC 820, “Fair Value Measurements” for its financial assets that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

       The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2011, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

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FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (inception) to December 31, 2011

Description	Balance as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Restricted cash held in Trust Account	$23,374,786	$23,374,786	$-	$-

Description	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Restricted cash held in Trust Account	$22,440,000	$22,440,000	$-	$-

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FlatWorld Acquisition Corp.

(a corporation in the development stage)

BALANCE SHEETS

ASSETS	March 31, 2012 (Unaudited)	December 31, 2011
Current assets
Cash	$164,509	$165,870
Prepaid expense and other current assets	9,642	12,602
Total current assets	174,151	178,472
Restricted cash equivalents held in Trust Account	23,374,786	23,374,786
Total assets	$23,548,937	$23,553,258
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$27,800	$40,000
Due to affiliate	59,765	—
Deferred legal fee	50,000	50,000
Deferred underwriting fee	182,638	182,638
Total current liabilities	320,203	272,638

Ordinary shares subject to possible redemption (1,775,987 ordinary shares, at a per-share redemption price of approximately $10.18 at March 31, 2012 and December 31, 2011)	18,084,646	18,084,646
Commitments
Shareholders’ equity
Preferred shares, no par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—

Ordinary shares, no par value, unlimited shares authorized; 2,869,375 shares issued and outstanding (including 1,775,987 ordinary shares subject to possible redemption at March 31, 2012 and December 31, 2011)	3,918,873	3,918,873

Additional paid-in capital	1,500,000	1,500,000

Deficit accumulated during development stage	(274,785)	(222,899)
Total shareholders’ equity	5,144,088	5,195,974
Total liabilities and shareholders’ equity	$23,548,937	$23,553,258

The accompanying notes are an integral part of the financial statements

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FlatWorld Acquisition Corp.

(a corporation in the development stage)

STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	June 25, 2010 (date of inception) to March 31, 2012

Revenue	$—	$—	$—
General and administrative expenses	63,305	57,440	324,833
Loss from operations	(63,305)	(57,440)	(324,833)
Interest and dividend income	11,419	9,306	50,048
Net loss attributable to ordinary shareholders	$(51,886)	$(48,134)	$(274,785)
Weighted average number of ordinary shares outstanding, basic and diluted	2,869,375	2,859,431	2,302,431
Net loss per ordinary share attributable to ordinary shareholders, basic and diluted	$(0.02)	$(0.02)	$(0. 12)

The accompanying notes are an integral part of the financial statements

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FlatWorld Acquisition Corp.

(a corporation in the development stage)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the period from June 25, 2010 (date of inception) to March 31, 2012

	Ordinary Shares			Deficit accumulated during	Total
	Shares	Amount no par	Additional paid-in capital	development stage	shareholders’ equity

Sale of ordinary shares issued to initial shareholder on July 9, 2010 at approximately $0.040 per share, as adjusted	632,500	$25,000	$—	$—	$25,000

Sale of 2,200,000 units on December 15, 2010 (including 1,683,000 ordinary shares subject to possible redemption)	2,200,000	21,049,118			21,049,118
Net proceeds subject to possible redemption 1,683,000 ordinary shares, at redemption price		(17,166,600)			(17,166,600)
Sale of 2,000,000 private placement warrants on December 12, 2010			1,500,000		1,500,000
Net loss attributable to ordinary shareholders	—	—	—	(14,756)	(14,756)
Balance, December 31, 2010	2,832,500	3,907,518	1,500,000	(14,756)	5,392,762

Sale of 95,500 units on January 25, 2011 (including 92,987 ordinary shares subject to possible redemption) pursuant to the exercise of the underwriters' over-allotment option, net of underwriters’ discount and offering expenses	95,500	929,401			929,401
Forfeiture of sponsor shares on January 25, 2011 in connection with the underwriters’ election to not exercise its over-allotment option in full	(58,625)

Net proceeds subject to possible redemption 92,987 ordinary shares, at redemption price		(918, 046)			(918,046)

Net loss attributable to ordinary shareholders	—	—	—	(208,143)	(208,143)
Balances, December 31, 2011	2,869,375	$3,918,873	$1,500,000	$(222,899)	$5,195,974
Net loss attributable to ordinary shareholders (unaudited)	—	—	—	(51,886)	(51,886)
Balances, March 31, 2012 (unaudited)	2,869,375	$3,918,873	$1,500,000	$(274,785)	$5,144,088

The accompanying notes are an integral part of the financial statements

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FlatWorld Acquisition Corp.

(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	June 25, 2010 (date of inception) to March 31, 2012
Cash Flows from Operating Activities
Net loss attributable to ordinary shareholders	$(51,886)	$(48,134)	$(274,785)

Changes in operating assets and liabilities:
(Increase) decrease in prepaid expense and other current assets	2,961	3,128	(9,642)
Decrease in due from affiliate	—	53,084	—
Increase (Decrease) in accounts payable and accrued expenses	(12,200)	(12,500)	27,800
Increase in due to affiliate	59,765	19,332	59,765
Net cash used in operating activities	(1,361)	14,910	(196,862)
Cash Flows from Investing Activities
Restricted cash equivalents held in Trust Account	—	(934,785)	(23,374,786)
Cash Flows from Financing Activities
Proceeds from note payable, shareholder	—	—	125,000
Proceeds from issuance of ordinary shares to initial shareholder	—	—	25,000
Proceeds from public offering	—	—	22,000,000
Proceeds from over-allotment	—	955,000	955,000
Proceeds from issuance of warrants	—	—	1,500,000
Payment of note payable, shareholder	—	—	(125,000)
Payment of offering costs	—	(59,246)	(743,843)
Net cash provided by financing activities	—	895,754	23,736,157
Net increase / (decrease) in cash	(1,361)	(24,121)	164,509
Cash at beginning of the period	165,870	345,518	—
Cash at end of the period	$164,509	$321,396	$164,509
Supplemental disclosure of non-cash financing activities:
Deferred underwriting fee	$—	$—	$182,638
Deferred legal fee	$—	$—	$50,000

The accompanying notes are an integral part of the financial statements

Table of Contents    F-1

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to March 31, 2012

NOTE A — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FlatWorld Acquisition Corp. (a corporation in the development stage) (the “Company”) was formed on June 25, 2010 as a British Virgin Islands business company with limited liability. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with an unidentified operating business or assets (“Business Transaction”). The Company’s efforts in identifying a prospective target business for its Business Transaction is not limited to a particular industry, geographic region or minimum transaction value, but has focused its search on identifying a prospective target business in either (i) the global business services sector or (ii) emerging Asian markets. The Company is considered to be in the development stage as defined in Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”), or FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. On June 29, 2011, the Company changed its fiscal year solely for financial accounting purposes such that the Company’s fiscal year now ends on December 31st of each calendar year.

The Company is currently evaluating Business Transaction candidates. All activity through March 31, 2012 relates to the Company’s formation, initial public offering (“Offering”) described below and identifying and investigating prospective target businesses with which to consummate a Business Transaction. The registration statement for the Offering was declared effective on December 9, 2010. The Company consummated the Offering on December 15, 2010 and received net proceeds of approximately   $21,000,000. On January 25, 2011, the Company consummated the closing of an additional 95,500 units pursuant to the exercise of the underwriters' over-allotment option and received additional net proceeds of approximately $929,000.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a Business Transaction. Furthermore, there is no assurance that the Company will be able to successfully affect a Business Transaction. Upon the closing of the Offering, the private placement of warrants and partial exercise of over-allotment, $23,374,786 was placed in a trust account (“Trust Account”) which may only be invested in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (the “1940 Act”) with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act. The funds in the Trust Account will not be released until the earlier of (i) the consummation of a Business Transaction or (ii) the distribution of the Trust Account as described below.

The Company, after signing a definitive agreement for the acquisition of one or more target businesses or assets will provide its shareholders with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and up to 100% of the interest earned on the proceeds placed in the Trust Account which the Company may withdraw for working capital purposes, upon the consummation of its Business Transaction.  The Company is not required to submit the transaction for shareholder approval prior to consummating the Business Transaction. If no shareholder approval is sought, the Company will proceed with a Business Transaction if it is approved by its board of directors and less than 77.37% of the public shareholders exercise their redemption rights.  Only in the event that the Company seeks shareholder approval in connection with its initial Business Transaction, the Company will proceed with a Business Transaction only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Transaction. However, the Company's sponsor’s, officers’, directors’ or their affiliates’ participation in privately-negotiated transactions (solely in the event the Company seeks shareholder approval and is not subject to foreign private issuer rules), if any, could result in the approval of a Business Transaction even if a majority of the Company’s public shareholders either vote against, or indicate their intention to vote against, such Business Transaction. If the Company is subject to the U.S. domestic issuer rules at the time of Business Transaction, the Company's public shareholders voting in favor of initial Business Transaction may elect to exercise their redemption rights and shall be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes and any interest earned on the proceeds placed in the Trust Account actually withdrawn for working capital purposes, but the Company's public shareholders voting against the Business Transaction and electing to exercise their redemption rights shall only be entitled to receive cash equal to their pro rata share of the aggregate amount in the Trust Account less taxes and interest earned on the proceeds placed in the Trust Account. These ordinary shares are recorded at redemption value and classified as temporary equity, in accordance with FASB ASC 480-10. FWAC Holdings Limited (the

Table of Contents    F-1

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to March 31, 2012

NOTE A — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS – (continued)

“sponsor”) has agreed, in the event the Company seeks shareholder approval of its Business Transaction, to vote its initial shares in favor of approving a Business Transaction. The sponsor and the Company’s officers and directors have also agreed to vote ordinary shares acquired by them in the Offering or in the aftermarket in favor of a Business Transaction submitted to the Company’s shareholders for approval.

The Company’s sponsor, officers and directors have agreed that the Company will only have 21 months from December 9, 2010, the date of the prospectus for the Offering, to consummate its initial Business Transaction.  If the Company does not consummate a business transaction within such 21 month period, it i) will distribute the Trust Account to the public shareholders, pro rata, less taxes and up to 100% of the interest earned on the proceeds placed in the Trust Account which it may withdraw for working capital purposes by way of redemption and (ii) intends to cease all operations except for the purpose of any winding up of its affairs.

In the event that the Company does not consummate a Business Combination by September 9, 2012, the proceeds held in the Trust Account will be distributed to the Company's shareholders, excluding the sponsor.  After distributing the proceeds of the Trust Account, the Company will promptly distribute the balance of its net assets to its remaining shareholders according to the Company's plan of dissolution. This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company's ability to continue as a going concern.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim financial statements as of March 31, 2012 and the results of operations and cash flows for the periods presented are in U.S. dollars, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all the information and notes required by GAAP for complete financial statements of the Company. In the opinion of management, all adjustments necessary for a fair presentation have been included and are of normal recurring nature. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for full year.

These unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the period ended December 31, 2011 included in the Company’s Annual Report on Form 20-F filed with SEC on April 30, 2012. The December 31, 2011 balance sheet included herein has been derived from those audited financial statements. The accounting policies used in preparing these unaudited interim financial statements are consistent with those used in preparing the December 31, 2011 audited financial statements.

Development stage company

The Company complies with the reporting requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Certification (“ASC”) 915, “Development Stage Entities.” At March 31, 2012, the Company had not commenced any operations nor generated revenue to date. All activity through March 31, 2012 relates to the Company’s formation, the Offering and identifying and investigating prospective target businesses with which to consummate a Business Transaction. The Company will not generate any operating revenues until after completion of a Business Transaction, at the earliest. The Company has generated non-operating income in the form of interest income on the designated Trust Account subsequent to the Offering.

Net loss per share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Net loss per ordinary share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. At March 31, 2012, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As the Company reported a net loss for all periods presented, the effect of the 4,295,500 warrants (including 2,000,000 warrants issued to the members of the Sponsor in connection with the private placement) as of March 31, 2012 and 4,200,000 warrants (including 2,000,000 warrants issued to the members of the Sponsor in connection with the private placement) as of December 31, 2011, have not been considered in the diluted loss per ordinary share because their effect would be anti-dilutive. As a result, dilutive loss per ordinary share is equal to basic loss per ordinary share for all periods presented.

Table of Contents    F-1

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to March 31, 2012

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Ordinary Shares subject to possible redemption

The Company accounts for redeemable ordinary shares that are redeemable for cash or other assets, by classifying them outside of permanent equity if they are redeemable at the option of the holder. In addition, the amount of ordinary shares subject to redemption is classified outside of permanent equity to the extent that such redemption does not cause a liquidation event. As discussed in Note A, in no event will the Company redeem its public shares in an amount that would exceed 77.37% of the shares sold in the Offering.

Accordingly, 1,775,987 of ordinary shares have been classified outside of permanent equity at redemption value, which is equal to the per share amount held in the Trust Account. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of ordinary shares subject to redemption to equal its redemption value at the end of each reporting period.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Restricted cash equivalents held in the Trust Account

The amounts held in the Trust Account represent substantially all the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a business transaction. As of March 31, 2012, the funds held in the Trust Account were invested in a combination of cash and money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures” approximates the carrying amounts represented in the balance sheet.

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not applied to Level 1 securities.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.  Because of the inherent uncertainty of valuation, those estimated values may be materially higher or

Table of Contents    F-1

FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to March 31, 2012

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

lower than the values that would have been used had a ready market for the securities existed.  Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.  In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

 Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure.  Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.  The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation.

Investments

The Company carries its investments in money market funds at fair value. The Company’s investments are classified as level 1 under the fair value hierarchy. Security transactions are recorded on a trade date basis. Unrealized gains and losses are included in the statements of operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income tax

The Government of British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its security holders. The British Virgin Islands is not party to any double taxation treaties.

Notwithstanding the above, the Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company did not establish a valuation allowance as of March 31, 2012 as there were no deferred tax assets at that date.

The Company complies with the provisions of FASB ASC 740-10-25 which establishes recognition requirements for the accounting for income taxes. There were no unrecognized tax benefits as of March 31, 2012. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at March 31, 2012. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.  The Company is subject to income tax examinations by major taxing authorities since inception.

Recently issued accounting standards

The Company does not believe that the adoption of any new recently issued accounting standards will have a material impact on its financial position and results of operations.

NOTE C — INITIAL PUBLIC OFFERING

Between December 15, 2010 and January 25, 2011, the Company sold to the public 2,295,500 units (including 95,500 units sold pursuant to the over-allotment option) at $10.00 per unit (“Units”). Each Unit consists of one ordinary share of the Company, no par value, and one warrant to purchase one ordinary share (“Warrant”). Each warrant entitles the holder to

Table of Contents    F-1

 FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to March 31, 2012

NOTE C — INITIAL PUBLIC OFFERING – (continued)

purchase one ordinary share at a price of $11.00. Each warrant will become exercisable on the later of (i) 30 days after the Company’s completion of a Business Transaction or (ii) one year from December 9, 2010, the date of the prospectus for the Offering, and will expire five years from the date of the Company’s initial Business Transaction, or earlier upon redemption or liquidation.  If the Company is unable to deliver registered ordinary shares to the holder upon exercise of Warrants during the exercise period, there will be no cash settlement of the Warrants and the Warrants will expire worthless.

The Warrants will be redeemable by the Company at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the volume weighted average price of the ordinary shares is at least $16.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

NOTE D — RELATED PARTY TRANSACTIONS

On July 9, 2010, the Company issued to its sponsor 1,078,125 ordinary shares for an aggregate amount of $25,000 in cash.  On October 8, 2010, the Company effected a share combination (reverse stock split) of its issued and outstanding ordinary shares, with each ordinary share being combined into 0.933333 ordinary shares.  On November 9, 2010, the Company effected another share combination (reverse stock split) of its issued and outstanding ordinary shares, with each ordinary share being combined into 0.5714286 ordinary shares. On December 9, 2010, the Company effected a 1.1 for 1 share split (forward) of its issued and outstanding ordinary shares. As a result, the Company’s sponsor (and sole shareholder) was left with 632,500 ordinary shares (up to 82,500 of which were subjected to forfeiture if the underwriters’ over-allotment option was not exercised in full). On January 25, 2011, the Company redeemed from its sponsor, at nominal cost, an aggregate of 58,625 ordinary shares. The Company redeemed these ordinary shares in order to maintain the sponsor’s 20% ownership interest in the Company after giving effect to partial exercise of the underwriters’ over-allotment option. All share information in the Company’s financial statements have been retroactively restated for the effect of the share splits. The sponsor has agreed that the ordinary shares purchased by it prior to consummation of the Offering will not be sold or transferred until one year following consummation of a Business Transaction, subject to certain limited exceptions.

The Company entered into an unsecured promissory note with the Company’s sponsor in an aggregate principal amount of $125,000 on July 9, 2010. The note did not bear interest. The note was payable on the earlier of (i) July 9, 2011 or (ii) the date of the consummation of the Offering. This promissory note was repaid on December 15, 2010.

During the three months ending March 31, 2012, an affiliate of the Company paid certain vendor bills on behalf of the Company. As of March 31, 2012, the Company had a net balance due to its affiliate of $59,765 for payments to certain third party vendors and is recorded on the balance sheet as “Due to affiliate”.

The sponsor purchased on December 12, 2010, in a private placement, 2,000,000 warrants prior to the Offering at a price of $0.75 per warrant (a purchase price of $1,500,000) from the Company. Based on the observable market prices, the Company believes that the purchase price of $0.75 per warrant for such warrants exceeded the fair value of such warrants on the date of the purchase. The valuation was based on comparable initial public offerings by blank check companies in 2009 and 2010. The sponsor has agreed that the warrants purchased by it will not be sold or transferred until 30 days following consummation of a Business Transaction, subject to certain limited exceptions. If the Company does not complete a Business Transaction, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the sponsor will expire worthless. The Company classifies the private placement warrants within permanent equity as additional paid-in capital in accordance with FASB ASC 815 derivatives and hedging.

On December 9, 2010, the Company entered into an Administrative Services Agreement with FWC Management Services Ltd, an entity controlled by two officers of the Company, for an estimated aggregate monthly fee of $7,500 for office space, secretarial, and administrative services. This agreement expires upon the earlier of the successful completion of the Business Transaction or September 9, 2012. Through March 31, 2012, $112,500 has been incurred under this agreement.

The sponsor will be entitled to registration rights pursuant to a registration rights agreement signed on December 9, 2010, the date of the prospectus for the Offering. The sponsor will be entitled to demand registration rights and certain “piggy-back” registration rights with respect to its ordinary shares, the warrants and the ordinary shares underlying the warrants, commencing on the date such ordinary shares or warrants are released from lockup. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

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FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to March 31, 2012

NOTE E — COMMITMENTS

The Company granted the underwriters a 45-day option to purchase up to 330,000 additional Units to cover the over-allotment at the initial public offering price less the underwriting discounts and commissions. On January 25, 2011, the Company consummated the closing of an additional 95,500 Units pursuant to the exercise of the underwriters' over-allotment option.

The Offering proceeds include a contingent fee equal to 3.75% of the sum of: (i) the gross proceeds of the Offering (less any amounts redeemed by investors pursuant to any redemption, cash conversion right or privately negotiated transaction) and (ii) the gross proceeds from any new equity raised, payable to Rodman & Renshaw (“Rodman”) and/or such other firms, if any, who are instrumental in advising us in connection with the consummation of the Business Transaction. If no amount is redeemed by investors pursuant to any redemption, cash conversion right or privately negotiated transaction, the deferred underwriting fee is $860,813 as of March 31, 2012. If the maximum number of shares subject to possible redemptions is redeemed, the deferred underwriting fee is $182,638 and is included in the balance sheet as of March 31, 2012.

The Company has deferred a portion of legal fee incurred in connection with the Offering. The total deferred fee of $50,000 is included in the balance sheet as of March 31, 2012 and is payable upon the consummation of a Business Transaction.

The Company also issued a unit purchase option, for $100, to Rodman, the representative of the underwriters in the Offering, to purchase 88,000 Units (4% of the total number of units sold in the Offering) at an exercise price of $12.50 per Unit. The Units issuable upon exercise of this option are identical to the Units offered in the Offering. This option is exercisable commencing on the later of the consummation of a Business Transaction and one year from the date of the Offering and expiring five years from the date of the Offering. The Company accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders' equity. The Company estimated the fair value of this unit purchase option at approximately $2.59 per unit using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.78% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of cash.

NOTE F — PREFERRED SHARES

The Company is authorized to issue 5,000,000 preferred shares divided into five classes, Class A through Class E, each comprising 1,000,000 preferred shares with such designation, rights and preferences as may be determined by the Company's board of directors. The Company has five classes of preferred shares to give it flexibility as to the terms on which each Class is issued. No preferred shares are currently issued or outstanding at March 31, 2012.

NOTE G —RESTRICTED CASH EQUIVALENTS HELD IN TRUST ACCOUNT

Subsequent to the Offering, an amount of $23,374,786 (including $860,813 of deferred underwriting fee), including the net proceeds of the Offering was deposited in an interest-bearing trust account and invested in combination of cash and money market funds meeting certain conditions under Rule 2a-7 promulgated under the 1940 Act. The Fair Value of the trust account at March 31, 2012 was $23,374,786. The interest earned on the proceeds placed in the trust account is available to the Company for working capital purposes.

NOTE H —FAIR VALUE MEASUREMENTS

       The Company adopted FASB ASC 820, “Fair Value Measurements” for its financial assets that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

       The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of March 31, 2012, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

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FlatWorld Acquisition Corp.

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

For the period from June 25, 2010 (date of inception) to March 31, 2012

Description	Balance as of March 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Restricted cash held in Trust Account	$23,374,786	$23,374,786	$-	$-

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Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder

Orchid Island Capital, Inc.

Vero Beach, Florida

We have audited the accompanying balance sheets of Orchid Island Capital, Inc. (the “Company”) as of December 31, 2011 and 2010 and the related statements of operations, stockholder’s equity, and cash flows for the year ended December 31, 2011 and the period from November 24, 2010 (date operations commenced) to December 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orchid Island Capital, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the year ended December 31, 2011 and the period from November 24, 2010 (date operations commenced) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Certified Public Accountants

West Palm Beach, Florida

March 27, 2012

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ORCHID ISLAND CAPITAL, INC.

BALANCE SHEETS

DECEMBER 31,

	2011	2010
ASSETS:
Mortgage-backed securities, at fair value
Pledged to counterparties	$46,640,037	$24,420,773
Unpledged	9,361,547	1,421,891
Total mortgage-backed securities	56,001,584	25,842,664
Cash and cash equivalents	1,891,914	1,196,035
Restricted cash	90,750	-
Accrued interest receivable	374,560	93,326
Prepaid expenses and other assets	9,964	-
Total Assets	$58,368,772	$27,132,025

LIABILITIES AND STOCKHOLDER’S EQUITY

LIABILITIES:
Repurchase agreements	$44,325,000	$22,732,684
Accrued interest payable	11,496	4,407
Due to Bimini Capital Management, Inc.	238,061	20,088
Accounts payable, accrued expenses and other	14,583	-
Total Liabilities	44,589,140	22,757,179

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY:
Common Stock, $0.01 par value; 1,000,000 shares authorized; 150,000 shares issued and outstanding as of December 31, 2011 and 44,050 shares subscribed as of December 31, 2010	1,500	441
Additional paid-in capital	14,998,500	4,404,559
Accumulated deficit	(1,220,368)	(30,154)
Total Stockholder’s Equity	13,779,632	4,374,846
Total Liabilities and Stockholder’s Equity	$58,368,772	$27,132,025
See Notes to Financial Statements

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ORCHID ISLAND CAPITAL, INC.

STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2011 and the Period from

November 24, 2010 (date operations commenced) through December 31, 2010

	2011	2010
Interest income	$1,770,957	$69,340
Interest expense	(96,223)	(5,186)
Net interest income	1,674,734	64,154
Losses on mortgage-backed securities	(1,134,343)	(55,307)
Losses on Eurodollar futures contracts	(138,525)	-
Net portfolio income	401,866	8,847

Expenses:
Audit, legal and other professional fees	1,114,717	17,042
Direct REIT operating expenses and administrative expenses	477,363	21,959
Total expenses	1,592,080	39,001

Net loss	$(1,190,214)	$(30,154)

Basic and diluted net loss per share	$(7.93)	$(0.20)

See Notes to Financial Statements

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ORCHID ISLAND CAPITAL, INC.

STATEMENTS OF STOCKHOLDER’S EQUITY

For the Year Ended December 31, 2011 and the Period from

November 24, 2010 (date operations commenced) through December 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances, date of incorporation	$-	$-	$-	$-
Common shares subscribed	441	4,404,559	-	4,405,000
Net loss	-	-	(30,154)	(30,154)

Balances, December 31, 2010	441	4,404,559	(30,154)	4,374,846
Common shares issued	1,059	10,593,941	-	10,595,000
Net loss	-	-	(1,190,214)	(1,190,214)

Balances, December 31, 2011	$1,500	$14,998,500	$(1,220,368)	$13,779,632
See Notes to Financial Statements

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ORCHID ISLAND CAPITAL, INC.

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2011 and the Period from

November 24, 2010 (date operations commenced) through December 31, 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,190,214)	$(30,154)
Adjustments to reconcile net loss to net cash used in operating activities:
Losses on mortgage backed securities	1,134,343	55,307
Changes in operating assets and liabilities:
Accrued interest receivable	(281,234)	(93,326)
Prepaid expenses and other assets	(9,964)	-
Accrued interest payable	7,089	4,407
Accounts payable, accrued expenses and other	14,583	-
Due to Bimini Capital Management, Inc.	217,973	20,088
NET CASH USED IN OPERATING ACTIVITIES	(107,424)	(43,678)
CASH FLOWS FROM INVESTING ACTIVITIES:
From mortgage-backed securities investments:
Purchases	(71,494,481)	(25,949,180)
Sales	33,534,660	-
Principal repayments	6,666,558	51,209
Net change in restricted cash	(90,750)	-
NET CASH USED IN INVESTING ACTIVITIES	(31,384,013)	(25,897,971)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from repurchase agreements	189,968,641	30,021,684
Principal payments on repurchase agreements	(168,376,325)	(7,289,000)
Proceeds from issuance of common shares	10,595,000	4,405,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	32,187,316	27,137,684

NET INCREASE IN CASH AND CASH EQUIVALENTS	695,879	1,196,035
CASH AND CASH EQUIVALENTS, beginning of the period	1,196,035	-
CASH AND CASH EQUIVALENTS, end of the period	$1,891,914	$1,196,035

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$89,134	$779
See Notes to Financial Statements

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ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Description

Orchid Island Capital, Inc., (“Orchid” or “the Company”), was incorporated in Maryland on August 17, 2010 for the purpose of creating and managing a leveraged investment portfolio consisting of residential mortgage-backed securities (“MBS”).  From incorporation through December 31, 2011, Orchid was a wholly owned subsidiary of Bimini Capital Management, Inc. (“Bimini”).  Orchid began operations on November 24, 2010 (the date of commencement of operations).  From incorporation through November 24, 2010, Orchid’s only activity was the issuance of common stock to Bimini.  Bimini has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), and Orchid is currently a “qualified REIT subsidiary” of Bimini under the Code. REITs are generally not subject to federal income tax on their REIT taxable income provided that they distribute to their stockholders at least 90% of their REIT taxable income on an annual basis. In addition, a REIT must meet other provisions of the Code to retain its tax status.

Basis of Presentation and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  The significant estimates affecting the accompanying financial statements are the fair values of MBS and Eurodollar futures contracts.

Statement of Comprehensive Income (Loss)

In accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”) Topic 220, Comprehensive Income, a statement of comprehensive income has not been included as the Company has no items of other comprehensive income.  Comprehensive loss is the same as net loss for the periods presented.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on deposit with financial institutions and highly liquid investments with original maturities of three months or less. Restricted cash, totaling $90,750 at December 31, 2011, represents cash held on deposit as collateral with the repurchase agreement counterparty, which may be used to make principal and interest payments on the related repurchase agreements, and cash held by a broker as margin on Eurodollar futures contracts.

The Company maintains cash balances at two banks, and, at times, balances may exceed federally insured limits. The Company has not experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2011 and 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may again exceed federally insured limits.

Mortgage-Backed Securities

The Company invests primarily in mortgage pass-through (“PT”) certificates, collateralized mortgage obligations, and interest only (“IO”) securities or inverse interest only (“IIO”) securities representing interest in or obligations backed by pools of mortgage-backed loans (collectively, MBS). MBS transactions are recorded on the trade date. These investments meet the requirements to be classified as available for sale under ASC 320-10-25, Debt and Equity Securities (which requires the securities to be carried at fair value on the balance sheet with changes in fair value charged to other comprehensive income, a component of stockholder’s equity). However, the Company has elected to account for its investment in MBS under the fair value option.  Electing the fair value option allows the Company to record changes in fair value in the statement of operations, which, in management’s view, more appropriately reflects the results of our operations for a particular reporting period and is consistent with the underlying economics and how the portfolio is managed.

 The fair value of the Company’s investments in MBS is governed by FASB ASC 820, Fair Value Measurements and Disclosures.  The definition of fair value in FASB ASC 820 focuses on the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.  The fair value measurement assumes that the transaction to sell the asset or transfer the liability either occurs in the principal market for the asset or liability, or in the absence of a principal market, occurs in the most advantageous market for the asset or liability. Estimated fair values for MBS are based on the average of third-party broker quotes received and/or independent pricing sources when available.

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ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES — (continued)

Income on PT MBS securities is based on the stated interest rate of the security. Premiums or discounts present at the date of purchase are not amortized. For IO securities, the income is accrued based on the carrying value and the effective yield. Cash received is first applied to accrued interest and then to reduce the carrying value. At each reporting date, the effective yield is adjusted prospectively from the reporting period based on the new estimate of prepayments and the contractual terms of the security. For IIO securities, effective yield and income recognition calculations also take into account the index value applicable to the security. Changes in fair value of MBS during each reporting period are recorded in earnings and reported as gains or losses on mortgage-backed securities in the accompanying statements of operations.

Derivative Financial Instruments

 The Company has entered into Eurodollar futures contracts to manage interest rate risk, facilitate asset/liability strategies and manage other exposures, and it may continue to do so in the future. The Company has elected to not treat any of its derivative financial instruments as hedges. FASB ASC Topic 815, Derivatives and Hedging, requires that all derivative instruments be carried at fair value.  Changes in fair value are recorded in earnings for each period.

Financial Instruments

FASB ASC 825, Financial Instruments, requires disclosure of the fair value of financial instruments for which it is practicable to estimate that value, either in the body of the financial statements or in the accompanying notes. MBS and Eurodollar futures contracts are accounted for at fair value in the balance sheet. The methods and assumptions used to estimate fair value for these instruments are presented in Note 7 of the financial statements.

The estimated fair value of cash and cash equivalents, restricted cash, accrued interest receivable, prepaid expenses and other assets, repurchase agreements, accrued interest payable, accounts payable, accrued expenses and others and due to Bimini Capital Management, Inc. generally approximates their carrying values as of December 31, 2011 and 2010 due to the short-term nature of these financial instruments.

Repurchase Agreements

The Company finances the acquisition of the majority of its PT MBS through the use of repurchase agreements. Repurchase agreements are treated as collateralized financing transactions and are carried at their contractual amounts, including accrued interest, as specified in the respective agreements. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which securities are pledged as collateral to secure a short-term loan equal in value to a specified percentage (generally between 90 and 95 percent) of the market value of the pledged collateral. While used as collateral, the borrower retains beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a repurchase agreement, the borrower is required to repay the loan and concurrently receive the pledged collateral from the lender or, with the consent of the lender, renew such agreement at the then prevailing financing rate. Margin calls, whereby a lender requires that the Company pledge additional securities or cash as collateral to secure borrowings under its repurchase agreements with such a lender, are expected to be routinely experienced by the Company when the value of the MBS pledged as collateral declines, or as a result of principal amortization, or due to changes in market interest rates, spreads or other market conditions.

The Company’s repurchase agreements typically have terms ranging from 24 days to six months at inception, with some having longer terms.  Should a counterparty decide not to renew a repurchase agreement at maturity, the Company must either refinance with another lender or be in a position to satisfy the obligation. If, during the term of a repurchase agreement, a lender should file for bankruptcy, the Company might experience difficulty recovering its pledged assets, which could result in an unsecured claim against the lender for the difference between the amount loaned to the Company plus interest due to the counterparty and the fair value of the collateral pledged to such lender, including the accrued interest receivable. At December 31, 2011, the Company had outstanding balances under repurchase agreements with three lenders with a maximum amount at risk (the difference between the amount loaned to the Company, including interest payable, and the fair value of securities pledged and cash posted by the Company as collateral, including accrued interest on such securities) of $2.5 million.

Earnings Per Share

The Company follows the provisions of FASB ASC 260, Earnings Per Share. Basic earnings per share (“EPS”) is calculated as net income or loss attributable to common stockholders divided by the weighted average number of common shares outstanding or subscribed during the period. Diluted EPS is calculated using the “if converted” method for common stock equivalents, if any. However, the common stock equivalents are not included in computing diluted EPS if the result is anti-dilutive.

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ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income Taxes

Bimini has elected to be taxed as a REIT under the Code.  For tax purposes, for the period ended December 31, 2010 and the year ended December 31, 2011, Orchid is considered to be a “qualified REIT subsidiary” of Bimini, and therefore, Orchid is included in the federal income tax return filed by Bimini.  Orchid’s income tax attributes, as discussed in Note 9, are calculated as if Orchid filed on a separate return basis.

Orchid recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes.  Under that guidance, Orchid assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.  All of Orchid’s tax positions are categorized as highly certain.  There is no accrual for any tax, interest or penalties related to Orchid’s tax position assessment.  The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update 2011-12 (“ASU”), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, deferring and superseding certain portions of ASU 2011-05 that relate to the presentation of reclassification adjustments to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassification adjustments out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. The provisions of this amendment are effective for annual and interim periods beginning after December 15, 2011. We anticipate that the adoption of this ASU will have no effect on the Company’s financial statements.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with ASC 210-20-45 or ASC 815-10-45 or (2) subject to an enforceable master netting arrangement.  This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this ASU.  The Company is required to apply the amendments for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods.  The disclosures required will be provided retrospectively for all comparative periods presented.  We anticipate that the adoption of this ASU will have no effect on the Company’s financial statements.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income,  amending the authoritative guidance to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity, but does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The provisions of this amendment require retrospective application, and are effective for annual and interim periods beginning after December 15, 2011 for public entities, and after December 31, 2012 for non-public entities. We anticipate that the adoption of this ASU will have no effect on the Company’s financial statements.

In May 2011, the FASB issued ASU 2011- 04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, further converging U.S. GAAP and International Financial Reporting Standards (IFRS). The ASU changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between GAAP and IFRSs as well as expand the disclosures for Level 3 measurements. The ASU is to be applied prospectively, and is effective for annual and interim periods beginning after December 15, 2011. We anticipate that the adoption of this ASU will not have a material effect on the Company’s financial statements.

In April 2011, the FASB issued ASU 2011- 03, Reconsideration of Effective Control for Repurchase Agreements, which changes the assessment of whether repurchase agreement transactions should be accounted for as sales or secured financings. In a typical repurchase agreement transaction, an entity transfers financial assets to the counterparty in exchange for cash with

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ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

 an agreement for the counterparty to return the same or equivalent financial assets for a fixed price in the future.  Prior to this ASU, one of the factors in determining whether sale treatment could be used was whether the transferor maintained effective control of the transferred assets and in order to do so, the transferor must have the ability to repurchase such assets. Based on this ASU, the FASB concluded that the assessment of effective control should focus on a transferor’s contractual rights and obligations with respect to transferred financial assets, rather than whether the transferor has the practical ability to perform in accordance with those rights or obligations.  Therefore, this ASU removes the transferor’s ability to perform criterion from consideration of effective control.  This ASU is effective for the first interim or annual period beginning on or after December 15, 2011.  Since the Company records repurchase agreements as secured borrowings and not sales, this ASU will have no effect on the Company’s financial statements.

NOTE 2.   MORTGAGE-BACKED SECURITIES

The following table presents the Company’s MBS portfolio as of December 31, 2011 and 2010:

(in thousands)	December 31,
	2011	2010
Pass-Through Certificates, at fair value:
Adjustable-rate Mortgages	$-	$7,732
Hybrid adjustable-rate Mortgages	25,466	-
Fixed-rate Mortgages	21,174	16,689
Total Pass-Through Certificates	46,640	24,421
Structured MBS Certificates, at fair value:
Interest only securities	1,638	-
Inverse interest only securities	7,724	1,422
Total Structured MBS Certificates	9,362	1,422
Totals	$56,002	$25,843

The following table summarizes the Company’s MBS portfolio as of December 31, 2011 and 2010, according to their contractual maturities. Actual maturities of MBS investments are generally shorter than stated contractual maturities and are affected by the contractual lives of the underlying mortgages, periodic payments of principal, and prepayments of principal.

(in thousands)	December 31,
	2011	2010
Greater than five years and less than ten years	$2,014	$-
Greater than or equal to ten years	53,988	25,843
Totals	$56,002	$25,843

NOTE 3.   REPURCHASE AGREEMENTS

As of December 31, 2011, Orchid had outstanding repurchase obligations of approximately $44.3 million with a net weighted average borrowing rate of 0.44%. These agreements were collateralized by MBS with a fair value, including accrued interest, of approximately $46.8 million.  As of December 31, 2010, Orchid had outstanding repurchase obligations of approximately $22.7 million with a net weighted average borrowing rate of 0.32%. These agreements were collateralized by MBS with a fair value, including accrued interest, of approximately $24.5 million.

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ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

NOTE 3.   REPURCHASE AGREEMENTS – (continued)

As of December 31, 2011 and 2010, Orchid’s repurchase agreements had remaining maturities as summarized below:

(in thousands)	OVERNIGHT (1 DAY OR LESS)	BETWEEN 2 AND 30 DAYS	BETWEEN 31 AND 90 DAYS	GREATER THAN 90 DAYS	TOTAL
December 31, 2011
Agency MBS:
Fair market value of securities sold, including accrued interest receivable	$-	$46,788	$-	$-	$46,788
Repurchase agreement liabilities associated with these securities	$-	$44,325	$-	$-	$44,325
Net weighted average borrowing rate	-	0.44%	-	-	0.44%
December 31, 2010
Agency MBS:
Fair market value of securities sold, including accrued interest receivable	$-	$8,990	$15,506	$-	$24,496
Repurchase agreement liabilities associated with these securities	$-	$8,020	$14,713	$-	$22,733
Net weighted average borrowing rate	-	0.27%	0.35%	-	0.32%

Summary information regarding the Company’s amounts at risk with individual counterparties greater than 10% of the Company’s equity at December 31, 2011 and 2010 is as follows:

(in thousands)
	Amount	Weighted Average Maturity of Repurchase
Repurchase Agreement Counterparties	at Risk (1)	Agreements in Days

December 31, 2011
Nomura	$2,100	30
December 31, 2010
MF Global, Inc.	$1,760	46

 (1) Equal to the fair value of securities sold, cash posted as collateral, plus accrued interest receivable, minus the sum of repurchase agreement liabilities and accrued interest payable.

NOTE 4.  CAPITAL STOCK

The total number of shares of capital stock which the Company has the authority to issue is 1,000,000 shares of $0.01 par value common stock.

Subsequent to its organization and through December 31, 2010, the Company received aggregate net proceeds of $4,405,000 from Bimini for the subscription to purchase 44,050 shares of the Company’s common stock.  Orchid had 44,050 shares of common stock subscribed for issuance as of December 31, 2010. During March 2011, Bimini contributed $3,095,000 in cash to the Company for the subscription to purchase an aggregate of 30,950 additional shares of common stock of the Company. On April 29, 2011, 75,000 shares of the Company’s common stock were issued to Bimini.

During July 2011, Bimini contributed $7,500,000 in cash to the Company for 75,000 additional shares of common stock of the Company.

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ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

NOTE 5.  EARNINGS PER SHARE

The table below reconciles the numerator and denominator of the EPS for the periods ended December 31, 2011 and 2010.

	The Period Ended December 31,
	2011	2010
Net loss	$(1,190,214)	$(30,154)
Common shares outstanding at December 31, 2011	150,000	150,000
Loss per common share	$(7.93)	$(0.20)

For the initial period ended December 31, 2010 and the year ended December 31, 2011, the number of shares outstanding or subscribed at December 31, 2011 is used for the EPS computation, as Bimini has been the sole stockholder during the entire period.

NOTE 6.  DERIVATIVE FINANCIAL INSTRUMENTS

In connection with the Company’s interest rate risk management strategy, during the first quarter of 2011 the Company began to economically hedge a portion of its interest rate risk by entering into derivative financial instrument contracts. The Company did not elect hedging treatment under GAAP, and as such all gains and losses on these instruments are reflected in earnings for the period presented.

As of December 31, 2011, such instruments are comprised entirely of Eurodollar futures contracts. Eurodollar futures are cash settled futures contracts on an interest rate, with gains and losses credited and charged to the Company’s account on a daily basis. A minimum balance, or “margin”, is required to be maintained in the account on a daily basis. The Company is exposed to the changes in value of the futures by the amount of margin held by the broker. The total amount of margin at December 31, 2011 was approximately $34,000 and is reflected in restricted cash.

The Company’s Eurodollar futures contracts with a notional amount of $20 million attempt to achieve a fixed interest rate related to a portion of its repurchase agreement obligations. As of December 31, 2011, the Company has effectively locked in a weighted-average fixed LIBOR rate of 0.74% on $20.0 million of its repurchase agreement obligations through December 2012.

 For the year ended December 31, 2011, the Company recorded losses of approximately $139,000 on Eurodollar futures contracts.

NOTE 7.   FAIR VALUE

Authoritative accounting literature establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Required disclosures include stratification of balance sheet amounts measured at fair value based on inputs the Company uses to derive fair value measurements. These stratifications are:

•

Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),

•

Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and

•

Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company’s own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

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ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

MBS and Eurodollar futures contracts were recorded at fair value on a recurring basis during the periods ended December 31, 2011 and 2010. When determining fair value measurements, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset. When possible, the Company looks to active and observable markets to price identical assets.  When identical assets are not traded in active markets, the Company looks to market observable data for similar assets.  The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010:

(in thousands)
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011
Mortgage-backed securities	$56,002	$-	$56,002	$-
Eurodollar futures contracts	34	34	-	-
December 31, 2010
Mortgage-backed securities	$25,843	$-	$25,843	$-

NOTE 8.  EXPENSES

The table below presents the Company’s operating expenses for the periods ended December 31, 2011 and 2010.

	The Period Ended December 31,
	2011	2010
Legal fees	$8,627	$7,087
Other professional fees	1,106,090	9,955
Direct REIT operating expenses	344,705	5,500
Other administrative expenses	132,658	16,459
Total Expenses	$1,592,080	$39,001

During the year ended December 31, 2011, Orchid withdrew its S-11 Registration Statement related to a proposed public offering of its common stock.  The Registration Statement was withdrawn due to several market factors, most significantly the Federal debt ceiling extension crisis that played out in Congress in late July and early August of 2011.  Included in other professional fees for the year ended December 31, 2011 are approximately $1.1 million of expenses related to this attempted public offering.

NOTE 9.  INCOME TAXES

REIT taxable income (loss) is computed in accordance with the Code, which is different than Orchid’s financial statement net income (loss) computed in accordance with GAAP.  These differences can be substantial. For the year ended December 31, 2011, Orchid has estimated REIT taxable loss of approximately $637,000.  For the period ended December 31, 2010, Orchid’s REIT taxable income was approximately $25,000. The differences from the GAAP losses, as reported in the statements of operations, are attributable to the fair value adjustments on MBS and Eurodollar futures recorded for GAAP totaling $1,673,000 and $55,000 for the periods ended December 31, 2011 and 2010, respectively.  During 2011, a GAAP financial statement loss on MBS of $1,134,000 was recorded, which included both realized capital gains and losses, and unrealized fair value adjustments.  For tax purposes, realized capital gains for the year ended December 31, 2011 were $85,000.  The unrealized fair value adjustments are not taken into account for tax purposes until the underlying security is actually sold and any gain or loss is realized.

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ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

NOTE 9.  INCOME TAXES – (continued)

Bimini and Orchid will generally not be subject to federal income tax on their REIT taxable income to the extent that Bimini distributes its REIT taxable income to its stockholders and satisfies the ongoing REIT requirements, including meeting certain asset, income and stock ownership tests.

A REIT must generally distribute at least 90% of its REIT taxable income to its stockholders, of which 85% generally must be distributed within the taxable year, in order to avoid the imposition of an excise tax. The remaining balance may be distributed up to the end of the following taxable year, provided the REIT elects to treat such amount as a prior year distribution and meets certain other requirements. At December 31, 2011, management believes that Bimini and Orchid have complied with the Code requirements and that Bimini continues to qualify as a REIT.

NOTE 10.  RELATED PARTY TRANSACTIONS

Management Agreement

Orchid has entered into a management agreement with Bimini, which provided for an initial term through December 31, 2011 with automatic one-year extension options and subject to certain termination rights. The agreement was extended under the option to December 31, 2012.  The Company pays Bimini a monthly management fee equal to 1.50% per annum of the gross Stockholders’ Equity (as defined in the management agreement) of Orchid.

Orchid is obligated to reimburse Bimini for its costs incurred under the management agreement. In addition, Orchid is required to pay Bimini a monthly fee of $7,200, which represents an allocation of overhead expenses for items that include, but are not limited to, occupancy costs, insurance and administrative expenses. These expenses are allocated based on the ratio of Orchid’s assets and Bimini’s consolidated assets. Total expenses recorded during the year ended December 31, 2011 and the period from November 24, 2010 (commencement of operations) to December 31, 2010 for the management fee and costs incurred was $252,900 and $20,088, respectively.  At December 31, 2011 and 2010, approximately $238,100 and $20,100 was due to Bimini.

During the year ended December 31, 2011, the Company purchased MBS with a fair value of $1,071,000, including $15,000 of accrued interest, from Bimini. During the period from November 24, 2010 (commencement of operations) to December 31, 2010, the Company purchased MBS with a fair value of $15,576,000, including $3,000 of accrued interest, from Bimini. The MBS purchases were in the ordinary course of business and on substantially the same terms, including prices, as comparable transactions available in the market.

NOTE 11.  COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various claims and legal actions arising in the ordinary course of business. Management is not aware of any reported or unreported contingencies at December 31, 2011.

NOTE 12.  SUBSEQUENT EVENTS

Subsequent events were evaluated through March 27, 2012, the date which the financial statements were available to be issued, and Orchid has determined that no events occurred subsequent to December 31, 2011 that require disclosure.

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ORCHID ISLAND CAPITAL, INC.

BALANCE SHEETS

	March 31, 2012 (Unaudited)	December 31, 2011
ASSETS:
Mortgage-backed securities, at fair value
Pledged to counterparties	$77,231,534	$46,640,037
Unpledged	7,937,643	9,361,547
Total mortgage-backed securities	85,169,177	56,001,584
Cash and cash equivalents	2,116,445	1,891,914
Restricted cash	1,023,750	90,750
Accrued interest receivable	413,582	374,560
Prepaid expenses and other assets	29,865	9,964
Total Assets	$88,752,819	$58,368,772

LIABILITIES AND STOCKHOLDER’S EQUITY

LIABILITIES:
Repurchase agreements	$73,988,456	$44,325,000
Accrued interest payable	29,073	11,496
Due to Bimini Capital Management, Inc.	323,832	238,061
Accounts payable, accrued expenses and other	14,582	14,583
Total Liabilities	74,355,943	44,589,140

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY:
Common Stock, $0.01 par value; 1,000,000 shares authorized; 150,000 shares issued and outstanding as of March 31, 2012 and December 31, 2011	1,500	1,500
Additional paid-in capital	14,998,500	14,998,500
Accumulated deficit	(603,124)	(1,220,368)
Total Stockholder’s Equity	14,396,876	13,779,632
Total Liabilities and Stockholder’s Equity	$88,752,819	$58,368,772
See Notes to Financial Statements

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ORCHID ISLAND CAPITAL, INC.

STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2012 and 2011

(Unaudited)

	2012	2011

Interest income	$758,757	$307,764
Interest expense	(50,667)	(18,942)
Net interest income	708,090	288,822
Gains (losses) on mortgage-backed securities	99,326	(168,532)
(Losses) gains on Eurodollar futures contracts	(24,000)	10,875
Net portfolio income	783,416	131,165

Expenses:
Audit, legal and other professional fees	35,736	29,051
Direct REIT operating expenses and administrative expenses	130,436	86,042
Total expenses	166,172	115,093

Net income	$617,244	$16,072

Basic and diluted net income per share	$4.11	$0.11

See Notes to Financial Statements

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ORCHID ISLAND CAPITAL, INC.

STATEMENT OF STOCKHOLDER’S EQUITY

For the Three Months Ended March 31, 2012

(Unaudited)

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances, January 1, 2012	$1,500	$14,998,500	$(1,220,368)	$13,779,632
Net income	-	-	617,244	617,244

Balances, March 31, 2012	$1,500	$14,998,500	$(603,124)	$14,396,876
See Notes to Financial Statements

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ORCHID ISLAND CAPITAL, INC.

STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2012 and 2011

(Unaudited)

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$617,244	$16,072
Adjustments to reconcile net income to net cash provided by operating activities:
(Gains) losses on mortgage-backed securities	(99,326)	168,532
Changes in operating assets and liabilities:
Accrued interest receivable	(39,022)	(78,924)
Prepaid expenses and other assets	(19,901)	(105,310)
Accrued interest payable	17,577	4,696
Accounts payable, accrued expenses and other	(1)	75,532
Due to Bimini Capital Management, Inc.	85,771	(3,288)
NET CASH PROVIDED BY OPERATING ACTIVITIES	562,342	77,310
CASH FLOWS FROM INVESTING ACTIVITIES:
From mortgage-backed securities investments:
Purchases	(32,786,281)	(3,769,370)
Sales	891,456	-
Principal repayments	2,826,558	417,864
Net change in restricted cash	(933,000)	(130,950)
NET CASH USED IN INVESTING ACTIVITIES	(30,001,267)	(3,482,456)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from repurchase agreements	98,482,564	22,530,842
Principal payments on repurchase agreements	(68,819,108)	(22,732,686)
Proceeds from issuance of common shares	-	3,095,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	29,663,456	2,893,156

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	224,531	(511,990)
CASH AND CASH EQUIVALENTS, beginning of the period	1,891,914	1,196,035
CASH AND CASH EQUIVALENTS, end of the period	$2,116,445	$684,045

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$33,090	$14,246
See Notes to Financial Statements

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ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012 and 2011

(Unaudited)

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Description

Orchid Island Capital, Inc., (“Orchid” or “the Company”), was incorporated in Maryland on August 17, 2010 for the purpose of creating and managing a leveraged investment portfolio consisting of residential mortgage-backed securities (“MBS”).  From incorporation through March 31, 2012, Orchid was a wholly owned subsidiary of Bimini Capital Management, Inc. (“Bimini”).  Orchid began operations on November 24, 2010 (the date of commencement of operations).  From incorporation through November 24, 2010, Orchid’s only activity was the issuance of common stock to Bimini.  Bimini has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), and Orchid is currently a “qualified REIT subsidiary” of Bimini under the Code. REITs are generally not subject to federal income tax on their REIT taxable income provided that they distribute to their stockholders at least 90% of their REIT taxable income on an annual basis. In addition, a REIT must meet other provisions of the Code to retain its tax status.

Basis of Presentation and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  The significant estimates affecting the accompanying financial statements are the fair values of MBS and Eurodollar futures contracts.

Statement of Comprehensive Income (Loss)

In accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”) Topic 220, Comprehensive Income, a statement of comprehensive income has not been included as the Company has no items of other comprehensive income.  Comprehensive income is the same as net income for the periods presented.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on deposit with financial institutions and highly liquid investments with original maturities of three months or less. Restricted cash, totaling $1,023,750 at March  31, 2012, represents cash held on deposit as collateral with the repurchase agreement counterparty, which may be used to make principal and interest payments on the related repurchase agreements, and cash held by a broker as margin on Eurodollar futures contracts.

The Company maintains cash balances at two banks, and, at times, balances may exceed federally insured limits. The Company has not experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at March 31, 2012 and December 31, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may again exceed federally insured limits.

Mortgage-Backed Securities

The Company invests primarily in mortgage pass-through (“PT”) certificates, collateralized mortgage obligations, and interest only (“IO”) securities or inverse interest only (“IIO”) securities representing interest in or obligations backed by pools of mortgage-backed loans (collectively, MBS). MBS transactions are recorded on the trade date. These investments meet the requirements to be classified as available for sale under ASC 320-10-25, Debt and Equity Securities (which requires the securities to be carried at fair value on the balance sheet with changes in fair value charged to other comprehensive income, a component of stockholder’s equity). However, the Company has elected to account for its investment in MBS under the fair value option.  Electing the fair value option allows the Company to record changes in fair value in the statement of operations, which, in management’s view, more appropriately reflects the results of our operations for a particular reporting period and is consistent with the underlying economics and how the portfolio is managed.

 The fair value of the Company’s investments in MBS is governed by FASB ASC 820, Fair Value Measurements and Disclosures.  The definition of fair value in FASB ASC 820 focuses on the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.  The fair value measurement assumes that the transaction to sell the asset or transfer the liability either occurs in the principal market for the asset or liability, or in the absence of a principal market, occurs in the most advantageous market for the asset or liability.

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ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012 and 2011

(Unaudited)

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – (continued)

Estimated fair values for MBS are based on the average of third-party broker quotes received and/or independent pricing sources when available.

Income on PT MBS securities is based on the stated interest rate of the security. Premiums or discounts present at the date of purchase are not amortized. For IO securities, the income is accrued based on the carrying value and the effective yield. Cash received is first applied to accrued interest and then to reduce the carrying value. At each reporting date, the effective yield is adjusted prospectively from the reporting period based on the new estimate of prepayments and the contractual terms of the security. For IIO securities, effective yield and income recognition calculations also take into account the index value applicable to the security. Changes in fair value of MBS during each reporting period are recorded in earnings and reported as gains or losses on mortgage-backed securities in the accompanying statements of operations.

Derivative Financial Instruments

 The Company has entered into Eurodollar futures contracts to manage interest rate risk, facilitate asset/liability strategies and manage other exposures, and it may continue to do so in the future. The Company has elected to not treat any of its derivative financial instruments as hedges. FASB ASC Topic 815, Derivatives and Hedging, requires that all derivative instruments be carried at fair value.  Changes in fair value are recorded in earnings for each period.

Financial Instruments

FASB ASC 825, Financial Instruments, requires disclosure of the fair value of financial instruments for which it is practicable to estimate that value, either in the body of the financial statements or in the accompanying notes. MBS and Eurodollar futures contracts are accounted for at fair value in the balance sheet. The methods and assumptions used to estimate fair value for these instruments are presented in Note 7 of the financial statements.

The estimated fair value of cash and cash equivalents, restricted cash, accrued interest receivable, prepaid expenses and other assets, repurchase agreements, accrued interest payable, accounts payable, accrued expenses and others and due to Bimini Capital Management, Inc. generally approximates their carrying values as of March 31, 2012 and December 31, 2011 due to the short-term nature of these financial instruments.

Repurchase Agreements

The Company finances the acquisition of the majority of its PT MBS through the use of repurchase agreements. Repurchase agreements are treated as collateralized financing transactions and are carried at their contractual amounts, including accrued interest, as specified in the respective agreements. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which securities are pledged as collateral to secure a short-term loan equal in value to a specified percentage (generally between 90 and 95 percent) of the market value of the pledged collateral. While used as collateral, the borrower retains beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a repurchase agreement, the borrower is required to repay the loan and concurrently receive the pledged collateral from the lender or, with the consent of the lender, renew such agreement at the then prevailing financing rate. Margin calls, whereby a lender requires that the Company pledge additional securities or cash as collateral to secure borrowings under its repurchase agreements with such a lender, are expected to be routinely experienced by the Company when the value of the MBS pledged as collateral declines, or as a result of principal amortization, or due to changes in market interest rates, spreads or other market conditions.

The Company’s repurchase agreements typically have terms ranging from 24 days to six months at inception, with some having longer terms.  Should a counterparty decide not to renew a repurchase agreement at maturity, the Company must either refinance with another lender or be in a position to satisfy the obligation. If, during the term of a repurchase agreement, a lender should file for bankruptcy, the Company might experience difficulty recovering its pledged assets, which could result in an unsecured claim against the lender for the difference between the amount loaned to the Company plus interest due to the counterparty and the fair value of the collateral pledged to such lender, including the accrued interest receivable. At March 31, 2012, the Company had outstanding balances under repurchase agreements with three lenders  with a maximum amount at risk (the difference between the amount loaned to the Company, including interest payable, and the fair value of securities pledged and cash posted by the Company as collateral, including accrued interest on such securities) of $4.4 million.

Earnings Per Share

The Company follows the provisions of FASB ASC 260, Earnings Per Share. Basic earnings per share (“EPS”) is calculated as net income or loss attributable to common stockholders divided by the weighted average number of common shares outstanding

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ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012 and 2011

(Unaudited)

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – (continued)

or subscribed during the period. Diluted EPS is calculated using the “if converted” method for common stock equivalents, if any. However, the common stock equivalents are not included in computing diluted EPS if the result is anti-dilutive.

Income Taxes

Bimini has elected to be taxed as a REIT under the Code.  For tax purposes, Orchid is considered to be a “qualified REIT subsidiary” of Bimini, and therefore, Orchid is included in the federal income tax return filed by Bimini.  Orchid’s income tax attributes are calculated as if Orchid filed on a separate return basis.

Orchid recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes.  Under that guidance, Orchid assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.  All of Orchid’s tax positions are categorized as highly certain.  There is no accrual for any tax, interest or penalties related to Orchid’s tax position assessment.  The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Reclassifications

The presentation of certain balances have been reclassified to conform to the current year presentation.  During the year ended December 31, 2011, the Company concluded that it was appropriate to classify management fees as direct REIT operating expenses.  Previously, such expenses had been classified as other professional fees.  Accordingly, the Company has revised the presentation of such expenses to include them under the direct REIT operating expenses and administrative expenses caption in the Statement of Operations for the three months ended March 31, 2011.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update 2011-12 (“ASU”), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, deferring and superseding certain portions of ASU 2011-05 that relate to the presentation of reclassification adjustments to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassification adjustments out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. The provisions of this amendment are effective for annual and interim periods beginning after December 15, 2011. The adoption of this ASU had no effect on the Company’s financial statements.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with ASC 210-20-45 or ASC 815-10-45 or (2) subject to an enforceable master netting arrangement.  This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this ASU.  The Company is required to apply the amendments for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods.  The disclosures required will be provided retrospectively for all comparative periods presented.  We anticipate that the adoption of this ASU will have no effect on the Company’s financial statements.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income,  amending the authoritative guidance to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity, but does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The provisions of this amendment require retrospective application, and are effective for annual and interim periods beginning after December 15, 2011 for public entities, and after December 31, 2012 for non-public entities. The adoption of this ASU had no effect on the Company’s financial statements.

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ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012 and 2011

(Unaudited)

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – (continued)

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, further converging U.S. GAAP and International Financial Reporting Standards (IFRS). The ASU changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between GAAP and IFRSs as well as expand the disclosures for Level 3 measurements. The ASU is to be applied prospectively, and is effective for annual and interim periods beginning after December 15, 2011. The adoption of this ASU did not have a material effect on the Company’s financial statements.

In April 2011, the FASB issued ASU 2011- 03, Reconsideration of Effective Control for Repurchase Agreements, which changes the assessment of whether repurchase agreement transactions should be accounted for as sales or secured financings. In a typical repurchase agreement transaction, an entity transfers financial assets to the counterparty in exchange for cash with an agreement for the counterparty to return the same or equivalent financial assets for a fixed price in the future.  Prior to this ASU, one of the factors in determining whether sale treatment could be used was whether the transferor maintained effective control of the transferred assets and in order to do so, the transferor must have the ability to repurchase such assets. Based on this ASU, the FASB concluded that the assessment of effective control should focus on a transferor’s contractual rights and obligations with respect to transferred financial assets, rather than whether the transferor has the practical ability to perform in accordance with those rights or obligations.  Therefore, this ASU removes the transferor’s ability to perform criterion from consideration of effective control.  This ASU is effective for the first interim or annual period beginning on or after December 15, 2011.  Since the Company records repurchase agreements as secured borrowings and not sales, this ASU had no effect on the Company’s financial statements.

NOTE 2.   MORTGAGE-BACKED SECURITIES

The following table presents the Company’s MBS portfolio as of March 31, 2012 and December 31, 2011:

(in thousands)	March 31, 2012	December 31, 2011
Pass-Through Certificates, at fair value:
Adjustable-rate Mortgages	$1,388	$-
Hybrid adjustable-rate Mortgages	48,317	25,466
Fixed-rate Mortgages	27,526	21,174
Total Pass-Through Certificates	77,231	46,640
Structured MBS Certificates, at fair value:
Interest only securities	1,490	1,638
Inverse interest only securities	6,448	7,724
Total Structured MBS Certificates	7,938	9,362
Totals	$85,169	$56,002

The following table summarizes the Company’s MBS portfolio as of March 31, 2012 and December 31, 2011, according to their contractual maturities. Actual maturities of MBS investments are generally shorter than stated contractual maturities and are affected by the contractual lives of the underlying mortgages, periodic payments of principal, and prepayments of principal.

(in thousands)
	March 31, 2012	December 31, 2011
Greater than five years and less than ten years	$1,971	$2,014
Greater than or equal to ten years	83,198	53,988
Totals	$85,169	$56,002

Table of Contents    F-1

ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012 and 2011

(Unaudited)

NOTE 3.   REPURCHASE AGREEMENTS

As of March 31, 2012, Orchid had outstanding repurchase obligations of approximately $74.0 million with a net weighted average borrowing rate of 0.34%. These agreements were collateralized by MBS with a fair value, including accrued interest, of approximately $77.5 million.  As of December 31, 2011, Orchid had outstanding repurchase obligations of approximately $44.3 million with a net weighted average borrowing rate of 0.44%. These agreements were collateralized by MBS with a fair value, including accrued interest, of approximately $46.8 million.

As of March 31, 2012 and December 31, 2011, Orchid’s repurchase agreements had remaining maturities as summarized below:

(in thousands)	OVERNIGHT (1 DAY OR LESS)	BETWEEN 2 AND 30 DAYS	BETWEEN 31 AND 90 DAYS	GREATER THAN 90 DAYS	TOTAL
March 31, 2012
Agency MBS:
Fair market value of securities sold, including accrued interest receivable	$-	$75,679	$1,779	$-	$77,458
Repurchase agreement liabilities associated with these securities	$-	$72,301	$1,687	$-	$73,988
Net weighted average borrowing rate	-	0.34%	0.35%	-	0.34%
December 31, 2011
Agency MBS:
Fair market value of securities sold, including accrued interest receivable	$-	$46,788	$-	$-	$46,788
Repurchase agreement liabilities associated with these securities	$-	$44,325	$-	$-	$44,325
Net weighted average borrowing rate	-	0.44%	-	-	0.44%

Table of Contents    F-1

ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012 and 2011

(Unaudited)

Summary information regarding the Company’s amounts at risk with individual counterparties greater than 10% of the Company’s equity at March 31, 2012 and December 31, 2011 is as follows:

(in thousands)
Repurchase Agreement Counterparties	Amount at Risk (1)	Weighted Average Maturity of Repurchase Agreements in Days
March 31, 2012
Nomura	$2,228	31
December 31, 2011
Nomura	$2,100	30

(1) Equal to the fair value of securities sold, cash posted as collateral, plus accrued interest receivable, minus the sum of repurchase agreement liabilities and accrued interest payable.

NOTE 4.  CAPITAL STOCK

The total number of shares of capital stock which the Company has the authority to issue is 1,000,000 shares of $0.01 par value common stock.

Subsequent to its organization and through December 31, 2010, the Company received aggregate net proceeds of $4,405,000 from Bimini for the subscription to purchase 44,050 shares of the Company’s common stock.  Orchid had 44,050 shares of common stock subscribed for issuance as of December 31, 2010. During March 2011, Bimini contributed $3,095,000 in cash to the Company for the subscription to purchase an aggregate of 30,950 additional shares of common stock of the Company. On April 29, 2011, 75,000 shares of the Company’s common stock were issued to Bimini.

During July 2011, Bimini contributed $7,500,000 in cash to the Company for 75,000 additional shares of common stock of the Company.

NOTE 5.  EARNINGS PER SHARE

The table below reconciles the numerator and denominator of the EPS for the periods ended March 31, 2012 and 2011.

	The Period Ended March 31,
	2012	2011
Net income	$617,244	$16,072
Common shares outstanding	150,000	150,000
Income per common share	$4.11	$0.11

For the periods ended March 31, 2012 and 2011, the number of shares outstanding at March 31, 2012 is used for the EPS computation, as Bimini has been the sole stockholder during the entire period.

NOTE 6.  DERIVATIVE FINANCIAL INSTRUMENTS

In connection with the Company’s interest rate risk management strategy, during the first quarter of 2011 the Company began to economically hedge a portion of its interest rate risk by entering into derivative financial instrument contracts. The Company did not elect hedging treatment under GAAP, and as such all gains and losses on these instruments are reflected in earnings for the period presented.

As of March 31, 2012, such instruments are comprised entirely of Eurodollar futures contracts. Eurodollar futures are cash settled futures contracts on an interest rate, with gains and losses credited and charged to the Company’s account on a daily basis. A minimum balance, or “margin”, is required to be maintained in the account on a daily basis. The Company is exposed to the changes in value of the futures by the amount of margin held by the broker. The total amount of margin at March 31, 2012 was approximately $18,750 and is reflected in restricted cash.

The Company’s Eurodollar futures contracts with a notional amount of $20 million attempt to achieve a fixed interest rate related to a portion of its repurchase agreement obligations. As of March 31, 2012, the Company has effectively locked in a weighted-average fixed LIBOR rate of 0.50% on $20.0 million of its repurchase agreement obligations through December 2012.

Table of Contents    F-1

ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012 and 2011

(Unaudited)

NOTE 6.  DERIVATIVE FINANCIAL INSTRUMENTS – (continued)

 For the three months ended March 31, 2012 and 2011, respectively, the Company recorded losses of approximately $24,000 and gains of approximately $11,000 on Eurodollar futures contracts.

NOTE 7.   FAIR VALUE

Authoritative accounting literature establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price). A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Required disclosures include stratification of balance sheet amounts measured at fair value based on inputs the Company uses to derive fair value measurements. These stratifications are:

•

Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),

•

 Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and

•

Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on Company-specific data. These unobservable assumptions reflect the Company’s own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Our MBS are valued using Level 2 valuations, and such valuations currently are determined by the Company based on the average of third-party broker quotes and/or by independent pricing sources when available. Because the price estimates may vary, the Company must make certain judgments and assumptions about the appropriate price to use to calculate the fair values. Alternatively, the Company could opt to have the value of all of our positions in MBS determined by either an independent third-party or do so internally.

MBS and Eurodollar futures contracts were recorded at fair value on a recurring basis during the periods ended March 31, 2012 and 2011. When determining fair value measurements, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset. When possible, the Company looks to active and observable markets to price identical assets.  When identical assets are not traded in active markets, the Company looks to market observable data for similar assets.  The following table presents financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and December 31, 2011:

Table of Contents    F-1

ORCHID ISLAND CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012 and 2011

(Unaudited)

(in thousands)	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
March 31, 2012
Mortgage-backed securities	$85,169	$-	$85,169	$-
Eurodollar futures contracts	19	19	-	-
December 31, 2011
Mortgage-backed securities	$56,002	$-	$56,002	$-
Eurodollar futures contracts	34	34	-	-

During the three months ended March 31, 2012 and 2011, there were no transfers of financial assets or liabilities between levels 1, 2 or 3.

NOTE 8.  EXPENSES

The table below presents the Company’s operating expenses for the periods ended March 31, 2012 and 2011.

	The Period Ended March 31,
	2012	2011
Legal fees	$-	$1,950
Other professional fees	35,736	27,101
Direct REIT operating expenses	109,006	49,136
Other administrative expenses	21,430	36,906
Total Expenses	$166,172	$115,093

NOTE 9.  RELATED PARTY TRANSACTIONS

Management Agreement

Orchid has entered into a management agreement with Bimini, which provided for an initial term through December 31, 2011 with automatic one-year extension options and subject to certain termination rights. The agreement was extended under the option to December 31, 2012.  The Company pays Bimini a monthly management fee equal to 1.50% per annum of the gross Stockholders’ Equity (as defined in the management agreement) of Orchid.

Orchid is obligated to reimburse Bimini for its costs incurred under the management agreement. In addition, Orchid is required to pay Bimini a monthly fee of $7,200, which represents an allocation of overhead expenses for items that include, but are not limited to, occupancy costs, insurance and administrative expenses. These expenses are allocated based on the ratio of Orchid’s assets and Bimini’s consolidated assets. Total expenses recorded during the three months ended March 31 2012 and 2011 for the management fee and costs incurred was $80,600 and $42,500, respectively.  At March 31, 2012 and December 31, 2011, approximately $324,000 and $238,100 was due to Bimini.

During the three months ended March 31, 2011, the Company purchased MBS with a fair value of $1,071,000, including $15,000 of accrued interest, from Bimini. The MBS purchases were in the ordinary course of business and on substantially the same terms, including prices, as comparable transactions available in the market.

NOTE 10.  COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various claims and legal actions arising in the ordinary course of business. Management is not aware of any reported or unreported contingencies at March 31, 2012.

NOTE 11.  SUBSEQUENT EVENTS

Subsequent events were evaluated through June 28, 2012, the date which the financial statements were available to be issued, and Orchid has determined that no events occurred subsequent to March 31, 2012 that require disclosure.

Table of Contents    F-1

Execution Copy	Annex I

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

FLATWORLD ACQUISITION CORP.,

FTWA ORCHID MERGER SUB LLC,

FWAC HOLDINGS LIMITED,

ORCHID ISLAND CAPITAL, INC.,

BIMINI CAPITAL MANAGEMENT, INC.

AND

BIMINI ADVISORS, LLC

Dated as of July 26, 2012

-ii-

3.5	Litigation	15
3.6	Certain Employment Agreements	16
3.7	No Additional Representations	16

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	16

4.1	Due Organization and Good Standing	16
4.2	Capitalization of Parent	16
4.3	Merger Sub	17
4.4	Authorization; Binding Agreement	18
4.5	Governmental Approvals	18
4.6	No Violations	18
4.7	SEC Filings and Parent Financial Statements	19
4.8	Absence of Undisclosed Liabilities	20
4.9	Compliance with Laws	20
4.10	Regulatory Agreements; Permits; Qualifications	20
4.11	Absence of Certain Changes	21
4.12	Taxes and Returns	21
4.13	Restrictions on Business Activities	22
4.14	Employee Benefit Plans	22
4.15	Employee Matters	22
4.16	Material Contracts	22
4.17	Litigation	23
4.18	Transactions with Affiliates	23
4.19	Investment Company Act	23
4.20	Books and Records	23
4.21	Finders and Investment Bankers	23
4.22	Information Supplied	23
4.23	Trust Fund.	24
4.24	Intellectual Property	24
4.25	Real Property	24
4.26	Environmental Matters	24
4.27	Insurance	24
4.28	Bankruptcy	24
4.29	OTC Bulletin Board Quotation	25
4.30	Registration of the Ordinary Shares and the Warrants	25
4.31	No Additional Representations	25
4.32	Board Approval; Tender Offer	25

ARTICLE V	COVENANTS	25

5.1	Conduct of Business of the Company	25
5.2	Access and Information; Confidentiality	27
5.3	No Solicitation	27
5.4	Takeover Laws	29
5.5	Shareholder Litigation	30
5.6	Conduct of Business of Parent and Merger Sub	30
5.7	Market Standoff Agreement	31

ARTICLE VI	ADDITIONAL COVENANTS OF THE PARTIES	32

6.1	Notification of Certain Matters	32
6.2	Commercially Reasonable Efforts	32
6.3	Survival of Representations and Warranties; Indemnification.	33
6.4	Public Announcements	38
6.5	Tender Offer	38
6.6	Reservation of Preferred Shares	40

-iii-

6.7	Other Actions	40
6.8	Required Information	40
6.9	Trust Account	40
6.10	Merger Filings	40
6.11	Further Assurances	41
6.12	Post-Closing Dividend	41
6.13	Qualified Electing Fund Information	41
6.14	Reincorporation and REIT Election	41

ARTICLE VII	CONDITIONS	41

7.1	Conditions to Each Party’s Obligations	41
7.2	Conditions to Obligations of Parent and Merger Sub	42
7.3	Conditions to Obligations of the Company	43
7.4	Frustration of Conditions	43

ARTICLE VIII	TERMINATION AND ABANDONMENT	44

8.1	Termination	44
8.2	Effect of Termination	45
8.3	Intentionally Omitted	45
8.4	Fees and Expenses	45
8.5	Amendment	45
8.6	Waiver	45

ARTICLE IX	TRUST FUND WAIVER	45

9.1	Trust Fund Waiver	45

ARTICLE X	MISCELLANEOUS	46

10.1	Survival	46
10.2	Notices	46
10.3	Binding Effect; Assignment	47
10.4	Governing Law; Jurisdiction	47
10.5	Waiver of Jury Trial	48
10.6	Counterparts	48
10.7	Interpretation	48
10.8	Entire Agreement	48
10.9	Severability	48
10.10	Specific Performance	49
10.11	Third Parties	49
10.12	Headings	49

-iv-

Appendices

Appendix 1 - Valuation Methodology

-v-

Index of Defined Terms

Acquisition Proposal	28
Act	1
Action	10
Additional Remedies	35
Affiliate	48
Aggregate Cap	34
Agreement	1
Ancillary Public Disclosures	14
Antitrust Laws	7, 32
Articles of Merger	1
Auditor	2
Benefit Plan	12
Bimini	1
Bimini Advisors	1
Bimini Advisors Operating Agreement	3
Burdensome Condition	33
Business Day	48
CERCLA	13
Certificate	5
Certifications	19
Change in the Recommendation	29
Charter	16
Claim Notice	36
Closing	1
Closing Company Financials	8
Closing Date	1
Closing Date Balance Sheet	2
Closing Date Balance Sheet Audit	2
Closing Filing	40
Closing Press Release	40
Code	3
Company	1
Company Affiliate Transaction	4
Company Disclosure Schedules	5
Company Financials	8
Company Indemnified Party	34
Company Material Contract	10
Company Permits	9
Company Stockholder Lock Up Agreement	4
Compliance Date	9
Confidentiality Agreement	27
Consent	7
Copyrights	11
Covered Persons	37
Damages	34
DGCL	1
DOJ	32
Drop Dead Date	44
Effective Time	1
Employment Agreement	16
Encumbrances	7
Enforceability Exceptions	7
Environmental Laws	13
Equitable Recoupment	34
Equity Interests	1

-vi-

ERISA	12
ERISA Affiliate	12
Exchange Act	8
Existing Bimini Management Agreement	11
Expenses	6
Expiration Time	39
Final Closing Date Company Stockholders’ Equity Calculation	2
FTC	32
Fundamental Representations and Warranties	34
FWAC Holdings	1
FWAC Holdings Share Repurchase Agreement	3
GAAP	6
Hazardous Substance	13
Indebtedness	6
Indemnification Amount	35
Indemnification Provisions	37
Indemnifying Representative	36
Initial Expiration Date	39
Insurance Coverage	38
Intellectual Property	11
IPO	17
Knowledge	48
Law	7
Laws	7
Material Adverse Effect	5
Maximum Tender Condition	38
MD Secretary of State	1
Merger	1
Merger Consideration	2
Merger Sub	1
Merger Sub Organizational Documents	16
Minimum Trust Amount	24
Notice of Superior Proposal	29
Offer Documents	39
Offer to Purchase	39
Off-the-Shelf Software Agreements	11
Option Securities	17
Order	10
Ordinary Shares	2
Parent	1
Parent Affiliate Transaction	23
Parent Disclosure Schedule	16
Parent Financials	19
Parent Indemnified Party	34
Parent Material Contracts	23
Parent Organizational Documents	16
Parent Permits	21
Parent SEC Reports	19
Parties	1
Party	1
Patents	11
PCAOB	2
Person	48
Preferred Shares	2
Proposal	29
Qualifying Income	35
RCRA	13
Receiving Board	29

-vii-

Record Date	41
Reincorporation	4
REIT	35
Representatives	28
Requisite Regulatory Approvals	41
Sarbanes-Oxley Act	19
Schedule TO	39
SEC	8
Signing Company Financials	8
Signing Filing	40
Signing Press Release	40
Subsidiary	48
Superior Proposal	29
Surviving Company	1
Takeover Law	29
Tax	13
Tax Returns	21
Taxes	13
Tender Consideration	38
Tender Offer	38
Third Party Claim	35
Trademarks	11
Trust Account	24
Trust Agreement	24
Trust Fund	24
Trustee	24
Underwriter	17
Units	16
Warrants	16

-viii-

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (this “Agreement”) is made and entered into as of July 26, 2012 by and among Orchid Island Capital, Inc., a Maryland corporation (the “Company”), Bimini Capital Management, Inc., a Maryland corporation (“Bimini”), Bimini Advisors, LLC, a Maryland limited liability company (“Bimini Advisors”), FlatWorld Acquisition Corp., a British Virgin Island business company limited by shares (“Parent”), FTWA Orchid Merger Sub LLC, a Maryland limited liability company and wholly-owned subsidiary of Parent (“Merger Sub”), and FWAC Holdings Limited, a British Virgin Islands business company limited by shares (“FWAC Holdings”).  Parent, Merger Sub, Bimini, Bimini Advisors and the Company are sometimes referred to herein as a “Party” and collectively as the “Parties.”

WITNESSETH:

A. Parent, the Company, Bimini and Merger Sub intend to effect the merger of the Company with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity in the Merger, as a result of which the entire issued and outstanding equity interests of the Company (the “Equity Interests”) will automatically be converted into the right to receive the Merger Consideration (as defined herein) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law, as amended (the “MGCL”) and the Maryland Limited Liability Company Act (the “Act”).

B. The Boards of Directors of each of the Company and Bimini and the Board of Directors of Parent and the Board of Managers and sole member of Merger Sub have unanimously approved this Agreement, the Merger and the transactions contemplated hereby, and each of them have determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the respective best interests of the Company, Bimini, Parent and Merger Sub.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

TERMS OF THE MERGER

1.1 The Merger.

Upon the terms and subject to the conditions of this Agreement and in accordance with the MGCL and the Act, at the Effective Time (as defined herein), the Company shall be merged with and into Merger Sub.  Upon consummation of the Merger, the separate existence of the Company shall thereupon cease, and Merger Sub, as the surviving company in the Merger (the “Surviving Company”), shall continue its limited liability company existence under the laws of Maryland as a wholly-owned subsidiary of Parent.

1.2 The Closing; Effective Time; Effect.

(a) Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Section 8.1, and subject to the satisfaction or waiver of the conditions set forth in Article VII hereof, the closing of the Merger (the “Closing”) shall take place by the exchange of original or facsimile or electronic copies of the respective Closing documents at 10:00 a.m., New York City time, no later than the third Business Day after the date that all of the closing conditions set forth in Article VII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), unless another time, date or place is agreed upon in writing by the Parties hereto.  The date on which the Closing occurs is herein referred to as the “Closing Date”.

(b) Subject to the terms and conditions hereof, concurrently with the Closing, the Parties shall file with the State Department of Assessments and Taxation of Maryland (the “MD Secretary of State”), articles of merger in accordance with the MGCL and the Act (referred to herein as the “Articles of Merger”), executed in accordance with the relevant provisions of the MGCL and the Act and shall make all other filings or recordings required under the MGCL and the Act in order to effect the Merger.  The Merger shall become effective upon the filing of the Articles of Merger or at such other time as is agreed by the Parties hereto, in accordance with the MGCL and the Act and as specified in the Articles of Merger.  The time when the Merger shall become effective is herein referred to as the “Effective Time.”

(c) From and after the Effective Time, the Surviving Company shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Company.

1.3 Exchange of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company or the holders of any securities of the Company, all of the Equity Interests issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive an aggregate of 141,873 Class A Preferred Shares, no par value, of Parent (the “Preferred Shares”), convertible on a 1 for 10 basis into an aggregate of 1,418,730 ordinary shares, no par value, of Parent (the “Ordinary Shares”), on the terms set forth on Exhibit F attached hereto, as such number of Preferred Shares may be adjusted pursuant to this Section 1.3 (collectively, the “Merger Consideration”).  Notwithstanding the foregoing, and subject to potential further adjustment as described below in Section 1.8, if the total stockholders’ equity of the Company immediately prior to the Effective Time (based on the Final Closing Date Company Stockholder’s Equity Calculation as defined below) is less than $14,446,800, then the Merger Consideration shall be reduced following the Closing Date by a number of Preferred Shares equal to the quotient of: (i) the difference of  (x) $14,446,800, less (y) the total stockholders’ equity of the Company immediately prior to the Effective Time, divided by (ii) $101.829.  Alternatively, if the total stockholders’ equity of the Company immediately prior to the Effective Time (based on the Final Closing Date Company Stockholder’s Equity Calculation as defined below) is greater than $14,446,800, then the Merger Consideration shall be increased following the Closing Date by a number of Preferred Shares equal to the quotient of: (i) the difference of (x) the total stockholders’ equity of the Company immediately prior to the Effective Time, less (y) $14,446,800, divided by (ii) $101.829.  The total stockholders’ equity of the Company immediately prior to the Effective Time shall be the total stockholders’ equity reflected in the Company’s closing balance sheet (the “Closing Date Balance Sheet”) prepared by Parent using the valuation methodology set forth in Appendix 1, attached hereto (with respect to the Company’s securities portfolio), in accordance with GAAP.  Parent shall prepare the Company’s Closing Date Balance Sheet within 30 calendar days of the Closing Date and, within such time period, will engage BDO USA, LLP (the “Auditor”) to perform an audit of the Company’s Closing Date Balance Sheet in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) (the “Closing Date Balance Sheet Audit”).  The engagement letter between Parent and the Auditor for the Closing Date Balance Sheet Audit shall be subject to the prior approval of FWAC Holdings. Parent will provide FWAC Holdings the Company Fair Value (as defined in Appendix 1) and the fair values obtained from both Pricing Sources (as defined in Appendix 1) for each security in the Company’s security portfolio and all other supporting details, consents and support required by, or delivered to, the Auditor to perform the Closing Date Balance Sheet Audit (including third party asset confirmations and valuation checks) and will provide any required authorization letters to allow FWAC Holdings, upon completion of the Auditor's work and prior to final issuance of the Closing Date Balance Sheet Audit to Parent, to review the Auditor's workpapers and discuss the procedures performed and adjustments that result, if any, from the Closing Date Balance Sheet Audit.  The Parent will use its best efforts to cause the Auditor to deliver its audit report on the Closing Date Balance Sheet to Parent within 30 calendar days of receipt of the Closing Date Balance Sheet and all supporting schedules requested by the Auditor from Parent.  If there are any differences between the total stockholders’ equity in the Closing Date Balance Sheet Audit and total stockholders’ equity in the Closing Date Balance Sheet provided for audit to the Auditors by the Parent as a result of audit adjustments, any audit adjustments by the Auditor will be added or subtracted from the total stockholders’ equity in the Company’s Closing Date Balance Sheet for purposes of any adjustment to the Merger Consideration pursuant to this Section 1.3; provided, however, no additions shall be made to increase total stockholders’ equity due to increases from the Auditor’s valuation of the Company’s securities portfolio (the “Final Closing Date Company Stockholders’ Equity Calculation”).  Upon determination of the Final Closing Date Company Stockholders’ Equity Calculation, any reduction in Merger Consideration shall be deducted from the Claim Shares and any increase in Merger Consideration shall result in additional Preferred Shares issued to Bimini.  All fees owed to the Auditor shall be paid by Parent.  Additionally, at the Effective Time, in exchange for the Merger Consideration, Bimini will contribute to Parent an amount in cash equal to $1,754,281.

(b) The outstanding membership interests of Merger Sub shall constitute the only membership interests of the Surviving Company following the Effective Time.  Parent shall repurchase from FWAC Holdings, pursuant to the FWAC Holdings Share Repurchase Agreement, all 573,875 Ordinary Shares held by FWAC Holdings for the following consideration:  (i) cash consideration of $1,154,281.00 and (ii) 2,000,000 newly issued warrants to each purchase one Ordinary Share of the Parent at an exercise price of $9.25 and pursuant to such additional warrant terms and conditions as set forth in a warrant agreement to be entered into between Parent and Continental Stock Transfer & Trust Company in substantially the form attached hereto as Exhibit G.

(c) At the Effective Time, Bimini shall cease to have any rights with respect to the Equity Interests except the right to receive the Merger Consideration.

As used herein, the following terms have the following meanings:

 “FWAC Holdings Share Repurchase Agreement” means that share repurchase agreement dated the date hereof, between FWAC Holdings and the Parent, an executed copy of which is attached hereto as Exhibit D.

“Bimini Advisors Operating Agreement” means the Operating Agreement of Bimini Advisors to be entered into at the Effective Time, between FWC Advisors LLC, a Delaware limited liability company, and Bimini Advisors, Inc., a Maryland corporation, in substantially the form attached hereto as Exhibit E.

(d) On the Closing Date, and upon the terms and subject to the conditions of this Agreement, Parent shall cause the Trustee to distribute the proceeds of the Trust Account in accordance with Section 4.23.

1.4 Payment.

(a) Distribution Procedures.  At the Effective Time, subject to the terms of this Agreement, including the closing conditions in Article VII, Parent shall issue the Merger Consideration to Bimini.

(b) Fractional Shares.  No certificates or scrip representing fractional Preferred Shares or book-entry credit of the same shall be issued upon the surrender of the Equity Interests for exchange.  Any portion of the Merger Consideration payable in a fraction of a Preferred Share shall be rounded up to the nearest whole number.

(c) No Further Ownership Rights in the Equity Interest.  From and after the Effective Time, the Equity Interests outstanding immediately prior to the Effective Time shall be cancelled and they shall cease to have any rights, except as otherwise provided for herein or by applicable Law.

(d) Withholding Taxes.  Parent and the Surviving Company shall be entitled to deduct and withhold from the Merger Consideration payable to Bimini pursuant to the Merger any such amounts as are required under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of state, local or foreign Tax Law; provided, however, that if Parent or Surviving Company intends to withhold any amount, Parent or Surviving Company, as applicable, shall provide reasonable advance written notice to Bimini of its intent to so withhold and a summary of the rationale for such withholding.  Each of Parent and Surviving Company acknowledge that, as of the date hereof, neither it nor any of its affiliates has any knowledge that any amount is required to be withheld by Parent or Surviving Company from any portion of the Merger Consideration payable pursuant to this Agreement.  To the extent that such amounts are so withheld by Parent or the Surviving Company such withheld amounts shall be treated for all purposes as having been paid to Bimini in respect of which such deduction and withholding was made by Parent or the Surviving Company, as the case may be, and such amounts shall be immediately, upon receipt, deposited with the applicable taxing authority.

1.5 Intentionally Omitted.

1.6 Articles of Organization and Governing Documents.  At and after the Effective Time and by virtue of the Merger, and until the same have been duly amended, the Articles of Organization of Merger Sub and the Operating Agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Organization and Operating Agreement of the Surviving Company then in effect and as set forth on Exhibit H attached hereto.

1.7 Directors and Officers; Lock Up.

(a) At the Effective Time, the Board of Directors of Parent shall be Robert E. Cauley, G. Hunter Haas, IV, W. Coleman Bitting, John B. Van Heuvelen, Frank P. Filipps, and Ava L. Parker.  Robert E. Cauley shall initially serve as the Chairman of the Board of Parent, until his resignation or removal.  Robert E. Cauley, at the Effective Time, shall be appointed the Manager of the Surviving Company.  Each of the Parties shall take all necessary action to effectuate the provisions of this Section 1.7.

(b) Immediately following the Effective Time, the Board of Directors of Parent shall appoint and designate as officers of Parent:  (i) Robert E. Cauley as President and Chief Executive Officer, (ii) G. Hunter Haas, IV as Secretary, Chief Financial Officer, Chief Investment Officer, and (iii) Jerry Sintes as Vice President and

Treasurer.  At the Effective Time, the Board of Directors of Parent shall establish such committees as the Board of Directors of Parent shall determine.

(c) If, after the Effective Time, a vacancy shall exist on the Board of Directors or in any officer position of Parent, such vacancy may thereafter be filled in the manner provided by the Parent Organizational Documents (as defined herein) or the Law.  In the event any of the individuals listed above is unable or unwilling to serve in the designated position at the Effective Time, Bimini shall select their replacement.

(d) Bimini shall enter into a “lock-up” agreement substantially in the form set forth in Exhibit B attached hereto (the “Bimini Lock Up Agreement”) with FWAC Holdings pursuant to which Bimini shall agree, for a period of one (1) year from the Effective Time, that Bimini shall neither, on its own behalf or on behalf of entities, family members or trusts affiliated with or controlled by it, offer, issue, grant any option on, sell or otherwise dispose of any portion of the Merger Consideration issued to Bimini; provided, however, that (i) in the event the holders of the Parent’s Ordinary Shares fail to approve the reincorporation (via a merger or otherwise) of the Parent as a corporation incorporated under the laws of Maryland (the “Reincorporation”) and for Parent to elect REIT status on or prior to January 1, 2013 at a duly convened meeting of Parent’s shareholders (provided that Bimini, or any permitted Person to whom Bimini transferred the Merger Consideration in compliance with the Bimini Lock Up Agreement, voted all of the Merger Consideration, on an as converted basis, in favor of the Reincorporation and REIT election at such meeting), then Bimini may sell or otherwise dispose of any or all of its portion of the Merger Consideration at any time on or after January 1, 2013, (ii) subject to the terms and conditions of the Preferred Shares, Bimini shall not be prohibited from converting any or all of its Preferred Shares into Ordinary Shares, and (iii) Bimini may transfer any or all of its Preferred Shares to a wholly-owned subsidiary of Bimini so long as such subsidiary agrees to execute and be subject to the Bimini Lock Up Agreement.

1.8 Certain Adjustments to Parent Capitalization.

If, between the date of this Agreement and the Effective Time, the outstanding Ordinary Shares are changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities is declared with a record date within such period, or any similar event occurs, the Merger Consideration shall be appropriately adjusted to provide to Bimini the same economic effect as contemplated by this Agreement prior to such event.

1.9 Other Effects of the Merger.

The Merger shall have all further effects as specified in the applicable provisions of the MGCL and the Act.

1.10 Additional Actions.

If, at any time after the Effective Time, the Surviving Company or the Parent, as applicable, shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company or Parent its right, title or interest in, to or under any of the rights, properties or assets of Merger Sub or the Company or otherwise carry out this Agreement, the officers and directors of the Surviving Company or Parent, as applicable, are authorized to execute and deliver, in the name and on behalf of Merger Sub or the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Merger Sub or the Company, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or Parent or otherwise to carry out this Agreement.

1.11 Intentionally Omitted.

1.12 Claims and Escrow.

(a) As the sole remedy of the Parent and Parent Indemnified Parties for any reduction in Merger Consideration pursuant to Section 1.3(a) and the indemnification obligations of the Company and Bimini set forth in Section 6.3, if any, 14,187 Preferred Shares issued to Bimini as Merger Consideration (the “Claim Shares”) shall be applied to satisfy, or be reserved with respect to, any reduction in the Merger Consideration pursuant to Section 1.3(a) and the indemnification obligations of Bimini to the Parent Indemnified Parties (as hereafter defined) in connection with claims made pursuant to Section 6.3) (collectively, the “Parent Claims”) and such Claim Shares shall be placed in escrow pursuant to the terms of an escrow agreement mutually acceptable to FWAC Holdings, Parent, the Company, Bimini and the Exchange Agent (the “Escrow Agreement”).  The Claim Shares shall no longer be subject to any Parent Claims after one (1) month after the audited financial statements of Parent for fiscal year 2012 shall have been completed (the “Claim Termination Date”), provided, however, that with respect to any Parent Claims that remain unresolved at the time of the Claim Termination Date and notice of which was properly and timely delivered pursuant to this Section 1.12 and Section 6.3, a portion of the Claim Shares reasonably necessary to satisfy such Parent Claims shall remain subject to the terms of the Bimini Lock Up Agreement and in escrow pursuant to the terms of the Escrow Agreement until such Parent Claim shall have been disposed pursuant to Section 6.3.  With respect to any Parent Claims (and any satisfaction thereof), each Preferred Share shall be deemed to be valued at $101.829 per Preferred Share.  In lieu of having its Claim Shares being applied to satisfy indemnifiable Damages payable with respect to a Parent Claim, Bimini shall have the right to pay cash in an amount equal to indemnifiable Damages payable to satisfy such Parent Claim and, upon payment of such amount, the corresponding number of Claim Shares shall be released from escrow to Bimini.

(b) The Parties hereby agree that FWAC Holdings shall be appointed as the Indemnified Representative (as defined in Section 6.3(e)) for Parent, as the attorney-in-fact for and on behalf of Parent, with respect to the this Section 1.12 and Section 6.3, and the taking by the FWAC Holdings of any and all actions and the making of any decisions required or permitted to be taken by it under this Section 1.12 and Section 6.3, including without limitation the exercise of the power to (i) agree to, negotiate, enter into settlements and compromises of and comply with orders of courts with respect to any indemnification claims, and (ii) resolve any indemnification claims.  Accordingly, FWAC Holdings has the authority and power to act on behalf of Parent with respect to this Section 1.12 and Section 6.3 and the disposition, settlement or other handling of all indemnification claims, rights or obligations arising from and taken pursuant to this Section 1.12 and Section 6.3.  Parent will be bound by all actions taken by FWAC Holdings pursuant to this Section 1.12 and Section 6.3 and the Company, Bimini and/or the Exchange Agent shall only be required to acknowledge or act upon written communication signed by FWAC Holdings.  Notwithstanding anything to the contrary contained herein, FWAC Holdings shall have no liability to any Party for any action taken or omitted to be taken under this Section 1.12 and Section 6.3, unless such liability is determined by a final and non-appealable judgment by a court of competent jurisdiction to have resulted from the gross negligence, recklessness or willful misconduct of FWAC Holdings.  All reasonable expenses incurred by FWAC Holdings in performing its duties under this Section 1.12 and Section 6.3 shall be borne by Parent.

(c) From and after the Closing, Parent shall indemnify and hold harmless FWAC Holdings from and against any Damages (as defined hereinbelow) that FWAC Holdings may sustain, suffer or incur and that result from, arise out of or relate to any acts or omissions by FWAC Holdings solely in its capacity as the Indemnified Representative for Parent under this Agreement, provided, however, Parent shall be under no obligation under this paragraph to indemnify FWAC Holdings if it is determined by a final and non-appealable judgment by a court of competent jurisdiction that such Damage resulted from, arise out of or relate to the gross negligence, recklessness, or willful misconduct of FWAC Holdings.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company to Parent and Merger Sub are qualified by the Company disclosure schedules, which set forth certain disclosures concerning the Company (the “Company Disclosure Schedules”).  Except as disclosed in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent and Merger Sub as follows:

2.1 Due Organization and Good Standing.  The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect.  The Company has heretofore made available to Parent accurate and complete copies of the Company’s Certificate of Incorporation (the “Certificate”), the Company’s bylaws and other organizational documents, each as currently in effect.  The Company is not in violation of any provision of the Certificate or its bylaws or other organizational documents.

For purposes of this Agreement, the term “Material Adverse Effect” shall mean, with respect to a Party, any occurrence, state of facts, change, event, effect or circumstance that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, business, results of operations or financial condition of such Party and its subsidiaries, taken as a whole, other than any occurrence, state of facts, change, event, effect or circumstance to the extent resulting from:  (i) political instability, acts of terrorism or war, changes in national, international or world affairs, or other calamity or crisis, including without limitation as a result of changes in the international or domestic markets, so long as such Party is not disproportionately affected thereby, (ii) any change affecting the United States economy generally or the economy of any region in which such Party conducts business that is material to the business of such Party, so long as such Party is not disproportionately affected thereby, (iii) the announcement of the execution of this Agreement, or the pendency of the consummation of the Merger or the other transactions contemplated hereby, (iv) any change in United States generally accepted accounting principles (“GAAP”) or interpretation thereof after the date hereof or (v) the execution and performance of or compliance with this Agreement.

2.2 Capitalization.

(a) The capital stock of the Company consists of common stock, $0.01 par value, 1,000,000 authorized, 154,110 issued and outstanding.  Except for the 154,110 shares of common stock held by Bimini, no Equity Interests are issued and outstanding.  All of the outstanding Equity Interests are duly authorized, validly issued, fully paid and non-assessable and not subject to any preemptive or similar rights.  None of the outstanding securities of the Company has been issued in violation of any foreign, federal or state securities Laws.

(b) There are no:  (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights, or (iii) subscriptions or other rights, agreements, arrangements, contracts or commitments of any character, relating to the issued or unissued Equity Interests or obligating the Company to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or Equity Interests of, or other equity interest in, the Company, or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such equity interests.  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Equity Interest or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

(c) There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of the Equity Interests.

(d) Except pursuant to the terms of the “Repo Agreements” included in the Company Material Contracts (as such term is defined in Section 2.14 of the Company Disclosure Schedule), no Indebtedness of the Company contains any restriction upon:  (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company or (iii) the ability of the Company to grant any Encumbrance, on its properties or assets.  As used in this Agreement, “Indebtedness” means (A) all indebtedness for borrowed money or for the deferred purchase price of property or services (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs (other than Expenses and current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (B) any other indebtedness that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (C) all obligations under financing leases, (D) all obligations under conditional sale or other title retention agreements relating to property purchased by the Company, (E) all obligations under leases required to be accounted for as capital leases under GAAP, (F) all obligations in respect of acceptances issued or created, (G) all liabilities secured by an Encumbrance on any property and (H) all guarantee obligations.  As used in this Agreement, “Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement, the preparation, printing, filing or mailing of the Offer Documents submitted to Parent stockholders in connection with the transactions contemplated hereby and all other matters related to the consummation of the Merger.

(e) Except with respect to amounts paid pursuant to the Existing Management Services Agreement, the Company has not declared or paid any distribution or dividend in respect of the Equity Interests and has not repurchased, redeemed or otherwise acquired any Equity Interests, and the Board has not authorized any of the foregoing.

2.3 No Subsidiaries.  The Company does not own, directly or indirectly, any shares of capital stock or other equity or voting interests in (including any securities exercisable or exchangeable for or convertible into capital stock or other equity or voting interests in) any other Person.

2.4 Authorization; Binding Agreement.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger:  (i) have been duly and validly authorized by the Board, and (ii) no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally, and the fact that equitable remedies or relief (including, but not limited to, the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

2.5 Governmental Approvals.  Except as set forth in Section 2.5 of the Company Disclosure Schedule, no consent, approval, waiver, authorization or permit of, or notice to or declaration or filing with (each, a “Consent”), any government, any state or other political subdivision thereof, or any other entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any governmental or regulatory authority or agency, administration or instrumentality, any court, tribunal or arbitrator or any self-regulatory organization (each, a “Governmental Authority”), on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby (including the Merger), other than:  (i) the filing of the Articles of Merger with the State Department of Assessments and Taxation of Maryland in accordance with the MGCL and the Act, (ii) such filings as may be required in any jurisdiction where the Company is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (iii) compliance with any applicable federal or state securities or Blue Sky Laws, (iv) pursuant to any other Laws designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), if applicable, and (v) those Consents that, if they were not obtained or made, would not reasonably be expected to have a Material Adverse Effect.

2.6 No Violations.  Except as set forth in Section 2.6 of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement, the consummation by the Company of the Merger and the other transactions contemplated hereby, and compliance by the Company with any of the provisions hereof, will not:  (i) conflict with or violate any provision of the Certificate, bylaws or other organizational documents of the Company, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, amendment or acceleration) under, any Company Material Contract to which the Company is a party or by which the Company’s assets are bound, except where such violation, breach or default would not reasonably be expected to have a Material Adverse Effect, (iii) result (immediately or with the passage of time or otherwise) in the creation or imposition of any liens, claims, mortgages, pledges, security interests, equities, options, assignments, hypothecations, preferences, priorities, deposit arrangements, easements, proxies, voting trusts or charges of any kind or restrictions (whether on voting, sale, transfer, disposition or otherwise) or other encumbrances or restrictions of any nature whatsoever, whether imposed by agreement, Law, or equity, or any conditional sale contract, title retention contract or other contract (the “Encumbrances”), upon any of the properties, rights or assets of the Company that would reasonably be expected to have a Material Adverse Effect and the waiting periods referred to therein having expired, and any condition precedent to such Consent having been satisfied, conflict with, contravene or violate any foreign, federal, state or local Order (as defined in Section 2.12), statute, law, rule, regulation, ordinance, writ, injunction, arbitration award, directive, judgment, decree, principle of common law, constitution, treaty or any interpretation thereof enacted, promulgated, issued, enforced or entered by any Governmental Authority (each, a “Law“ and collectively, the “Laws“) to which the Company or any of the Company’s assets or properties is subject, except where such conflict, contravention or violation would not reasonably be expected to have a Material Adverse Effect.  There exists no fact or circumstances, to the knowledge of the Company, which would reasonably be expected to impact on the Company’s ability to obtain any of the Consents set forth on Section 2.5 of the Company Disclosure Schedule, including any such Consents which must be obtained following the Effective Time.

2.7 Company Financial Statements.

(a) As used herein, the term “Signing Company Financials” means the Company’s (i) audited financial statements (including, in each case, any related notes thereto), consisting of the Company’s balance sheets as of December 31, 2010 and December 31, 2011, and the related statements of operations, changes in stockholders’ equity and cash flows for the periods November 24, 2010 (date operations commenced) to December 31, 2010 and the year ended December 31, 2011 and (ii) the reviewed (unaudited) financial statements (including, in each case, any related notes thereto), consisting of the Company’s balance sheet as of March 31, 2012, and the related statements of operations, changes in stockholders’ equity and cash flows for the three month periods ended March 31, 2012 and March 31, 2011.  As used herein, the term “Closing Company Financials” means the Company’s (i) audited financial statements (including, in each case, any related notes thereto), consisting of the Company’s balance sheets as of December 31, 2010 and December 31, 2011, and the related statements of operations, changes in stockholders’ equity and cash flows for periods November 24, 2010 (date operations commenced) to December 31, 2010 and the year ended December 31, 2011 and (ii) the reviewed (unaudited) financial statements (including, in each case, any related notes thereto), consisting of the Company’s balance sheet as of June 30, 2012, and the related statements of operations, changes in stockholders’ equity and cash flows for the six month periods ended June 30, 2012 and June 30, 2011.  As used herein, the term “Company Financials” means the Signing Company Financials and the Closing Company Financials.  True and correct copies of the Signing Company Financials are attached hereto on Section 2.7(a) of the Company Disclosure Schedule.  The Signing Company Financials (i) accurately reflect in all material respects the Company’s books and records as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP methodologies (as of the dates thereof and for the periods therein) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and for the absence of audit adjustments in the case of the reviewed (unaudited) Signing Company Financials), (iii) fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of the Company’s operations and cash flows for the periods indicated and (iv) to the extent required for inclusion in the filings with the Securities and Exchange Commission (“SEC”) and mailings or other distributions to Parent’s shareholders as it relates to the Tender Offer, when filed, mailed or distributed, as applicable, will comply, in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Regulation S-X and the published general rules and regulations of the SEC.  Any Closing Company Financials delivered pursuant to the terms of this Agreement will, when delivered, (i) accurately reflect in all material respects the Company’s books and records as of the times and for the periods referred to therein, (ii) be prepared in accordance with GAAP methodologies (as of the dates thereof and for the periods therein) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the absence of audit adjustments in the case of the reviewed (unaudited) Closing Company Financials), (iii) fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of the Company’s operations and cash flows for the periods indicated and (iv) to the extent required for inclusion in the filings with the SEC and mailings or other distributions to Parent’s shareholders as it relates to the Tender Offer, when filed, mailed or distributed, as applicable, comply, in all material respects with the Exchange Act, Regulation S-X and the published general rules and regulations of the SEC.

(b) The Company has disclosed in writing to Parent, the Company’s outside auditors and the Company’s Board of Directors any material fraud that, to the Company’s knowledge, has arisen that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(c) The Company has not received any material written complaint, allegation, assertion or claim from any Governmental Authority regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.  The Company has not received written notice from any Governmental Authority or any Person of any material violation of securities Laws by the Company or any of its officers, managers, directors or employees.

2.8 Absence of Certain Changes.

(a) Except as consented to in writing by Parent (and excluding the Merger and the transactions contemplated hereby) or reflected in the Company Financials, since December 31, 2011, the Company has conducted its businesses in the ordinary course of business consistent with past practice and there has not occurred any action that would constitute a breach of Section 5.1 hereof if such action were to occur or be taken after the date of this Agreement, except for such action that would not have or reasonably be expected to have a Material Adverse Effect.

(b) Except as reflected in the Company Financials, since December 31, 2011, there has not been any fact, change, effect, occurrence, event, development or state of circumstances that has had or would reasonably be expected to have a Material Adverse Effect.  The Company does not have any off-balance sheet arrangements.

2.9 Absence of Undisclosed Liabilities.  Except as and to the extent reflected or reserved against in the Company Financials, the Company has not incurred any liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in the Company Financials, other than liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since December 31, 2011 (except as may be reflected in the Company Financials) or that would not reasonably be expected to have a Material Adverse Effect.

2.10 Compliance with Laws.

(a) Since November 24, 2010 (the “Compliance Date”), the Company is in compliance with all Laws applicable to it and the conduct of its businesses as currently conducted, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect.  The Company is not in conflict with, or in default or violation of, nor since the Compliance Date has it received any notice of any conflict with, or default or violation of any applicable Law by which the Company, or any property or asset of the Company, is bound or affected, except for any such conflicts, defaults or violations that would not reasonably be expected to have a Material Adverse Effect.

(b) There is no pending or, to the knowledge of the Company, threatened, proceeding or investigation to which the Company is subject before any Governmental Authority regarding whether the Company has violated in any material respect applicable Laws.  The Company has not received written notice since the Compliance Date of any material violation of, or noncompliance with, any Law applicable to the Company, or directing the Company to take remedial action with respect to such applicable Law or otherwise, and no material deficiencies of the Company have been asserted in writing by any Governmental Authority with respect to possible violations of any applicable Laws.  Since the Compliance Date, the Company has timely filed or made all material reports, statements, documents, registrations, notices, filings or submissions required to be filed with any Governmental Authority, and all such reports, statements, documents, registrations, notices, filings and submissions are in material compliance (and materially complied at the relevant time) with applicable Law and no material deficiencies have been asserted by any Governmental Authority with respect to any such reports, statements, documents, registrations, notices, filings or submissions required to be filed with any Governmental Authority, in each case, except as would not reasonably be expected to have a Material Adverse Effect.

2.11 Regulatory Agreements; Permits.

(a) There are no:  (i) written agreements, consent agreements, memoranda of understanding, commitment letters, cease and desist orders, or similar undertakings to which the Company is a party, on the one hand, and any Governmental Authority is a party or addressee, on the other hand, (ii) Orders or directives of or supervisory letters from a Governmental Authority specifically with respect to the Company, or (iii) resolutions or policies or procedures adopted by the Company at the request of a Governmental Authority, that (A) limit in any material respect the ability of the Company to conduct its business as currently being conducted, (B) in any manner impose any requirements on the Company in respect of the provision of its products, services and/or business that materially add to or otherwise materially modify in any respect the requirements imposed under applicable Laws, (C) require the Company or any of its divisions to make capital contributions or make loans to another division or affiliate of the Company or (D) in any manner relate to the ability of the Company to pay dividends or otherwise materially restrict the conduct of business of the Company in any respect.

(b) The Company holds all material permits, licenses, franchises, grants, authorizations, consents, exceptions, variances, exemptions, orders and other governmental authorizations, certificates, consents and approvals necessary to lawfully conduct its business as presently conducted and as contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”), all of which are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where the holding of such Company Permit, the failure of any of the Company Permits to be in full force and effect, or the suspension or cancellation of any of the Company Permits, would not reasonably be expected to have a Material Adverse Effect.  The Company is not in violation of the terms of any Company Permit except to the extent such violation would not be expected to have a Material Adverse Effect.

(c) Each of the officers of the Company is in compliance with all applicable Laws requiring any registration, licensing or qualification, and are not subject to any liability or disability by reason of the failure to be so registered, licensed or qualified, except where such failure to be in compliance or such liability or disability would not reasonably be expected to have a Material Adverse Effect.

2.12 Litigation.  Except as set forth in Section 2.12 of the Company Disclosure Schedule, there is no private, regulatory or governmental inquiry, action, suit, proceeding, litigation, claim, arbitration or investigation (each, an “Action”) pending before any arbitrator, agency, court or tribunal, foreign or domestic, or, to the knowledge of the Company, threatened against the Company or any of its properties, rights or assets or any of its managers, officers or directors (in their capacities as such) that would reasonably be expected to have a Material Adverse Effect.  There is no decree, directive, order, writ, judgment, stipulation, determination, decision, award, injunction, temporary restraining order, cease and desist order or other order by, or any capital plan, supervisory agreement or memorandum of understanding with any Governmental Authority (each, an “Order”) binding against the Company or any of its properties, rights or assets or any of its managers, officers or directors (in their capacities as such) that would prohibit, prevent, enjoin, restrict or materially alter or delay any of the transactions contemplated by this Agreement (including the Merger), or that would reasonably be expected to have a Material Adverse Effect.  The Company is in compliance with all Orders except where failure to do so would not reasonably be expected to have a Material Adverse Effect.  There is no material Action which the Company has pending against other parties.

2.13 Restrictions on Business Activities.  There is no agreement or Order binding upon the Company which has or could reasonably be expected to have the effect of prohibiting, preventing, restricting or impairing in any respect any business practice of the Company as its business is currently conducted, any acquisition of property by the Company, the conduct of business by the Company as currently conducted, or restricting in any respect the ability of the Company from engaging in business as currently conducted or from competing with other parties, except where such agreement or Order would not reasonably be expected to have a Material Adverse Effect.

2.14 Material Contracts.

(a) Section 2.14 of the Company Disclosure Schedule sets forth a list of, and the Company has made available to Parent, true, correct and complete copies of, each written contract, agreement, commitment, arrangement, lease, license, permit or plan and each other instrument to which the Company is a party or by which the Company is bound as of the date hereof (each, a “Company Material Contract”) that:

(i) is described in the Company Financials for the year ended December 31, 2011;

(ii) would be required to be disclosed if the Company were a reporting company under the Exchange Act;

(iii) contains covenants that materially limit the ability of the Company (or which, following the consummation of the Merger, could materially restrict the ability of the Surviving Company or any of its affiliates):  (A) to compete in any line of business or with any Person or in any geographic area or to sell, supply, price, develop or distribute any service, product or asset, including any non-competition covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other entity, except, in each case, for any such contract that may be canceled without any penalty or other liability to the Company upon notice of 60 days or less;

(iv) involves any joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company, taken as a whole;

(v) involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(vi) relates to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) having an outstanding principal amount in excess of $100,000;

(vii) was entered into by the Company and has not yet been consummated, and involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a substantial amount of the assets or capital stock or other equity interests of another Person, other than the acquisition or disposition of assets in the ordinary course of business;

(viii) by its terms calls for aggregate payments by the Company under such contract of more than $100,000;

(ix) is a “repo” contract, agreement, understanding or arrangement;

(x) with respect to any material agreement for the acquisition or disposition, directly or indirectly (by merger or otherwise), of a substantial amount of the assets or capital stock or other equity interests of another Person, pursuant to which the Company has:  (A) any continuing indemnification obligations or (B) any “earn-out” or other contingent payment obligations;

(xi) involves any managers, directors, executive officers or key employees of the Company that cannot be cancelled by the Company within 60 days’ notice without liability, penalty or premium;

(xii) obligates the Company to provide indemnification or a guarantee in excess of $100,000;

(xiii) obligates the Company to make any capital commitment or capital expenditure (including pursuant to any joint venture);

(xiv) relates to the development, ownership, licensing or use of any Intellectual Property material to the business of the Company, other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for software commercially available on reasonable terms to the public generally (collectively, “Off-the-Shelf Software Agreements”); or

(xv) provides for any confidentiality or standstill arrangements.

(b) With respect to each Company Material Contract:   (i) each Company Material Contract is legal, valid, binding and enforceable in all material respects against the Company and, to the Company’s knowledge, the other party thereto, and in full force and effect (except as such enforcement may be limited by the Enforceability Exceptions); (ii) except as set forth in Section 2.6 of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not affect the terms, validity or enforceability of such Company Material Contract against the Surviving Company and, to the Company’s knowledge, the other party thereto; (iii) the Company is not in breach or default in any material respect, and no event has occurred which, with the passage of time or giving of notice or both, would constitute such a breach or default by the Company, or permit termination or acceleration by the other party, under any Company Material Contract; and (iv) to the Company’s knowledge, no other party to any Company Material Contract is in breach or default in any material respect, and no event has occurred which, with the passage of time or giving of notice or both, would constitute such a breach or default by such other party, or permit termination or acceleration by the Company, under such Company Material Contract.

2.15 Intellectual Property.

(a) The Company does not own or license any Intellectual Property, other than Intellectual Property licensed pursuant to Off-the-Shelf Software Agreements or as may be provided pursuant to that certain management agreement between the Company and Bimini Advisors, Inc, a Maryland corporation, dated December 1, 2010 (the “Existing Bimini Management Agreement”).

(b) For purposes of this Agreement, “Intellectual Property” means:  (A) United States, international and foreign patents and patent applications, including divisionals, continuations, continuations-in-part, reissues, reexaminations and extensions thereof and counterparts claiming priority therefrom; utility models; invention disclosures; and statutory invention registrations and certificates (collectively, “Patents”); (B) United States and foreign registered, pending and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, domain names, Internet sites and web pages; and registrations and applications for registration for any of the foregoing, together with all of the goodwill associated therewith (collectively, “Trademarks”); (C) United States and foreign registered copyrights, and registrations and applications for registration thereof; rights of publicity; and copyrightable works (collectively, “Copyrights”); and (D) all inventions and design rights (whether patentable or unpatentable) and all categories of trade secrets as defined in the Uniform Trade Secrets Act, including business, technical and financial information.

2.16 Employee Benefit Plans.

(a) The Company does not have, and has never had, any employees except to the extent services by employees of affiliates of the Company are provided pursuant to the Existing Bimini Management Agreement.  Except for the 2011 Equity Incentive Plan adopted by the Company on July 9, 2011, the Company does not sponsor, maintain or contribute to, any Benefit Plan (as defined below) and does not have any liability with respect to any Benefit Plan maintained, sponsored or contributed to by any ERISA Affiliate (as defined below).  The 2011 Equity Incentive Plan has been adopted by the Company, however, no awards have ever been granted under such plan.  For purposes of this Agreement,

(i) the term “Benefit Plan” means (a) an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); (b) loans to managers, officers, directors or other service providers other than advances for expense reimbursements incurred in the ordinary course of business; (c) securities option, securities stock purchase, phantom securities, securities appreciation right or equity-related compensation arrangement; (d) supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, relocation, cafeteria benefit (Code Section 125) or dependent care arrangement (Code Section 129), life insurance or accident insurance plans programs, agreements or arrangements; (e) bonus, pension, retirement, profit sharing, savings, deferred compensation or incentive plans, programs, policies, agreements or arrangements; (f) fringe benefit, perquisite or employee benefit plans, programs, policies or agreements or arrangements and (g) employment, consulting, change of control, retention, executive compensation, termination or severance plans, programs, policies, agreements or arrangements; and

(ii) the term “ERISA Affiliate” means any trade or business, whether or not incorporated, which together with the Company is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(b) Except as otherwise provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not, either or alone or in combination with any other event or events, require the Company to (i) make any payment to any current or former director, consultant or other service provider (whether of severance pay, unemployment compensation, golden parachute or otherwise), (ii) accelerate, forgive indebtedness, vest, distribute or increase benefits or an obligation to fund benefits with respect to any director, consultant or other service provider, (iii) increase the amount of compensation due any director, consultant or other service provider or (iv) make or provide any payment or benefit that the Company would be denied a federal income Tax deduction under Section 280G or Section 162(m) of the Code.

(c) The Company has no liability with respect to any of the following plans maintained by or contributed to by an ERISA Affiliate:  (i) an employee pension benefit plan (within the meaning of Section 3(2) of ERISA that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code; (ii) a multiemployer plan as defined in Section 3(37) of ERISA that is subject to Title IV of ERISA or (iii) a multiple employer plan within the meaning of Section 4063 and 4064 of ERISA or Section 413(c) of the Code.

(d) All directors, consultants and other service providers of the Company are appropriately classified in all material respects as such under applicable Law and the Company is not in material violation of any applicable Law in connection with such classification or has not received notice of any possible violation of applicable Law with respect to such classification from any Governmental Authority.

2.17 Taxes and Returns.

(a) Since its formation, the Company has been treated as a disregarded entity of Bimini for U.S. federal income tax purposes.  The Company has not been required to file and has not filed income Tax returns or reports in any jurisdiction.  There are no claims, assessments, audits, examinations, investigations or other proceedings pending against the Company in respect of any Tax, and the Company has not been notified in writing of any proposed Tax claims, assessments or audits against the Company (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established in accordance with GAAP or are immaterial in amount).  There are no material Encumbrances with respect to any Taxes upon any of the Company’s assets, other than:  (i) Taxes, the payment of which are not yet due, (ii) Taxes or charges being contested in good faith by appropriate proceedings, or (iii) Taxes for which adequate reserves in the Company Financials have been established in accordance with GAAP.

(b) The Company has not participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4.

(c) Since the Compliance Date, the Company has not:  (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law or (ii) made, revoked or amended any material Tax election.

(d) For purposes of this Agreement, the term “Tax“ or “Taxes” shall mean any tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, imposed by any Governmental Authority (including any federal, state, local, foreign or provincial income, gross receipts, property, sales, use, net worth, premium, license, excise, franchise, employment, payroll, alternative or added minimum, ad valorem, transfer or excise tax) together with any interest, addition or penalty imposed thereon.

2.18 Finders and Investment Bankers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company.

2.19 Title to Properties; Assets.  The Company does not own or lease any real or personal property, except as may be provided pursuant to the Bimini Management Agreement.

2.20 Environmental Matters.

(a) The Company is not the subject of any federal, state, local or foreign Order, judgment or written claim under any Environmental Law, and the Company has not received any written notice or claim, or entered into any negotiations or agreements with any Person under any Environmental Law, that has or would reasonably be expected to have a Material Adverse Effect.

(b) To the knowledge of the Company, the Company is in compliance with all applicable Environmental Laws, except where such failure to be in compliance would not reasonably be expected to have a Material Adverse Effect.

(c) To the knowledge of the Company, the Company has not manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or released any Hazardous Substance, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material liability under all applicable Environmental Laws.

(d) The Company holds and is in compliance with all permits, licenses or approvals required to conduct its business and operations under all applicable Environmental Laws, except where the failure to hold and be in compliance with such permit, license or approval would not reasonably be expected to have a Material Adverse Effect.

(e) The Company is not subject to any pending Order, judgment or written claim asserted or arising under any Environmental Law.

“Environmental Laws” means any Law relating to:  (a) the protection, pollution, regulation, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, discharge, emission or disposal of Hazardous Substances, in each case as in effect at the date hereof.

“Hazardous Substance” means any substance which is or contains:  (a) any “hazardous substance” as defined in §101(14) of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. §9601 et seq.) (“CERCLA”) or any regulations promulgated under CERCLA; (b) any “hazardous waste” defined in the Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.) (“RCRA”) or regulations promulgated under RCRA; (c) any substance regulated by the Toxic Substances Control Act (15 U.S.C. §2601 et seq.); (d) gasoline, diesel fuel, or other petroleum hydrocarbons; (e) asbestos and asbestos containing materials, in any form, whether friable or non-friable; (f) polychlorinated biphenyls; (g) radon gas; (i) any substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National and Hazardous Substances Contingency Plan, 40 C.F.R. Section 300.5; and (j) any additional substances or materials which are classified or considered to be hazardous or toxic under any Environmental Laws and which:  (1) requires reporting, investigation or remediation under Environmental Laws; (2) causes or threatens to cause a nuisance on or under any land, or on or in any improvements, owned or leased by the Company or any adjacent property or poses or threatens to pose a hazard to the health or safety of persons on or under such land, or on or in such improvements or adjacent property; or (3) which, if it emanated or migrated from such land or on or in the improvements, could constitute a trespass that poses a risk to human health.

2.21 Transactions with Affiliates.  Section 2.21 of the Company Disclosure Schedule sets forth a true, correct and complete list of the contracts or arrangements in existence as of the date of this Agreement under which there are any existing or future liabilities or obligations between the Company, on the one hand, and, on the other hand, any:  (i) present or former employee, manager, officer or director of the Company, or any family member of any of the foregoing or (ii) record or beneficial owner of more than 5% of the Company’s outstanding capital stock as of the date hereof (each, a “Company Affiliate Transaction”).

2.22 Insurance.  Section 2.22 of the Company Disclosure Schedule sets forth a true, correct and complete list of all material insurance policies, and their respective coverage amounts, premiums and deductibles, maintained by the Company, under which the Company is or was a named insured at any time within the last five (5) years.  With respect to each current insurance policy:  (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) the Company is not in any material respect, in breach of or default under, and the Company has not taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy, (iii) to the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and (iv) no notice of cancellation or termination has been received with respect to any such policy, and the Company knows of no reason any such insurance policy would be cancelled or modified in any material respect as a result of the transactions contemplated hereby.

2.23 Books and Records.  All of the books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course and in accordance with applicable Laws and standard industry practices with regard to the maintenance of such books and records.  The records, systems, controls, data and information of the Company are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its accountants (including all means of access thereto and therefrom) or affiliates.

2.24 Bankruptcy.  The Company has not:  (i) commenced a voluntary case, or had entered against it a petition, for relief under the federal bankruptcy code or any similar petition, order or decree under any federal or state law or statute relative to bankruptcy, insolvency or other relief for debtors; (ii) caused, suffered or consented to the appointment of a receiver, trustee, administrator, conservator, liquidator or similar official in any federal, state or foreign judicial or non judicial proceedings, to hold, administer or liquidate all or substantially all of its property; or (iii) made an assignment for the benefit of creditors.

2.25 Information Supplied.  None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference:  (i) in any Report on Form 6-K and any exhibits thereto filed with the Securities and Exchange Commission or any other report, form, registration or other filing made with any Governmental Authority with respect to the  transactions contemplated by this Agreement and/or any agreements ancillary hereto; (ii) in the Offer Documents; or (iii) in the mailings or other distributions to Parent’s or Bimini’s shareholders and/or prospective investors in the Surviving Entity following the Merger with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (i) through (iii), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Filing, the Signing Press Release, the Closing Filing and the Closing Press Release (each such capitalized term, as hereafter defined) (collectively, the “Ancillary Public Disclosures”) will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Parent or the Merger Sub.

2.26 Bimini Management Agreement.  As of the date hereof, the Company is currently managed and advised by Bimini Advisors, Inc. pursuant to the Existing Bimini Management Agreement.

2.27 No Additional Representations.  Parent and Merger Sub each acknowledges that neither the Company nor Bimini nor their respective officers, managers, directors, members or stockholders, nor any Person has made any representation or warranty, express or implied, of any kind, including without limitation any representation or warranty as to the accuracy or completeness of any information regarding the Company or Bimini or furnished or made available to the Parent or Merger Sub or any of their representatives, in each case except as expressly set forth in this Article II or Article III hereof, as applicable. Without limiting the foregoing, the Company and Bimini make no representation or warranty to Parent or Merger Sub with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, future expenses or future expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or Bimini or the future business, future operations or future affairs of the Company or Bimini heretofore or hereafter delivered to or made available to Parent or Merger Sub or their respective representatives or affiliates.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BIMINI

Bimini hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Due Organization and Good Standing.  Bimini is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  Bimini is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect.  Bimini has heretofore made available to Parent accurate and complete copies of Bimini’s Certificate of Incorporation, Bimini’s bylaws and other organizational documents, each as currently in effect.  Bimini is not in violation of any provision of its Certificate of Incorporation or its bylaws or other organizational documents.

3.2 Authorization; Binding Agreement.  Bimini has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger have been duly and validly authorized by the board of directors of Bimini and no other corporate proceedings on the part of Bimini are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Bimini and constitutes the legal, valid and binding obligation of Bimini, enforceable against Bimini in accordance with its terms, except to the extent enforceability thereof may be limited by any Enforceability Exceptions.

3.3 Governmental Approvals.  Except as set forth on Section 2.5 of the Company Disclosure Schedule, no Consent with any Governmental Authority, on the part of Bimini is required to be obtained or made in connection with the execution, delivery or performance by Bimini of this Agreement or the consummation by Bimini of the transactions contemplated hereby (including the Merger), other than: (i) the filing of the Articles of Merger with the the State Department of Assessments and Taxation of Maryland in accordance with the MGCL and the Act, (ii) compliance with any applicable federal or state securities or Blue Sky laws, (iii) pursuant to any other Antitrust Laws, if applicable, and (iv) those Consents that, if they were not obtained or made, would not reasonably be expected to have a Material Adverse Effect.

3.4 REIT.  Bimini is organized in a manner consistent with the requirements for qualification and taxation as a REIT under the Code and Bimini intends to operate in a manner that will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code.  Since its formation, the Company has been treated as either a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code or as a disregarded entity of Bimini.

3.5 Litigation.  There is no Action pending before any arbitrator, agency, court or tribunal, foreign or domestic, or, to the knowledge of the Bimini, threatened against Bimini or any of its properties, rights or assets or any of its managers, officers or directors (in their capacities as such) that would prohibit, prevent, enjoin, restrict or materially alter or delay any of the transactions contemplated by this Agreement (including the Merger), or would reasonably be expected to have a Material Adverse Effect on the Company.  There is no Order binding against Bimini or any of its properties, rights or assets or any of its managers, officers or directors (in their capacities as such) that would prohibit, prevent, enjoin, restrict or materially alter or delay any of the transactions contemplated by this Agreement (including the Merger), or that would reasonably be expected to have a Material Adverse Effect on the Company.

3.6 Certain Employment Agreements.  With respect to the employment agreement between Bimini and Robert E. Cauley, dated June 30, 2009, and the employment agreement between Bimini and G. Hunter Haas IV, dated June 30, 2009 (each, an “Employment Agreement”):  (i) each Employment Agreement is legal, valid, binding and enforceable in all material respects against Bimini and to Bimini’s knowledge, the other party thereto, and in full force and effect (except as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the terms, validity or enforceability of any Employment Agreement and, to the Bimini’s knowledge, the other party thereto; (iii) Bimini is not in breach or default in any material respect, and no event has occurred which, with the passage of time or giving of notice or both, would constitute such a breach or default by Bimini, or permit termination or acceleration by the other party, under any Employment Agreement; and (iv) to Bimini’s knowledge, no other party to any Employment Agreement is in breach or default in any material respect, and no event has occurred which, with the passage of time or giving of notice or both, would constitute such a breach or default by such other party, or permit termination or acceleration by Bimini, under such Employment Agreement.

3.7 No Additional Representations.  Parent and Merger Sub each acknowledges that neither the Company nor Bimini nor their respective officers, managers, directors, members or stockholders, nor any Person has made any representation or warranty, express or implied, of any kind, including without limitation any representation or warranty as to the accuracy or completeness of any information regarding the Company or Bimini or furnished or made available to the Parent or Merger Sub or any of their representatives, in each case except as expressly set forth in Article II hereof or this Article III, as applicable.  Without limiting the foregoing, the Company and Bimini make no representation or warranty to Parent or Merger Sub with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, future expenses or future expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or Bimini or the future business, future operations or future affairs of the Company or Bimini heretofore or hereafter delivered to or made available to Parent or Merger Sub or their respective representatives or affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

The following representations and warranties by Parent and Merger Sub to the Company are qualified by the Parent Disclosure Schedule, which sets forth certain disclosures concerning Parent and Merger Sub (the “Parent Disclosure Schedule”).  Except as disclosed in the Parent Disclosure Schedule, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

4.1 Due Organization and Good Standing.  Each of Parent and Merger Sub is a corporation or limited liability company, as applicable, duly organized or incorporated, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation, as applicable, and has all requisite corporate or limited liability, as applicable, power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  Each of Parent and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect.  Parent has heretofore made available to Company accurate and complete copies of Parent’s Seventh Amended and Restated Memorandum and Articles of Association (the “Charter”) and bylaws (collectively, the “Parent Organizational Documents”) and the equivalent organizational documents of Merger Sub (the “Merger Sub Organizational Documents”), each as currently in effect.  Neither Parent nor Merger Sub is in violation of any provision of the Parent Organizational Documents or the Merger Sub Organizational Documents, as applicable.

4.2 Capitalization of Parent.

(a) The authorized share capital of Parent consists of an unlimited number of Ordinary Shares, no par value, 1,000,000 Class A Preferred Shares, no par value, 1,000,000 Class B preferred shares, no par value, 1,000,000 Class C preferred shares, no par value, 1,000,000 Class D preferred shares, no par value, and 1,000,000 Class E preferred shares, no par value.  As of the date hereof, (i) 2,869,375 Ordinary Shares, (ii) 4,295,500 warrants to purchase 4,295,500 Ordinary Shares (the “Warrants”), and (iii) no preferred shares are issued and outstanding.  As of the date hereof, options to purchase 88,000 units (the “Units”) (each consisting of one Ordinary Share and one warrant to purchase one Ordinary Share, for a total of 88,000 Ordinary Shares and warrants to purchase 88,000 Ordinary Shares), issued to Rodman & Renshaw, representative of the underwriters (the “Underwriter”) of the Parent’s initial public offering consummated on December 15, 2010 (the “IPO”), are issued and outstanding (collectively, the “Option Securities”).  There are 573,875 Ordinary Shares and 2,000,000 Warrants held of record by Parent’s founder and sponsor, FWAC Holdings.  Additionally, there are 50,000 Ordinary Shares and 50,000 Warrants held by Mr. Gilbert H. Lamphere, Parent’s Chairman of the Board.  All outstanding Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the British Virgin Islands Companies Act”, the Parent Organizational Documents or any contract to which Parent is a party.  None of the outstanding securities of the Parent has been issued in violation of any foreign, federal or state securities Laws.

(b) All of the Warrants issued and outstanding have a cashless exercise feature, subject to certain provisions, and each of the Warrants has an exercise price of $11.00.  Upon exercise of any of the Warrants, the cash paid for the exercise price will be paid directly to the Parent.  By way of example, if 4,295,500 Warrants are exercised after the Closing, the Parent will receive aggregate proceeds from such exercise in the amount of $47,250,500.  The options to purchase 88,000 Units have an exercise price of $12.50 per Unit, while each warrant which underlies the Unit has an exercise price of $11.00.

(c) Except for the Warrants and Option Securities, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights, or (iii) subscriptions or other rights, agreements, arrangements, contracts or commitments of any character, relating to the issued or unissued Ordinary Shares or obligating Parent or Merger Sub to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or Ordinary Shares or securities convertible into or exchangeable for such shares, or obligating the Parent or Merger Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such Ordinary Shares.  Other than the Tender Offer, there are no outstanding obligations of Parent or Merger Sub to repurchase, redeem or otherwise acquire any Ordinary Shares of Parent or any common stock or other equity interest of Merger Sub or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any entity.

(d) There are no shareholders or members agreements, voting trusts or other agreements or understandings to which Parent or Merger Sub is a party with respect to the voting of any equity interest or the capital stock or equity interests of Parent or any Merger Sub other than as listed in Section 4.2(d) of Parent Disclosure Schedule.

(e) No Indebtedness of the Parent or Merger Sub contains any restriction upon:  (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Parent or Merger Sub or (iii) the ability of Parent or Merger Sub to grant any Encumbrance on its properties or assets.

(f) Since the date of Parent’s formation, and except as contemplated by this Agreement, Parent has not declared or paid any distribution or dividend in respect of the Ordinary Shares and has not repurchased, redeemed or otherwise acquired any Ordinary Shares, and Parent’s Board has not authorized any of the foregoing.

4.3 Merger Sub.

(a) Each of the outstanding membership interests (the “Membership Interests”), of Merger Sub is owned by Parent, free and clear of all Encumbrances and is not subject to or issued in violation of any provision of the Act, the Merger Sub Organizational Documents or any contract to which Merger Sub is a party.  There are no other outstanding securities or equity interests of Merger Sub other than the Membership Interests.  None of the Membership Interests of Merger Sub has been issued in violation of any foreign, federal or state securities Laws.

(b) Except for 100% of the Membership Interests, Parent does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person and Merger Sub does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

(c) There are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights, or (iii) subscriptions or other rights, agreements, arrangements, contracts or commitments of any character, relating to the issued or unissued equity securities of Merger Sub to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or equity securities or securities convertible into or exchangeable for such shares, or obligating the Parent or Merger Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such equity securities.  There are no outstanding obligations of Merger Sub to repurchase, redeem or otherwise acquire any common stock or other equity interest or membership interest of Merger Sub or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any entity.

(d) Since the date of Merger Subs’ formation, Merger Sub has not declared or paid any distribution or dividend in respect of its equity securities and has not repurchased, redeemed or otherwise acquired any of its equity securities, and neither Merger Sub’s board of managers or sole member has authorized any of the foregoing.

(e) Since the date of its formation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, and the performance of its obligations hereunder.  Merger Sub was incorporated solely for the consummation of the transactions contemplated hereby.

4.4 Authorization; Binding Agreement.  Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger: (i) have been duly and validly authorized by the Board of Directors of Parent and the sole member and board of managers of Merger Sub, and (ii) no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby and thereby (including the Merger).  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming the due authorization, execution and delivery hereof by the Company) constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.5 Governmental Approvals.

(a) No Consent of or with any Governmental Authority on the part of Parent or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) other than (i) such filings as are contemplated by this Agreement and pursuant to the Merger, (ii) such filings as may be required by the Securities Act and Exchange Act or any foreign or state securities regulations, (iii) pursuant to Antitrust Laws, and (iv) those Consents that, if they were not obtained or made, would not reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance by Parent or Merger Sub of this Agreement and the transactions contemplated hereby, and the consummation of the Merger, do not and will not require any material registration with, Consent or approval of, or notice to or other action to, with or by, any Governmental Authority.

4.6 No Violations.  The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby, and compliance by Parent and Merger Sub with any of the provisions hereof, will not (i) conflict with or violate any provision of the certificate of incorporation or bylaws or other governing instruments of Parent or Merger Sub, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, amendment or acceleration) under, any Parent Material Contract to which Parent or Merger Sub is a party or by which its assets are bound, (iii) result (immediately or with the passage of time or otherwise) in the creation or imposition of any Encumbrance upon any of the properties, rights or assets of Parent or Merger Sub or (iv) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent having been satisfied, conflict with, contravene or violate in any respect any Law to which Parent or Merger Sub or any of their respective assets or properties is subject, except, in the case of clauses (ii), (iii) and (iv) above, for any deviations from the foregoing that would not reasonably be expected to have a Material Adverse Effect.  There exists no fact or circumstances, to the knowledge of Parent or Merger Sub, which would reasonably be expected to impact on the Parent or Merger Sub’s ability to obtain any of the Consents set forth on Section 4.5 of the Parent Disclosure Schedule, including any such Consents which must be obtained following the Effective Time.

4.7 SEC Filings and Parent Financial Statements.

(a) Parent, since its formation, has filed all forms, reports, schedules, statements, registrations statements, prospectuses and other documents required to be filed or furnished by the Parent with the SEC under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement.  Section 4.7 of the Parent Disclosure Schedule lists and, except to the extent available in full without redaction on the SEC’s web site through EDGAR for at least two (2) days prior to the date of this Agreement, Parent has delivered to the Company copies in the form filed with the SEC of all of the following:  (i) Parent’s Annual Reports on Form 20-F for each fiscal year of Parent beginning with the first year Parent was required to file such a form, (ii) Parent’s Current Reports on Form 6-K for each fiscal quarter that Parent filed Current Reports on Form 6-K to disclose its quarterly financial results in each of the fiscal years of Parent referred to in clause (i) above, and (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 4.7) filed by Parent with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “Parent SEC Reports”) and (vi) all certifications and statements required by (w) Rules 13a-14 or 15d-14 under the Exchange Act, and (x) 18 U.S.C. §1350 (Section 906) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to any report referred to in clause (i) above (collectively, the “Certifications”).  The Parent SEC Reports (y) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (z) did not, as of their respective effective dates (in the case of Parent SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other Parent SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The Certifications are each true and correct.  Parent has established and maintains disclosure controls and procedures required by Rules 13a-15(e) or 15d-15(e) under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Parent and Merger Sub is made known on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents.  Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the Parent Board (x) all significant deficiencies in the design or operation of internal controls that could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.  Since June 25, 2010, Parent’s Board of Directors has not received any material complaint, allegation, assertion or claim, whether written or oral, regarding the financial accounting or auditing methods, principles or practices of Parent.  As used in this Section 4.7, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Reports (the “Parent Financials”) fairly present in all material respects the consolidated financial position and the results of operations, changes in shareholders’ equity, and cash flows of Parent and Merger Sub as at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).  No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.  Section 4.7 of the Parent Disclosure Schedule contains a description of all non-audit services performed by the Parent’s auditors for Parent and Merger Sub since the date of such entity’s formation and the fees paid for such services; further, all such non-audit services were approved by the Board of Directors of Parent.  Neither Parent nor Merger Sub has any off-balance sheet arrangements.  The Parent Financials, to the extent required for inclusion in the filings with the SEC and mailings or other distributions to the Parent’s shareholders as they relate to the Tender Offer, will comply in all material respects with the Exchange Act, Regulation S-X , Regulation S-K and the published general rules and regulations of the SEC.

(c) Neither Parent nor Merger Sub has received any complaint, allegation, assertion or claim, whether or not in writing, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or Merger Sub or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Parent or Merger Sub has engaged in questionable accounting or auditing practices.  Neither Parent or Merger Sub has received written notice from any Governmental Authority or any Person of any material violation of securities laws by Parent or Merger Sub or any of their officers, managers, directors or employees.

(d) To the knowledge of Parent, as of the date hereof, there are no: (i) SEC inquiries or investigations pending or threatened or (ii) other governmental inquiries or investigations or internal investigations pending or threatened, in each case, regarding any accounting practices of Parent, except, in the case of clause (ii), such inquiries or investigations that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Parent.

(e) Merger Sub has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(f) To the extent complete and correct copies are not available on the SEC’s website, Parent has made available to Bimini and the Company copies of all comment letters received by Parent from the SEC since June 25, 2010 through the date hereof and relating to the Parent SEC Filings, together with all written responses of Parent thereto.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Filings.  Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the OTC Bulletin Board.

4.8 Absence of Undisclosed Liabilities.  Except as and to the extent reflected or reserved against in the Parent Financials, neither the Parent nor Merger Sub has incurred any liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in the Parent Financials, other than liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since June 25, 2010 (date of inception) in the ordinary course of business.

4.9 Compliance with Laws.  Parent and Merger Sub are each in compliance with all Laws applicable to them and the conduct of their respective businesses as currently conducted and as proposed to be conducted following consummation of the Merger.  Neither the Parent nor Merger Sub is in conflict with, or in default or violation of, nor since June 25, 2010 (date of inception) have either of them received any notice of any conflict with, or default or violation of, (A) any applicable Law by which Parent or Merger Sub or any their respective property or assets is bound or affected, or (B) any Parent Material Contract to which the Parent or Merger Sub is a party or by which the Parent or Merger Sub or any property, asset or right of the Parent or Merger Sub is bound or affected, except, in each case, for any such conflicts, defaults or violations that would not reasonably be expected to be material to the Parent or Merger Sub.  Notwithstanding the generality of the foregoing, (x) since June 25, 2010 (date of inception), the Parent and Merger Sub have given or made all required notices, submissions, reports or other filings under applicable Laws and (y) all contracts, agreements, arrangements and transactions in effect between the Parent, Merger Sub and any affiliate are in compliance in all material respects with the requirements of all applicable Laws.  There is no pending or, to the knowledge of Parent, threatened proceeding or investigation to which Parent or Merger Sub is subject before any Governmental Authority regarding whether Parent or Merger Sub has violated in any material respect any applicable Laws.  Neither Parent nor Merger Sub has received notice since June 25, 2010 (date of inception) of any material violation of, or noncompliance with, any Law applicable to Parent or Merger Sub or directing Parent or Merger Sub to take any remedial action with respect to such applicable Law or otherwise, and no material deficiencies of Parent or Merger Sub have been asserted by any Governmental Authority with respect to possible violations of any applicable Laws.  Since June 25, 2010 (date of inception), Parent and Merger Sub have timely filed all material reports, statements, documents, registrations, filings or submissions required to be filed with any regulatory or Governmental Authority, and all such reports, registrations, filings and submissions are in compliance (and complied at the relevant time) with applicable Law and no material deficiencies have been asserted by any such Governmental Authority with respect to any reports, statements, documents, registrations, filings or submissions required to be filed with respect to Parent or Merger Sub with any Governmental Authority that have not been remedied.

4.10 Regulatory Agreements; Permits; Qualifications.

(a) There are no (1) written agreements, consent agreements, memoranda of understanding, commitment letters, cease and desist orders, or similar undertakings to which the Parent or Merger Sub is a party, on the one hand, and any Governmental Authority is a party or addressee, on the other hand, (2) Orders or directives of or supervisory letters from a Governmental Authority specifically with respect to the Parent or Merger Sub or any property or asset owned by such party, or (3) resolutions or policies or procedures adopted by the Parent or Merger Sub at the request of a Governmental Authority, that (A) limit in any material respect the ability of the Parent or Merger Sub to conduct its business as currently being conducted, (B) in any manner impose any requirements on Parent or Merger Sub in respect of the provision of their respective products, services and/or business that materially add to or otherwise materially modify in any respect the requirements imposed under applicable Laws, (C) require the Parent or Merger Sub or any of their divisions to make capital contributions or make loans to another division or affiliate of either Parent or Merger Sub, or (D) in any manner relate to the ability of Parent or Merger Sub to pay dividends or otherwise materially restrict the conduct of business of the Parent or Merger Sub in any respect.

(b) Parent and Merger Sub hold all permits, licenses, franchises, grants, authorizations, consents, exceptions, variances, exemptions, orders and other governmental authorizations, certificates, consents and approvals necessary to lawfully conduct their businesses as presently conducted and contemplated to be conducted, and to own, lease and operate their assets and properties (collectively, the “Parent Permits”), all of which are in full force and effect, and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, except where the failure of any Parent Permits to have been in full force and effect, or the suspension or cancellation of any of the Parent Permits, would not reasonably be expected to have a Material Adverse Effect.  Section 4.10(b) of the Parent Disclosure Schedule sets forth each Parent Permit.  The Parent and Merger Sub are not in violation in any material respect of the terms of any Parent Permit.

(c) No investigation, review or market conduct examination by any Governmental Authority with respect to the Parent or Merger Sub, or any affiliate thereof, is pending or, to the knowledge of Parent, threatened, nor does the Parent have knowledge of any Governmental Authority’s intention to conduct any such investigation or review.

4.11 Absence of Certain Changes.

(a) Except as set forth in Section 4.11(a) of the Parent Disclosure Schedule or as consented to in writing by Company (and excluding the Merger and the other transactions contemplated hereby), since their respective dates of incorporation, Parent and Merger Sub have conducted their respective businesses in the ordinary course of business consistent with past practice and there has not occurred any action that would constitute a breach of Section 5.6 if such action were to occur or be taken after the date of this Agreement.

(b) Except as contemplated by this Agreement or set forth clearly and definitively in the Parent SEC Reports, since their respective dates of incorporation or organization, there has not been any fact, change, effect, occurrence, event, development or state of circumstances that has had or would reasonably be expected to have a Material Adverse Effect.  Neither Parent nor Merger Sub has any off balance sheet arrangements.

4.12 Taxes and Returns.

(a) Parent has or will have timely filed, or caused to be timely filed, all material federal, state, local and foreign Tax returns and reports required to be filed by it (taking into account all available extensions) (collectively, “Tax Returns”) or required to be filed by it or Merger Sub (taking into account all available extensions), which such Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Parent Financials have been established in accordance with GAAP.  Section 4.12 of the Parent Disclosure Schedule sets forth each jurisdiction where the Parent or Merger Sub files or is required to file a Tax Return.  There are no claims, assessments, audits, examinations, investigations or other proceedings pending against the Parent or Merger Sub in respect of any Tax, and neither the Parent nor Merger Sub has been notified in writing of any proposed Tax claims or assessments against the Parent or Merger Sub (other than, in each case, claims or assessments for which adequate reserves in the Parent Financials have been established in accordance with GAAP or are immaterial in amount).  There are no material Encumbrances with respect to any Taxes upon any of the Parent’s or Merger Sub’s assets, other than (i) Taxes, the payment of which is not yet due, or (ii) Taxes or charges being contested in good faith by appropriate proceedings and for which adequate reserves in the Parent Financials have been established in accordance with GAAP.  Neither the Parent nor Merger Sub has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes.  There are no outstanding requests by the Parent or Merger Sub for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.  Since the formation of Parent on June 25, 2010, (i) neither Parent nor Merger Sub has engaged in a trade or business in the United States for U.S. federal income tax purposes and (ii) Parent has recognized less than $100,000 in taxable income.  Merger Sub is, and has since its inception been, treated as a disregarded entity of Parent for U.S. federal income tax purposes.

(b) Neither the Parent nor Merger Sub has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Parent is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (i) within the two-year period ending on the date hereof or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(c) Neither the Parent nor Merger Sub is or has (i) ever been at any time within the five-year period ending on the date hereof a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code and (ii) ever been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Parent is or was the common parent corporation.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, neither Parent nor Merger Sub has made any change in accounting method or received a ruling from, or signed an agreement with, any taxing authority.

(e) The Parent is not a party to any contract, agreement, plan or arrangement that, individually or collectively, could reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code.

(f) Neither the Parent nor Merger Sub participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4.

(g) Neither the Parent nor Merger Sub has taken any action that would reasonably be expected to give rise to (i) a “deferred intercompany transaction” within the meaning of Treasury Regulation Section 1.1502-13 or an “excess loss account” within the meaning of Treasury Regulation Section 1.1502-19, or (ii) the recognition of a deferred intercompany transaction.

(h) Since the date of formation of Parent on June 25, 2010, neither the Parent nor Merger Sub have (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund, or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax liability or refund.

(i) The Parent’s taxable year ends on June 30 and accounting year ends on December 31.

4.13 Restrictions on Business Activities.  There is no agreement or Order binding upon the Parent or Merger Sub which has or could reasonably be expected to have the effect of prohibiting, preventing, restricting or impairing in any respect any business practice of the Parent or Merger Sub as their businesses are currently conducted, any acquisition of property by the Parent or Merger Sub, the conduct of business by the Parent or Merger Sub as currently conducted, or restricting in any material respect the ability of the Parent or Merger Sub from engaging in business as currently conducted by each of them or from competing with other parties.

4.14 Employee Benefit Plans.  Parent does not maintain, and has no liability under, any Benefit Plan, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Parent, or (ii) result in the acceleration of the time of payment or vesting of any such benefits.

4.15 Employee Matters.  Parent currently has one employee, Mr. Vivek Selot, who serves as Director of Business Development.  To date, Mr. Selot has not received any compensation for his role as Director of Business Development and is not owed any compensation in any capacity.  Mr. Selot has no arrangement or agreement with the Parent that would obligate the Parent to provide him with compensation of any kind resulting from the termination of his employment for any reason. No officer of Parent has received any compensation in his or her capacity as an officer of Parent. Merger Sub does not have any employees.

4.16 Material Contracts.

(a) Except as set forth on Section 4.16(a) of the Parent Disclosure Schedule, there are no contracts, agreements, leases, mortgages, indentures, notes, bonds, liens, licenses, permits, franchises, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which Parent or Merger Sub is a party or by or to which any of the properties or assets of Parent or Merger Sub may be bound, subject or affected, which either (i) creates or imposes a liability greater than $50,000, or (ii) may not be cancelled by Parent or Merger Sub on less than 60 days’ prior notice without payment of a penalty or termination fee (the “Parent Material Contracts”).  All Parent Material Contracts have been made available to the Company other than those that are exhibits to the Parent SEC Reports (only to the extent such exhibits are on EDGAR).

(b) With respect to each Parent Material Contract:  (i) the Parent Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Parent Material Contract is legal, valid, binding and enforceable in all material respects against the Parent or the Merger Sub and, to the Parent’s knowledge, the other party thereto, and in full force and effect (except as such enforcement may be limited by the Enforceability Exceptions); (iii) neither Parent nor Merger Sub is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by Parent or Merger Sub, or permit termination or acceleration by the other party, under the Parent Material Contract; and (iv) to the Parent’s knowledge, no other party to the Parent Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by Parent or Merger Sub, under any Parent Material Contract.

4.17 Litigation.  There is no Action pending before any arbitrator, agency, court or tribunal, foreign or domestic, or, to the knowledge of Parent, threatened against Parent, Merger Sub, any of their respective subsidiaries or any of their respective properties, rights or assets or, any of their respective officers, directors, partners, managers or members (in their capacities as such).  There is no Order against Parent, Merger Sub, any of their respective subsidiaries or any of their respective properties, rights or assets or any of their respective officers, directors, partners, managers or members (in their capacities as such).  There is no material Action that Parent or Merger Sub has pending against other parties.  Parent and Merger Sub are in compliance with all Orders unless failure to do so would be reasonably expected to have a Material Adverse Effect.

4.18 Transactions with Affiliates.  Section 4.18 of the Parent Disclosure Schedule sets forth a true, correct and complete list of the contracts or arrangements that are in existence as of the date of this Agreement under which there are any existing or future liabilities or obligations between Parent or Merger Sub, on the one hand, and, on the other hand, any (i) present or former director, officer, employee or affiliate of either Parent or Merger Sub, or any family member of any of the foregoing, or (ii) record or beneficial owner of more than 5% of the Parent’s outstanding Ordinary Shares as of the date hereof (each, a “Parent Affiliate Transaction”).

4.19 Investment Company Act.  Parent is not an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.20 Books and Records.  All of the books and records of the Parent and Merger Sub are complete and accurate in all material respects and have been maintained in the ordinary course and in accordance with applicable Laws and standard industry practices with regard to the maintenance of such books and records.  The records, systems, controls, data and information of Parent and Merger Sub are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Parent or its accountants (including all means of access thereto and therefrom).

4.21 Finders and Investment Bankers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub.

4.22 Information Supplied.  None of the information supplied or to be supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference in (a) any Report on Form 6-K or any other report, form, registration, or other filing made with any Governmental Authority with respect to the transactions contemplated hereby or (b) the mailings or other distributions to Parent’s shareholders, including the Offer Documents, or any amendment thereto, will, when filed, mailed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based solely on information supplied by the Company in writing for inclusion or incorporation by reference in the Offer Documents.  None of the information supplied or to be supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference in any of the Ancillary Public Disclosures shall, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied by the Company.

4.23 Trust Fund.

(a) Parent has, and since January 25, 2011, Parent has had, at least $23,374,786 (the “Minimum Trust Amount”) in a trust fund established by Parent for the benefit of its public shareholders (the “Trust Fund”), invested in U.S. government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act in a trust account at JP Morgan Chase Bank, N.A. (the “Trust Account”), held in trust by Continental Stock Transfer & Trust Company (the “Trustee“) pursuant to the Investment Management Trust Account Agreement, dated as of December 9, 2010, between Parent and Trustee (the “Trust Agreement”).  Upon consummation of the Merger and notice thereof to the Trustee and disbursement from the Trust Account by the Trustee, the Trust Account will terminate and the Trustee shall thereupon be obligated to release as promptly as practicable to Parent the Trust Fund held in the Trust Account in accordance with this Agreement; provided, however, that, in each case subject to Section 8.4, the liabilities and obligations of Parent and Merger Sub due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (i) to shareholders of Parent holding Ordinary Shares in the IPO who shall have properly tendered and not validly withdrawn their Ordinary Shares in the Tender Offer pursuant to Parent’s Charter and which Ordinary Shares have been accepted for payment by the Parent, (ii) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under any Antitrust Laws, (iii) to third parties (e.g., professionals, advisors, printers, etc.) who have rendered services to Parent and/or any subsidiary of Parent or, in accordance with Section 8.4, the Company in connection with efforts to effect the Merger; provided, further, that, after payment of all the aforementioned liabilities and obligations from the Minimum Trust Amount as described herein, the remaining monies in the Trust Fund shall, as a result of the Merger, become an asset of Parent at and after the Effective Time.

(b) As of the Effective Time, those obligations of Parent to dissolve or liquidate within a specified time period as contained in the Charter will terminate, and effective as of the Effective Time, Parent shall have no obligation whatsoever to dissolve and liquidate the assets of Parent by reason of the consummation of the Merger, and following the Effective Time no Parent shareholder shall be entitled to receive any amount from the Trust Account except, with respect to the Trust Account, only, to the extent such shareholder properly exercised his right to redeem such shareholder’s Ordinary Shares for cash pursuant to the Tender Offer and the Charter.

4.24 Intellectual Property.  Parent and Merger Sub do not own, license or otherwise have any right, title or interest in any Intellectual Property.

4.25 Real Property.  Neither Parent nor Merger Sub owns or leases any real or personal property.

4.26 Environmental Matters.  Except for such matters that are not reasonably expected to have a Material Adverse Effect, Parent and Merger Sub:  (i) have, to the knowledge of Parent, complied with all applicable Environmental Laws; (ii) have not received any notice, demand, letter, claim or request for information alleging that Parent or Merger Sub may be in violation of or liable under any Environmental Law; and (iii) are not subject to any Order or other arrangement with any Governmental Authority or subject to any indemnity or other agreement with any third party relating to Liability under any Environmental Law.

4.27 Insurance.  Set forth on Section 4.27 of the Parent Disclosure Schedule is a complete list of all liability insurance coverage maintained by Parent and Merger Sub which coverage is in full force and effect.

4.28 Bankruptcy.  Neither Parent nor Merger Sub has:  (i) commenced a voluntary case, or had entered against it a petition, for relief under the federal bankruptcy code or any similar petition, order or decree under any federal or state law or statute relative to bankruptcy, insolvency or other relief for debtors; (ii) caused, suffered or consented to the appointment of a receiver, trustee, administrator, conservator, liquidator or similar official in any federal, state or foreign judicial or non judicial proceedings, to hold, administer and/or liquidate all or substantially all of its property; or (iii) made an assignment for the benefit of creditors.

4.29 OTC Bulletin Board Quotation.  The Ordinary Shares, Units and the Warrants are quoted on the Over-the-Counter Bulletin Board.  There is no Action pending, or to the Parent’s knowledge, threatened against Parent by the Over-the-Counter Bulletin Board or FINRA with respect to any intention by such entities to prohibit or terminate the quotation of the Ordinary Shares.

4.30 Registration of the Ordinary Shares and the Warrants.  The Ordinary Shares, Units and the Warrants are registered pursuant to Section 12(g) of the Exchange Act, and Parent has taken no action designed to, or which is likely to have the effect of, terminating the registration of the Ordinary Shares, Units and the Warrants under the Exchange Act nor has Parent received any notification that the SEC is contemplating terminating such registration.  Parent is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such registration requirements.

4.31 No Additional Representations.  The Company acknowledges that neither Parent, Merger Sub or their respective officers, managers, directors, members or shareholders, nor any Person has made any representation or warranty, express or implied, of any kind, including without limitation any representation or warranty as to the accuracy or completeness of any information regarding Parent or Merger Sub furnished or made available to the Company and any of their representatives, in each case except as expressly set forth in this Article IV.  Without limiting the foregoing, Parent and Merger Sub make no representation or warranty to the Company with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, future expenses or future expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Parent or the future business, future operations or future affairs of Parent heretofore or hereafter delivered to or made available to the Company or their respective representatives or affiliates.

4.32 Board Approval; Tender Offer.  The Board of Directors of Parent has, as of the date of this Agreement, unanimously (i) declared the advisability of the Merger and approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is in the best interests of the shareholders of Parent, and (iii) determined that the Merger constitutes a “Business Transaction” as such term is defined in the Parent’s Charter.  Assuming no more than 825,000 Ordinary Shares (excluding shares owned by FWAC Holdings) shall have been validly tendered and not validly withdrawn in the Tender Offer in accordance with Section 6.5(a), no other action on the part of Parent’s shareholders is required to consummate the Merger and upon consummation of the Merger, Articles 11.2.2 and 24.1 through 24.7 of Parent’s Charter shall no longer be applicable.

ARTICLE V

COVENANTS

5.1 Conduct of Business of the Company.

(a) Unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld), during the period from the date of this Agreement to the Effective Time, except as expressly contemplated by this Agreement or as set forth on Section 5.1 of the Company Disclosure Schedule:  (i) the Company shall conduct its business, in all material respects, in the ordinary course of business consistent with past practice and (ii) the Company shall use commercially reasonable efforts consistent with the foregoing to preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, key employees and consultants, to maintain, in all material respects, existing relationships with all Persons with whom it does significant business, and to preserve the possession, control and condition of its assets.

(b) Without limiting the generality of the foregoing clause (a), except as set forth on Section 5.1 of the Company Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, other than as contemplated hereby and in this Agreement, the Company will not (except as specifically contemplated by the terms of this Agreement), without the prior written consent of Parent (such consent not to be unreasonably withheld) except in the ordinary course of business, consistent with past practices:

(i) amend, waive or otherwise change, in any respect, its Certificate, bylaws, or other organizational documents or enter into any stockholder, partnership or other agreement;

(ii) authorize for redemption or issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any Equity Interest, any shares of capital stock or other securities or other equity interests or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell Equity Interests, any shares of capital stock or other securities or other equity interests, including any securities convertible into or exchangeable for Equity Interests;

(iii) split, combine, recapitalize or reclassify any of its Equity Interests or issue any other securities in respect thereof, or declare, pay or set aside any distribution or other dividend (whether in cash, equity or property or any combination thereof) in respect of its Equity Interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its Equity Interests;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any Person, other than in the ordinary course of business consistent with past practice;

(v) increase the wages, salaries or compensation of any of its current or former consultants, officers, managers, directors or employees by more than five percent (5%), or increase other benefits of any of the foregoing individuals, or enter into, establish, amend or terminate any Company Benefit Plan or any other employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity or equity-related, pension, retirement, consulting, vacation, severance, separation, termination, deferred compensation, fringe, perquisite or other compensation or benefit plan, policy, program, agreement, trust, fund or other arrangement with, for or in respect of any current or former consultant, officer, manager, director or employee, in each case other than in the ordinary course of business consistent with past practice (but in no event to exceed $100,000 per year) or other than as required by applicable Law or pursuant to the terms of any Company Benefit Plan or Company Material Contract in effect on the date of this Agreement;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or GAAP;

(vii) other than in the ordinary course of business consistent with past practice (but in no event in an amount in excess of $100,000 per year), transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any of the Company Intellectual Property or Licensed Intellectual Property, other than nonexclusive licenses, or disclose to any Person who has not entered into a confidentiality agreement any material trade secrets;

(viii) other than in the ordinary course of business consistent with past practice, terminate or waive or assign any material right under any Company Material Contract or enter into any contract (A) involving amounts potentially exceeding $100,000 per year, (B) that would be a Company Material Contract or (C) with a term longer than one year that cannot be terminated without payment of a material penalty and upon notice of 60 days or less (in the event any such contract is entered into, Company will, within seven (7) days of execution of same, provide a fully executed copy thereof to Parent);

(ix) establish any subsidiary or enter into any new line of business;

(x) make aggregate capital expenditures in excess of $100,000;

(xi) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(xii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the Company in an amount and scope of coverage as are currently in effect;

(xiii) other than as required to be in compliance with SEC rules and regulations or with GAAP, or as approved by the Company’s outside auditors, revalue any of its material assets or make any change in accounting methods, principles or practices;

(xiv) waive, release, assign, settle or compromise any Action (including any third-party Action relating to this Agreement or the transactions contemplated hereby, including the Merger), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company) not in excess of $100,000 individually or in the aggregate, or otherwise pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business consistent with past practice, unless such amount has been reserved in the Company Financial Statements;

(xv) close or materially reduce the Company’s activities, or effect any layoff or other Company-initiated personnel reduction or change, at any of the Company’s facilities other than in the ordinary course of business;

(xvi) acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, other than in the ordinary course of business consistent with past practice (but in no event in an amount in excess of $100,000);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) voluntarily incur any material liability or obligation (whether absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, other than in the ordinary course of business consistent with past practice (but in no event in an amount in excess of $100,000);

(xx) enter into any agreement, understanding or arrangement with respect to the voting of the Equity Interests;

(xxi) take any action that would reasonably be expected to delay or impair the obtaining of any Consent of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) enter into any material contract or otherwise take any material action with respect to (A) any real estate transaction or (B) the opening or construction of any additional facilities or locations;

(xxiii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Company Affiliate Transaction, other than those contracts identified on Section 2.14 of the Company Disclosure Schedules which are identified as “to be terminated as of the Effective Time” therein; or

(xxiv) authorize or agree orally or in writing to do any of the foregoing actions.

5.2 Access and Information; Confidentiality.

(a) Between the date of this Agreement and the Effective Time, Parent, Merger Sub, Bimini and the Company shall give, and shall direct its accountants and legal counsel to give, Parent, Merger Sub, Bimini, the Company or their its Representatives, at reasonable times and upon reasonable intervals and notice, access to all offices and other facilities and to all employees, properties, contracts, agreements, commitments, books and records of or pertaining to such party and its subsidiaries (including Tax Returns, internal work papers, client files, client contracts and director service agreements) and such financial and operating data and other information, all of the foregoing as the requesting party or its Representatives may reasonably request regarding such party’s business, assets, liabilities, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, in the form such financial statements have been delivered to the other party prior to the date hereof) and instruct such party’s Representatives to cooperate with the requesting party in its investigation (including by reading available independent public accountant’s work papers) and to provide a copy of each material report, schedule and other document filed or received pursuant to the requirements of applicable securities Laws; provided that the requesting party shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the party providing such information.

(b) All information obtained by the Company, on the one hand, and Parent or Merger Sub, on the other hand, pursuant to this Agreement shall be kept confidential in accordance with and subject to the Mutual Non-Disclosure Agreement, dated as of June 24, 2012, between Parent and the Company (the “Confidentiality Agreement”).

5.3 No Solicitation.

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(a) For purposes of this Agreement, “Acquisition Proposal” means (other than the Merger) any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group, at any time relating to a merger, reorganization, recapitalization, consolidation, asset sale, share exchange, business combination or similar transaction, including any single or multi-step transaction or series of related transactions involving the Company, Parent or Merger Sub on the one hand and any third party on the other hand or acquisition or purchase of assets of or by the Company, Parent or Merger Sub representing 50% or more of such Person’s assets or business.  Without limiting the foregoing, the term Acquisition Proposal includes any inquiry, proposal or offer by Parent, Merger Sub, or the Company or any indication of interest in making an offer or proposal by Parent, Merger Sub, or the Company to any third-party at any time relating to a merger, reorganization, recapitalization, consolidation, asset sale, share exchange, business combination or similar transaction, including any single or multi-step transaction or series of related transactions with Parent, Merger Sub, the Company or any of their respective affiliates.

(b) In order to induce the Company and the Parent to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, from the date hereof until September 9, 2012 (provided, however, such date shall be extended through December 9, 2012 in the event Parent is able to obtain shareholder approval to extend the corporate existence of the Parent), neither the Company nor the Parent or Merger Sub shall (unless otherwise required by applicable Law), directly or indirectly, and shall not, directly or indirectly, authorize or permit any officer, manager, director, employee, accountant, consultant, legal counsel, financial advisor, agent or other representative of such Person (collectively, the “Representatives”) to:  (i) solicit, encourage, assist, initiate or facilitate the making, submission or announcement of any Acquisition Proposal, (ii) furnish any non-public information regarding the Company, the Parent, Merger Sub or the Merger to any Person or group (other than a Party to this Agreement or their Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage, participate in or continue discussions or negotiations with any Person or group with respect to, or which could reasonably be expected to lead to, an Acquisition Proposal, (iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the Company or Parent, the approval of this Agreement or the Merger or the recommendation by the Board of Directors of the Company or Parent that its respective shareholders adopt this Agreement, (v) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (vi) discuss, negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, (vii) release any third party from, or waive any provision of, any confidentiality agreement to which the Company or Parent or Merger Sub is a party (except as may be permitted pursuant to the Confidentiality Agreement); or (viii) recommend, entice or encourage any holder of the Parent Ordinary Shares to tender any of such shares during the Tender Offer.  Without limiting the foregoing, each Party agrees it shall be responsible for the actions of its Representatives that would constitute a violation of the restrictions set forth in this Section 5.3 if done by such Party.  Each Party shall promptly inform its Representatives of the obligations undertaken in this Section 5.3.

(c) Each Party shall notify the other Parties hereto promptly (and in any event within 48 hours) orally and in writing of the receipt by such Party or any of its Representatives of:  (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal and (ii) any request for non-public information relating to such Party, specifying in each case the material terms and conditions thereof (including a copy thereof if in writing) and the identity of the party making such inquiry, proposal, offer or request for information.  Each Party shall keep the other Parties hereto promptly informed of the status of any such inquiries, proposals, offers or requests for information.  From and after the date of this Agreement, each Party shall immediately cease and cause to be terminated any solicitations, discussions or negotiations with any parties with respect to any Acquisition Proposal and shall direct, and use its commercially reasonable efforts to cause, its Representatives to cease and terminate any such solicitations, discussions or negotiations.

(d) Nothing in this Section 5.3 shall be deemed to prohibit either Party from complying with Rule 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal if, in the good faith judgment of the board of directors of a Party receiving an Acquisition Proposal, after receiving advice from its outside legal counsel, failing to take such action would be inconsistent with its disclosure obligations under applicable Law.  In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by such Party that merely describes the receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, any statement to the effect that such Party is discussing or evaluating such Acquisition Proposal, or any “stop, look and listen” communication by such Party’s board of directors pursuant to Rule 14d-9(f) of the Exchange Act or any similar communication to its shareholders, shall not constitute a change of such Party’s board of directors’ recommendation.

(e) Notwithstanding anything to the contrary in this Section 5.3, a Party may furnish information to, and enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer (a “Proposal”) regarding an Acquisition Proposal, if such Party’s board of directors has (i) determined, in its good faith judgment (after having received the advice of a financial advisor of nationally recognized reputation), that such Proposal constitutes a Superior Proposal, or is reasonably likely to result in a Superior Proposal, (ii) determined, in its good faith judgment after consultation with independent legal counsel (who may be such Party’s regularly engaged independent legal counsel), that, in light of such Acquisition Proposal, the furnishing of such information or entering into discussions is required to comply with its fiduciary obligations under applicable Law, (iii) provided written notice to the other Parties hereto of its intent to furnish information or enter into discussions with such person at least three (3) Business Days prior to taking any such action, and (iv) obtained from such person an executed confidentiality agreement on terms no less favorable to such Party than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting such Party from satisfying its obligations under this Agreement).

(f) Except as set forth in this Section 5.3, neither the board of directors of a Party receiving a Superior Proposal (the “Receiving Board”) nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to the other Parties, the recommendation by Receiving Board that its stockholders adopt this Agreement (a “Change in the Recommendation”) or approve or recommend, or cause or permit such Party to enter into any letter of intent, agreement or obligation with respect to, any Acquisition Proposal.  Notwithstanding the foregoing, if the Receiving Board determines, in its good faith judgment and after consultation with independent legal counsel (who may be such Party’s regularly engaged independent legal counsel), that it is required to make a Change in the Recommendation to comply with its fiduciary obligations to its stockholders under applicable Law, the Receiving Board may recommend a Superior Proposal, but only (i) after providing written notice to the other Parties (a “Notice of Superior Proposal”) advising the other Parties that the Receiving Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal and indicating that the Receiving Board intends to effect a Change in the Recommendation and the manner in which it intends (or may intend) to do so, and (ii) if the other Parties do not, within five (5) Business Days of receipt of the Notice of Superior Proposal, make an offer that the Receiving Board determines, in its good faith judgment to be at least as favorable to its stockholders as such Superior Proposal.  Any disclosure that the Receiving Board may be compelled to make with respect to the receipt of a proposal or offer for an Acquisition Proposal or otherwise in order to comply with its fiduciary obligations to its stockholders under applicable Law will not constitute a violation of this Agreement; provided that such disclosure states that no action will be taken by the Receiving Board in violation of this Section 5.3(f).

(g) For the purposes of this Agreement, a “Superior Proposal” means any bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) on terms which the board of directors of the recipient of the Superior Proposal has determined in its good faith judgment are more favorable to the stockholders of such party if consummated in accordance with its terms from a financial point of view than the transactions contemplated by this Agreement, after consultation with its respective legal counsel and financial advisor and after taking into account all legal, financial (including the financing terms of such proposal), regulatory, conditions to consummation, timing and other aspects of such proposal and this Agreement (taking into account any modifications to this Agreement that the other Party proposes to make), and taking into account the identity of the Person making such Acquisition Proposal and the likelihood of consummation of such Acquisition Proposal.

5.4 Takeover Laws.  Notwithstanding any other provision in this Agreement, if any “fair price”, “business combination”, “moratorium”, “control share acquisition” or similar anti-takeover Law (collectively, “Takeover Law”) may become, or may purport to be, applicable to the transactions contemplated by this Agreement, the Company and the members of its Board, or the Parent and the members of its Board of Directors, as applicable, will grant such approvals and take such actions as are necessary so the transactions contemplated by this Agreement may be consummated promptly on the terms and conditions contemplated hereby and otherwise act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

5.5 Shareholder Litigation.  Parent shall give the Company the opportunity to participate in, subject to a customary joint defense agreement, any stockholder litigation against Parent, its managers, directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that no settlement of any such litigation shall be agreed to without Parent’s consent.

5.6 Conduct of Business of Parent and Merger Sub.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld), during the period from the date of this Agreement to the Effective Time, except as specifically contemplated by the terms of this Agreement:  (i) Parent and Merger Sub shall conduct their respective business in, and shall not take any action other than in, the ordinary course of business consistent with past practice, (ii) Parent and Merger Sub shall use commercially reasonable efforts to continue to maintain, in all material respects, their respective assets, properties and rights in accordance with present practice in a condition suitable for their current use, and (iii) Parent and Merger Sub shall use commercially reasonable efforts consistent with the foregoing to conduct the business of Parent and Merger Sub in compliance with applicable Laws in all material respects, including without limitation the timely filing of all reports, forms or other documents with the SEC required to be filed with the SEC by Parent pursuant to the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and to preserve intact the business organization of Parent.

(b) Without limiting the generality of the foregoing clause (a), during the period from the date of this Agreement to the Effective Time, neither Parent nor Merger Sub will (except as specifically contemplated by this Agreement), without the prior written consent of the Company (such consent not to be unreasonably withheld):

(i) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell Ordinary Shares (including upon exercise of any outstanding option, warrant or similar right to acquire such Ordinary Shares), any other shares of capital stock or other securities or equity interests, including any securities convertible into or exchangeable for Ordinary Shares or equity interest of any class and any other equity-based awards or alter in any way its outstanding securities or make any changes in outstanding shares of capital stock or its capitalization, whether by means of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise or agree to register under the Securities Act any capital stock of Parent or Merger Sub;

(ii) declare, pay or set aside any dividend;

(iii) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any Person or subject any of its assets, properties or rights, or any part thereof to any Encumbrances or other limitation or restriction;

(iv) make any change in any Parent Organizational Documents or any Merger Sub Organizational Documents;

(v) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or other ownership interests of Parent or Merger Sub;

(vi) except in the ordinary course of business consistent with past practice, acquire, lease or sublease any material tangible assets, raw material or properties (including real property);

(vii) enter into any Benefit Plan or any employment, severance, or change of control agreement;

(viii) make capital expenditures in excess of $50,000, or commit to make capital expenditures for any period following the Effective Time;

(ix) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or GAAP;

(x) enter into any transaction that could cause Parent, the Company or Merger Sub to be treated as engaged in a trade or business in the United States for U.S. Federal income tax purposes;

(xi) other than in the ordinary course of business consistent with past practice or as contemplated hereunder, or for legal, accounting, fairness opinion and other fees to be incurred in connection with the transactions contemplated hereunder, terminate or waive or assign any material right under any Parent Material Contract or enter into any contract (A) involving amounts potentially exceeding $50,000, (B) that would be a Parent Material Contract or (C) with a term longer than one year that cannot be terminated without payment of a material penalty and upon notice of 60 days or less (in the event any such contract is entered into, Parent will, within seven (7) days of execution of same provide a fully executed copy thereof to Company);

(xii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(xiii) establish any subsidiary (other than as contemplated hereby) or enter into any new line of business;

(xiv) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the Parent and Merger Sub in an amount and scope of coverage as are currently in effect;

(xv) revalue any of its material assets or make any change in accounting methods, principles or practices, except as required by GAAP and approved by the Parent’s outside auditors;

(xvi) waive, release, assign, settle or compromise any Action (including any third-party Action relating to this Agreement or the transactions contemplated hereby, including the Merger), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Parent or Merger Sub) not in excess of $50,000 individually or in the aggregate, or otherwise pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business consistent with past practice, unless such amount has been reserved in the Parent financial statements included in the Parent SEC Reports;

(xvii) acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets;

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xix) voluntarily incur any material liability or obligation (whether absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice;

(xx) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xxi) take any action that would reasonably be expected to delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Parent Affiliate Transaction;

(xxiii) enter into any agreement, understanding or arrangement with respect to the voting of the capital equity of the Merger Sub; or

(xxiv) authorize or agree to do any of the foregoing actions.

(c) Subject to the prior written consent of the Company and notwithstanding anything to the contrary contained in this Agreement, and subject to compliance with applicable Laws, Parent and its affiliates shall be permitted to agree to issue securities, a dividend (in cash, shares or other securities) or other rights following the completion of the Merger to the holders of Ordinary Shares who do not tender their Ordinary Shares in the Tender Offer.

5.7 Market Standoff Agreement.  Prior to the Closing, none of the Company or any officer, director, stockholder or affiliate of the Company shall sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of Parent without the prior written consent of Parent.

ARTICLE VI

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Notification of Certain Matters.  Each of Parent and the Company shall give prompt notice to the other (and, if in writing, furnish copies of) if any of the following occurs after the date of this Agreement:  (i) there has been a material failure on the part of the Party providing the notice to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; (ii) receipt of any notice or other communication in writing from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, (including the Merger or as a result of the transactions contemplated hereby) or any non-compliance with any Law; (iii) receipt of any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (including the Merger or as a result of the transactions contemplated hereby); (iv) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or the satisfaction of those conditions being materially delayed; or (v) the commencement or threat, in writing, of any Action against any Party or any of its affiliates, or any of their respective properties or assets, or, to the knowledge of the Company or Parent, as applicable, any officer, director, partner, member or manager, in his or her capacity as such, of the Company or Parent, as applicable, or any of their affiliates with respect to the consummation of the Merger.  No such notice to any Party shall constitute an acknowledgement or admission by the Party providing notice regarding whether or not any of the conditions to Closing or to the consummation of the Merger have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

6.2 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each Party shall use commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement (including the receipt of all Requisite Regulatory Approvals, and the satisfaction, but not the waiver, of the Closing conditions set forth in Article VII), and to comply promptly with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, to the extent required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws.

(b) Each of Parent and Parent’s subsidiaries, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.2(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to:  (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Party reasonably informed of any communication received by such Party from, or given by such Party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other Party and its outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other Party the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the covenants of the Parties contained in Section 6.2(a) and (b)):  (i) as soon as reasonably practicable following the date of this Agreement, the Company and Parent shall cooperate in all respects with each other and use (and shall cause their respective subsidiaries to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities, requests for approval of the transactions contemplated by this Agreement (including the Merger) and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement, and (ii) each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall give prompt written notice if such Party receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and, in the case of any such written notice, shall promptly furnish the other Party with a copy thereof.  If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for representatives to be present for such hearing or meeting.

(d) In furtherance and not in limitation of the covenants of the Parties contained in Sections 6.2(a), (b) and (c), if any objections are asserted with respect to the transactions contemplated hereby under any applicable Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, Parent and the Company shall use their commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby (including the Merger).

(e) In the event any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, Parent and the Company shall cooperate in all respects with each other and use their respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(f) Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall obligate Parent, Merger Sub, the Company or any of their respective affiliates to take any action or commit to take any action, or consent or agree to any condition, restriction or undertaking requested or imposed by any Governmental Authority, whether in connection with obtaining any Requisite Regulatory Approval or otherwise, if, in the good faith determination of Parent or the Company, respectively, such action, condition, restriction or undertaking, individually or in the aggregate, with all other such actions, conditions, restrictions or undertakings, would materially adversely affect the benefits, taken as a whole, that Parent or Company reasonably expects to derive from the transactions contemplated by this Agreement (a “Burdensome Condition”); including, without limitation, (i) any requirement that Parent, the Company, the Surviving Company or any of its or their subsidiaries (A) provide or commit to provide additional capital to the Surviving Company and the Company, or (B) provide any maintenance, guarantee, keep-well or similar agreements or commitments that are more burdensome than currently required of the Company by such Governmental Authority.

(g) Prior to the Effective Time, Parent and the Company shall use their commercially reasonable efforts to obtain any Consents of third parties with respect to any contracts to which they are a party as may be necessary or appropriate for the consummation of the transactions contemplated hereby or required by the terms of any contract as a result of the execution, performance or consummation of the transactions contemplated hereby (including the Merger); provided, that neither Parent nor the Company shall have any obligation to offer or pay any consideration in order to obtain any such consents or approvals

(h) Notwithstanding anything herein to the contrary, neither Parent nor the Company shall be required to agree to any term, condition or modification with respect to obtaining any Consents in connection with the Merger or the consummation of the transactions contemplated by this Agreement that would result in, or would be reasonably likely to result in:  (i) a Material Adverse Effect of either Party, (ii) Parent, Merger Sub or the Company having to cease, sell or otherwise dispose of any assets or business (including the requirement that any such assets or business be held separate), or (iii) a Burdensome Condition.

6.3 Survival of Representations and Warranties; Indemnification.

(a) Survival; Limitations on Indemnification; Exclusive Remedy.  The representations, warranties and covenants to be performed prior to the Closing of a Party made in or pursuant to this Agreement will survive the Closing until one month after the audited financial statement of Parent for fiscal year 2012 have been completed; provided, however, that the Fundamental Representations and Warranties will survive until the applicable statute of limitations; provided, further, that any representation or warranty the violation of which is made the basis of a claim for indemnification pursuant to Section 6.3 will survive until such claim is finally resolved if the Indemnified Representative notifies in writing the Indemnifying Representative of such claim in reasonable detail prior to the expiration of the applicable survival period of such claim in accordance with this Section 6.3(a).  For purposes of this Agreement, the “Fundamental Representations and Warranties” means those representations and warranties set forth in Sections 2.1, 2.2(a) – (c), 2.4, 2.15, 2.16, 2.17, 2.18 and 2.23, Sections 3.1 and 3.2, and Sections 4.1, 4.2, 4.12 and 4.21.

(b) Indemnification by Bimini.  Subject to the terms and conditions of this Section 6.3, from and after the Closing, Bimini shall indemnify and hold harmless each of Parent, Merger Sub, their affiliates and each of their respective successors and permitted assigns, and their respective officers, directors, employees and agents (each, a “Parent Indemnified Party”) from and against any liabilities, claims (including claims by third parties), demands, judgments, losses, costs, damages or expenses whatsoever (including reasonable attorneys’, consultants’ and other professional fees and disbursements of every kind, nature and description) (collectively, “Damages”), that such Parent Indemnified Party may sustain, suffer or incur and that result from, arise out of or relate to any breach by Bimini and/or the Company of any of their respective representations, warranties, or the covenants or agreements contained in this Agreement.

(c) Indemnification by Parent.  From and after the Closing, Parent shall indemnify and hold harmless Bimini, the Company, their affiliates and each of their respective successors, heirs, estate, permitted assigns, officers, directors, employees and agents (each, a “Company Indemnified Party”) from and against any Damages that such Company Indemnified Party may sustain, suffer or incur and that result from, arise out of or relate to any breach by Parent or Merger Sub of any of its representations, warranties, or covenants or agreements contained in this Agreement.

(d) Certain Limitations on Indemnification.

(i) No claim may be asserted nor may any action be commenced against a Party hereto for breach of any representation, warranty, covenant or agreement contained herein unless written notice of such claim or action is received by such Party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or action on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 6.3(a).

(ii) Notwithstanding anything to the contrary contained in this Agreement:  (i) Bimini shall not be liable for any claim for indemnification pursuant to this Section 6.3, unless and until the aggregate amount of indemnifiable Damages to the Parent Indemnified Parties which may be recovered from Bimini equals or exceeds $200,000, after which Bimini shall be liable to such parties only for those Damages in excess of $200,000; and  (ii) the maximum amount of indemnifiable Damages which may be recovered from Bimini pursuant to this Section 6.3 shall not exceed the value of the Claim Shares as determined in accordance with Section 1.12 (the “Aggregate Cap”).

(iii) Notwithstanding anything to the contrary contained in this Agreement:  (i) Parent shall not be liable for any claim for indemnification pursuant to this Section 6.3, unless and until the aggregate amount of indemnifiable Damages to the Company Indemnified Parties which may be recovered from Parent equals or exceeds $200,000, after which Parent shall be liable to such party only for those Damages in excess of $200,000; and (ii) except with respect to the Merger Consideration, the maximum amount of indemnifiable Damages which may be recovered from Parent pursuant to this Section 6.3 shall not exceed an amount equal to (x) $2,300,000 less (y) 10% of any amounts paid by Parent to redeem Ordinary Shares in the Tender Offer pursuant to Section 6.5.

(iv) Subject to the terms and conditions of this Section 6.3 and Section 1.12, the indemnities set forth above in Section 6.3(b) of this Agreement will be satisfied solely through the surrender by Bimini (without any payment therefor by the Parent Indemnified Parties) to Parent, in lieu of cash (subject to Bimini’s right of substitution contained in Section 1.12), of a portion of the Claim Shares as determined in accordance with Section 1.12 of this Agreement (such surrender of such Claim Shares in satisfaction of Damages, the “Equitable Recoupment”).  Except in the case of fraud, gross negligence, willful misconduct or intentional breach (the “Additional Remedies”), following the Closing, the Parent Indemnified Parties shall not be entitled to pursue any claims for indemnification against Bimini and its affiliates (including the Company) pursuant to this Agreement other than through the aforementioned Equitable Recoupment, it being agreed that, except for the Additional Remedies and the provisions of Section 10.10 below, such Equitable Recoupment is the sole and exclusive remedy of the Parent Indemnified Parties with respect to any and all indemnification claims regarding this Agreement and the transactions contemplated hereby following the Closing.

(v) (A) In the event that Parent is obligated to pay an amount to Bimini pursuant to Section 6.3(c) (the “Indemnification Amount”), Parent or its affiliates, as applicable, shall pay to Bimini, from the Indemnification Amount deposited into escrow in accordance with Section 6.3(d)(v)(B), an amount equal to the lesser of (I) the Indemnification Amount and (II) the sum of (x) the maximum amount that can be paid to Bimini without causing Bimini to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”), as determined by Bimini’s independent certified public accountants, plus (y) in the event Bimini receives either (1) a ruling from the Internal Revenue Service described in Section 6.3(d)(v)(C) or (2) an opinion from Bimini’s outside counsel as described in Section 6.3(d)(v)(C), an amount equal to the Indemnification Amount, less the amount payable under clause (x) above.

(B) To secure Parent’s obligation to pay these amounts, Parent shall deposit into escrow an amount in cash equal to the Indemnification Amount with an escrow agent selected by Parent and on such customary terms (subject to Section 6.3(d)(v)(C)) as shall be mutually acceptable to each of Bimini, Parent and the escrow agent. The payment or deposit into escrow of the Indemnification Amount, pursuant to this Section 6.3(d)), shall be made at the time that the payment of the Indemnification Amount would otherwise be due without regard to this Section 6.3(d)(v).

(C) The escrow agreement for the escrow described in Section 6.3(d)(v)(B) shall provide that the Indemnification Amount in escrow or any portion thereof shall not be released to Bimini unless the escrow agent receives any one or combination of the following:

(I) a letter from Bimini’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to Bimini without causing Bimini to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from Bimini’s accountants revising or updating that amount (whether to correct an error or to reflect the passage of time or otherwise), in which case the escrow agent shall release such amount or, in the case of a revised or updated letter, such additional amount to Bimini, or

(II) a letter from Bimini’s counsel indicating that Bimini received a ruling from the Internal Revenue Service holding that the receipt by Bimini of the Indemnification Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, Bimini’s outside counsel has rendered a legal opinion to the effect that the receipt by Bimini of the Indemnification Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Indemnification Amount to Bimini.

The escrow agreement shall also provide that any portion of the Indemnification Amount held in escrow for five (5) years shall be released by the escrow agent to Parent.

(D) Parent agrees to amend this Section 6.3(d)(v) at the reasonable request of Bimini in order to (x) maximize the portion of the Indemnification Amount that may be distributed to Bimini hereunder without causing Bimini to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve Bimini’s chances of securing a favorable ruling described in Section 6.3(d)(v)(C) or (z) assist Bimini in obtaining a favorable legal opinion from its outside counsel as described in Section 6.3(d)(v)(C).

(vi) In the event that Parent qualifies as a “real estate investment trust” under Sections 856 through 860 of the Code (a “REIT”) for a taxable year in which it is entitled to any payments under this Section 6.3 or under Section 8.4, principles analogous to Section 6.3(d)(v) shall apply to such payments.

(e) Indemnification of Third Party Claims.  The indemnification obligations and liabilities under this Section 6.3 with respect to Actions brought against a Parent Indemnified Party or a Company Indemnified Party (each in such capacity, an “Indemnitee”) by a Person other than a Party hereto (a “Third Party Claim”) shall be subject to the following terms and conditions (for purposes of this Agreement, (x) the “Indemnified

Representative” means FWAC Holdings, with respect to an indemnification claim by a Parent Indemnified Party, and Bimini, with respect to an indemnification claim by a Company Indemnified Party, and (y) the “Indemnifying Representative” means Bimini, with respect to an indemnification claim by a Parent Indemnified Party, and Parent, with respect to an indemnification claim by a Company Indemnified Party):

(i) The Indemnified Representative will give notice to the Indemnifying Representative within thirty (30) days after receiving written notice of any Third Party Claim, specifying the nature and the amount to the extent known (the “Claim Notice”).  The failure of the Indemnified Representative to give timely notice shall not affect the Indemnified Representative’s rights to indemnification hereunder except to the extent that the Indemnifying Representative demonstrates that it was prejudiced by such failure.

(ii) The Indemnifying Representative shall notify the Indemnified Representative within fifteen (15) days after receipt of the Claim Notice whether the Indemnifying Representative will undertake, conduct, and control, through counsel of its own choosing (subject to the consent of the Indemnified Representative, such consent not to be unreasonably withheld, conditioned or delayed) and at its expense, the settlement or defense thereof, and Indemnified Representative shall cooperate with Indemnifying Representative in connection therewith, provided that if Indemnifying Representative undertakes such defense:  (A) the Indemnifying Representative shall use commercially reasonable efforts to prevent and/or remove any Encumbrances or other adverse charge upon any asset of the indemnified party and shall not thereby settle such action without first obtaining the consent of the Indemnified Representative (which consent cannot be unreasonably withheld, conditioned or delayed), except for settlements solely covering monetary matters for which Indemnifying Representative has acknowledged responsibility for payment; (B) the Indemnifying Representative shall permit the Indemnified Representative (at the Indemnified Representative’s sole cost and expense) to participate in such settlement or defense through counsel chosen by the Indemnified Representative; and (C) the Indemnifying Representative shall agree promptly to reimburse the Indemnified Representative for the full amount of any loss resulting from such claim and all related expenses incurred by the Indemnified Representative, except for those costs expressly assumed by the Indemnified Representative hereunder.  The Indemnified Representative agrees to preserve and provide access to all evidence that may be useful in defending against such claim and to provide reasonable cooperation in the defense thereof or in the prosecution of any action against a third Person in connection therewith.  The Indemnifying Representative’s defense of any claim or demand shall not constitute an admission or concession of liability therefor or otherwise operate in derogation of any rights Indemnifying Representative may have against Indemnified Representative or any third Person.  So long as the Indemnifying Representative is reasonably contesting any such claim in good faith, the Indemnified Representative shall not pay or settle any such claim.  If the Indemnifying Representative does not notify the Indemnified Representative within fifteen (15) days after receipt of Indemnified Representative’s Claim Notice that it elects to undertake the defense thereof, the Indemnified Representative shall (upon further written notice), subject to the limitations set forth in this Section 6.3, shall have the right to contest, settle or compromise the claim at the expense of the Indemnifying Representative (provided that the Indemnifying Representative shall not be required to pay the Indemnified Representative’s expenses for the defense, settlement or compromise of claims which are not covered by the Indemnifying Representative’s obligations pursuant to this Section 6.3).  Notwithstanding the foregoing, in the event the indemnifying party does not undertake the defense of the claim, the indemnified party shall use commercially reasonable efforts to contest, settle or compromise such claim in a commercially reasonable manner.  Unless the Indemnifying Representative has consented to a settlement of a Third Party Claim (not to be unreasonably withheld, conditioned or delayed), the amount of the settlement shall not be a binding determination of the amount of the Damages and such amount shall be determined in accordance with the provisions of this Agreement and the Escrow Agreement.  Notwithstanding anything herein to the contrary, the Indemnifying Representative shall not be entitled to assume control of any defense described herein if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the Third Party Claim seeks, as one of its principal claims, an injunction or equitable relief against an Indemnitee; or (iii) there is a reasonable probability that a Third Party Claim may materially and adversely affect the Indemnitee other than as a result of money damages or other money payments.

(iii) Damages calculated pursuant to this Section 6.3 shall be calculated net of any amounts actually recovered by an Indemnitee pursuant to any indemnification agreement with any third party, including any insurer (after deducting the costs of incurred in pursuing such recovery).  To the extent that any Damages that are subject to indemnification pursuant to this Section 6.3 are covered by insurance, the Indemnitees shall use commercially reasonable efforts to obtain the maximum recovery under such insurance.  If an Indemnitee has received the payment required by this Agreement from the Indemnifying Representative in respect of any Damages and later receives proceeds from insurance or other amounts in respect of such Damages, then it shall hold such proceeds or other amounts (after deducting the costs of incurred in pursuing such recovery) in trust for the benefit of the Indemnifying Representative and shall pay to the Indemnifying Representative, as promptly as practicable after receipt, a sum equal to the amount of such proceeds or other amount received (after deducting the costs of incurred in pursuing such recovery), up to the aggregate amount of any payments received from the Indemnifying Representative pursuant to this Agreement in respect of such Damages.  Notwithstanding any other provisions of this Agreement, it is the intention of the Parties that no insurer or any other third Person shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (ii) relieved of the responsibility to pay any claims for which it is obligated.  To the extent that any Damages that are subject to indemnification pursuant to this Section 6.3 would result in Tax benefits to an Indemnitee, the amount of such Damages shall be reduced by the Tax benefits that may be available to such Person as a result of such Damages.

(f) Limitation.  In no event shall Damages be deemed to include any special, indirect, consequential or punitive damages.  The rights of the Parties for indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Section 6.3 and, except as specifically set forth in Section 10.10, such indemnification rights shall be the sole and exclusive remedies of the Parties with respect to any matter arising under or in connection with this Agreement.

(g) Exclusive Remedy.  To the maximum extent permitted by applicable Law, the parties hereto hereby waive all other rights and remedies with respect to any matter arising under or in connection with this Agreement, whether under any applicable Law, at common law or otherwise.  The remedies set forth in this Section 6.3 (including the Additional Remedies) and the remedies set forth in Section 10.10 shall provide the sole and exclusive remedies arising out of, in connection with, relating to or arising under this Agreement, any officer’s or secretary’s certificate(s) issued pursuant to this Agreement (including those officer’s certificates of the officer’s of the Company issued as of the date hereof), or the transactions contemplated hereby, whether based on contract, tort, strict liability, other Laws or otherwise, including any breach or alleged breach of any representation, warranty, covenant or agreement made herein or delivered pursuant hereto, except in the case of fraud, gross negligence, willful misconduct or intentional breach.  Notwithstanding the prior sentence, this provision shall not limit any remedies contained in the Warrant Agreement, the Bimini Advisors Operating Agreement, the Registration Rights Agreement, the Amended Registration Rights Agreement, the FWAC Holdings Share Repurchase Agreement, the Merger Sub Operating Agreement, the Management Agreement, the Investment Allocation Agreement or the Bimini Lock Up Agreement.

(h) Knowledge.  The rights of any party hereto to indemnification or any other remedy under this Section 6.3 or otherwise shall not be impacted or limited by any knowledge such party may have acquired, or could have acquired, whether before or after the closing date, nor by any investigation or diligence by such party. The parties hereto hereby acknowledge that, regardless of any investigation made (or not made) by or on behalf of the applicable party, and regardless of the results of any such investigation, the parties hereto have entered into this transaction in express reliance upon the representations and warranties made in this Agreement.

(i) Directors and Officers Indemnification and Insurance.

(i) In the event the Merger is consummated, then until the seventh anniversary of the Effective Time, Parent will, and will cause the Surviving Company and any of their respective subsidiaries, to comply with, fulfill and honor, in any and all respects, all of the obligations of Parent and the Company and any of their respective subsidiaries to their respective present and former directors and officers (the “Covered Persons”) pursuant to indemnification agreements with Parent and the Company or any of their respective subsidiaries in effect on the Effective Time and pursuant to their respective Organization Documents, in each case, in effect on the Effective Time (the “Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time which are asserted after the Effective Time, including with respect to this Agreement, the Merger and the other transactions contemplated herein.  Any claims for indemnification (and rights for advancement of expenses) made on or prior to the seventh anniversary of the Effective Time shall survive such anniversary until the final resolution thereof.  Parent shall, and shall cause the Surviving Company and all of their respective subsidiaries to, keep in full force and effect all Indemnification Provisions and neither Parent, the Surviving Company, any of their respective subsidiaries shall amend, modify or terminate any of the Indemnification Provisions, in each case, until the later of the seventh anniversary of the Effective Time or the final resolution of any claims for indemnification in any manner that would adversely affect any rights thereunder of any Covered Person.

(ii) In the event the Merger is consummated, if Parent, the Surviving Company, or any of their respective subsidiaries shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent, the Surviving Company, or any of their respective subsidiaries, as applicable, assume all of their respective obligations as set forth in this Section 6.3(i).

(iii) At the Effective Time, Parent and/or any of its subsidiaries may purchase tail insurance coverage for the Covered Persons which shall provide such directors and officers with coverage for no more than seven years following the Effective Time (the “Insurance Coverage”), and the full cost and all premiums associated with such Insurance Coverage shall be paid in a lump sum by Parent and/or any of its subsidiaries, as the case may be, prior to or at the Closing.  Parent shall maintain (or cause the Surviving Company and/or any subsidiary of Parent or the Company to maintain) such Insurance Coverage in full force and effect, and continue to honor the obligations thereunder during the term thereof.

(iv) In the event the execution of this Agreement or the undertaking of any act or omission by Parent required by this Agreement prior to the Closing Date causes any insurance policy, in place for the benefit of any Parent Covered Persons immediately prior to the date of this Agreement, to terminate or causes any reduction in the benefits of such policy, Parent may purchase insurance policies for the benefit of such Covered Persons; provided, however, that such new policies shall not exceed the coverage that was provided under such terminated insurance policy or such policy where benefits were reduced.

(v) This Section 6.3(i) shall survive the consummation of the Merger, is intended to benefit each of the Covered Persons and shall be binding on all successors and assigns of the Surviving Company, Parent and any of their respective subsidiaries, and shall be enforceable by the Covered Persons.

6.4 Public Announcements.  Parent, Bimini and the Company agree that no public release or announcement concerning this Agreement or the Merger shall be issued by either Party or any of their affiliates without the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except such release or announcement as may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that either Parent, Bimini or the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous public releases or announcements made by Parent, Bimini or the Company in compliance with this Agreement.

6.5 Tender Offer.

(a) Tender Offer.  As promptly as practicable, and in any event ten Business Days after the date hereof, Parent shall commence (under the meaning of Rule 14d-2 under the Exchange Act) an offer to purchase all outstanding Ordinary Shares (the “Tender Offer”)  for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less Taxes and interest (the “Tender Consideration”).  The Parent agrees that no Ordinary Shares held by the Parent or Merger Sub will be tendered in the Tender Offer and that it will not accept for payment any Ordinary Shares held by FWAC Holdings, which Ordinary Shares shall be purchased by the Parent in accordance with the terms of the FWAC Holdings Repurchase Agreement as provided in Section 1.3(b).  Unless otherwise agreed to by the Parties, Parent shall use its best efforts (subject to market conditions) to conduct the Tender Offer without stockholder vote pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act (as modified, waived or otherwise agreed to with the SEC) which regulates issuer tender offers and compliance with the requirement of Article 24 of its Charter.  The obligation of Parent to accept for payment Ordinary Shares validly tendered and not validly withdrawn pursuant to the Tender Offer shall be subject to (i) the condition (the “Maximum Tender Condition”) that no more than 825,000 Ordinary Shares (excluding such shares held by FWAC Holdings) shall have been validly tendered and not validly withdrawn pursuant to and prior to the expiration of the Tender Offer and (ii) the satisfaction of each of the other conditions set forth in Exhibit A hereto.  Parent may not waive the Maximum Tender Condition or the other conditions set forth in Exhibit A (except for conditions to be satisfied by the Company) without the written consent of the Company.  Unless agreed to by the Parties in writing, no material change (including changing the amount per share offered to the shareholders)  may be made to the Tender Offer which imposes conditions to the Tender Offer in addition to those set forth in Exhibit A hereto or is inconsistent with this Section 6.5.  The Parties hereby agree to negotiate in good faith to amend Exhibit A to reflect any changes that may be reasonably required as a result of discussions with the SEC or its staff.  Furthermore, Parent may not waive any failure by a holder to validly tender his, her or its Ordinary Shares prior to the expiration of the Tender Offer, without the prior written consent of the Company.  The Tender Offer shall expire on the date that is twenty (20) Business Days following the commencement of the Tender Offer (the “Initial Expiration Date”).  Notwithstanding the foregoing, and subject to the provision of Section 8.1, if, at any scheduled expiration of the Tender Offer, the conditions set forth in Exhibit A, have not been satisfied or waived, Parent may extend the Tender Offer for one or more consecutive periods beyond the scheduled expiration date (the Initial Expiration Date as extended, the “Expiration Time”).  Notwithstanding the foregoing, the Parent, without the consent of the Company, may extend the Tender Offer for any period required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Tender Offer.

(b) Payment Obligations.  Subject to the terms of the Tender Offer and this Agreement and the satisfaction or waiver of all of the conditions to the Tender Offer, Parent shall accept for payment all Ordinary Shares validly tendered and not validly withdrawn pursuant to the Tender offer promptly after the Expiration Time and pay for such shares as soon as practicable (and, in any event, no more than three Business Days) after the Expiration Time.

(c) Payments to Persons Other than Registered Holders.  If the payment to a registered holder under the Tender Offer is to be made to a person other than the person in whose name the surrendered certificate formerly evidencing the Ordinary Shares is registered on the transfer books of Parent, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of such consideration to a person other than the registered holder of the certificate surrendered, or shall have established to the reasonable satisfaction of Parent that such taxes either have been paid or are not applicable.

(d) Offer Documents.  As promptly as reasonably practicable on the date of the commencement of the Tender Offer, Parent shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Tender Offer which shall contain or shall incorporate by reference an offer to purchase (an “Offer to Purchase”) and forms of the related letter of transmittal and any related summary advertisement (such Schedule TOs, Offers to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”).  The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Merger and the redemption rights as is required under Regulation 14A of the Exchange Act which regulates the solicitation of proxies.  Each of Parent, Bimini and the Company agree to correct promptly any information provided by it for use in the Offer Documents that shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of Ordinary Shares, in each case as and to the extent required by applicable federal securities laws.  No filing of, or amendment or supplement to, the Offer Documents shall be made by Parent without the prior consent (which shall not be unreasonably withheld, delayed or conditioned) of the Company.  Parent shall give the Company, Bimini and their respective counsel a reasonable opportunity to review and comment on the Offer Documents prior to such documents being filed with the SEC or disseminated to holders of the Ordinary Shares and shall give due consideration to all reasonable additions, deletions or changes suggested thereby by the Company, Bimini and their counsel.  Parent shall provide the Company, Bimini and their respective counsel with any comments (whether written or oral) that Parent or its counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, shall provide the Company, Bimini and their respective counsel with a reasonable opportunity to review and comment on the responses of Parent to such comments and shall give due consideration to all reasonable additions, deletions or changes suggested thereby by the Company, Bimini and their counsel.

(e) Company Cooperation.  The Company and Bimini acknowledge that a substantial portion of the filings with the SEC and mailings to Parent’s stockholders with respect to the Tender Offer shall include disclosure regarding the Company and its management, operations and financial condition.  Accordingly, the Company and Bimini agree to, as promptly as practicable, provide Parent with such information as shall be reasonably requested by Parent for inclusion in or attachment to the Offer Documents to be filed and/or mailed as of and following the commencement of the Tender Offer,  that is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company as is required under Regulation 14A promulgated under the Exchange Act regulating the solicitation of proxies even if such information is not required under the tender offer rules.  The Company and Bimini understand that such information shall be included in the Offer Documents and/or responses to comments from the SEC or its staff in connection therewith and mailings.  The Company and Bimini shall make their managers, directors, officers and employees available to Parent and its counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

(f) Termination of Tender Offer.  Parent shall not terminate the Tender Offer prior to any scheduled Expiration Time without the prior consent of the Company except in the event this Agreement is terminated pursuant to the terms hereof.

6.6 Reservation of Preferred Shares.  Parent hereby agrees that at or prior to Closing there shall be, or Parent shall cause to be, reserved for issuance and/or delivery, and Parent shall thereafter maintain a reserve for issuance and/or delivery, such number of Preferred Shares (and underlying Ordinary Shares) as shall be required for issuance and delivery of the Merger Consideration.

6.7 Other Actions.  Notwithstanding anything to the contrary in Section 6.4:

(a) as promptly as practicable after the execution of this Agreement, Parent and the Company shall mutually agree on and issue a press release announcing the execution of this Agreement (the “Signing Press Release”).  Immediately after the issuance of the Signing Press Release, Parent shall prepare and file a pre-commencement Schedule TO-C and/or Report on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement, attaching this Agreement and the Signing Press Release thereto (“Signing Filing”), which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing; and

(b) as promptly as practicable after the completion of the Tender Offer, Parent shall prepare a draft amendment to Schedule TO and/or Form 6-K announcing the completion of the Tender Offer, if applicable, together with, or incorporating by reference such other information that may be required to be disclosed with respect to such results, including the Merger, if applicable, in any report or form to be filed with the SEC (“Closing Filing”), which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing.  As promptly as practicable after the completion of the Tender Offer, Parent and the Company shall mutually agree on and issue a press release announcing the results of the Tender Offer and, if applicable, the consummation of the Merger (“Closing Press Release”).  Concurrently with the Closing, Parent shall distribute the Closing Press Release and shall file the Closing Filing with the SEC as soon as reasonably practicable thereafter.

6.8 Required Information.  In connection with the preparation of the Signing Filing, the Signing Press Release, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of Parent, Merger Sub and/or the Company to any Governmental Authority, the OTC Bulletin Board or other third Person in connection with the Merger and the other transactions contemplated hereby, and for such other reasonable purposes, the Company, Bimini, Parent and Merger Sub each shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, officers, managers, members and stockholders, and such other matters as may be reasonably necessary or advisable in connection with the Merger, or any other report, statement, filing, notice or application made by or on behalf of the Company, Bimini, Parent or Merger Sub to any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated hereby.

6.9 Trust Account.  Parent shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement and Section 4.23 hereof and pay (i) the Tender Consideration to stockholders of Parent who shall have validly tendered and not properly withdrawn their Ordinary Shares in the Tender Offer upon acceptance by the Parent of such shares, (ii) the Expenses to the third parties (subject to the conditions of Section 8.4) and (iii) the remaining monies in the Trust Fund to Parent.

6.10 Merger Filings.  Parent shall make, and shall cause Merger Sub to make, all necessary filings with respect to the Merger and the transactions contemplated thereby under the Act, Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder.

6.11 Further Assurances.  The Company, Bimini and Parent shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings and to obtain (in accordance with this Agreement) as soon as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third Person and/or any Governmental Authority.

6.12 Post-Closing Dividend. Parent shall take all necessary action to (a) declare a dividend to all holders of Ordinary Shares, consisting of, for each Ordinary Share, (i) cash in an amount equal to the quotient of (x) $1,000,000, divided by (y) the number of Ordinary Shares outstanding immediately following the closing of the transactions contemplated by the FWAC Holdings Share Repurchase Agreement, and (ii) one warrant to purchase one Ordinary Share at an exercise price of $9.50 with such additional terms and conditions as set forth in a warrant agreement to be entered into between Parent and Continental Stock Transfer & Trust Company in substantially the form attached hereto as Exhibit G and (b) ensure the registration or exemption from registration under the Securities Act of the warrants issuable item (ii) above together with the Ordinary Shares issuable upon exercise thereof.  The record date to be established by the board of directors of Parent applicable to such dividend (the “Record Date”) shall be a date no later than 12 Business Days following the Closing Date and, (i) with respect to the cash portion of the dividend, the payment date shall be the date that is three (3) Business Days following the Record Date and (ii) with respect to the warrant portion of the dividend, the payment date shall be the date that is three (3) Business Days following the date of the effectiveness of the Parent’s registration statement registering the warrants and Ordinary Shares issuable upon exercise thereof under the Securities Act, provided, however, that Parent shall request acceleration of such effectiveness promptly upon having been advised by the SEC that it has no further comment to such registration statement.

6.13 Qualified Electing Fund Information.  If Bimini notifies Parent that it intends to make an election under Section 1295 of the Code with respect to the Preferred Shares, then Parent will cooperate with Bimini in making such election and will provide all information reasonably requested by Bimini to allow Bimini to prepare its income tax returns.

6.14 Reincorporation and REIT Election.  Parent shall use its reasonable best efforts to effectuate the Reincorporation and elect REIT status on or prior to January 1, 2013.  Bimini shall, or cause any Person to whom Bimini assigned the Merger Consideration to pursuant to the Bimini Lock Up Agreement to, vote all of the Merger Consideration, on an as converted basis, in favor of the Reincorporation and REIT election at any duly convened meeting of Parent’s shareholders for purposes of approving the Reincorporation and election of REIT status.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligations.  The obligations of each Party to consummate the Merger and other transactions described herein shall be subject to the satisfaction or waiver (where permissible), at or prior to the earlier of the Effective Time or Drop Dead Date, of the following conditions:

(a) Tender Offer.  The Tender Offer shall have been completed in accordance with Section 6.5 and Parent shall have accepted for payment the Ordinary Shares validly tendered and not validly withdrawn pursuant to the Tender Offer and no more than 825,000 Ordinary Shares (excluding such shares held by FWAC Holdings) shall have been validly tendered and not validly withdrawn prior to the Expiration Time.

(b) Antitrust Laws.  If applicable, the required waiting period (and any extension thereof) under any Antitrust Laws, if any, shall have expired or been terminated.

(c) Requisite Regulatory Approvals and Consents.  All authorizations, approvals and permits required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (collectively, the “Requisite Regulatory Approvals”), and all material Consents from third parties required in connection with the transactions contemplated by this Agreement, shall have been obtained or made.

(d) No Law or Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced (or threatened to enforce) or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and has the effect of making the Merger or the other transactions contemplated by this Agreement or the agreements contemplated by this Agreement illegal or otherwise preventing or prohibiting consummation of the Merger or such transactions contemplated by this Agreement, or the other ancillary agreements related to this Agreement.

(e) Burdensome Condition.  None of the Requisite Regulatory Approvals or the Consents shall have included or contained, or resulted in the imposition of, any Burdensome Condition.

(f) Litigation.  There shall be no pending Action against any Party or any of its affiliates, or any of their respective properties or assets, or any officer, director, partner, member or manager, in his or her capacity as such, of any Party or any of their affiliates, with respect to the consummation of the Merger or the transactions contemplated thereby which could reasonably be expected to have a Material Adverse Effect.

(g) Board of Directors and Officers.  The Board of Directors and the officers of Parent and the Surviving Corporation shall be constituted as set forth in Section 1.7 hereof, effective as of the Effective Time.

(h) Quotation of Ordinary Shares, Units and Warrants on the OTC Bulletin Board.  The Ordinary Shares, Units and the Warrants shall be quoted on the Over-the-Counter Bulletin Board.

(i) Name Change.  Parent shall have amended its Charter pursuant to the Act to reflect a new corporate name selected by the Company not using the term “FlatWorld”.

7.2 Conditions to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver by Parent, at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties.  Each of the representations and warranties of the Company and Bimini set forth in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date).

(b) Agreements and Covenants.  The Company and Bimini shall have performed, in all material respects, all of its obligations and complied with, in all material respects, all of its agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by the chief executive officer or chief financial officer of the Company, certifying in such capacity as to the satisfaction of the conditions specified in Sections 7.2(a), (b), and (e).

(d) Secretary’s Certificate.  The Company shall have delivered to Parent a true copy of the resolutions of the Board of the Company authorizing the execution of this Agreement and the consummation of the Merger and transactions contemplated herein, certified by the Secretary of the Company or similar officer.

(e) Material Adverse Effect.  No Material Adverse Effect shall have occurred with respect to the Company’s business since the date of this Agreement.

(f) Bimini Advisors Operating Agreement.  Parent shall have received the Bimini Advisors Operating Agreement, duly executed by Bimini Advisors.

(g) Management Agreement.  Parent shall have received the Management Agreement by and between Parent and Bimini Advisors, duly executed by Bimini Advisors in substantially the form attached hereto as Exhibit I.

(h) Investment Allocation Agreement.  Parent shall have received the Investment Allocation Agreement by and among Parent, Bimini and Bimini Advisors, duly executed by Bimini and Bimini Advisors in substantially the form attached hereto as Exhibit J.

(i) Lock Up Agreements.  FWAC Holdings shall have received the Bimini Lock Up Agreement, as set forth in Section 1.7(d).

(j) Company Financials.  Parent shall have received the Closing Company Financials.

(k) Insurance Coverage.  The Insurance Coverage set forth in Section 6.3(i) shall have been obtained with a reputable insurance company and is in full force and effect.

(l) Bimini Management Agreement.  Parent shall have received the termination agreement, duly executed by the Company and Bimini Advisors, Inc., terminating the Existing Bimini Management Agreement and the Existing Bimini Management Agreement shall no longer be in full force and effect.

(m) Cash.  Bimini shall have paid to Parent, by wire transfer (to such account(s) designated by Parent), the amount of $1,754,281 pursuant to Section 1.3(a).

7.3 Conditions to Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver by the Company, at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties.  Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date).

(b) Agreements and Covenants.  Each of Parent and Merger Sub shall have performed, in all material respects, its obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Effective Time, including, without limitation, the resignation from the Board of Directors of Parent of those persons currently on the Board of Directors of Parent who are not named as directors following the Effective Time.

(c) Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by the chief executive officer or chief financial officer of Parent, certifying in such capacity as to the satisfaction of the conditions specified in Sections 7.3(a), (b) and (e).

(d) Secretary’s Certificate.  Parent shall have delivered to the Company a true copy of the resolutions of the Board of Directors of Parent authorizing the execution of this Agreement and the consummation of the Merger and transactions contemplated herein, certified by the Secretary of Parent or similar officer.

(e) Material Adverse Effect.  No Material Adverse Effect shall have occurred with respect to the Parent’s business since the date of this Agreement.

(f) Registration Rights Agreement.  Parent shall have executed a registration rights agreement, in substantially the form attached hereto as Exhibit C, granting demand and “piggy-back” registration rights to Bimini with respect to the Ordinary Shares underlying the Preferred Shares received by them in the Merger.

(g) Taxable REIT Subsidiary Election.  Bimini shall have received a properly completed IRS Form 8875 signed by Parent electing to treat Parent as a “taxable REIT subsidiary” of Bimini within the meaning of Section 856(l) of the Code.

(h) Bimini Advisors Operating Agreement.  Bimini shall have received the Bimini Advisors Operating Agreement, duly executed by FWC Advisors LLC.

(i) Management Agreement.  Bimini shall have received the Management Agreement by and between Parent and Bimini Advisors, duly executed by Parent in substantially the form attached hereto as Exhibit I.

(j) Investment Allocation Agreement.  Bimini shall have received the Investment Allocation Agreement by and among Parent, Bimini and Bimini Advisors, duly executed by Parent in substantially the form attached hereto as Exhibit J.

7.4 Frustration of Conditions.  Notwithstanding anything contained herein to the contrary, neither Parent nor the Company may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VIII

TERMINATION AND ABANDONMENT

8.1 Termination.  This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, as follows:

(a) by mutual written consent of the Company and Parent, as duly authorized by the Board of Directors of Parent and the Board;

(b) by written notice by either Parent or the Company if the Closing conditions set forth in Section 7.1 have not been satisfied by the Company or Parent, as the case may be (or waived by Parent or the Company as the case may be) by September 9, 2012 (the “Drop Dead Date”); provided, however, such date shall be extended through December 9, 2012 in the event Parent is able to obtain stockholder approval to extend the corporate existence of the Parent.  Notwithstanding the foregoing, the right to terminate this Agreement under this Section 8.1(b) shall not be available to Parent or the Company if the failure by Parent or Merger Sub, on one hand, or the Company, Bimini or Bimini Advisors, on the other hand, to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Drop Dead Date or December 9, 2012, as applicable;

(c) by written notice by either Parent or the Company, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or Law that is, in each case, then in effect and is final and nonappealable and has the effect of permanently restraining, enjoining or otherwise preventing or prohibiting the transactions contemplated by this Agreement (including the Merger); provided, however, the right to terminate this Agreement under this Section 8.1(c) shall not be available to Parent or the Company if the failure by Parent or Merger Sub, on one hand, or the Company, Bimini or Bimini Advisors, on the other hand, to fulfill any obligation under this Agreement has been the primary cause of, or resulted in, any such Order or Law to have been enacted, issued, promulgated, enforced or entered;

(d) by written notice by Parent, if (i) there has been a breach by the Company, Bimini and/or Bimini Advisors of any of their respective material representations, warranties, covenants or agreements contained in this Agreement, or if any material representation or warranty of the Company and/or Bimini shall have become untrue or inaccurate, and (ii) the breach or inaccuracy is incapable of being cured prior to the Closing or is not cured within twenty (20) days of notice of such breach or inaccuracy;

(e) by written notice by the Company, if (i) there has been a breach by Parent or Merger Sub of any of its material representations, warranties, covenants or agreements contained in this Agreement, or if any material representation or warranty of Parent or Merger Sub shall have become untrue or inaccurate, and (ii) the breach or inaccuracy is incapable of being cured prior to the Closing or is not cured within twenty (20) days of notice of such breach or inaccuracy;

(f) by written notice by Parent if the Closing conditions set forth in Section 7.2, other than Sections 7.2(a) and 7.2(b) (which are addressed by Section 8.1(d)), have not been satisfied by the Company, Bimini and/or Bimini Advisors (or waived by Parent) by September 9, 2012; provided, however, such date shall be extended through December 9, 2012 in the event Parent is able to obtain stockholder approval to extend the corporate existence of the Parent.  Notwithstanding the foregoing, the right to terminate this Agreement under this Section 8.1(f) shall not be available to Parent if Parent is in material breach of any representation, warranty or covenant contained in this Agreement, and such breach has primarily caused such Closing conditions to not be satisfied;

(g) by written notice by Company if the Closing conditions set forth in Section 7.3, other than Sections 7.3(a) and 7.3(b) (which are addressed by Section 8.1(e)), have not been satisfied by Parent (or waived by the Company) by the Drop Dead Date; provided, however, such date shall be extended through December 9, 2012 in the event Parent is able to obtain stockholder approval to extend the corporate existence of the Parent.  Notwithstanding the foregoing, the right to terminate this Agreement under this Section 8.1(g) shall not be available to the Company if the Company, Bimini and/or Bimini Advisors is in material breach of any representation, warranty or covenant contained in this Agreement, and such breach has primarily caused such Closing conditions to not be satisfied;

(h) by Parent upon written notice to the Company with respect to a Superior Proposal provided that Parent shall have complied with Section 5.3 and paid to Bimini by wire transfer (to such account(s)

designated by Bimini) an amount equal to Bimini’s and the Company’s aggregate costs and expenses (including reasonable attorneys’ fees) accrued in preparing for, conducting and implementing the transactions contemplated herein; or

(i) by the Company upon written notice to Parent with respect to a Superior Proposal provided that the Company shall have complied with Section 5.3 and paid to Parent by wire transfer (to such account(s) designated by Parent) an amount equal to Parent’s aggregate costs and expenses (including reasonable attorneys’ fees) accrued in preparing for, conducting and implementing the transactions contemplated herein.

8.2 Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no liability on the part of any Party or any of their respective affiliates or the directors, officers, partners, members, managers, employees, agents or other representatives of any of them, and all rights and obligations of each Party shall cease, except:  (i) as set forth in Section 5.2(b) and this Section 8.2 and (ii) subject to Section 6.3, nothing herein shall relieve any Party from liability for any fraud committed by the willful breach of this Agreement prior to termination.  Without limiting the foregoing, and except as provided in Section 6.3, the Parties’ sole right with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 8.1.  Section 6.3 and this Section 8.2 shall survive the termination of this Agreement.

8.3 Intentionally Omitted.

8.4 Fees and Expenses.  Except as otherwise set forth in this Agreement, including this Section 8.4, all Expenses (including, without limitation, each Party’s respective legal, accounting and roadshow travel) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such Expenses, whether or not the Merger or any other related transaction is consummated; provided however, upon the Closing, Bimini will be responsible for any Expenses incurred by the Company in connection with the Merger, including, without limitation, any and all legal, accounting, roadshow travel, investment banking, finders or similar fees and Expenses. FWAC Holdings will be responsible for any Expenses, costs, fees and obligations to third-parties, not otherwise the responsibility of Bimini in the preceding sentence, incurred by Parent or Merger Sub in connection with the Merger and the transactions contemplated by this Agreement, the IPO, or the pursuit of any other Business Transaction (as such term is defined in the Parent’s Charter) prior to the Closing, payable or outstanding as of either the Closing or the termination of the Trust Account and at all times thereafter, in excess of $350,000 provided, however that the costs of the Insurance Coverage set forth in Sections 6.3(i) and 7.2(k) shall not be included in such $350,000 limitation amount.

8.5 Amendment.  This Agreement may be amended by the Parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time.  This Agreement may only be amended pursuant to a written agreement signed by all of the Parties hereto.

8.6 Waiver.  At any time prior to the Effective Time, subject to applicable Law, any Party hereto may in its sole discretion:  (a) extend the time for the performance of any obligation or other act of any other Party hereto, (b) waive any inaccuracy in the representations and warranties by such other Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other Party with any agreement or condition contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

ARTICLE IX

TRUST FUND WAIVER

9.1 Trust Fund Waiver.  The Company, Bimini and Bimini Advisors warrant and represent that they have read the Prospectus and understand that Parent has established the Trust Fund containing the proceeds of the IPO initially in the amount of at least $23,374,786 for the benefit of Parent’s public stockholders and certain parties (including the Underwriter) and that, except for a portion of the interest earned on the amounts held in the Trust Fund and amounts necessary to purchase up to 15% of the Ordinary Shares sold to the public in the IPO, Parent may disburse monies from the Trust Fund only:  (a) to its public stockholders in the event of the redemption of their shares or the dissolution and liquidation of Parent, (b) to Parent and the underwriters listed in the Prospectus (with respect to such underwriters’ deferred underwriting compensation only) after Parent consummates a business combination (as described in the Prospectus) or (c) as consideration to the sellers of a target business with which Parent completes a business combination.  The Company, Bimini and Bimini Advisors agree that the neither the Company, Bimini nor Bimini Advisors does not now have, and shall not at any time prior to the Closing have, any claim to, or make any claim against, the Trust Fund or any asset contained therein, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company, Bimini and/or Bimini Advisors, on the one hand, and Parent and/or Merger Sub, on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability.  The Company, Bimini and Bimini Advisors hereby irrevocably waives any and all claims it may have, now or in the future (in each case, however, prior to the consummation of a business combination), and will not seek recourse against, the Trust Fund for any reason whatsoever in respect thereof.  Each of the Company, Bimini and Bimini Advisors agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent to induce it to enter into this Agreement.  Each of the Company, Bimini and Bimini Advisors further intends and understands such waiver to be valid, binding and enforceable under applicable Law.  To the extent the Company, Bimini and/or Bimini Advisors commence any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent or Merger Sub, which proceeding seeks, in whole or in part, monetary relief against Parent or Merger Sub, the Company, Bimini and Bimini Advisors hereby acknowledges and agrees their sole remedy shall be against funds held outside of the Trust Fund and that such claim shall not permit the Company, Bimini nor Bimini Advisors (or any party claiming on the Company’s, Bimini’s or Bimini Advisors’ behalf or in lieu of the Company, Bimini or Bimini Advisors) to have any claim against the Trust Fund or any amounts contained therein.  In the event that the Company, Bimini or Bimini Advisors commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent, which proceeding seeks, in whole or in part, relief against the Trust Fund or the Public Shareholders, whether in the form of money damages or injunctive relief, Parent shall be entitled to recover from the Company, Bimini and/or Bimini Advisors the associated legal fees and costs in connection with any such action, in the event Parent prevails in such action or proceeding.  This Section 9.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time.

ARTICLE X

MISCELLANEOUS

10.1 Survival.  None of the respective representations, warranties or covenants or the indemnity provided for herein of the Company and Parent contained herein or in any certificates or other documents delivered prior to or at the Closing shall survive the Effective Time, except for any covenant that by its terms contemplates performance after the Effective Time.

10.2 Notices.

All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, or on the next Business Day when sent by reliable overnight courier to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(i) if to the Company, to:

Orchid Island Capital, Inc.

3305 Flamingo Drive

Vero Beach, Florida 32963

Attention:  Robert E. Cauley

Facsimile:  (772) 231-8896

with a copy to (but which shall not constitute notice to the Company):

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, VA 23219

Attention:  Daniel M. LeBey

Facsimile:  (804) 343-4833

(ii) if to Bimini or Bimini Advisors, to:

Bimini Capital Management, Inc./Bimini Advisors, LLC

3305 Flamingo Drive

Vero Beach, Florida 32963

Attention:  Robert E. Cauley

Facsimile:  (772) 231-8896

with a copy to (but which shall not constitute notice to Bimini or Bimini Advisors):

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, VA 23219

Attention:  Daniel M. LeBey

Facsimile:  (804) 343-4833

(iii) if to Parent or Merger Sub, to:

FlatWorld Acquisition Corp.

c/o FlatWorld Capital LLC

220 East 42nd St., 29th Floor

New York, NY 10017

Attention:  Jeffrey A. Valenty, President

Facsimile:  (212) 796-4002

with a copy to (but which shall not constitute notice to Parent or Merger Sub):

Ellenoff Grossman & Schole LLP

150 East 42nd Street

New York, New York 10017

Attention:  Douglas S. Ellenoff, Esq.

Facsimile:  (212) 370-7889

10.3 Binding Effect; Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.  This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the other Parties, and any assignment without such consent shall be null and void, except that Parent and Merger Sub may assign any or all of their rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent following not less than ten (10) days prior written notice to the other Parties hereto; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

10.4 Governing Law; Jurisdiction.  This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws or principles thereof.  All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York County, New York.  The Parties hereby:  (a) submit to the exclusive jurisdiction of any New York state or federal court for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.  Each of Parent, Merger Sub, the Company, Bimini and Bimini Advisors agrees that a final judgment in any action or proceeding with respect to which all appeals have been taken or waived, shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by Law.  Each of Parent, Merger Sub, the Company, Bimini and Bimini Advisors irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such Party.  Nothing in this Section 10.4 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

10.5 Waiver of Jury Trial.  Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.  Each of the Parties:  (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of any Action, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Parties have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.5.

10.6 Counterparts.  This Agreement may be executed and delivered (including by facsimile or electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.7 Interpretation.  The article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.  As used in this Agreement:  (a) the term “Person” shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity, (b) unless otherwise specified herein, the term “affiliate,” with respect to any Person, shall mean and include any Person, directly or indirectly, through one or more intermediaries controlling, controlled by or under common control with such Person, (c) the term “subsidiary” of any specified Person shall mean any corporation a majority of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity a majority of the total equity interests of which, is directly or indirectly (either alone or through or together with any other subsidiary) owned by such specified Person, (d) the term “knowledge,” when used with respect to the Company, shall mean the actual knowledge, after reasonable inquiry of the matters presented (with reference to what is customary and prudent for the applicable individuals in connection with the discharge by the applicable individuals of their duties as officers or directors of the Company), of Robert E. Cauley and G. Hunter Haas, IV, and, when used with respect to Bimini, shall mean the actual knowledge after reasonable inquiry of the matters presented (with reference to what is customary and prudent for the applicable individuals in connection with the discharge by the applicable individuals of their duties as officers or directors of Bimini), of Robert E. Cauley and G. Hunter Haas, IV, and, when used with respect to Parent and Merger Sub, shall mean the knowledge, after reasonable inquiry, of the executive officers of Parent and Merger Sub, and (e) the term “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

10.8 Entire Agreement.  This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto and the Disclosure Schedules referred to herein, which exhibits, schedules and Disclosure Schedules are incorporated herein by reference, embody the entire agreement and understanding of the Parties in respect of the subject matter contained herein.  There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein.  This Agreement and such other agreements supersede all prior agreements and understandings among the Parties with respect to such subject matter.

10.9 Severability.  In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

10.10 Specific Performance.  The Parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed by the Company, Bimini, Bimini Advisors or the Parent or Merger Sub in accordance with their specific terms or were otherwise breached.  Accordingly, the Parties further agree that prior to the termination of this Agreement pursuant to Article VIII, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, whether at law or in equity.

10.11 Third Parties.  Nothing contained in this Agreement or in any instrument or document executed by any Party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party hereto or thereto or a successor or permitted assign of such a Party other than Section 6.3 hereof (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

10.12 Headings.  The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Reorganization to be signed and delivered by their respective duly authorized officers as of the date first above written.

ORCHID ISLAND CAPITAL, INC.

By:	/s/ Robert E. Cauley
	Name:	Robert E. Cauley
	Title:	Chief Executive Officer

BIMINI ADVISORS, LLC

By:	/s/ Robert E. Cauley
	Name:	Robert E. Cauley
	Title:	President

BIMINI CAPITAL MANAGEMENT, INC.

By:	/s/ Robert E. Cauley
	Name:	Robert E. Cauley
	Title:	Chief Executive Officer

FLATWORLD ACQUISITION CORP.

By:	/s/ Jeffrey A. Valenty
	Name:	Jeffrey A. Valenty
	Title:	President

FTWA ORCHID MERGER SUB LLC

By:	/s/ Jeffrey A. Valenty
	Name:	Jeffrey A. Valenty
	Title:	President

FWAC Holdings Limited

By:	/s/ Raj K. Gupta
	Name:	Raj K. Gupta
	Title:	CEO

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

Appendix 1

Parent shall employ the following process to determine the fair value of the Company’s securities portfolio as of immediately prior to the Effective Time:

1. Parent will obtain fair values from Interactive Data Pricing and Reference Data, Inc. (“IDC”) and Bank of America Corporation’s PriceServe service (“PriceServe” and, collectively with IDC, the “Pricing Sources”) for each security in the Company’s securities portfolio, priced as of immediately prior to the Effective Time.

2. Parent will then review the fair values obtained by the Pricing Sources for each security in its portfolio for consistency and accuracy and will select a fair value for each security (the “Company Fair Value”).  The Company Fair Value for each security shall be no higher than the highest of the fair values received from the two Pricing Sources for each security.

3. Parent will use the Company Fair Value to calculate the fair value of all securities in the Company’s security portfolio in accordance with industry standards.

4. Parent will provide to the Auditor the Company Fair Value and the fair values obtained from both Pricing Sources for each security in the Company’s security portfolio and all other supporting details, consents and support required by the Auditor to perform  the Closing Date Balance Sheet Audit (including third party asset confirmations and valuation checks) as required by Section 1.3 of the Agreement.

5. The Auditor’s audit procedures as required by Section 1.3 of the Agreement will be conducted in accordance with the standards of the PCAOB, and the Closing Date Balance Sheet will be prepared by the Parent in conformity with GAAP, including the definition of fair value described in FASB ASC 820, Fair Value Measurement.

 IF YOU WOULD LIKE ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR IF YOU HAVE QUESTIONS ABOUT THE TRANSACTION, YOU SHOULD CONTACT FLATWORLD BY TELEPHONE OR IN WRITING AT THE FOLLOWING ADDRESS:

FlatWorld Acquisition Corp.

c/o FlatWorld Capital LLC

New York, New York 10017

Attn: Jeffrey A. Valenty, President

Tel: (212) 796-4012

The Depositary for the Offer is:

Continental Stock Transfer & Trust Co.

Attn: Reorganization Dept.

17 Battery Place, 8th Floor

New York, NY 10004

By Facsimile (for Eligible Institutions only) (212) 616-7610	Confirm Receipt of Facsimile by Telephone:(917) 262-2378

Questions and requests for assistance regarding this Offer to Purchase may be directed to Morrow & Co., LLC, our Information Agent for the Offer at the telephone numbers set forth below. You may also request additional copies of this Offer to Purchase , the Letter of Transmittal, and the other Offer documents from the Information Agent at the telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for copies of these documents.

The Information Agent for the Offer is:

Morrow & Co., LLC

470 West Avenue, 3rd Floor,

Stamford, CT 06902

Telephone: (800) 662-5200

Banks and brokerage firms: (203) 658-9400

Offer to Purchase Dated August 20, 2012